    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 2000
                                                        REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                             INVITROGEN CORPORATION

                (Name of registrant as specified in its charter)

            DELAWARE                              2836                             33-0373077
(State or other jurisdiction of       (Primary standard industrial              (I.R.S. Employer
 incorporation or organization)       classification code number)             Identification No.)

                              1600 FARADAY AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 603-7200
   (Address, including zip code, and telephone number including area code, of
                   Registrant's Principal Executive Offices)

                                 JAMES R. GLYNN
                              1600 FARADAY AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 603-7200
(Name, address, including zip code,and telephone number including area code, of agent for service)

                         ------------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

        Cameron Jay Rains, Esq.                     David A. Katz, Esq.                     J. Michael Schell, Esq.
        Jeffrey T. Baglio, Esq.                      Mark Gordon, Esq.                      Margaret L. Wolff, Esq.
    Gray Cary Ware & Freidenrich LLP            Wachtell Lipton Rosen & Katz        Skadden, Arps, Slate, Meagher & Flom LLP
   4365 Executive Drive, Suite 1600                 51 West 52nd Street                        Four Times Square
    San Diego, California 92121-2189              New York, New York 10019                  New York, New York 10036
             (858) 677-1400                            (212) 403-1000                            (212) 735-3000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AND ALL OTHER CONDITIONS UNDER THE MERGER AGREEMENTS (DESCRIBED IN THE JOINT PROXY STATEMENT AND PROSPECTUS HEREIN) ARE SATISFIED OR WAIVED.
                         ------------------------------

    If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction 9, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to
Rule 464(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED MAXIMUM      PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF SECURITIES         AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
            TO BE REGISTERED                 REGISTERED(1)           UNIT(2)               PRICE(3)        REGISTRATION FEE(4)
Common Stock, par value $.01 per share        24,462,916             $56.375          $1,379,096,889.50         $28,020.58

(1) The number of shares to be registered pursuant to this Registration Statement is based on the maximum number of shares of Invitrogen Common Stock issuable to stockholders of Life Technologies, Inc. ("Life Technologies") and Dexter Corporation ("Dexter") in the Mergers.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the average high and low prices of Life Technologies Common Stock on August 11, 2000, as reported on over-the-counter bulletin board and based on the average high and low prices of Dexter Common Stock on August 11, 2000, as reported on the New York Stock Exchange.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act, based on the product of the estimated maximum number of shares of Life Technologies Common Stock and Dexter Common Stock to be acquired in the Mergers multiplied by the proposed maximum offering price per share calculated as described in (2) above.

(4) Calculated by multiplying 0.000264 by the proposed maximum aggregate offering price. $336,061 of such amount is offset pursuant to Rule 457(b) by fees previously paid.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

           YOUR VOTE ON THE PROPOSED TRANSACTIONS IS VERY IMPORTANT!

To the Stockholders of Invitrogen Corporation:

    Invitrogen Corporation has agreed to merge with each of Life
Technologies, Inc., and Dexter Corporation which holds 75 percent of Life Technologies. If the mergers are approved by the stockholders of the three companies Dexter and Life Technologies will simultaneously merge into Invitrogen.

    In the Life Technologies merger, each outstanding share of Life Technologies common stock will be converted into $60.00 in cash or Invitrogen common stock or both. In the Dexter merger, each outstanding share of Dexter common stock will be converted into $62.50 in cash or Invitrogen common stock or both.

    In order to complete the mergers, each company must obtain the approval of its stockholders. We believe that the mergers will benefit Invitrogen's stockholders, and we ask for your support in voting for the merger proposal and the other proposals described in the accompanying joint proxy statement and prospectus at the Invitrogen special meeting. The special meeting of Invitrogen stockholders will be held at our offices in Carlsbad, CA, on Thursday, September 14, 2000, at 9:00 a.m., local time.

    Your board of directors has unanimously approved the mergers with Life Technologies and Dexter and recommends that Invitrogen stockholders vote for the merger proposal and the other proposals described in the attached materials.

    Your vote is important, regardless of the number of shares you own. PLEASE VOTE AS SOON AS POSSIBLE TO MAKE SURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING. TO VOTE YOUR SHARES, PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY CARD. YOU ALSO MAY CAST YOUR VOTE IN PERSON AT THE SPECIAL MEETING.

                                          Sincerely,

                                          /s/ Lyle C. Turner

                                          Lyle C. Turner
                                          CHAIRMAN, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE COMMON STOCK TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT AND PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT AND PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This joint proxy statement and prospectus is dated August 14, 2000, and is first being mailed to stockholders on or about August 15, 2000.

              NOTICE OF SPECIAL MEETING OF INVITROGEN STOCKHOLDERS
                               SEPTEMBER 14, 2000

                                                            Carlsbad, California
                                                                 August 14, 2000

    A special meeting of stockholders of Invitrogen Corporation will be held at 1600 Faraday Ave., Carlsbad, CA 92008, on Thursday, September 14, 2000, at 9:00 a.m., local time, for the following purposes:

    1. To consider and vote on a proposal to approve and adopt each of the Agreement and Plan of Merger, dated as of July 7, 2000, between Invitrogen and Life Technologies, and the Agreement and Plan of Merger, dated as of July 7, 2000, between Invitrogen and Dexter Corporation. We have included copies of the Life Technologies merger agreement and the Dexter merger agreement as Annexes A and B to the attached joint proxy statement and prospectus.

    2. To consider and vote on a proposal to amend Invitrogen Corporation's Restated Certificate of Incorporation to increase the authorized capital stock to 131,405,884 shares, consisting of 6,405,884 shares of perferred stock and 125,000,000 shares of common stock.

    3. To consider and vote on a proposal to increase by 3,000,000 the number of shares Invitrogen may issue under Invitrogen's 1997 Stock Option Plan to 8,485,479 shares.

    4. To consider and vote on a proposal to increase by 200,000 the number of shares of Invitrogen common stock that Invitrogen may issue under Invitrogen's 1998 Employee Stock Purchase Plan to 550,000 shares.

    5. To transact such other business as properly may come before the Invitrogen special meeting or any adjournment or postponement of the meeting.

    Only stockholders of record at the close of business on August 10, 2000 will be entitled to vote at the Invitrogen special meeting. We will make available a list of stockholders entitled to vote at the special meeting during ordinary business hours at Invitrogen's offices at 1600 Faraday Avenue, Carlsbad, California 92008 for a period of at least 10 days prior to the special meeting for examination by any Invitrogen stockholder entitled to vote at the special meeting for any purpose germane to the special meeting. To vote your shares, please complete and return the enclosed proxy card. You also may cast your vote in person at the Invitrogen special meeting. Please vote promptly whether or not you expect to attend the Invitrogen special meeting.

                                          By order of the Board of Directors,

                                          /s/ Warner R. Broaddus

                                          Warner R. Broaddus
                                          SECRETARY

    PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

                                     [LOGO]

              YOUR VOTE ON THE PROPOSED MERGER IS VERY IMPORTANT!

To the Stockholders of Dexter Corporation:

    Invitrogen Corporation has agreed to merge with each of Dexter Corporation and Life Technologies, Inc., Dexter's 75 percent owned subsidiary. If the mergers are approved by the stockholders of the three companies Dexter and Life Technologies will simultaneously merge into Invitrogen.

    In the Dexter merger, each outstanding share of Dexter common stock will be converted into $62.50 in cash or Invitrogen common stock or both. In the Life Technologies merger, each outstanding share of Life Technologies common stock will be converted into $60.00 in cash or Invitrogen common stock or both.

    In order to complete the mergers, each company must obtain the approval of its stockholders. We believe that the Dexter merger will benefit our stockholders, and we ask for your support in voting for the merger proposal described in the accompanying joint proxy statement and prospectus at the Dexter special meeting. The special meeting of Dexter stockholders will be held at The University Club, One West 54th Street, New York, New York 10019, on Thursday, September 14, 2000, at 11:30 a.m., local time.

    Your board of directors has unanimously approved the merger with Invitrogen and recommends that Dexter stockholders vote for the merger proposal described in the attached materials.

    Your vote is important, regardless of the number of shares you own. PLEASE VOTE AS SOON AS POSSIBLE TO MAKE SURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING. TO VOTE YOUR SHARES, PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY CARD. YOU ALSO MAY CAST YOUR VOTE IN PERSON AT THE SPECIAL MEETING.

                                          Very truly yours,

                                          /s/ K. Grahame Walker

                                          K. Grahame Walker
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE COMMON STOCK TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT AND PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT AND PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This joint proxy statement and prospectus is dated August 14, 2000, and is first being mailed to stockholders on or about August 15, 2000.

                NOTICE OF SPECIAL MEETING OF DEXTER STOCKHOLDERS
                               SEPTEMBER 14, 2000

                                                      Windsor Locks, Connecticut
                                                                 August 14, 2000

    A special meeting of stockholders of Dexter Corporation will be held at The University Club, One West 54th Street, New York, New York 10019, on Thursday, September 14, 2000, at 11:30 a.m., local time, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of July 7, 2000 between Dexter Corporation and Invitrogen Corporation. We have attached a copy of the Dexter merger agreement as Annex B to the attached joint proxy statement and prospectus.

    2. To transact such other business as properly may come before the Dexter special meeting or any adjournment of postponement of the meeting.

    Only stockholders of record at the close of business on August 14, 2000 will be entitled to vote at the Dexter special meeting. To vote your shares, please complete and return the enclosed proxy card. You also may cast your vote in person at the Dexter special meeting. Please vote promptly whether or not you expect to attend the Dexter special meeting.

                                          By the order of the Board of Directors

                                          /s/ Bruce H. Beatt

                                          Bruce H. Beatt
                                          SECRETARY

    PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

                                     [LOGO]

              YOUR VOTE ON THE PROPOSED MERGER IS VERY IMPORTANT!

To the Stockholders of Life Technologies, Inc.:

    Invitrogen Corporation has agreed to merge with Life Technologies, Inc. and with Dexter Corporation, Life Technologies' 75 percent stockholder. If the mergers are approved by the stockholders of the three companies, Dexter and Life Technologies will simultaneously merge into Invitrogen.

    In the Life Technologies merger, each outstanding share of Life Technologies common stock not held by Dexter will be converted into $60.00 in cash or Invitrogen stock or both. In the Dexter merger, each outstanding share of Dexter common stock will be converted into $62.50 in cash or Invitrogen stock or both.

    In order to complete the mergers, each company must obtain the approval of its stockholders. We believe that the mergers will benefit Life Technologies' stockholders, and we ask for your support in voting for the merger proposal described in the accompanying joint proxy statement and prospectus at the Life Technologies special meeting. The special meeting of Life Technologies stockholders will be held at The University Club, One West 54th Street, New York, New York 10019, on Thursday, September 14, 2000, at Noon, local time.

    Based upon, among other things, the unanimous recommendation of the special committee of directors of Life Technologies who are not affiliated with Dexter, your board of directors has, by unanimous vote of those directors present, approved the merger with Invitrogen and recommends that Life Technologies stockholders vote for the merger proposal described in the attached materials.

    Dexter Corporation, which owns approximately 75% of Life Technologies outstanding common stock, has agreed to vote its Life Technologies shares in favor of the merger. As a consequence, approval of the merger at the special meeting is assured.

    Your vote is important, regardless of the number of shares you own. PLEASE VOTE AS SOON AS POSSIBLE TO MAKE SURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING. TO VOTE YOUR SHARES, PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY CARD. YOU ALSO MAY CAST YOUR VOTE IN PERSON AT THE SPECIAL MEETING.

                                          Very truly yours,

                                          /s/ J. Stark Thompson

                                          J. Stark Thompson
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE COMMON STOCK TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT AND PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT AND PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This joint proxy statement and prospectus is dated August 14, 2000, and is first being mailed to stockholders on or about August 15, 2000.

          NOTICE OF SPECIAL MEETING OF LIFE TECHNOLOGIES STOCKHOLDERS
                               SEPTEMBER 14, 2000

                                                             Rockville, Maryland
                                                                 August 14, 2000

    A special meeting of stockholders of Life Technologies Inc., will be held at The University Club, One West 54th Street, New York, New York 10019 on Thursday, September 14, 2000, at Noon, local time, for the following purposes:

    1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 7, 2000, between Life
       Technologies, Inc. and Invitrogen Corporation. We have included a copy of the Life Technologies merger agreement as Annex A to the attached joint proxy statement and prospectus.

    2. To transact such other business as properly may come before the Life Technologies special meeting or any adjournment or postponement of the meeting.

    Only stockholders of record at the close of business on July 20, 2000 will be entitled to vote at the Life Technologies special meeting. We will make available a list of stockholders entitled to vote at the special meeting during ordinary business hours at Life Technologies' offices at 9800 Medical Center Drive, Rockville, Maryland 20850 for a period of 10 days prior to the special meeting for examination by any Life Technologies stockholder entitled to vote at the special meeting for any purpose germane to the special meeting. To vote your shares, please complete and return the enclosed proxy card. You also may cast your vote in person at the Life Technologies special meeting. Please vote promptly whether or not you expect to attend the Life Technologies special meeting.

                                          By order of the Board of Directors,

                                          /s/ C. Eric Winzer

                                          C. Eric Winzer
                                          SECRETARY

    PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY.....................................................      5
  The Companies.............................................      5
  Vote Required to Approve the Proposals....................      6
  The Mergers...............................................      7
  Our Reasons for the Mergers...............................      8
  Our Recommendations to Stockholders.......................      8
  Opinions of Financial Advisors............................      9
  Board of Directors and Management of Invitrogen Following
    the Mergers.............................................      9
  Additional Interests of Our Executive Officers and Boards
    of Directors as a Result of the Mergers.................     10
  Conditions to the Mergers.................................     10
  Restrictions on Alternative Transactions..................     11
  Termination of the Merger Agreements......................     11
  Termination Fees..........................................     11
  Regulatory Matters........................................     12
  Material United States Federal Income Tax Consequences of
    the Mergers.............................................     12
  Accounting Treatment......................................     12
  Appraisal Rights..........................................     13
  Comparative Per Share Market Price Information............     13

FINANCIAL SUMMARY...........................................     14
  Summary of Selected Historical and Unaudited Pro Forma
    Combined Financial Information..........................     14
  Unaudited Selected Pro Forma Combined Financial
    Information.............................................     16
  Comparative Per Share Information.........................     17

RISK FACTORS................................................     18
  Stockholders who make a cash election may receive a form
    of consideration different from what they elect.........     18
  Value of Invitrogen common stock to be received in the
    mergers may fluctuate; all holders may not receive the
    same value..............................................     18
  Following the mergers, we may need to obtain additional
    financing to support ongoing operations.................     19
  Failure to successfully integrate Life Technologies into
    our operations could reduce
  Failure to manage growth could impair our business........     19
  Reduction in research and development budgets and
    government funding may affect sales.....................     20
  Failure to license new technologies could impair our new
    product development.....................................     21
  Loss of licenses could hurt our performance...............     21
  Invitrogen's market share depends on new product
    introductions and acceptance............................     21
  Loss of key personnel could hurt our business.............     22
  Competition in the life sciences research market could
    reduce sales............................................     22
  Distributors may force us to use more expensive marketing
    and distribution channels...............................     23
  Invitrogen relies on third party manufacturers to
    manufacture some of our products and components.........     23
  International unrest or foreign currency fluctuations
    could adversely affect our results......................     23
  Inability to protect our technologies could affect our
    ability to compete......................................     24
  Disclosure of trade secrets could aid our competitors.....     24
  Intellectual property or other litigation could harm our
    business................................................     24
  The market price of Invitrogen stock could be volatile,
    which may impair your investment........................     25
  Our anti-takeover defense provisions may deter potential
    acquirors and may depress Invitrogen's stock price......     26
  Accidents related to hazardous materials could adversely
    affect our business.....................................     26

                                                                PAGE
                                                              --------
  Potential product liability claims could affect our
    earnings and financial condition........................     26
  Members of the management and board of directors of
    Invitrogen, Life Technologies and Dexter may have
    interests in the mergers that differ from the interests
    of their stockholders...................................     26
  Absence of dividends could reduce Invitrogen's
    attractiveness to investors.............................     27
  There are other risks related to Life Technologies' and
    Dexter's ongoing operations.............................     27

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................     28

THE INVITROGEN SPECIAL MEETING..............................     29
  When and where the Invitrogen special meeting will be
    held....................................................     29
  What Will be Voted Upon...................................     29
  Only Invitrogen Stockholders of Record as of August 10,
    2000 Are Entitled to Vote...............................     29
  Majority of Outstanding Shares Must be Represented For a
    Vote to be Taken........................................     29
  Vote Required for Approval................................     29
  Voting Your Shares and Changing Your Vote.................     30
  How Proxies Are Counted...................................     30
  Confidential Voting.......................................     30
  Cost of Solicitation......................................     30

THE LIFE TECHNOLOGIES SPECIAL MEETING.......................     31
  When and Where the Life Technologies Special Meeting Will
    be Held.................................................     31
  What Will be Voted Upon...................................     31
  Only Life Technologies Common Stockholders of Record as of
    July 20, 2000 Are Entitled to Vote......................     31
  Majority of Outstanding Shares Must be Represented For a
    Vote to be Taken........................................     31
  Vote Required for Approval................................     31
  Voting Your Shares and Changing Your Vote.................     32
  How Proxies Are Counted...................................     32
  Cost of Solicitation......................................     32

THE DEXTER SPECIAL MEETING..................................     33
  When and Where the Dexter Special Meeting Will be Held....     33
  What Will be Voted Upon...................................     33
  Only Dexter Common Stockholders of Record as of August 14,
    2000 Are Entitled to Vote...............................     33
  Majority of Outstanding Shares Must be Represented For a
    Vote to be Taken........................................     33
  Vote Required for Approval................................     33
  Voting Your Shares and Changing Your Vote.................     33
  How Proxies Are Counted...................................     34
  Cost of Solicitation......................................     34

THE MERGERS.................................................     35
  The Companies.............................................     35
  Background of the Mergers.................................     36
  Reasons for the Mergers and Recommendations of the
    Boards..................................................     42
  Opinion of Invitrogen's Financial Advisor.................     49
  Opinion of Financial Advisor to the Life Technologies
    Special Committee.......................................     53
  Opinion of Dexter's Financial Advisor.....................     59
  Accounting Treatment......................................     66
  Material United States Federal Income Tax Consequences of
    the Mergers.............................................     67
  Certain Litigation........................................     71

                                                                PAGE
                                                              --------
  Regulatory Matters........................................     72
  Federal Securities Laws Consequences; Stock Transfer
    Restriction Agreements..................................     73

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION...............................................     74

INVITROGEN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS................................................     76

INTERESTS OF CERTAIN PERSONS IN THE MERGER..................     83
  Dexter Severance Agreements...............................     83
  Dexter Compensation and Benefit Plans.....................     85
  Life Technologies.........................................     86
  Indemnification and Insurance.............................     89

THE MERGER AGREEMENTS.......................................     90
  Life Technologies Merger Agreement........................     90
  Dexter Merger Agreement...................................    100

APPRAISAL RIGHTS OF STOCKHOLDERS............................    112
  Life Technologies Stockholders' Appraisal Rights..........    112
  Dexter Stockholders' Appraisal Rights.....................    113

OWNERSHIP OF COMMON STOCK...................................    116
  Beneficial Ownership of Invitrogen Common Stock...........    116
  Beneficial Ownership of Life Technologies Stock...........    117
  Beneficial Ownership of Dexter Stock......................    121

DESCRIPTION OF INVITROGEN CAPITAL STOCK.....................    123
  Authorized Capital Stock..................................    123
  Invitrogen Common Stock...................................    123
  Invitrogen Preferred Stock................................    123
  Transfer Agent and Registrar..............................    123

COMPARISON OF STOCKHOLDERS' RIGHTS..........................    124
  Comparison of Charter and By-law Provisions...............    124
  Comparison of Stockholders Rights under the Connecticut
    Law and the Delaware Law................................    128

ADDITIONAL MATTERS FOR CONSIDERATION OF INVITROGEN
  STOCKHOLDERS..............................................    133
  Amendment to Invitrogen's Certificate of Incorporation....    133
  Amendment of 1997 Stock Option Plan.......................    133
  Amendment of the 1998 Employee Stock Purchase Plan........    138

EXPERTS.....................................................    142

LEGAL MATTERS...............................................    142

WHERE YOU CAN FIND MORE INFORMATION.........................    143

INDEX TO FINANCIAL STATEMENTS...............................    F-1

                                                                PAGE
                                                              --------

ANNEX A  --         Agreement and Plan of Merger, dated as of July 7, 2000
                      between Invitrogen Corporation and Life Technologies,
                      Inc.......................................................     A-1

ANNEX B  --         Agreement and Plan of Merger, dated as of July 7, 2000
                      between Invitrogen Corporation and Dexter Corporation.....     B-1

ANNEX C  --         Opinion of Donaldson, Lufkin & Jenrette Securities
                      Corporation...............................................     C-1

ANNEX D  --         Opinion of Credit Suisse First Boston Corporation...........     D-1

ANNEX E  --         Opinion of Lehman Brothers Inc..............................     E-1

ANNEX F  --         Delaware General Corporation Law--Section 262--Appraisal
                      Rights....................................................     F-1

ANNEX G  --         Connecticut Business Corporation Act--Sections 33-855
                      through 33-872--Dissenters' Rights........................     G-1

ANNEX H  --         Amendment to Article IV of the Restated Certificate of
                      Incorporation of Invitrogen Corporation...................     H-1

ANNEX I  --         1997 Stock Option Plan of Invitrogen Corporation............     I-1

ANNEX J  --         1998 Employee Stock Purchase Plan of Invitrogen
                      Corporation...............................................     J-1

    Echo-TM- is a trademark of Invitrogen. TOPO-Registered Trademark- and TA Cloning-Registered Trademark- are Invitrogen trademarks which have been registered with the United States Patent and Trademark Office. The Invitrogen logo and Invitrogenomics-TM- are trademarks of Invitrogen for which registration applications have been filed with the United States Patent and Trademark Office.

    Gateway-TM- is a trademark of Life Technologies, Inc.

                    QUESTIONS AND ANSWERS ABOUT THE MERGERS
                            AND THE SPECIAL MEETINGS

Q: WHY ARE THE COMPANIES PROPOSING THE MERGERS?

A: The simultaneous mergers of each of Life Technologies and Dexter into Invitrogen creates a leading company in life sciences and genomics research tools with annual revenues in excess of $500 million and approximately
    $100 million in operating cash flow. Invitrogen will be a premier products provider for molecular biology research, particularly gene cloning, gene expression, and gene analysis--key techniques in deciphering the human genome, the first draft of which was recently completed.

    In addition, the mergers represent the final step in Dexter's previously announced program to maximize stockholder value in the short-term.

Q: WHAT WILL A STOCKHOLDER RECEIVE WHEN THE MERGERS OCCUR?

A:  HOLDERS OF LIFE TECHNOLOGIES COMMON STOCK

    A Life Technologies stockholder will have the choice to elect to receive in exchange for each of their Life Technologies shares one of the following:

    (1) $60.00 in cash, which will be prorated if necessary so that Invitrogen will not pay more than approximately $105 million in cash in the Life Technologies merger;

    (2) $16.80 in cash and a number of shares of Invitrogen common stock equivalent in value to $43.20 determined by a formula set forth in the Life Technologies merger agreement; or

    (3) A number of shares of Invitrogen common stock equivalent in value to $60.00 (provided that the average price of Invitrogen common stock during the applicable pricing period is within the range of $60.00 to $80.00) determined by a formula set forth in the Life Technologies merger agreement.

    HOLDERS OF DEXTER COMMON STOCK

    A Dexter stockholder will have the choice to elect to receive in exchange for each of their Dexter shares one of the following:

    (1) $62.50 in cash, which will be prorated if necessary so that Invitrogen will not pay more than approximately $410 million in cash in the Dexter merger;

    (2) $17.50 in cash and a number of shares of Invitrogen common stock equivalent in value to $45 determined by a formula set forth in the Dexter merger agreement; or

    (3) A number of shares of Invitrogen common stock equivalent in value to $62.50 (provided that the average price of Invitrogen common stock during the applicable pricing period is within the range of $60.00 to $80.00) determined by a formula set forth in the Dexter merger agreement.

    An election to receive only cash is called a "cash election;" an election to receive all stock is called a "stock election;" and an election to receive a combination of cash and stock is called a "standard election." Stockholders who do not make an election and who are not dissenting stockholders, will be deemed to have made a standard election.

Q: IF I ELECT TO RECEIVE ONLY STOCK OR A COMBINATION OF CASH AND STOCK, HOW MANY
    SHARES OF INVITROGEN COMMON STOCK WILL I RECEIVE IN THE MERGER?

A:  HOLDERS OF LIFE TECHNOLOGIES COMMON STOCK

    The exchange ratio for determining the number of shares of Invitrogen common stock you will receive in the Life Technologies merger will be based on the average closing price of Invitrogen common stock during the 20 consecutive trading days ending on the third trading day prior to the Life Technologies special meeting. However, if the average trading price of Invitrogen common stock during that period is $80 or more, then the exchange ratio will be fixed at 0.75 of an Invitrogen share for each Life Technologies share. If the average trading price during the 20 trading day period is $60 or less, then the exchange ratio will be fixed at 1.0 Invitrogen share for each Life Technologies share. As a result of the $60 to $80 "collar" the value of the consideration you receive in the Life Technologies merger may be more or less depending on the average trading price of Invitrogen common stock. For example, the table below shows the value of the per share merger consideration a Life Technologies stockholder making a stock election would receive at various prices for Invitrogen common stock:

AVERAGE PRICE OF                    IMPLIED VALUE
   INVITROGEN                         OF MERGER
  COMMON STOCK     EXCHANGE RATIO   CONSIDERATION
----------------   --------------   -------------
90.00$......             .75           $67.50
85.00$......             .75           $63.75
80.00$......             .75           $60.00
70.00$......           .8571           $60.00
65.00$......           .9231           $60.00
60.00$......            1.00           $60.00
55.00$......            1.00           $55.00
50.00$......            1.00           $50.00

    The closing price of Invitrogen common stock on August 11, 2000 was $63.69. Stockholders are encouraged to obtain current price information regarding the price of Invitrogen common stock.

    HOLDERS OF DEXTER COMMON STOCK

    The exchange ratio for determining the number of shares of Invitrogen common stock you will receive in the Dexter merger will be based on the average closing price of Invitrogen common stock during the 20 consecutive trading days ending on the third trading day prior to the Dexter special meeting. However, if the average trading price of Invitrogen common stock during that period is $80 or more, then the exchange ratio will be fixed at 0.7813 of an Invitrogen share for each Dexter share. If the average trading price during the 20 trading day period is $60 or less, then the exchange ratio will be fixed at 1.0417 Invitrogen shares for each Dexter share. As a result of the $60 to $80 "collar" the value of the consideration you receive in the Dexter merger may be more or less depending on the average trading price of Invitrogen common stock. For example, the table below shows the value of the per share merger consideration a Dexter stockholder making a stock election would receive at various prices for Invitrogen stock:

AVERAGE PRICE OF                    IMPLIED VALUE
   INVITROGEN                         OF MERGER
  COMMON STOCK     EXCHANGE RATIO   CONSIDERATION
----------------   --------------   -------------
90.00$......            .7813          $70.32
85.00$......            .7813          $66.41
80.00$......            .7813          $62.50
70.00$......            .8923          $62.50
65.00$......            .9615          $62.50
60.00$......           1.0417          $62.50
55.00$......           1.0417          $57.94
50.00$......           1.0417          $52.09

    The closing price of Invitrogen common stock on August 11, 2000 was $63.69. Stockholders are encouraged to obtain current price information regarding the price of Invitrogen common stock.

Q: WILL THE FINAL EXCHANGE RATIO BE ANNOUNCED PRIOR TO THE SPECIAL MEETINGS?

A: Yes. The companies intend to issue a press release announcing the final exchange ratio promptly after it is determined.

Q: IF I ELECT TO RECEIVE ALL OF THE CONSIDERATION OFFERED IN THE MERGER IN CASH,
    WILL I BE ASSURED OF RECEIVING ONLY CASH?

A: No. In each of the mergers, Invitrogen will pay no more than 28 percent of the aggregate consideration in cash. Approximately $105 million in cash will be available to be paid to Life Technologies stockholders in the Life Technologies merger and approximately $410 million in cash will be available to be paid to Dexter stockholders in the Dexter merger. The amount of cash to be paid to Life Technologies stockholders will be prorated such that Life Technologies stockholders who elect to receive cash are assured of receiving at least $16.80 in cash per Life Technologies share. The amount of cash to be paid to Dexter stockholders will be prorated such that Dexter stockholders who elect to receive cash are assured of receiving at least $17.50 in cash per Dexter share.

Q: IF I ELECT TO RECEIVE ALL OF THE CONSIDERATION OFFERED IN THE MERGER IN
    INVITROGEN COMMON STOCK, WILL I BE ASSURED OF RECEIVING ONLY INVITROGEN COMMON STOCK?

A: Yes. Life Technologies and Dexter stockholders who make a stock election or a standard election in the Life Technologies merger or the Dexter merger in Invitrogen common stock are assured of receiving Invitrogen common stock regardless of the number of stockholders electing to receive the merger consideration in common stock.

Q: WHEN DO THE COMPANIES EXPECT TO COMPLETE THE MERGERS?

A: We are working to complete the mergers as quickly as possible. In addition to obtaining the approvals of our stockholders, we must satisfy the specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We expect to complete the mergers in the fall of 2000.

Q: WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE
    MERGERS?

A: In general, for United States federal income tax purposes: (1) stockholders of Dexter or Life Technologies who have exchanged all of their Dexter common stock or Life Technologies common stock solely for cash in the Dexter merger or the Life Technologies merger will recognize gain or loss in an amount equal to the difference between the cash received and that stockholder's adjusted tax basis in the shares surrendered, (2) stockholders of Dexter or Life Technologies who have exchanged all of their Dexter common stock or Life Technologies common stock solely for Invitrogen common stock in the Dexter merger or the Life Technologies merger will not recognize any gain or loss as a result of the exchange, and (3) stockholders of Dexter or Life Technologies who receive a combination of cash and Invitrogen common stock in the Dexter merger or the Life Technologies merger will not recognize any loss but will recognize gain, if any, on the shares so exchanged to the extent of any cash received. DEXTER STOCKHOLDERS AND LIFE TECHNOLOGIES STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO THEM OF THE MERGERS.

Q: DO STOCKHOLDERS HAVE APPRAISAL RIGHTS?

A: Under applicable law, appraisal rights are available to the holders of Life Technologies and Dexter common stock in connection with the mergers. Stockholders wishing to exercise appraisal rights will have the right to receive an appraisal of the value of their shares in connection with the mergers. Invitrogen stockholders do not have appraisal rights in connection with the mergers.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE LIFE TECHNOLOGIES MERGER?

A:  For the Life Technologies merger to occur the merger must be approved by
    (1) the holders of at least 67 percent of the issued and outstanding shares of Life Technologies common stock entitled to vote at the Life Technologies special meeting and (2) the holders of at least a majority of the issued and outstanding shares of Invitrogen common stock entitled to vote at the Invitrogen special meeting. Dexter, which owns approximately 75 percent of the outstanding shares of common stock of Life Technologies has agreed with Invitrogen in the Dexter merger agreement that it will vote its shares of Life Technologies in favor of the Life Technologies merger. As a result, approval of the Life Technologies merger is assured.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE DEXTER MERGER?

A: For the Dexter merger to occur the merger must be approved by (1) the holders of at least two-thirds of the issued and outstanding shares of Dexter common stock entitled to vote at the Dexter special meeting and
    (2) the holders of at least a majority of the issued and outstanding shares of Invitrogen common stock entitled to vote at the Invitrogen special meeting.

Q: WHAT EFFECT WILL THE MERGERS HAVE ON THE PREVIOUSLY ANNOUNCED SALES BY DEXTER
    OF ITS WHOLLY OWNED BUSINESSES?

A: The mergers will not affect the previously announced sale by Dexter of its nonwovens business to Ahlstrom Paper Group Oy or its sale of its electronic materials, adhesives and polymer systems businesses to Loctite Corporation or the sale of its coatings business to Akzo Nobel Coatings Inc. However, the consummation of the sales to Ahlstrom Paper Group Oy and Loctite Corporation are conditions to Invitrogen's obligation to consummate the mergers. The consummation of the sale of Dexter's coatings business to Akzo Nobel is not a condition to the completion of the mergers.

Q: WHEN AND WHERE ARE THE SPECIAL MEETINGS?

A:  THE INVITROGEN SPECIAL MEETING

    The special meeting of Invitrogen stockholders will be held on Thursday, September 14, 2000, at 9:00 a.m., local time, at 1600 Faraday Ave., Carlsbad, California 92008.

    THE LIFE TECHNOLOGIES SPECIAL MEETING

    The special meeting of Life Technologies stockholders will be held on Thursday, September 14, 2000 at Noon, local time, at The University Club, One West 54th Street, New York, New York 10019.

    THE DEXTER SPECIAL MEETING

    The special meeting of Dexter stockholders will be held on Thursday, September 14, 2000 at 11:30 a.m., local time, at The University Club, One West 54th Street, New York, New York 10019.

Q: WHO CAN VOTE AT THE SPECIAL MEETINGS?

A:  THE INVITROGEN SPECIAL MEETING

    Only holders of record of Invitrogen common stock as of the close of business on August 10, 2000 will be entitled to notice of and to vote at the Invitrogen special meeting.

    THE LIFE TECHNOLOGIES SPECIAL MEETING

    Only holders of record of Life Technologies common stock as of the close of business on July 20, 2000 will be entitled to notice of and to vote at the Life Technologies special meeting.

    THE DEXTER SPECIAL MEETING

    Only holders of record of Dexter common stock as of the close of business on August 14, 2000 will be entitled to notice of and to vote at the Dexter special meeting.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
    SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. Just send in a written revocation or a later dated, signed proxy card before the special meetings or simply attend the special meeting and vote in person.

Q: WHAT DO I NEED TO DO NOW?

A: PLEASE VOTE YOUR SHARES AS SOON AS POSSIBLE, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE APPROPRIATE SPECIAL MEETING. You may vote by signing your proxy card and mailing it in the enclosed return envelope, or you may vote in person at the special meetings.

Q: WHAT DO I NEED TO DO NOW?

A: PLEASE VOTE YOUR SHARES AS SOON AS POSSIBLE, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE APPROPRIATE SPECIAL MEETING. You may vote by signing your proxy card and mailing it in the enclosed return envelope, or you may vote in person at the special meetings.

Q: WHOM SHOULD I CALL IF I HAVE QUESTIONS?

A: Stockholders of Invitrogen who have questions about the proposals described in this joint proxy statement and prospectus may call Beacon Hill Partners, Inc. at 800-775-3001.

    Stockholders of Life Technologies or Dexter who have questions about the proposals described in this joint proxy statement and prospectus may call MacKenzie Partners, Inc. at 800-322-2885.

                                    SUMMARY

    THIS SECTION SUMMARIZES PARTICULAR SELECTED INFORMATION ABOUT THE MERGERS FROM THIS JOINT PROXY STATEMENT AND PROSPECTUS. TO UNDERSTAND THE MERGERS FULLY, WE STRONGLY ENCOURAGE YOU TO READ CAREFULLY THIS ENTIRE JOINT PROXY STATEMENT AND PROSPECTUS AND THE DOCUMENTS WHICH WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE HAVE INCLUDED A COPY OF THE LIFE TECHNOLOGIES MERGER AGREEMENT AND THE DEXTER MERGER AGREEMENT IN THIS JOINT PROXY STATEMENT AND PROSPECTUS AS ANNEX A AND ANNEX B, RESPECTIVELY. FOR INFORMATION ON HOW TO OBTAIN THE DOCUMENTS THAT WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 143.

    IN ADDITION TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT AND PROSPECTUS (INCLUDING THE MATTERS ADDRESSED IN "CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS"), YOU SHOULD CONSIDER THE FOLLOWING IN DETERMINING WHETHER TO VOTE IN FAVOR OF THE MERGERS.

THE COMPANIES

    (See Page 35)

INVITROGEN CORPORATION
1600 Faraday Ave.
Carlsbad, California 92008
760-603-7200

    Invitrogen Corporation, a Delaware corporation founded in 1987, develops, manufactures and markets research tools in kit form and provides research services to corporate, academic and government entities. Invitrogen's research kits simplify and improve gene cloning, gene expression and gene analysis techniques as well as other molecular biology activities. Our customers use these techniques and activities to study how a cell is regulated by its genetic material, known as functional genomics, and to search for drugs that can treat diseases. Invitrogen believes its products allow researchers to perform these activities more accurately, efficiently and with greater reproducibility compared to conventional research methods. Invitrogen is headquartered in Carlsbad, California and also has operations in Huntsville, Alabama, Groningen, Netherlands, and Heidelberg, Germany.

    For additional information about Invitrogen and its business, see "The Mergers--The Companies--Invitrogen Corporation" and "Where You Can Find More Information."

LIFE TECHNOLOGIES, INC.
9800 Medical Center Drive
Rockville, Maryland 20850
301-610-8000

    Life Technologies, Inc., a Delaware corporation originally incorporated in Ohio in 1915 and re-incorporated in Delaware in 1986, develops, manufactures and supplies products used in life sciences research and commercial manufacture of genetically engineered products. Life Technologies' products include sera, other cell growth media, biochemicals and enzymes and other biological products necessary for recombinant DNA procedures. These and related products and services provided by Life Technologies are used in cellular biochemistry and molecular biology research and in the production of genetically engineered pharmaceuticals such as interferons, interleukins and tissue plasminogen activator.

    Life Technologies' products are sold to customers consisting of laboratories generally associated with universities, medical research centers, and government institutions as well as biotechnology, pharmaceutical, energy, agricultural and chemical companies. Life Technologies sells its products principally through its own direct sales organization which is supplemented by a network of distributors.

    For additional information about Life Technologies and its business, see "The Mergers--The Companies--Life Technologies, Inc." and "Where You Can Find More Information."

DEXTER CORPORATION
One Elm Street
Windsor Locks, Connecticut 06096
860-292-7675

    Dexter Corporation, a Connecticut corporation founded in 1767, is a specialty materials company principally serving the worldwide aerospace, electronics, food packaging and medical markets with products based on proprietary technologies. Dexter currently has three operating segments: Life Sciences, Nonwovens and Specialty Polymers.

    On June 20, 2000, Dexter signed definitive agreements to sell its electronic materials, adhesives and polymer systems businesses to Loctite Corporation (a member of the Henkel Group) for $400 million in cash and its nonwoven materials business to Ahlstrom Paper Group Oy for $275 million in cash. Completion of these assets sales is a condition to Invitrogen's obligation to effect the mergers. On July 28, 2000, Dexter signed a definitive agreement to sell its coatings business to Akzo Nobel Coatings, Inc. Completion of the sale of Dexter's coatings business is not a condition to Invitrogen's obligation to effect the mergers.

    For additional information about Dexter and its business, see "The Mergers--The Companies--Dexter Corporation" and "Where You Can Find More Information."

VOTE REQUIRED TO APPROVE THE PROPOSALS

    (See Pages 29, 31 and 33)

    INVITROGEN STOCKHOLDERS

    Invitrogen stockholders will vote on:

    - A proposal to approve and adopt the Life Technologies merger agreement and the Dexter merger agreement and to approve the Life Technologies merger and the Dexter merger. Approval of this proposal requires the affirmative vote of the holders of at least a majority of all shares of Invitrogen common stock that are outstanding and entitled to vote at the Invitrogen special meeting.

    - A proposal to approve and adopt an amendment to Invitrogen's Restated Certificate of Incorporation to increase the number of shares of capital stock Invitrogen is authorized to issue to 131,405,884 consisting of 6,405,884 shares of preferred stock and 125,000,000 shares of common stock. Approval of this proposal requires the affirmative vote of the holders of at least a majority of all shares of Invitrogen common stock that are outstanding and entitled to vote at the Invitrogen special meeting. We have included a copy of the amendment to Invitrogen's Restated Certificate of Incorporation as Annex H to this joint proxy statement and prospectus.

    - A proposal to increase by 3,000,000 the number of shares of Invitrogen common stock that Invitrogen may issue under Invitrogen's 1997 Stock Option Plan to 8,485,479 shares. Approval of this proposal requires the affirmative vote of the holders of a majority of the votes cast at the Invitrogen special meeting. We have included a copy of Invitrogen's 1997 Stock Option Plan as Annex I to this joint proxy statement and prospectus.

    - A proposal to increase by 200,000 the number of shares of Invitrogen common stock that Invitrogen may issue under Invitrogen's 1998 Employee Stock Purchase Plan to 550,000 shares. Approval of this proposal requires the affirmative vote of the holders of a majority of the votes cast at the Invitrogen special meeting. We have included a copy of Invitrogen's 1998 Employee Stock Purchase Plan as Annex J to this joint proxy statement and prospectus.

    Invitrogen directors and executive officers as a group own and are entitled to vote approximately 18.4% of the outstanding shares of Invitrogen common stock. Each of the directors and executive officers of Invitrogen that is entitled to vote at the Invitrogen special meeting has indicated that he or she intends to vote his or her shares in favor of the proposals outlined above.

    LIFE TECHNOLOGIES STOCKHOLDERS

    Life Technologies stockholders will vote on a proposal to approve and adopt the Life Technologies merger agreement and to approve the Life Technologies merger. Approval of this proposal requires the affirmative vote of the holders of at least 67 percent of all shares of Life Technologies common stock that are outstanding and entitled to vote at the Life Technologies special meeting. Life Technologies has instituted an action in the Chancery Court in the State of Delaware, seeking a declaratory judgment that the vote required to approve the Life Technologies merger is as described in the immediately preceding sentence. See "The Mergers--Certain Litigation."

    Dexter, the owner of approximately 75% of the outstanding shares of common stock of Life Technologies, has agreed with Invitrogen in the Dexter merger agreement that it will vote its shares in favor of the Life Technologies merger proposal. As a result, approval of the Life Technologies merger is assured.

    Life Technologies directors and executive officers as a group own and are entitled to vote less than 1% of the outstanding shares of Life Technologies common stock. Each of the directors and executive officers of Life Technologies that is entitled to vote at the Life Technologies special meeting has indicated that he or she intends to vote their shares in favor of the Life Technologies merger proposal outlined above.

    DEXTER STOCKHOLDERS

    Dexter stockholders will vote on a proposal to approve and adopt the Dexter merger agreement and to approve the Dexter merger. Approval of this proposal requires the affirmative vote of the holders of at least two-thirds of all shares of Dexter common stock that are outstanding and entitled to vote at the Dexter special meeting.

    Dexter directors and executive officers as a group own and are entitled to vote approximately 2.4% of the outstanding shares of Dexter common stock. Each of the directors and executive officers of Dexter that is entitled to vote at the Dexter special meeting has indicated that he or she intends to vote his or her shares in favor of the Dexter merger proposal outlined above.

THE MERGERS

    (See Page 35)

    THE LIFE TECHNOLOGIES MERGER

    The Life Technologies merger agreement provides for Life Technologies to be merged with Invitrogen. If the Life Technologies merger is approved by the Life Technologies and Invitrogen stockholders and the Dexter merger is approved by the Dexter and Invitrogen stockholders and the other conditions to the Life Technologies merger are satisfied or waived, Life Technologies will be merged with and into Invitrogen simultaneously with the Dexter merger and Invitrogen will continue as the surviving company. After the Life Technologies merger, Life Technologies will cease to exist.

    As a result of the Life Technologies merger, each share of Life Technologies common stock issued and outstanding immediately prior to the Life Technologies merger will be converted into the right to elect to receive in exchange for any one of the following:

    (1) $60.00 in cash, which will be prorated so that Invitrogen will not pay more than approximately $105 million in cash in the Life Technologies merger.

    (2) $16.80 in cash and a number of shares of Invitrogen common stock equivalent in value to $43.20 determined by a formula set forth in the Life Technologies merger agreement.

    (3) A number of shares of Invitrogen common stock equivalent in value to $60.00 (provided that the average price of Invitrogen common stock during the applicable pricing period is within the range of $60.00 to $80.00) determined by a formula set forth in the Life Technologies merger agreement.

    We refer to the consideration payable in the Life Technologies merger as the "Life Technologies merger consideration." We encourage you to read the Life Technologies merger agreement carefully because it is the legal document that governs the merger of Invitrogen and Life Technologies.

    THE DEXTER MERGER

    The Dexter merger agreement provides for Dexter to be merged with Invitrogen. If the Dexter merger is approved by the Dexter and Invitrogen stockholders and the Life Technologies merger is approved by the Life Technologies and Invitrogen stockholders and the other conditions to the Dexter merger are satisfied or waived, Dexter will be merged with and into Invitrogen simultaneously with the Life Technologies merger, and Invitrogen shall continue as the surviving company. After the Dexter merger, Dexter will cease to exist.

    As a result of the Dexter merger, each share of Dexter common stock issued and outstanding immediately prior to the Dexter merger will be converted into the right to elect to receive in exchange for any one of the following:

    (1) $62.50 in cash, which will be prorated so that Invitrogen will not pay more than approximately $410 million in cash in the Dexter merger.

    (2) $17.50 in cash and a number of shares of Invitrogen common stock equivalent in value to $45 determined by a formula set forth in the Dexter merger agreement.

    (3) A number of shares of Invitrogen common stock equivalent in value to $62.50 (provided that the average price of Invitrogen common stock during the applicable pricing period is within the range of $60.00 to $80.00) determined by a formula set forth in the Dexter merger agreement.

    We encourage you to read the Dexter merger agreement carefully because it is the legal document that governs the merger of Invitrogen and Dexter.

OUR REASONS FOR THE MERGERS

    (See Page 42)

    We believe that the merger of Life Technologies into Invitrogen will combine the resources of Invitrogen and Life Technologies and enable the surviving corporation to be a stronger competitor in the life sciences and genomics industries. We believe that the Life Technologies merger will create significant opportunities to enhance stockholder value. We believe the Life Technologies merger will, among other things:

    - create a company with annual revenues in excess of $500 million and approximately $100 million in operating cash flow;

    - bring together a complementary blend of products, assets and capabilities and enhance our growth opportunities; and

    - make Invitrogen a premier products provider for molecular biology research, particularly gene cloning, gene expression, and gene analysis--key techniques in deciphering the human genome.

    In addition, Dexter believes that when considered together with the previously announced sales of Dexter's nonwovens business and its electronic materials, adhesives and polymer systems businesses, the mergers constitute the final step in Dexter's program to maximize value for Dexter stockholders in the short-term.

OUR RECOMMENDATIONS TO STOCKHOLDERS

    (See Page 42)

    TO INVITROGEN STOCKHOLDERS:

    The Invitrogen Board of Directors believes that each of the Life Technologies merger and the Dexter merger is in your best interest and recommends that Invitrogen stockholders vote FOR each of the merger proposals, the proposal to amend Invitrogen's certificate of incorporation to increase the number of shares of capital stock Invitrogen is authorized to issue, the proposal to increase the number of shares of common stock that may be issued under Invitrogen's 1997 Stock Option Plan and under Invitrogen's 1998 Employee Stock Purchase Plan.

    TO LIFE TECHNOLOGIES STOCKHOLDERS:

    Based upon, among other things, the recommendation of the special committee of directors of Life Technologies who are unaffiliated with Dexter, the Life Technologies Board of Directors unanimously approved and adopted the Life Technologies merger agreement and recommends that Life Technologies stockholders vote FOR the Life Technologies merger proposal.

    TO DEXTER STOCKHOLDERS:

    The Dexter Board of Directors believes that the Dexter merger is in your best interest and recommends that Dexter stockholders vote FOR the Dexter merger proposal.

OPINIONS OF FINANCIAL ADVISORS

    (See Pages 49, 53 and 59)

    In connection with the mergers, the boards of directors of Invitrogen and Dexter and the Life Technologies special committee each received an opinion from its respective financial advisors. These opinions are addressed to the Boards of Directors or special committee and do not constitute recommendations to any stockholder as to the form of consideration to be elected in the mergers or any other matters relating to the mergers.

    Invitrogen received a written opinion dated July 8, 2000 from its financial advisor Donaldson, Lufkin & Jenrette Securities Corporation, substantially to the effect that, as of July 7, 2000 and based upon and subject to the matters set forth in the opinion, the merger consideration to be paid by Invitrogen in the Life Technologies merger and the Dexter merger, taken together, was fair to Invitrogen from a financial point of view. We have included this opinion in this joint proxy statement and prospectus as Annex C. INVITROGEN URGES ITS STOCKHOLDERS TO READ THE OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN.

    The special committee of the Board of Directors of Life Technologies received a written opinion dated July 7, 2000 from Credit Suisse First Boston as to the fairness, from a financial point of view, of the consideration to be received in the Life Technologies merger by the holders of Life Technologies common stock, other than Dexter and its subsidiaries, officers and directors. We have included this opinion in this joint proxy statement and prospectus as Annex
D. LIFE TECHNOLOGIES ENCOURAGES ITS STOCKHOLDERS TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN.

    The Dexter board of directors received a written opinion dated July 7, 2000 from its financial advisor, Lehman Brothers Inc., substantially to the effect that, as of that date and based on and subject to the matters described in Lehman Brothers' opinion, from a financial point of view, the consideration to be received in the Dexter merger by the stockholders of Dexter was fair to those stockholders. The full text of Lehman Brothers' written opinion, dated July 7, 2000, is attached to this joint proxy statement and prospectus as Annex E. DEXTER ENCOURAGES ITS STOCKHOLDERS TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN.

BOARD OF DIRECTORS AND MANAGEMENT OF INVITROGEN FOLLOWING THE MERGERS

    (See Page 83)

    The Life Technologies merger agreement provides that two directors of Life Technologies, J. Stark Thompson, Ph.D., the president and chief executive officer of Life Technologies and Thomas H. Adams, Ph.D., will join the board of directors of Invitrogen effective at the effective time of the Life Technologies merger.

    After the Life Technologies merger, Dr. Thompson will continue as the president and chief executive officer of Life Technologies' operations, and he will be appointed to a senior executive management position with Invitrogen. Otherwise, the executive officers of Invitrogen immediately following the mergers will be the same as those immediately prior to the mergers.

ADDITIONAL INTERESTS OF OUR EXECUTIVE OFFICERS AND BOARDS OF DIRECTORS AS A RESULT OF THE MERGERS

    (See Page 83)

    In addition to their interests as stockholders, the directors and executive officers of Life Technologies and Dexter have interests in the mergers that are different from, or in addition to, your interests. These interests exist because of rights they may have under individual severance agreements and compensation and benefit plans.

    In addition, Invitrogen will indemnify the officers and directors of Life Technologies and Dexter for events occurring prior to, at, or after the effective time of the mergers.

    The members of the Life Technologies and Dexter boards of directors and the Life Technologies special committee knew about these additional interests, and considered them when they approved the mergers.

CONDITIONS TO THE MERGERS

    (See Pages 98 and 109)

    CONDITIONS TO THE LIFE TECHNOLOGIES MERGER

    Among other things, completion of the Life Technologies merger requires:

    - approval of the Life Technologies merger by the Life Technologies and Invitrogen stockholders;

    - all of the conditions to the effectiveness of the Dexter merger agreement being satisfied in accordance with the terms of the Dexter merger agreement and both mergers being effective simultaneously;

    - absence of any law or injunction preventing the Life Technologies merger;

    - expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

    - receipt of legal opinions from Life Technologies' and Invitrogen's respective counsel stating that the Life Technologies merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and
    - absence of breaches of representations and warranties contained in the Life Technologies merger agreement which have or are reasonably expected to have a material adverse effect on the representing party.

    Other than the conditions pertaining to stockholder approval, the satisfaction of the conditions to the Dexter merger agreement, the Hart-Scott-Rodino waiting period, and the legality of the Life Technologies merger, Invitrogen and Life Technologies could elect to waive conditions to their own performance and complete the Life Technologies merger. However, Invitrogen and Life Technologies will not waive the condition relating to the receipt of the tax opinions from counsel after the Life Technologies stockholders and the Invitrogen stockholders approve the Life Technologies merger unless further stockholder approval is obtained with appropriate disclosure.

    CONDITIONS TO THE DEXTER MERGER

    Among other things, completion of the Dexter merger requires:

    - approval of the Dexter merger by the Dexter and Invitrogen stockholders;

    - all of the conditions to the effectiveness of the Life Technologies merger agreement being satisfied in accordance with the terms of the Life Technologies merger agreement and both mergers being effective simultaneously;

    - absence of any law or injunction preventing the Dexter merger;

    - expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

    - completion of the sale of Dexter's electronic materials, adhesives and polymer systems businesses to Loctite Corporation and completion of the sale of Dexter's nonwovens business to Ahlstrom Paper Group Oy;

    - receipt of legal opinions from Dexter's and Invitrogen's respective counsel stating that the Dexter merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

    - absence of breaches of representations and warranties contained in the Dexter merger agreement which have or are reasonably expected to have a material adverse effect on the representing party.

    Other than the conditions pertaining to stockholder approval, the satisfaction of the conditions to the Life Technologies merger agreement, the Hart-Scott-Rodino waiting period, and the legality of the Dexter merger, Invitrogen and Dexter could elect to waive conditions to their own performance and complete the Dexter merger. However, Invitrogen and Dexter will not waive the condition relating to the receipt of the tax opinions from counsel after the Dexter stockholders and the Invitrogen stockholders approve the Dexter merger unless further stockholder approval is obtained after appropriate disclosure.

RESTRICTIONS ON ALTERNATIVE TRANSACTIONS

    (See Page 106)

    The Dexter merger agreement limits the ability of Dexter or any of its subsidiaries (including Life Technologies) to initiate, solicit or encourage discussions with any third party about business combination transactions as alternatives to the Dexter merger; PROVIDED, HOWEVER, Dexter may, in response to an alternative proposal that Dexter concludes in good faith would provide greater aggregate value to Dexter's stockholders, participate in discussions or negotiations.

TERMINATION OF THE MERGER AGREEMENTS

    (See Pages 99 and 110)

    We may agree to terminate either merger agreement at any time prior to the effective time of the mergers, whether before or after obtaining stockholders' approval from our respective stockholders under specified circumstances.

    We may terminate either merger agreement:

    - if the mergers are not completed by October 31, 2000, except that we will extend this deadline date to not later than December 31, 2000 in order to permit expiration of the waiting period under the Hart-Scott-Rodino Act so long as neither of Dexter's asset sale agreements with Loctite or Ahlstrom has been terminated;

    - if a court order or other government action prohibits either merger;

    - if Dexter, Life Technologies or Invitrogen fails to obtain stockholder approval required by law to be given by their respective stockholders;

    - if either the Dexter merger or the Life Technologies merger is terminated in accordance with its terms;

    - if one of the parties materially breaches any of its representations, warranties or obligations under the respective merger agreements such breach makes it impossible for the non-breaching party to satisfy a condition to its obligations; or

    - if the deadline date of the merger agreements is extended beyond October 31, 2000, at any time after the tenth business day after the termination of either the asset purchase agreement between Dexter and Loctite or the asset purchase agreement between Dexter and Ahlstrom.

    In addition, Dexter may terminate the Dexter merger agreement in order to enter into a transaction with a third party which the Dexter board of directors determines provides greater aggregate value to Dexter's stockholders.

TERMINATION FEES

    (See Page 111)

    The Dexter merger agreement requires Dexter to pay to Invitrogen a termination fee of $65 million if the merger agreement terminates due to Dexter's public announcement of an alternate acquisition proposal or if Dexter's stockholders do not approve the Dexter merger and Dexter consummated a sale of all or substantially all of its assets within 12 months.

    The Life Technologies merger agreement does not provide for any termination fees.

REGULATORY MATTERS

    (See Page 73)

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, we cannot complete the mergers until we have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has ended.

    As with any U.S. merger, the Department of Justice and the Federal Trade Commission have the authority to challenge the mergers on antitrust grounds before or after the mergers are completed.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

    (See Page 67)

    No ruling has been or will be sought from the Internal Revenue Service on the United States federal income tax consequences of the mergers. Consummation of the Dexter merger is conditioned upon (1) receipt by Dexter of an opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the Dexter merger will qualify as a reorganization within the meaning of
Section 368(a) of the Code and (2) receipt by Invitrogen of an opinion from its counsel, Gray Cary Ware & Freidenrich LLP, to the effect that the Dexter merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Consummation of the Life Technologies merger is conditioned upon
(1) receipt by Life Technologies of an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the Life Technologies merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and
(2) receipt by Invitrogen of an opinion from its counsel, Gray Cary Ware & Freidenrich LLP, to the effect that the Life Technologies merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The conditions in the Dexter merger agreement and the Life Technologies merger agreement related to those opinions are not waivable after receipt of stockholder approval unless further stockholder approval is received with appropriate disclosure.

    In general, assuming the mergers qualify as reorganizations within the meaning of Section 368(a) and subject to the assumptions and qualifications set forth under the heading "The Mergers--Material United States Federal Income Tax Consequences of the Mergers," (1) stockholders of Dexter or Life Technologies who have exchanged all of their Dexter common stock or Life Technologies common stock solely for cash in the Dexter merger or the Life Technologies merger will recognize gain or loss in an amount equal to the difference between the cash received and that stockholder's adjusted tax basis in the shares surrendered,
(2) stockholders of Dexter or Life Technologies who exchanged all of their Dexter common stock or Life Technologies common stock solely for Invitrogen common stock in the Dexter merger or the Life Technologies merger will not recognize any gain or loss as a result of the exchange, and (3) stockholders of Dexter or Life Technologies who receive a combination of cash and Invitrogen common stock in the Dexter merger or the Life Technologies merger will not recognize any loss but will recognize gain, if any, on the shares so exchanged to the extent of any cash received. See "The Mergers--Material United States Federal Income Tax Consequences of the Mergers." TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGERS TO STOCKHOLDERS WILL DEPEND ON THEIR INDIVIDUAL CIRCUMSTANCES. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO THEM OF THE MERGER.

ACCOUNTING TREATMENT

    (See Page 66)

    The mergers will be accounted for using the purchase method of accounting as such term is used under U.S. generally accepted accounting principles. The purchase method accounts for a merger as an acquisition of one company by another. See "Pro Forma Condensed Combined

Financial Information" and "The Mergers--Accounting Treatment."

APPRAISAL RIGHTS

    (See Page 112)

    Under the law of Delaware, where Invitrogen is incorporated, holders of Invitrogen common stock do not have the right to receive an appraisal of the value of their shares of Invitrogen common stock in connection with either of the mergers.

    Under the law of Delaware, where Life Technologies is incorporated, holders of Life Technologies common stock who comply with the applicable requirements of Delaware law will have the right to receive an appraisal of the value of their shares in connection with the Life Technologies merger. We have included a copy of Delaware General Business Law--Section 262--Appraisal Rights as Annex F to this joint proxy statement and prospectus.

    Under the law of Connecticut, where Dexter is incorporated, holders of Dexter common stock who comply with the applicable requirements of Connecticut law will have the right to receive an appraisal of the value of their Dexter shares in connection with the Dexter merger. We have included a copy of Connecticut Business Corporation Act--Sections 33-855 through
33-872--Dissenter's Rights as Annex G to this joint proxy statement and prospectus.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

    (See Page 74)

    Invitrogen common stock is traded on the Nasdaq National Market System under the symbol "IVGN." Life Technologies common stock is traded on the over-the-counter bulletin board under the symbol "LTEK.OB." Dexter common stock is traded on the New York Stock Exchange under the symbol "DEX."

    Set forth below are the closing stock prices of Invitrogen common stock, Life Technologies common stock and Dexter common stock as listed on July 7, 2000, the last full trading day before the public announcement of the merger, and on August 11, 2000.

                                         LIFE
                        INVITROGEN   TECHNOLOGIES    DEXTER
                          COMMON        COMMON       COMMON
                          STOCK         STOCK        STOCK
                         (NASDAQ)       (OTC)        (NYSE)
                        ----------   ------------   --------
July 7, 2000.........     $77.13        $49.00       $48.00
August 11, 2000......     $63.69        $54.50       $57.50

                               FINANCIAL SUMMARY
   SUMMARY OF SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL
                                  INFORMATION

    We are providing the following selected historical financial information to help you in analyzing the financial aspects of the mergers. This information is only a summary and you should read it in conjunction with Invitrogen's, Life Technologies' and Dexter's historical financial statements (and related notes) contained in the reports that have been filed with the Securities and Exchange Commission. See "Where You Can Find More Information."

             INVITROGEN--SELECTED HISTORICAL FINANCIAL INFORMATION

                                          AT OR FOR THE
                                        SIX MONTHS ENDED
                                            JUNE 30,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                       -------------------   ----------------------------------------------------
                                         2000       1999       1999       1998       1997       1996       1995
                                       --------   --------   --------   --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................  $ 54,983   $45,243    $ 92,945   $70,593    $ 55,341   $ 44,606   $33,705
Net income...........................     2,958     4,271       9,236     4,977       2,910      2,661     2,034
Net income (loss) applicable to
  common shares......................     2,958     5,019(1)    9,984(1)   3,873    (12,740)(2)    2,490   1,924
Cash, cash equivalents and short-term
  investments........................   273,841    38,758     102,238     6,559       9,333      1,959       878
Total assets.........................   346,431    84,275     156,776    45,407      34,257     22,422    18,292
Long-term obligations, less current
  portion............................     2,782     7,538       7,324     8,095       5,807      5,838     6,060
Non-voting redeemable common stock of
  Invitrogen B.V.....................        --        --          --     1,599       1,295      1,306     1,143
Convertible preferred stock..........        --        --          --    16,141      15,242         --        --
5.5% Convertible subordinated notes     172,500        --          --        --          --         --        --
Total stockholders' equity...........   155,704    61,014     130,665     7,413       3,259      8,552     5,507
Earnings (loss) per share:
Basic................................  $   0.13   $  0.28    $   0.52   $  0.25    $  (0.86)  $   0.18   $  0.13
Diluted..............................  $   0.12   $  0.24    $   0.46   $  0.22    $  (0.86)  $   0.16   $  0.13

------------------------

(1) 1999 includes a $1.0 million credit to stockholders' equity for an adjustment to the beneficial conversion feature related to convertible preferred stock.

(2) 1997 includes a $15 million charge to stockholders' equity for an adjustment to the beneficial conversion features related to convertible preferred stock.

          LIFE TECHNOLOGIES--SELECTED HISTORICAL FINANCIAL INFORMATION

                                                AT OR FOR THE SIX
                                                  MONTHS ENDED
                                                    JUNE 30,                   AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               -------------------   ----------------------------------------------------------
                                                 2000       1999       1999       1998       1997          1996          1995
                                               --------   --------   --------   --------   --------      --------      --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.....................................  $219,921   $200,295   $409,609   $364,206   $332,808      $310,339      $272,299
Research and development expenses............    13,150     11,933     23,836     21,880     21,281        19,084        15,871
Provision for contract settlement............        --         --      3,870         --         --            --            --
Merger related expenses......................       889         --         --         --         --            --            --
Stockholder acquisition expenses.............                   --         --      5,335         --            --            --
Gain on product line disposal................        --         --         --         --         --         2,569            --
Operating income.............................    33,027     32,181     56,441     50,509     50,934        46,101        34,152
Net income...................................    21,146     20,248     38,277     31,303     32,235        28,700        22,277
Additions to property, plant and equipment...     7,311     19,085     29,170     18,024     23,386        42,151        11,159
Average shares outstanding:
  Basic......................................    25,037     24,946     24,954     23,687     23,171        22,881        22,601
  Diluted....................................    25,257     25,014     25,040     24,204     23,945        23,504        22,929
Cash and cash equivalents....................    67,072     42,494     51,489     56,047     19,076        15,326        23,201
Working capital..............................   191,660    156,767    171,760    160,403    100,927        84,196        96,761
Total assets.................................   416,685    375,828    402,971    353,587    280,274       253,931       208,744
Long-term debt...............................     3,198      3,833      3,699         --      4,564         4,668         1,451
Stockholders' equity.........................   327,020    290,119    310,095    276,108    208,724       182,919       153,925
  Per share..................................  $  13.05   $  11.63   $  12.40   $  11.07   $   8.94      $   7.97      $   6.76
Shares outstanding...........................    25,065     24,947     25,004     24,941     23,351        22,951        22,773
Net income per share:
  Basic......................................  $   0.84   $   0.81   $   1.53   $   1.32   $   1.39      $   1.25      $   0.99
  Diluted....................................  $   0.84   $   0.81   $   1.53   $   1.29   $   1.35      $   1.22      $   0.97
Cash dividend declared per share.............  $     --   $   0.10   $   0.10   $   0.20   $   0.18      $   0.15 1/3  $   0.13 1/3

               DEXTER--SELECTED HISTORICAL FINANCIAL INFORMATION

                                              AT OR FOR THE SIX
                                                MONTHS ENDED
                                                  JUNE 30,                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------   --------------------------------------------------------------
                                               2000       1999        1999         1998         1997         1996         1995
                                             --------   --------   ----------   ----------   ----------   ----------   ----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................................  $530,007   $535,989   $1,041,673   $1,168,037   $1,147,055   $1,100,185   $1,088,905
Gross profit...............................   209,302    206,046      405,849      426,749      411,688      379,205      346,699
Marketing and administrative expenses......   125,894    126,395      251,244      246,911      238,401      223,848      206,708
Research and development expenses..........    25,021     26,179       49,711       56,656       54,021       51,504       49,375
Interest expense...........................    11,252     11,086       20,910       18,210       20,192       20,500       20,931
Income before taxes........................    54,595    138,270      181,178       86,547      111,085       98,252       79,824
Income before minority interests...........    36,033     88,962      119,573       46,400       71,094       63,372       51,487
Net income.................................    29,827     82,579      107,499       31,704       56,427       48,722       40,578
Net Income per share--Diluted..............  $   1.29   $   3.58   $     4.67   $     1.35   $     2.41   $     2.03   $     1.66
Cash dividends declared per share..........  $   0.52   $   0.52   $     1.04   $     1.02   $     0.96   $     0.88   $     0.88

          UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

    We have presented below unaudited selected pro forma combined financial data that reflect both the Life Technologies merger and the Dexter merger using the purchase method of accounting. For a more detailed description of the purchase method of accounting, see "The Mergers--Accounting Treatment." The pro forma adjustments are preliminary and based on management's estimates of the fair value of the assets acquired and liabilities assumed. Consequently, the amounts reflected in the unaudited selected pro forma combined financial information are subject to change, and the final amounts may differ substantially. In addition, the managements of Invitrogen, Life Technologies and Dexter are in the process of assessing and formulating their integration plans to capture synergies which are expected to result in employee separations, elimination of duplicative facilities, employee relocations and other restructuring actions. The final result of these plans could result in material revisions to the estimated liabilities reflected in the accompanying unaudited selected pro forma combined financial information.

    The unaudited selected pro forma combined income statement data for the six-month period ended June 30, 2000 and for the year ended December 31, 1999 gives effect to the mergers as if they were completed on January 1, 1999. The unaudited selected pro forma combined balance sheet data as of June 30, 2000 gives effect to the mergers as if they were completed on that date. The Invitrogen unaudited pro forma combined financial information has been adjusted to exclude the operating results of Dexter's electronic materials, adhesives and polymer systems; nonwoven materials; and coatings businesses due to their expected sales.

                                                          AT OR FOR THE SIX MONTHS   FOR THE YEAR ENDED
                                                            ENDED JUNE 30, 2000      DECEMBER 31, 1999
                                                          ------------------------   ------------------
                                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues................................................         $  274,689               $502,007
Net loss................................................            (41,470)               (75,613)
Net loss applicable to common shares....................            (41,470)               (74,865)
Loss per share:
  Basic.................................................         $    (0.98)              $  (1.95)
  Diluted...............................................         $    (0.98)              $  (1.95)
Cash, cash equivalents and short-term investments.......            122,968
Total assets............................................          1,863,642
Long-term obligations, less current portion.............              5,638
5.5% Convertible subordinated notes                                 172,500
Total stockholders' equity..............................          1,465,197

                       COMPARATIVE PER SHARE INFORMATION

    We have summarized below the per share information for our respective companies on a historical and equivalent combined pro forma basis. You should read the comparative per share information below in conjunction with the selected historical financial data on pages 14 and 15 and the unaudited pro forma condensed combined financial statements appearing on pages F-2 through F-64 of this joint proxy statement and prospectus. The equivalent pro forma per share data for Life Technologies and Dexter stockholders has been determined assuming an exchange ratio of 1.00 and 1.0417, respectively.

                                                              AT OR FOR THE SIX     AT OR FOR THE
                                                                MONTHS ENDED         YEAR ENDED
                                                                JUNE 30, 2000     DECEMBER 31, 1999
                                                              -----------------   -----------------
                                                                 (UNAUDITED)         (UNAUDITED)
INVITROGEN--HISTORICAL
Earnings per common share:
  Basic.....................................................       $ 0.13              $ 0.52
  Diluted...................................................       $ 0.12              $ 0.46
Cash dividends declared per share...........................       $   --              $   --
Book value per share at period end..........................       $ 6.58              $ 5.82

LIFE TECHNOLOGIES--HISTORICAL
Earnings per common share:
  Basic.....................................................       $ 0.84              $ 1.53
  Diluted...................................................       $ 0.84              $ 1.53
Cash dividends declared per share...........................       $   --              $ 0.10
Book value per share at period end..........................       $13.05              $12.40

DEXTER--HISTORICAL
Earnings per common share:
  Basic.....................................................       $ 1.30              $ 4.71
  Diluted...................................................       $ 1.29              $ 4.67
Cash dividends declared per share...........................       $ 0.52              $ 1.04
Book value per share at period end..........................       $20.69              $20.29

INVITROGEN--PRO FORMA
Earnings (loss) per common share:
  Basic.....................................................       $(0.98)             $(1.95)
  Diluted...................................................       $(0.98)             $(1.95)
Cash dividends declared per share...........................       $   --              $ 0.12
Book value per share at period end..........................       $34.29                  --

EQUIVALENT PRO FORMA PER SHARE FOR LIFE TECHNOLOGIES
  STOCKHOLDERS (STOCK ELECTION)
Earnings (loss) per common share:
  Basic.....................................................       $(0.98)             $(1.95)
  Diluted...................................................       $(0.98)             $(1.95)
Cash dividends declared per share...........................       $   --              $ 0.10
Book value per share at period end..........................       $34.29                  --

EQUIVALENT PRO FORMA PER SHARE FOR DEXTER STOCKHOLDERS
  (STOCK ELECTION)
Earnings (loss) per common share:
  Basic.....................................................       $(1.02)             $(2.03)
  Diluted...................................................       $(1.02)             $(2.03)
Cash dividends declared per share...........................       $ 0.54              $ 1.08
Book value per share at period end..........................       $35.72                  --

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT AND PROSPECTUS (INCLUDING THE MATTERS ADDRESSED IN "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS"), YOU SHOULD CONSIDER THE FOLLOWING IN DETERMINING WHETHER TO VOTE IN FAVOR OF THE MERGERS. IN THIS "RISK FACTORS" SECTION, THE TERMS "WE," "OUR," "US" AND SIMILAR TERMS REFER TO INVITROGEN EITHER BEFORE OR AFTER THE MERGERS.

    The operations of Invitrogen after the mergers will be subject to a number of risks and hazards, some inherent to the life sciences industry, which may materially and adversely affect Invitrogen's financial condition or results of operations. The following list outlines some, but not all, of these risks and hazards.

STOCKHOLDERS WHO MAKE A CASH ELECTION MAY RECEIVE A FORM OF CONSIDERATION DIFFERENT FROM WHAT THEY ELECT.

    Because of possible proration, holders of Dexter common stock and Life Technologies common stock who make cash elections may not receive the entire amount of the merger consideration in cash. If a holder elects all cash and the available cash is oversubscribed, then the holder will receive a portion of the merger consideration in Invitrogen common stock.

VALUE OF INVITROGEN COMMON STOCK TO BE RECEIVED IN THE MERGERS MAY FLUCTUATE; ALL HOLDERS MAY NOT RECEIVE THE SAME VALUE.

    Upon consummation of the mergers, all outstanding shares of Dexter common stock and Life Technologies common stock will be converted into cash, Invitrogen common stock or a combination of cash and Invitrogen common stock. Because cash elections will be prorated if necessary so that Invitrogen will not issue more than $410 million in cash for the Dexter merger and $105 million for the Life Technologies merger, it is likely that all stockholders will receive some Invitrogen common stock in the merger. If the average closing price of Invitrogen common stock during the pricing period (the 20-trading day period ending on the third day prior to the Dexter stockholder meeting) is less than $60, the exchange ratio of Invitrogen shares for Dexter shares (assuming a stock election) will be fixed at 1.0417 and the exchange ratio of Invitrogen shares for Life Technologies shares (assuming a stock election) will be fixed at 1.0. If the average closing price of Invitrogen during the pricing period is more than $80, the Invitrogen/Dexter exchange ratio will be fixed at 0.7813, and the Invitrogen/Life Technologies exchange ratio will be fixed at 0.75. In either of those circumstances, because it is likely that all stockholders will receive some Invitrogen common stock, it would be likely that stockholders would receive more than $62.50 for Dexter shares and $60.00 for Life Technologies share if the ratios become fixed at 0.7813 and 0.75, respectively, and for similar reasons they would likely receive less than $62.50 and $60.00, respectively, if the ratios become fixed at 1.0417 and 1.0, respectively. In either of those circumstances, since the total value received would depend upon exactly what portion of the merger consideration consisted of Invitrogen common stock, it is likely that stockholders of Dexter and Life Technologies, respectively, would be receiving consideration of different values depending upon whether they had made a stock election, a cash election or a standard election and upon precisely what the cash proration factor is for cash elections, if any.

    The mergers are likely to occur at a date later than the date of the stockholder meetings and there can be no assurance that the market price of Invitrogen common stock on the date of the stockholders' meetings will reflect the market price of Invitrogen affected by various factors including those we discuss under "Cautionary Statement Concerning Forward-Looking Statements." For historical and current market prices of Invitrogen, Life Technologies and Dexter common stock, see "Comparative Per Share Market Price and Dividend Information."

FOLLOWING THE MERGERS, WE MAY NEED TO OBTAIN ADDITIONAL FINANCING TO SUPPORT ONGOING OPERATIONS.

    In order to consummate the mergers, we will deplete our cash reserves. In order to support ongoing operations, we may need to raise additional funds. Such funds may not be available on favorable terms or at all. If we are unable to raise additional funds we may be required to scale back operations which could adversely impact our business.

FAILURE TO SUCCESSFULLY INTEGRATE LIFE TECHNOLOGIES INTO OUR OPERATIONS COULD REDUCE THE SURVIVING CORPORATION'S PROFITABILITY.

    Invitrogen signed the merger agreement with Life Technologies on July 7, 2000. Our integration of the operations of Life Technologies will require significant efforts from each company, including the coordination of research and development and sales and marketing efforts. Invitrogen may find it difficult to integrate the operations of these acquired companies. Personnel may leave or be terminated because of the mergers. Such employee terminations or resignations or facility closures may require us to make severance or other payments and may result in related litigation.

    Life Technologies' headquarters is located in Rockville, Maryland with other U.S. operations in Frederick, Maryland and Grand Island, New York, while Invitrogen's U.S. headquarters and the bulk of Invitrogen's other operations are located in Carlsbad, California. This physical separation of facilities could make it difficult for us to communicate effectively with, manage and integrate Life Technologies' staff and operations with the rest of Invitrogen. Such difficulties could significantly hurt our operations and consequently our financial results.

    Invitrogen's management may have its attention diverted while trying to integrate Life Technologies. Such diversion of management's attention or difficulties in the transition process could have a material adverse impact on us. If we are not able to successfully integrate the operations of Life Technologies, our expectations of future results of operations may not be met. Factors which will determine the success of the mergers include:

    - changes in the favorable market reaction to Invitrogen's and Life Technologies' significant products;

    - competitive factors, including technological advances attained by competitors and patents granted to, or contested by competitors, which would result in their ability to compete against us more effectively;

    - the ability of the combined company to increase sales of both companies' products; and

    - the ability of the combined company to operate efficiently and achieve cost savings.

    Even if the companies are able to integrate operations, there can be no assurance that synergies will be achieved. The failure to achieve synergies could have a material adverse effect on the business results of operations and financial condition of the combined company.

FAILURE TO MANAGE GROWTH COULD IMPAIR INVITROGEN'S BUSINESS.

    Invitrogen's business has grown rapidly. Our net revenues increased from $55.3 million in 1997 to $92.9 million in 1999. During that same period we significantly expanded our operations in the United States and in Europe. The number of our employees has increased from approximately 272 at December 31, 1996 to approximately 713 at July 31, 2000. Following the proposed mergers, the combined companies will have approximately 2,800 employees and approximately $502 million in pro forma 1999 revenues.

    It is very difficult to manage this rapid growth, and our future success depends on our ability to implement:

    - research and product development;

    - sales and marketing programs;

    - customer support programs;

    - operational and financial control systems; and

    - recruiting and training of new personnel.

    Invitrogen's ability to offer successfully products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and to expand and train our workforce worldwide.

    Invitrogen has developed a high-throughput gene cloning and expression system by scaling up our TOPO TA Cloning technology. We are commercializing this technology under the name Invitrogenomics. Our future business growth depends in part on the success of our Invitrogenomics products and services. In order to succeed in this business we may need to hire additional senior managers. Moreover, operation of Invitrogenomics may present unfamiliar management challenges that we might not successfully address. We may not be able to locate or hire the necessary managers or successfully address the potentially unfamiliar management issues that may occur in Invitrogenomics or other areas of our business.

    Invitrogen's mergers with Life Technologies and Dexter will require additional investments in operations, product research and development, administration and sales and marketing which are significant expenses. Failure to manage successfully and coordinate the growth of the combined company could adversely impact our revenue and profits.

REDUCTION IN RESEARCH AND DEVELOPMENT BUDGETS AND GOVERNMENT FUNDING MAY AFFECT SALES.

    Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

    In recent years, the United States pharmaceutical industry has undergone substantial downsizing and consolidation. Further mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

    A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health
(NIH) and similar domestic and international agencies. Also, a portion of our direct revenues comes from NIH Small Business Innovation Research grant funds. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously damage our business.

    Our customers generally receive funds from approved grants at particular times of the year, as determined by the federal government. In the past, grants have been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

FAILURE TO LICENSE NEW TECHNOLOGIES COULD IMPAIR OUR NEW PRODUCT DEVELOPMENT.

    Our business model of providing products to researchers working on a variety of genetic projects requires us to develop a wide spectrum of products. To generate broad product lines it is advantageous to sometimes license technologies from the scientific community at large rather than depending exclusively on our own employees. As a result, we believe our ability to in-license new technologies from third parties is and will continue to be critical to our ability to offer new products. More than 40% of our current revenues are from products manufactured or sold under licenses from third parties.

    From time to time we are notified or become aware of patents held by third parties which are related to technologies we are selling or may sell in the future. After a review of these patents, we may decide to obtain a license for these technologies from such third parties. We are currently in the process of negotiating several such licenses and expect that we will also negotiate these types of licenses in the future. There can be no assurances that we will be able to negotiate such licenses on favorable terms, or at all.

    Our ability to gain access to technologies needed for new products and services depends in part on our ability to convince inventors that we can successfully commercialize their inventions. We cannot assure you that we will be able to continue to identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all.

LOSS OF LICENSES COULD HURT OUR PERFORMANCE.

    Some of our licenses do not run for the length of the underlying patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling certain of our products, redesign our products or lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products.

    Our licenses typically subject us to various commercialization, sublicensing and other obligations. If we fail to comply with these requirements we could lose important rights under a license, such as the right to exclusivity in a certain market. In some cases, we could also lose all rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We typically do not receive significant indemnification from a licensor against third party claims of intellectual property infringement.

INVITROGEN'S MARKET SHARE DEPENDS ON NEW PRODUCT INTRODUCTIONS AND ACCEPTANCE.

    The market for our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical for the market. For example, prepackaged kits to perform research in particular cell lines and already-isolated genetic material are only now coming into widespread use among researchers. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or damage our business.

    Invitrogen has made a substantial investment in developing the technology underlying Invitrogenomics products and services. The products portion of Invitrogenomics was launched commercially in 1998, and has not achieved significant revenues. We cannot be sure that Invitrogenomics will achieve any commercial success or that revenues will equal or exceed the cost of our investment.

    In the past Invitrogen has experienced, and is likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

    - availability, quality and price relative to competitive products;

    - the timing of introduction of the product relative to competitive products;

    - scientists' opinion of the product's utility;

    - citation of the product in published research; and

    - general trends in life sciences research.

    The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, operating results and financial condition.

LOSS OF KEY PERSONNEL COULD HURT OUR BUSINESS.

    Invitrogen's products and services are highly technical in nature. In general only highly qualified and trained scientists have the necessary skills to develop and market our products and provide our services. We face intense competition for these professionals from our competitors and our customers, marketing partners and companies throughout our industry. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would seriously damage our business. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time.

COMPETITION IN THE LIFE SCIENCES RESEARCH MARKET COULD REDUCE SALES.

    The markets for our products are very competitive and price sensitive. Many other life science research product suppliers have greater financial, operational, sales and marketing resources, and more experience in research and development than we do. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

    The market for our electrophoresis products is also subject to specific competitive risks. This market is highly price competitive. Our competitors have in the past and may in the future compete by lowering prices on certain products. In certain cases, we may respond by lowering our prices which would reduce revenues and profits. Conversely, failure to anticipate and respond to price competition may hurt our market share.

    Invitrogen believes that customers in its markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

DISTRIBUTORS MAY FORCE US TO USE MORE EXPENSIVE MARKETING AND DISTRIBUTION CHANNELS.

    Certain of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase in order to lower their supply costs. In some cases these accounts have established agreements with large distributors, which include discounts and the distributors' direct involvement with the purchasing process. These activities may force us to supply the large distributors with our products at a discount to reach those customers. For similar reasons many larger customers, including the U.S. government, have requested and may in the future request, special pricing arrangements, including blanket purchase agreements. These agreements may limit our pricing flexibility, especially with respect to our electrophoresis products, which could adversely impact our business, financial condition and results of operations. Currently, we do not have the capability to accept and process orders through our website. Accordingly, we may implement sales through Internet vendors. Internet sales through third parties may negatively impact our gross margins as the commission paid on Internet sales would be an additional cost not incurred through the use of non-Internet vendors.

INVITROGEN RELIES ON THIRD PARTY MANUFACTURERS TO MANUFACTURE SOME OF OUR PRODUCTS AND COMPONENTS.

    Invitrogen relies on third party manufacturers to supply many of our raw materials, product components and, in some cases, entire products. In particular, we purchase all of the cassettes used in our pre-cast electrophoresis gels from a single third party manufacturer. Also, we recently contracted with an outside vendor for the production of our PowerEase instrument products. Manufacturing problems may occur with these and other outside sources. If such problems occur, there can be no assurance that we will be able to manufacture our products profitably or on time.

INTERNATIONAL UNREST OR FOREIGN CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS.

    Including subsidiaries and distributors, our products are currently marketed in more than 30 countries throughout the world. Our international revenues, which include revenues from our Netherlands and Germany subsidiaries and export sales, represented 31% of our product revenues in 1999 and 1998, and 27% in 1997. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future, in part because we intend to expand our international operations.

    There are a number of risks arising from our international business, including:

    - general economic and political conditions in the markets in which we operate, including fluctuations in significant currency exchange rates;

    - potential increased costs associated with overlapping tax structures;

    - potential trade restrictions and exchange controls;

    - more limited protection for intellectual property rights in some countries;

    - difficulties and costs associated with staffing and managing foreign operations;

    - uncertain effects of the movement in Europe to a unified currency;

    - slower growth in the European market until the unified currency is fully adopted;

    - unexpected changes in regulatory requirements;

    - the difficulties of compliance with a wide variety of foreign laws and regulations;

    - longer accounts receivable cycles in certain foreign countries; and

    - import and export licensing requirements.

    A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We engage in foreign exchange hedging transactions to manage our foreign currency exposure, but we cannot assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

    The Asia/Pacific region in the past has experienced unstable economic conditions and significant devaluation in its currencies. The economic situation in the region may result in slower payments of outstanding receivable balances. To date, this region has not represented a significant portion of our revenues. However, to the extent the Asia/Pacific region becomes increasingly important, or to the extent the factors affecting the region begin to affect other geographic locations, our business could be damaged.

INABILITY TO PROTECT INVITROGEN'S TECHNOLOGIES COULD AFFECT OUR ABILITY TO COMPETE.

    Invitrogen's success depends to a significant degree upon our ability to develop proprietary products and technologies. However, we cannot assure you that patents will be granted on any of our patent applications. We also cannot assure you that the scope of any of our issued patents will be sufficiently broad to offer meaningful protection. We only have patents issued in selected countries. Therefore, third parties can make, use and sell products covered by our patents in any country in which we do not have patent protection. In addition, our issued patents or patents we license could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. The right to use our products is given to our customers under label licenses that are for research purposes only. These licenses could be contested and we cannot assure you that we would either be aware of an unauthorized use or be able to enforce the restrictions in a cost-effective manner.

DISCLOSURE OF TRADE SECRETS COULD AID OUR COMPETITORS.

    Invitrogen attempts to protect our trade secrets by entering into confidentiality agreements with third parties, our employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. If our trade secrets become known we may lose our competitive position.

INTELLECTUAL PROPERTY OR OTHER LITIGATION COULD HARM OUR BUSINESS.

    Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for and, in some cases, issued to others claiming technologies which are closely related to ours. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices of potential infringement of patents held by others. Although we have to date successfully resolved these types of claims, we may not be able to do so in the future.

    In the event of an intellectual property dispute we may be forced to litigate. Such litigation could involve proceedings declared by the U.S. Patent and Trademark Office or the International Trade Commission, as well as proceedings brought by affected third parties or by Life Technologies or Invitrogen. Intellectual property litigation can be extremely expensive, and such expense, as well as the consequences should we not prevail, could seriously harm our business.

    If a third party claimed an intellectual property right to technology we use, we might need to discontinue an important product or product line, alter our products and processes, pay license fees or cease certain activities. Although we might under these circumstances attempt to obtain a license to such intellectual property, we may not be able to do so on favorable terms, or at all.

    In addition to intellectual property litigation, other substantial, complex or extended litigation could result in large expenditures by us and distraction of our management. For example, lawsuits by employees, stockholders, collaborators or distributors could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon and we cannot assure you that we will always be able to resolve them out of court.

THE MARKET PRICE OF INVITROGEN STOCK COULD BE VOLATILE, WHICH MAY IMPAIR YOUR INVESTMENT.

    The market price of Invitrogen common stock has been subject to volatility and, in the future, the market price of Invitrogen's common stock may fluctuate substantially due to a variety of factors, including:

    - quarterly fluctuations in our operating and earnings per share results;

    - technological innovations or new product introductions by us or our competitors;

    - economic conditions;

    - disputes concerning patents or proprietary rights;

    - changes in earnings estimates by market research analysts;

    - sales of common stock by existing holders;

    - loss of key personnel; and

    - securities class action or other litigation.

    The market price for Invitrogen common stock may also be affected by our ability to meet analysts' expectations. Any failure to meet such expectations, even slightly, could have an adverse effect on the market price of Invitrogen common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business, results of operations and financial condition.

OUR ANTI-TAKEOVER DEFENSE PROVISIONS MAY DETER POTENTIAL ACQUIRORS AND MAY DEPRESS INVITROGEN'S STOCK PRICE.

    Certain provisions of our certificate of incorporation, bylaws and Delaware law could be used by our incumbent management to make it substantially more difficult for a third party to acquire control of Invitrogen. These provisions include the following:

    - we may issue preferred stock with rights senior to those of our common stock;

    - we have a classified board of directors;

    - our by-laws prohibit action by written consent by stockholders; and

    - we require advance notice for nomination of directors and for stockholder proposals.

    These provisions could discourage potential takeover attempts and could adversely affect the market price of Invitrogen common stock.

ACCIDENTS RELATED TO HAZARDOUS MATERIALS COULD ADVERSELY AFFECT OUR BUSINESS.

    Portions of our operations require the controlled use of hazardous and radioactive materials. Although we believe our safety procedures comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination of property or injury to individuals from these materials cannot be completely eliminated. In the event of such an accident, we could be liable for any damages that result, which could seriously damage our business. Additionally, any accident could partially or completely shut down our research and manufacturing facilities and operations.

    We generate waste that must be transported to approved landfills. The transportation and disposal of such waste meets applicable state and federal guidelines. However, the disposal of such waste puts the company at risk for environmental liability if, in the future, the landfills leak and are proved to have damaged the environment.

    Furthermore, in acquiring Dexter, we are assuming Dexter's environmental liabilities. While we believe that Dexter has adequately reserved and/or has insurance for the cost of such liabilities, we anticipate purchasing additional insurance to safeguard the Invitrogen's assets. However, unexpected costs could exceed stated reserves and insurance. This may require us to allocate additional funds and other resources to address Dexter's environmental liabilities.

POTENTIAL PRODUCT LIABILITY CLAIMS COULD AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

    We face a potential risk of liability claims based on our products or services. We carry product liability insurance coverage which is limited in scope and amount but which we believe to be adequate. We cannot assure you, however, that we will be able to maintain this insurance at reasonable cost and on reasonable terms. We also cannot assure you that this insurance will be adequate to protect us against a product liability claim, should one arise.

MEMBERS OF THE MANAGEMENT AND BOARD OF DIRECTORS OF INVITROGEN, LIFE TECHNOLOGIES AND DEXTER MAY HAVE INTERESTS IN THE MERGERS THAT DIFFER FROM THE INTERESTS OF THEIR STOCKHOLDERS.

    Certain members of Invitrogen's, Life Technologies' and Dexter's management and boards of directors have interests in the mergers that may be different from the interests of Invitrogen, Life Technologies and Dexter stockholders. The mergers will give rise to entitlements and benefits for some members of management and the boards of directors of Invitrogen, Life Technologies and Dexter. See "Interests of Certain Persons in the Merger."

ABSENCE OF DIVIDENDS COULD REDUCE INVITROGEN'S ATTRACTIVENESS TO INVESTORS.

    Some investors favor companies that pay dividends, particularly in market downturns. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, we do not currently anticipate paying cash dividends on our common stock in the foreseeable future.

THERE ARE OTHER RISKS RELATED TO LIFE TECHNOLOGIES' AND DEXTER'S ONGOING OPERATIONS.

    There are additional risks related to the ongoing operation of Life Technologies and Dexter that differ in some respects from the risks we have faced previously. These risks include:

    - changes in pricing or availability of fetal bovine serum;

    - the possibility of adverse rulings by or adverse developments in negotiations with the government;

    - litigation risks;

    - potential environmental liabilities; and

    - other risks detailed in the filings by Dexter and Life Technologies with the Securities and Exchange Commission.

    We can not assure you that we will be able to manage these risks in such a manner as will not adversely affect our business.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

    In this document (and in documents that are incorporated by reference), we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to a number of risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of each of our companies (see the following captions: "Summary," "The Mergers--Reasons for the Mergers and Recommendations of the Boards," "--Opinion of Invitrogen's Financial Advisor" and "--Opinion of Financial Advisor to the Life Technologies Special Committee" and "--Opinion of Dexter's Financial Advisor"). Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "expects," "hopes," "targets" or similar expressions. For each of these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    The future results of Invitrogen could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements. If future events and actual performance differ from our assumptions, our actual results could vary significantly from the performance projected in the forward-looking statements.

    You should understand that the following important factors, along with those discussed elsewhere in this joint proxy statement and prospectus and in the documents which we incorporate by reference, could affect the future results of Invitrogen and could cause those results to differ materially from those expressed in the forward-looking statements:

    - The risks and other factors described under the caption "Risk Factors" in this joint proxy statement and prospectus;

    - General economic and business conditions;

    - Industry trends;

    - Our assumptions about customer acceptance, overall market penetration and competition from providers of alternative products and services;

    - Our actual funding requirements; and

    - Availability, terms and development of capital.

    Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement or statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

                         THE INVITROGEN SPECIAL MEETING

    This joint proxy statement and prospectus is being furnished in connection with the solicitation of proxies from the holders of Invitrogen common stock by the Invitrogen board of directors relating to the Life Technologies merger proposal, the Dexter merger proposal and other matters to be voted upon at the Invitrogen special meeting and at any adjournment or postponement of the meeting. This joint proxy statement and prospectus is also a prospectus for shares of Invitrogen common stock to be issued in the Life Technologies merger and the Dexter merger. We mailed this joint proxy statement and prospectus to stockholders beginning August 15, 2000. You should read this joint proxy statement and prospectus carefully before voting your shares.

WHEN AND WHERE THE INVITROGEN SPECIAL MEETING WILL BE HELD.

    The Invitrogen special meeting will be held at 1600 Faraday Ave., Carlsbad, California 92008, on Thursday, September 14, 2000 starting at 9:00 a.m., local time.

WHAT WILL BE VOTED UPON

    At the Invitrogen special meeting, you will be asked to consider and vote upon the following items:

    - to approve and adopt each of the Agreement and Plan of Merger dated as of July 7, 2000 between Invitrogen Corporation and Life Technologies, and the Agreement and Plan of Merger dated as of July 7, 2000 between Invitrogen Corporation and Dexter Corporation and to approve the Life Technologies merger and the Dexter merger and the other transactions described in the respective merger agreements;

    - to consider and vote on a proposal to amend Invitrogen Corporation's Restated Certificate of Incorporation to increase the authorized capital stock to 131,405,884 consisting of 6,405,884 shares of preferred stock and 125,000,000 shares of common stock;

    - to consider and vote on a proposal to increase by 3,000,000 the number of shares Invitrogen may issue under Invitrogen's 1997 Stock Option Plan to 8,485,479;

    - to consider and vote on a proposal to increase by 200,000 the number of shares of Invitrogen common stock that Invitrogen may issue under Invitrogen's 1998 Employee Stock Purchase Plan to 550,000; and

    - such other business as properly may come before the Invitrogen special meeting, or any adjournment or postponement of the meeting.

ONLY INVITROGEN STOCKHOLDERS OF RECORD AS OF AUGUST 10, 2000 ARE ENTITLED TO
VOTE

    Invitrogen stockholders who hold their shares of record as of the close of business on August 10, 2000 are entitled to notice of and to vote at the Invitrogen special meeting. On the record date, there were approximately
23.7 million shares of Invitrogen common stock outstanding and entitled to vote at the Invitrogen special meeting.

MAJORITY OF OUTSTANDING SHARES MUST BE REPRESENTED FOR A VOTE TO BE TAKEN

    In order to have a quorum, a majority of the shares of Invitrogen common stock that are outstanding and entitled to vote at the Invitrogen special meeting must be represented in person or by proxy. If a quorum is not present, a majority of shares that are represented may adjourn or postpone the Invitrogen special meeting.

VOTE REQUIRED FOR APPROVAL

    The proposal relating to the Life Technologies merger and the Dexter merger and the proposal to amend Invitrogen's certificate of incorporation to increase the number of shares of common stock Invitrogen may issue must be approved by the affirmative vote of at least a majority of the shares of the issued and outstanding shares of Invitrogen common stock that are voted at the Invitrogen special meeting. The proposals to approve the amendment to increase the number of shares of Invitrogen common stock which may be issued under Invitrogen's 1997 Stock Option Plan and its 1998 Employee Stock Purchase Plan must be approved by the holders of a majority of the votes cast at the Invitrogen special meeting. Each share of Invitrogen common stock is entitled to cast one vote. As of the Invitrogen record date, Invitrogen directors and executive officers owned and were entitled to vote about 4.3 million shares (or about 18.4%) of Invitrogen common stock.

VOTING YOUR SHARES AND CHANGING YOUR VOTE BY REVOKING YOUR PROXY

    VOTING YOUR SHARES

    The Invitrogen Board of Directors is soliciting proxies from the Invitrogen stockholders. This will give you the opportunity to vote at the Invitrogen special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions.

    To grant your proxy by mail, please complete your proxy card, sign, date and return it in the enclosed envelope. To be valid, a returned proxy card must be signed and dated. If you attend the Invitrogen special meeting in person, you may vote your shares by completing a ballot at the meeting.

    CHANGING YOUR VOTE BY REVOKING YOUR PROXY

    You may revoke your proxy at any time before the polls close at the Invitrogen special meeting. You may revoke your proxy by delivering notice in writing to the Secretary of Invitrogen, granting a later-dated proxy or appearing in person at the Invitrogen special meeting. You will not revoke your proxy by simply attending the Invitrogen special meeting unless you complete a ballot.

HOW PROXIES ARE COUNTED

    If you return a signed and dated proxy card but do not indicate how the shares are to be voted, those shares represented by your proxy card will be voted as recommended by the Invitrogen Board of Directors. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Invitrogen special meeting. A properly executed proxy marked "ABSTAIN" will not be voted. However, it may be counted to determine whether there is a quorum present at the Invitrogen special meeting. Broker non-votes (I.E., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the Invitrogen special meeting. Abstentions and broker non-votes will not be counted as votes cast FOR or AGAINST the Dexter and Life Technologies merger proposals.

CONFIDENTIAL VOTING

    Invitrogen keeps all proxies, ballots and tabulations that identify the vote of individual stockholders confidential if a stockholder elects on the proxy to have such vote kept confidential, except as necessary to meet legal requirements, in a contested proxy solicitation or where stockholders submit consents with their proxies.

COST OF SOLICITATION

    Invitrogen will pay the cost of soliciting Invitrogen proxies. However, Invitrogen, Life Technologies and Dexter will share equally the cost of printing this joint proxy statement and prospectus. In addition to solicitation by mail, telephone or other means, Invitrogen will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners. Invitrogen will, upon request, reimburse these institutions for their reasonable expenses. Invitrogen has retained, for a fee of $15,000 plus expenses, Beacon Hill Partners, Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitation.

                     THE LIFE TECHNOLOGIES SPECIAL MEETING

    This joint proxy statement and prospectus is being furnished in connection with the solicitation of proxies from the holders of Life Technologies common stock by the Life Technologies board of directors relating to the Life Technologies merger proposal and other matters to be voted upon at the Life Technologies special meeting and at any adjournment or postponement of the meeting. This joint proxy statement and prospectus is also a prospectus for shares of Invitrogen common stock to be issued in the Life Technologies merger. Life Technologies mailed this joint proxy statement and prospectus to stockholders beginning August 15, 2000. You should read this joint proxy statement and prospectus carefully before voting your shares.

WHEN AND WHERE THE LIFE TECHNOLOGIES SPECIAL MEETING WILL BE HELD

    The Life Technologies special meeting will be held at The University Club, One West 54th Street, New York, New York 10019, on Thursday, September 14, 2000, starting at 12:00 noon, local time.

WHAT WILL BE VOTED UPON

    At the Life Technologies special meeting, you will be asked to consider and vote upon the following items:

    - to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 7, 2000, between Life Technologies and Invitrogen Corporation; and

    - such other business as properly may come before the Life Technologies special meeting, or any adjournment or postponement of the meeting.

ONLY LIFE TECHNOLOGIES COMMON STOCKHOLDERS OF RECORD AS OF JULY 20, 2000 ARE ENTITLED TO VOTE

    Life Technologies common stockholders who hold their shares of record as of the close of business on July 20, 2000, are entitled to notice of and to vote at the Life Technologies special meeting. On the record date, there were approximately 25 million shares of Life Technologies common stock outstanding and entitled to vote at the Life Technologies special meeting.

MAJORITY OF OUTSTANDING SHARES MUST BE REPRESENTED FOR A VOTE TO BE TAKEN

    In order to have a quorum, a majority of Life Technologies common stock that are outstanding and entitled to vote at the Life Technologies special meeting must be represented in person or by proxy. If a quorum is not present, a majority of shares that are represented may adjourn or postpone the Life Technologies special meeting.

VOTE REQUIRED FOR APPROVAL

    The Life Technologies merger proposal must be approved by the affirmative vote of at least 67% of the shares of common stock that are outstanding and entitled to vote at the Life Technologies special meeting. Each share of Life Technologies common stock is entitled to cast one vote. As of the Life Technologies record date, Life Technologies directors and executive officers owned and were entitled to vote 8,985 shares of Life Technologies common stock which is less than 1% of the outstanding Life Technologies shares. Dexter owns approximately 75% of the outstanding Life Technologies shares and has agreed to vote all of those shares in favor of the approval and adoption of the Life Technologies merger agreement. As a result, the approval of the Life Technologies merger is assured. Life Technologies has instituted an action in the Chancery Court in the State of Delaware seeking a declaratory judgment that the vote required to approve the Life Technologies merger is as described in the first sentence of this paragraph. See "The Mergers--Certain Litigation."

VOTING YOUR SHARES AND CHANGING YOUR VOTE BY REVOKING YOUR PROXY

    VOTING YOUR SHARES

    The Life Technologies board of directors is soliciting proxies from the Life Technologies stockholders. This will give you the opportunity to vote at the Life Technologies special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions. If you do not vote by proxy or attend the Life Technologies special meeting and vote in person, it will have the same effect as voting against the Life Technologies merger proposal.

    To grant your proxy by mail, please complete your proxy card, sign, date and return it in the enclosed envelope. To be valid, a returned proxy card must be signed and dated. If you attend the Life Technologies special meeting in person, you may vote your shares by completing a ballot at the meeting.

    CHANGING YOUR VOTE BY REVOKING YOUR PROXY

    You may revoke your proxy at any time before the polls close at the Life Technologies special meeting. You may revoke your proxy by delivering notice in writing to the Secretary of Life Technologies, granting a later-dated proxy or appearing in person at the Life Technologies special meeting. You will not revoke your proxy by simply attending the Life Technologies special meeting unless you complete a ballot.

HOW PROXIES ARE COUNTED

    If you return a signed and dated proxy card but do not indicate how the shares are to be voted, those shares represented by your proxy card will be voted as recommended by the Life Technologies board of directors. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Life Technologies special meeting. A properly executed proxy marked "ABSTAIN" will not be voted. However, it may be counted to determine whether there is a quorum present at the Life Technologies special meeting. Accordingly, since the affirmative vote of 67 percent of the shares outstanding and entitled to vote at the Life Technologies special meeting is required to approve the Life Technologies merger proposal, a proxy marked "ABSTAIN" will have the effect of a vote against this proposal. Broker non-votes (I.E., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the Life Technologies special meeting.

COST OF SOLICITATION

    Life Technologies will pay the cost of soliciting Life Technologies proxies. However, Dexter, Life Technologies and Invitrogen will share equally the cost of printing this joint proxy statement and prospectus. In addition to solicitation by mail, telephone or other means, Life Technologies will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners. Life Technologies will, upon request, reimburse these institutions for their reasonable expenses. MacKenzie Partners will aid in the solicitation of proxies and will verify certain records related to the solicitation.

    LIFE TECHNOLOGIES STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES WITH THE PROXY CARDS. SOON AFTER THE MERGERS ARE COMPLETED, IF YOU ELECT TO RECEIVE INVITROGEN SHARES AND/OR CASH AS PART OF YOUR CONSIDERATION FOR THE YOUR LIFE TECHNOLOGIES SHARES, YOU WILL RECEIVE WRITTEN INSTRUCTIONS ON HOW TO EXCHANGE YOUR LIFE TECHNOLOGIES STOCK CERTIFICATES FOR SHARES OF INVITROGEN AND/OR CASH.

                           THE DEXTER SPECIAL MEETING

    This joint proxy statement and prospectus is being furnished in connection with the solicitation of proxies from the holders of Dexter common stock by the Dexter board of directors relating to the Dexter merger proposal and other matters to be voted upon at the Dexter special meeting and at any adjournment or postponement of the meeting. This joint proxy statement and prospectus is also a prospectus for shares of Invitrogen common stock to be issued in the Dexter merger. Dexter mailed this joint proxy statement and prospectus to stockholders beginning August 15, 2000. You should read this joint proxy statement and prospectus carefully before voting your shares.

WHEN AND WHERE THE DEXTER SPECIAL MEETING WILL BE HELD

    The Dexter special meeting will be held at The University Club, One West 54th Street, New York, New York 10019, on September 14, 2000, starting at 11:30 a.m., local time.

WHAT WILL BE VOTED UPON

    At the Dexter special meeting, you will be asked to consider and vote upon the following items:

    - to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger dated as of July 7, 2000, between Dexter Corporation and Invitrogen Corporation and to approve the merger with Invitrogen and the other transactions described in the Dexter merger agreement; and

    - such other matters as properly may come before the Dexter special meeting or any adjournment or postponement of the meeting.

ONLY DEXTER COMMON STOCKHOLDERS OF RECORD AS OF AUGUST 14, 2000 ARE ENTITLED TO VOTE

    Dexter common stockholders who hold their shares of record as of the close of business on August 14, 2000, are entitled to notice of and to vote at the Dexter special meeting. On the record date, there were approximately 23 million shares of Dexter common stock outstanding and entitled to vote at the Dexter special meeting.

MAJORITY OF OUTSTANDING SHARES MUST BE REPRESENTED FOR A VOTE TO BE TAKEN

    In order to have a quorum, a majority of Dexter common stock that are outstanding and entitled to vote at the Dexter special meeting must be represented in person or by proxy. If a quorum is not present, a majority of shares that are represented may adjourn or postpone the Dexter special meeting.

VOTE REQUIRED FOR APPROVAL

    The Dexter merger proposal must be approved by the affirmative vote of the holders of at least two-thirds of Dexter common stock that are outstanding and entitled to vote at the Dexter special meeting. Each share of Dexter common stock is entitled to cast one vote. As of the Dexter record date, Dexter directors and executive officers owned and were entitled to vote 559,803 shares (or 2.4%) of Dexter common stock.

VOTING YOUR SHARES AND CHANGING YOUR VOTE BY REVOKING YOUR PROXY

    VOTING YOUR SHARES

    The Dexter board of directors is soliciting proxies from the Dexter stockholders. This will give you the opportunity to vote at the Dexter special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions. If you do not vote by proxy or attend the Dexter special meeting and vote in person, it will have the same effect as voting against the Dexter merger proposal.

    To grant your proxy by mail, please complete your proxy card, sign, date and return it in the enclosed envelope. To be valid, a returned proxy card must be signed and dated. If you attend the Dexter special meeting in person, you may vote your shares by completing a ballot at the meeting.

    CHANGING YOUR VOTE BY REVOKING YOUR PROXY

    You may revoke your proxy at any time before the polls close at the Dexter special meeting. You may revoke your proxy by delivering notice in writing to the Secretary of Dexter, granting a later-dated proxy or appearing in person at the Dexter special meeting. You will not revoke your proxy by simply attending the Dexter special meeting unless you complete a ballot.

HOW PROXIES ARE COUNTED

    If you return a signed and dated proxy card but do not indicate how the shares are to be voted, those shares represented by your proxy card will be voted as recommended by the Dexter board of directors. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Dexter special meeting. A properly executed proxy marked "ABSTAIN" will not be voted. However, it may be counted to determine whether there is a quorum present at the Dexter special meeting. Accordingly, since the affirmative vote of two-thirds of the shares outstanding and entitled to vote at the Dexter special meeting is required to approve the Dexter merger proposal, a proxy marked "ABSTAIN" will have the effect of a vote against this proposal. Broker non-votes (I.E., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the Dexter special meeting. The New York Stock Exchange rules do not permit brokers and nominees to vote the shares that they hold beneficially either for or against the Dexter proposal without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker or other nominee and you do not give them instructions on how to vote your shares, this will have the same effect as voting against the Dexter merger proposal.

COST OF SOLICITATION

    Dexter will pay the cost of soliciting Dexter proxies. However, Dexter, Life Technologies and Invitrogen will share equally the cost of printing this joint proxy statement and prospectus. In addition to solicitation by mail, telephone or other means, Dexter will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners. Dexter will, upon request, reimburse these institutions for their reasonable expenses. Dexter has retained MacKenzie Partners to aid in the solicitation of proxies and will verify certain records related to the solicitation.

    DEXTER STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES WITH THE PROXY CARDS. SOON AFTER THE MERGERS ARE COMPLETED, IF YOU SO ELECT TO RECEIVE INVITROGEN SHARES AND/OR CASH AS PART OF YOUR CONSIDERATION FOR YOUR DEXTER SHARES, YOU WILL RECEIVE WRITTEN INSTRUCTIONS ON HOW TO EXCHANGE YOUR DEXTER STOCK CERTIFICATES FOR SHARES OF INVITROGEN AND/OR CASH.

                                  THE MERGERS

THE COMPANIES

    INVITROGEN CORPORATION

    Invitrogen Corporation, a Delaware corporation founded in 1987, develops, manufactures and markets research tools in kit form and provides research services to corporate, academic and government entities. Invitrogen's research kits simplify and improve gene cloning, gene expression and gene analysis techniques as well as other molecular biology activities. Our customers use these techniques and activities to study how a cell is regulated by its genetic material, known as functional genomics, and to search for drugs that can treat diseases. Invitrogen believes its products allow researchers to perform these activities more accurately, efficiently and with greater reproducibility compared to conventional research methods. Invitrogen is headquartered in Carlsbad, California and also has operations in Huntsville, Alabama, Groningen, Netherlands, and Heidelberg, Germany.

    Invitrogen has its principal executive offices at 1600 Faraday Ave., Carlsbad, California (telephone number 760-603-7200).

    LIFE TECHNOLOGIES, INC.

    Life Technologies, Inc., a Delaware corporation, originally incorporated in Ohio in 1915, re-incorporated in Delaware in 1986, develops, manufactures and supplies more than 10,000 products used in life sciences research and commercial manufacture of genetically engineered products. Life Technologies' products include sera, other cell growth media, biochemicals and enzymes and other biological products necessary for recombinant DNA procedures. These and related products and services provided by Life Technologies are used in cellular biochemistry and molecular biology research and in the production of genetically engineered pharmaceuticals such as interferons, interleukins and tissue plasminogen activator.

    Life Technologies' products are sold to more than 20,000 customers consisting of laboratories generally associated with universities, medical research centers and government institutions as well as biotechnology, pharmaceutical, energy, agricultural and chemical companies. Life Technologies sells its products principally through its own direct sales organization which is supplemented by a network of distributors.

    Life Technologies has its principal executive offices at 9800 Medical Center Drive, Rockville, Maryland (telephone number 301-610-8000).

    DEXTER CORPORATION

    Dexter Corporation, a Connecticut corporation founded in 1767, is a specialty materials company principally serving the worldwide aerospace, electronics, food packaging and medial markets with products based on proprietary technologies. Dexter has three operating segments: Life Sciences, Nonwovens and Specialty Polymers.

    On June 20, 2000 Dexter signed binding, definitive agreements to sell its electronic materials, adhesives and polymer systems businesses to Loctite Corporation (a member of the Henkel Group) for $400 million in cash and its nonwoven materials business to Ahlstrom Paper Group Oy for $275 million in cash. Completion of these assets sales is a condition to the closing of the Invitrogen mergers. On July 28, 2000 Dexter signed a binding definitive agreement to sell its coatings business to Akzo Nobel Coatings Inc. Completion of this asset sale is not a condition to the closing of the mergers.

    Dexter has its principal executive offices at One Elm Street, Windsor Locks, Connecticut (telephone number 860-292-7675).

BACKGROUND OF THE MERGERS

    In mid-December 1999, International Specialty Products Inc., hereafter referred to as ISP, began a unilateral, unsolicited effort to acquire control of Dexter. On December 14, 1999, ISP sent a letter to Dexter proposing to acquire Dexter for $45 per share in cash, subject to execution of a mutually acceptable definitive acquisition agreement. ISP's proposal stated that ISP would be willing to pay more if Dexter were to provide ISP with information that justified an increased price. Following careful consideration of ISP's $45 per share proposal with its financial and legal advisors, on December 23, 1999, the Dexter Board of Directors unanimously concluded that ISP's proposal was both inadequate and contrary to the best interests of the stockholders of Dexter. Accordingly, the Dexter Board rejected ISP's proposal.

    On January 19, 2000, Dexter wrote a letter to Life Technologies with copies to each member of ISP's 13D Group which included ISP. Dexter's letter stated that: "We propose a merger with Life Technologies, Inc. for the purpose of making Life Technologies a wholly owned subsidiary of Dexter. In the merger Dexter will pay every stockholder $49.00 in cash for each of their LTI shares." ISP rejected Dexter's proposal, and, accordingly, Life Technologies took no action with respect to Dexter's proposal.

    On January 27, 2000, ISP announced its intention to present a series of proposals at Dexter's 2000 Annual Meeting (including a slate of 3 nominees to replace Dexter's nominees for election to the Board, proposals to increase the size of Dexter's Board and additional nominees to fill the vacancies, and proposals with respect to Dexter's rights plan) and to solicit proxies in favor of its proposals.

    Following a special meeting of the Dexter Board of Directors on February 8, 2000, Dexter offered both ISP and its financial advisor, Chase Securities Inc., the opportunity to review confidential business information for the purpose of determining whether ISP would be willing to increase its $45 per share proposal to acquire Dexter.

    Shortly thereafter, representatives of Lehman Brothers Inc., Dexter's financial advisor, contacted Invitrogen to discuss the possibility of Invitrogen's making a bid to acquire all of Dexter on a preemptive basis. In the course of the discussion, Invitrogen indicated that it was primarily interested in Dexter's life sciences assets, specifically Dexter's 75% ownership interest in Life Technologies, and that it had itself identified Life Technologies as an attractive growth initiative and had already begun to consider how a business combination could proceed in light of its desire not to acquire Dexter's chemical assets.

    Dexter subsequently entered into confidentiality agreements with ISP and Invitrogen to permit those entities to commence due diligence investigations of Dexter and Life Technologies. On February 26, 2000, Dexter's management made a presentation regarding Dexter's businesses to representatives of Invitrogen and representatives of Donaldson, Lufkin & Jenrette Securities Corporation (referred to in this joint proxy statement and prospectus as DLJ), Invitrogen's financial advisor. DLJ indicated that Invitrogen had preliminarily identified a possible partner to assist it with making a joint bid which would provide for the partner's simultaneous acquisition of Dexter's wholly owned chemical assets.

    On February 28, 2000, the Dexter Board of Directors authorized management, together with its financial advisor, Lehman Brothers, to explore all strategic alternatives available to Dexter to maximize stockholder value in the short-term, including a merger or sale of the company, a financial restructuring or a spin-off or sale of one or more of Dexter's businesses. As part of this process, representatives of Lehman Brothers contacted numerous third parties who might be potentially interested in acquiring the entire company or one or more of its constituent businesses.

    Shortly after Dexter's February 28 announcement, Lehman Brothers provided Invitrogen and numerous other potential interested parties that entered into confidentiality agreements with Dexter various due diligence materials to enable them to make preliminary indications of interest. Invitrogen and the other parties interested in participating in Dexter's sale process were advised by Lehman Brothers that preliminary indications of interest were to be submitted on March 24, 2000 and that indications of interest for the purchase of Dexter as a whole would be given preference to those contemplating the purchase of one more or more of Dexter's businesses.

    On March 23, 2000, after the close of business, ISP delivered a letter to Dexter stating the following:

       "Based upon our evaluation to date, ISP's Board has authorized an increase in the price of ISP's cash merger proposal to $50 per share. If we receive the proper cooperation from Dexter in connection with the balance of the due diligence process and Dexter can demonstrate that the value of the Company would justify a higher price, we would consider increasing this price as well.

       "You should know that ISP has, on this date, executed a commitment letter in which Chase has committed to raise all the financing necessary for the acquisition, a copy of which I have attached. You should note that Chase's commitment for $1.825 billion contains provision for a tender facility so that Dexter stockholders can receive cash payments promptly."

    On March 24, 2000, Dexter received several indications of interest in acquiring the entire company, including an indication of interest from Invitrogen. Dexter also received multiple indications of interest in Dexter's constituent businesses. In light of the strong indications of interest in acquiring all of Dexter, Dexter's Board of Directors determined that Dexter should devote its resources and attention to those bids in the first instance.

    During the course of the next six weeks, Dexter and its advisors worked with each of the prospective bidders for the whole company to develop definitive acquisition proposals for Dexter as well as the outstanding public minority shares of Life Technologies on mutually acceptable terms and conditions. Except for ISP, these bidders were principally life sciences-oriented companies that were interested in a tax-free stock merger transaction. The decline in the public equity markets in the weeks following March 24, 2000 adversely affected the trading prices of the bidders' equity securities and, accordingly, the value of the consideration they had offered. Principally as a result of this development, on May 17, 2000, Dexter announced, among other things, that its Board of Directors had authorized management to pursue the sale of Dexter's wholly owned businesses--nonwoven materials, electronic materials and adhesive and coating systems. Shortly thereafter, Lehman Brothers re-contacted those bidders for Dexter's wholly owned businesses that had submitted the strongest indications of interest.

    In mid-April representatives of Dexter and its counsel met with the four directors of Life Technologies not affiliated with Dexter. Generally, the purpose of these meetings was to brief the unaffiliated Life Technologies directors concerning the process in which Dexter was engaged and possible alternative implications it might have for Life Technologies and its minority stockholders. In the course of those discussions, the unaffiliated Life Technologies directors inquired about and expressed an interest in retaining Wachtell, Lipton, Rosen & Katz, the former counsel for Life Technologies' 1998 special committee, to represent the unaffiliated Life Technologies directors individually. The representatives of Dexter and its counsel agreed this would be an appropriate course of action. Accordingly, Life Technologies retained that counsel to represent the unaffiliated Life Technologies directors individually.

    During the time from mid-May to mid-June, the prospective bidders for Dexter's wholly owned businesses conducted comprehensive due diligence investigations, including meetings with management representatives. In addition, during the first week of June, counsel to Dexter circulated forms of asset acquisition agreements to the prospective purchasers. Each interested party was requested to submit its final bid prior to the close of business on June 9, 2000. The requested bid was to include proposed changes to the form of asset acquisition agreement that had previously been distributed to all prospective purchasers.

    On June 10, 2000, the Dexter Board of Directors met telephonically with members of management and its financial and legal advisors to review and consider the bids received the prior evening. The Dexter Board authorized management and its advisors to proceed as promptly as practicable to negotiate definitive acquisition agreements for the sale of Dexter's wholly owned businesses. The Board initially selected five different parties to participate in such negotiations.

    During the week of June 12, 2000 a representative of Lehman Brothers received an inquiry from a representative of one of the parties that had previously expressed an interest in acquiring all of Dexter in a "pooling of interests" transaction but had not submitted a proposal at the time they had been due. The representative said that his client (of which he was a Board member) had a renewed interest in attempting to structure a transaction that would be acceptable both to Dexter and to ISP and that the representative believed that a transaction in which Dexter stockholders would receive $48 in shares of the third party and Life Technologies stockholders would receive $50 in shares of the third party was both possible and likely to be acceptable to ISP. After consultation with Dexter and its legal advisor, Lehman Brothers informed the party that Dexter was willing to waive the other party's confidentiality agreement obligations (as well as ISP's confidentiality agreement obligations) to permit ISP and the other party to structure a joint proposal to Dexter. However, no proposal was made.

    On or about June 19, 2000 the same third party representative renewed contact with Lehman Brothers and reiterated his belief that a transaction could be developed that would be acceptable to ISP, of which he said he was confident. As part of this contact, the third party representative suggested that his client would be willing to pursue a "pooling" transaction in which Dexter stockholders would receive $50 in shares of the third party and Life Technologies stockholders would receive $55 in shares of the third party. Once again the representative was informed that Dexter would welcome a joint proposal from his client and ISP and that it would waive any limitations in their confidentiality agreements necessary to facilitate discussions leading to such a proposal. No proposal was ever communicated to Dexter. Mr. Heyman subsequently testified under oath that he had had a number of conversations with the representative of the third party exploring that third party's willingness to make a proposal to acquire Dexter in a "pooling" transaction.

    Between June 13, 2000 and June 19, 2000, representatives of the potential acquirors of Dexter's wholly owned businesses and their respective legal and financial advisors completed their remaining due diligence investigation and negotiated the terms of definitive acquisition agreements with representatives of Dexter and its legal and financial advisors. Included among the prospective acquirors of Dexter's wholly owned businesses were Loctite Corporation (a member of the Henkel Group) which expressed interest primarily in acquiring Dexter's electronic materials, adhesives and polymer systems businesses and Ahlstrom Paper Group Oy which expressed interest in acquiring Dexter's nonwovens business.

    On June 18, 2000, the Dexter Board met with its legal and financial advisors to review the status of negotiations with the various prospective purchasers of Dexter's wholly owned businesses, including Loctite and Ahlstrom. At that meeting, Lehman Brothers reviewed with the Dexter Board the financial terms of the transactions currently being negotiated, and Dexter's legal advisors summarized the terms of the agreements that were under negotiation.

    On June 19, 2000, the Dexter Board met telephonically. Dexter's legal advisors updated the Board on the status of negotiations with the various potential buyers, including Loctite and Ahlstrom. In addition, Lehman Brothers delivered its oral opinion, which was later confirmed in writing, to the effect that, from a financial point of view and subject to the matters discussed in its opinion, the consideration to be received by Dexter in the proposed nonwovens asset sale to Ahlstrom was fair to Dexter. Lehman Brothers also delivered its oral opinion, which was later confirmed in writing, to the

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
effect that, from a financial point of view and subject to the matters discussed in its opinion, the consideration to be received by Dexter in the proposed sale of the assets of Dexter's electronic materials, adhesives and polymer systems businesses to Loctite was fair to Dexter. The Dexter Board of Directors then authorized the nonwovens asset sale and the electronic materials, adhesives and polymer systems asset sale subject to the satisfactory finalization of definitive asset purchase agreements.

    During the evening of June 19, 2000, and the following day, representatives of Dexter and Ahlstrom and their respective legal advisors finalized the terms of a definitive asset purchase agreement relating to the sale of Dexter's nonwovens business. Also during that period, representatives of Dexter and Loctite and their respective legal advisors finalized the terms of a definitive asset purchase agreement relating to the sale of Dexter's electronic materials, adhesives and polymer systems businesses.

    On June 20, 2000, ISP announced its intention to commence a $45 per share all cash tender offer for all shares of Dexter common stock not owned by ISP. The Dexter Board of Directors reconvened late in the afternoon on June 20. Dexter's legal advisors reviewed with the members of the Board the terms of the acquisition agreements for the sale of the nonwoven materials business and the electronic materials, adhesives and polymer systems businesses. In addition, Lehman Brothers reconfirmed its opinions with respect to the fairness of the proposed sales. Shortly thereafter, Dexter and Ahlstrom executed and delivered the nonwovens asset purchase agreement and Dexter and Loctite executed and delivered the electronic materials, adhesives and polymer systems asset purchase agreement. Dexter issued a press release announcing the transactions in the evening on June 20, 2000. At the same time, Dexter announced the postponement of its annual meeting of stockholders for two weeks, from June 30, 2000 to July 14, 2000, to allow adequate time for the dissemination of information and evaluation of the proposed asset purchase sales by Dexter's stockholders before being asked to vote for directors.

    On June 22, 2000, at a regularly scheduled meeting of the Dexter Board of Directors, the Board discussed with management and their legal and financial advisors the next steps necessary to complete their program to maximize value in the short-term. The Board of Directors authorized management and Lehman Brothers to continue to pursue a possible transaction involving a sale of Dexter's remaining wholly owned business, the Company's coatings business, and a merger transaction involving Life Technologies.

    On June 24, 2000, representatives of DLJ contacted representatives of Lehman Brothers to discuss a possible transaction involving Dexter and indicated that Invitrogen intended to submit a written indication of interest to Dexter in the near future.

    On June 26, 2000, Invitrogen sent to the Dexter Board a confidential written proposal indicating Invitrogen's interest in entering into a transaction with Dexter pursuant to which Invitrogen would acquire all of the outstanding equity interest of Dexter in a merger transaction for a purchase price of $62.50 per share in cash and Invitrogen common stock. Invitrogen further indicated its desire to commence immediate negotiations of an agreement with Life Technologies that would "provide a complete solution to Dexter, Life Technologies and their respective stockholders." The letter also stated that Invitrogen intended to use cash proceeds from Dexter's asset sales and Invitrogen cash balances "to provide a significant cash component to stockholders of Dexter and Life Technologies." Finally, the letter stated Invitrogen's intention to conduct due diligence in parallel with the contract negotiations, which it said would include a business update on Life Technologies, a review of the asset sale agreements that Dexter had recently announced and confirmatory legal and financial due diligence. Dexter promptly provided details of Invitrogen's proposal to counsel for the unaffiliated Life Technologies directors.

    On June 29, 2000, representatives of Invitrogen and Dexter and their respective financial and legal advisors met to discuss the terms of a transaction in which Invitrogen would acquire the entire equity interest in Dexter and Life Technologies and to permit Invitrogen to complete its due diligence investigation.

    As of June 30, 2000, the Board of Directors of Life Technologies, acting by written consent, constituted a special committee of the Life Technologies Board of Directors consisting of directors not affiliated with Dexter (all of the unaffiliated Life Technologies directors) to consider a possible transaction involving Life Technologies. The members of the special committee are Thomas H. Adams, Ph. D. (Chairman), R. Barry Gettins, Ph. D., Joseph C. Stokes, Jr. and J. Stark Thompson, Ph.D. The special committee was authorized to retain legal and financial advisors to assist it in connection with its consideration of a possible transaction, and the special committee promptly retained Wachtell, Lipton, Rosen & Katz as its legal advisor (which firm had previously been retained to advise the four directors individually) and, after contacting several investment banks, retained Credit Suisse First Boston Corporation as its financial advisor. The special committee selected Wachtell Lipton in part because Wachtell Lipton had represented a special committee (of which Dr. Adams was the chairman) of the Life Technologies board that was constituted in 1998 for the purpose of considering Dexter's 1998 offer to purchase all of the outstanding Life Technologies shares that it did not then own at a price of $37.00 per share, and because Wachtell Lipton had been advising these directors in their individual capacities for several months.

    From June 30, 2000 until July 7, 2000, representatives of Invitrogen and Dexter and their respective legal advisors negotiated the terms of the proposed Dexter merger agreement and representatives of Invitrogen, Dexter and the Life Technologies special committee and their respective legal advisors negotiated the terms of the proposed Life Technologies merger agreement. During this period, at the special committee's request, Invitrogen agreed to change the form of consideration available to Life Technologies stockholders from all stock to a mixture of stock and cash in the aggregate proportion of 72% to 28%. The special committee also sought to increase the amount of consideration to be paid in the merger to Life Technologies' stockholders, but Invitrogen declined to increase its $60 per share offer.

    From July 3, 2000 through July 6, 2000 Invitrogen, Dexter and their respective legal and financial advisors conducted due diligence investigations of each other, and the respective managements of each company made business and financial presentations to the management of the other. Also during this period, Invitrogen, Life Technologies, the Life Technologies special committee and their respective legal and financial advisors conducted reciprocal due diligence investigations of Invitrogen and Life Technologies, and on July 5, 2000, the management of each of Invitrogen and Life Technologies made business and financial presentations to the management of the other. Two members of the Life Technologies special committee, Drs. Thompson and Adams, attended the Invitrogen/Life Technologies management presentations on July 5, 2000 and participated in the due diligence investigations.

    During the period from June 30, 2000 through July 5, 2000 the special committee's legal advisors provided frequent updates on the progress of discussions and negotiations to the individual members of the special committee. On July 6, 2000, the Life Technologies special committee met telephonically to receive an update from its advisors and from Drs. Adams and Thompson, who had participated in the previous day's due diligence sessions. At this meeting, the special committee's legal advisors discussed with the special committee the legal issues surrounding the existence and purpose of the special committee, as well as the committee members' responsibilities under applicable law. Drs. Adams and Thompson informed the other members of the special committee of the results of the previous day's management presentations, and Dr. Thompson discussed Life Technologies' recent operating performance and reviewed the history of Life Technologies' relationship with Dexter and the impact of this relationship on Life Technologies' operations and performance. Next, the special committee's legal advisors explained that as a result of several days of negotiations among the parties, the parties were close to agreement on all terms of the proposed merger agreement. The legal representatives then summarized and explained in detail the proposed terms of the Life Technologies merger agreement and the material terms of the Dexter merger agreement. Also at this meeting, the special committee's financial advisor discussed various financial aspects of the proposed transaction, including the proposed consideration of $60 per Life Technologies share, the allocation of that consideration between cash and shares of Invitrogen common stock and the "collar" mechanism.

    Negotiations among Invitrogen's, Dexter's and the Life Technologies special committee's legal advisors over the final terms of the transaction continued through the night of July 6, 2000 and into the morning of July 7, 2000.

    On the morning of July 7, 2000, the Board of Directors of Invitrogen met and reviewed the terms of the proposed merger agreements. DLJ rendered its fairness opinion, which was subsequently confirmed in writing, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be paid by Invitrogen in the mergers, taken together, was fair from a financial point of view to Invitrogen. At that meeting, the Invitrogen Board unanimously approved the Dexter merger and the Life Technologies merger and recommended that Invitrogen's stockholders approve and adopt the Dexter merger agreement and the Life Technologies merger agreement.

    Also that morning, the Board of Directors of Dexter met to discuss the status of negotiations between Dexter and Invitrogen. At that meeting, Lehman Brothers made a financial presentation and Dexter's legal advisors reviewed the current terms of the proposed acquisition agreement and discussed with the Board its fiduciary obligations. The Dexter board then adjourned its meeting until later in the afternoon.

    In the afternoon on July 7, 2000, the Life Technologies special committee met with its legal and financial advisors to review the terms of the Life Technologies merger. The special committee's legal advisors provided an update on the discussion that had occurred since the previous afternoon. Dr. Thompson discussed the business and strategic rationales, from management's perspective, for the proposed transaction. Representatives of Credit Suisse First Boston, the special committee's financial advisor, discussed financial aspects of the proposed Life Technologies merger, after which Credit Suisse First Boston rendered to the special committee its opinion to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received in the Life Technologies merger by holders of Life Technologies common stock was fair, from a financial point of view, to such holders (other than Dexter and its subsidiaries, officers and directors). Following further discussion, the Life Technologies special committee unanimously recommended that the Life Technologies Board of Directors approve the Life Technologies merger agreement. Following the meeting of the special committee, the Board of Directors of Life Technologies met and received the report and recommendation of the Life Technologies special committee. Based upon, among other things, the report and recommendation of the special committee, the Life Technologies Board of Directors, by unanimous vote of the seven directors present, approved the Life Technologies merger agreement and recommended that Life Technologies' stockholders approve and adopt the Life Technologies merger agreement.

    Following the meeting of the Life Technologies Board of Directors, the meeting of the Dexter Board was reconvened. Management of Dexter and its legal advisors reviewed the terms of the acquisition agreement, and Lehman Brothers delivered its written fairness opinion to the effect that from a financial point of view, as of that date and based on and subject to the matters described in its opinion, the consideration to be received by Dexter stockholders was fair from a financial point of view to such holders.

    Thereafter, on July 7, 2000, Invitrogen and Life Technologies executed the Life Technologies merger agreement and, following execution and delivery of the Life Technologies merger agreement, Invitrogen and Dexter executed the Dexter merger agreement.

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
    During the morning of July 9, 2000, representatives of DLJ and Invitrogen advised Samuel J. Heyman, Chairman of the Board of ISP, that Invitrogen had entered into the merger agreements. Mr. Heyman requested a meeting that afternoon which would make available to ISP representatives of Invitrogen, Dexter and Life Technologies who could brief ISP concerning the financial and legal terms of the transactions and their various legal features, such as stockholder voting requirements and the like. During the afternoon, Mr. Heyman and other representatives of ISP and ISP's legal and financial advisors met with representatives of Invitrogen, Dexter and their respective financial and legal advisors, as well as a representative of the Life Technologies special committee's legal advisor, to discuss the terms and conditions of both the Dexter and the Life Technologies merger agreements. Following a discussion of the economic terms of the two transactions and of Invitrogen's plans for achieving stockholder value from the combination, Mr. Heyman indicated his belief that there appeared to be a "good strategic fit between Invitrogen and Life Technologies." Mr. Heyman said that he preferred to have a larger cash component in the consideration and a wider collar than was provided in the merger agreements. Despite these preferences, Mr. Heyman stated that he intended to reserve judgment on the transaction until the stockholder meeting and ISP's general counsel and a representative of its legal advisor informed counsel for Dexter and the Life Technologies special committee that ISP would terminate its tender offer, withdraw all its stockholder proposals and cease pursuit of its proxy contest and that, because of the conditions in ISP's tender offer, it was necessary to have Dexter's concurrence with the termination of the tender offer, which Dexter afforded to ISP.

    In the late afternoon of July 9, 2000, Invitrogen and Life Technologies issued a joint press release and Dexter issued a separate press release, each of which announced the signing of the Life Technologies and Dexter merger agreements.

REASONS FOR THE MERGERS AND RECOMMENDATIONS OF THE BOARDS

    REASONS FOR THE INVITROGEN/LIFE TECHNOLOGIES MERGER

    Invitrogen and Life Technologies believe that the combination of Invitrogen and Life Technologies will create a leader in molecular biology research and services and that the combined company will be uniquely positioned to service the rapidly developing life sciences and genomics research market. In particular, the senior managements and the boards of directors of each company believe the following are key specific reasons that the merger will be beneficial to Invitrogen and Life Technologies and in the best interest of their respective stockholders:

    CREATE A MORE DIVERSIFIED PORTFOLIO BY COMBINING TECHNOLOGIES FOR GENE CLONING AND GENE EXPRESSION. Together, Invitrogen and Life Technologies will have substantial growth opportunities by offering a comprehensive product line in gene cloning, expression and analysis. For example, the combination of Invitrogen's TOPO TA Cloning and Echo cloning technology, Life Technologies' cDNA and GATEWAY cloning technology, and the industry's broadest line of expression vectors will form an integrated operating system for gene cloning and expression. This system will also provide a highly desirable platform for high-throughput gene expression and analysis. Through this product offering, we will not only be able to enhance our leadership position in the high growth gene cloning and expression market, but also be able to cross sell a wide range of molecular biology products and services into our combined customer base.

    CREATE SUBSTANTIAL OPERATING SYNERGIES AND NEW BUSINESS
OPPORTUNITIES. Invitrogen and Life Technologies believe that integrating our worldwide distribution and marketing infrastructure, which will include over 300 sales professionals and over 60 technical support representatives, will create a significant advantage in serving Invitrogen's and Life Technologies' customers. Invitrogen and Life Technologies believe that the addition of Life Technologies' global manufacturing network, with facilities in North America, Europe, New Zealand and Japan will provide significant advantages in

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
delivering product to our customers, rapidly introducing new products and supporting Invitrogen's growing product line.

    INVITROGEN BOARD OF DIRECTORS' REASONS AND CONSIDERATION AND APPROVAL OF THE
     TRANSACTION

    INFORMATION AND FACTORS CONSIDERED BY THE INVITROGEN BOARD OF
DIRECTORS. The Invitrogen board of directors, in connection with its approval of the mergers, its determination that the mergers are fair to and in the best interest of Invitrogen's stockholders and its recommendation that stockholders adopt the merger agreements, consulted with its legal advisors, including its general counsel and representatives of Gray Cary Ware & Freidenrich LLP, outside counsel on the transaction, regarding the duties of the members of the board, as well as with members of management and its financial advisor. The Invitrogen board also considered the following material information and factors in reaching its determination to approve the mergers, to conclude that the mergers are fair to and in the best interest of Invitrogen's stockholders, and to recommend that stockholders adopt the merger agreements:

    - the reasons described under "--Invitrogen Board of Directors' Reasons and Consideration and Approval of the Transaction;"

    - the exchange ratios being used in the merger and the expected continuing 55% ownership interest in the combined company by Invitrogen's stockholders;

    - presentations by senior members of Invitrogen's management regarding the strategic advantages of acquiring Life Technologies, operational aspects of the transaction and the results of management's operational and legal due diligence review;

    - Invitrogen management's view of the financial condition, results of operations and businesses of Invitrogen and Life Technologies before and after giving effect to the merger based on management's due diligence and publicly available earnings estimates;

    - the strategic fit of Invitrogen and Life Technologies, including the belief that the merger has the potential to enhance stockholder value through the numerous growth opportunities and synergies resulting from combining the two companies' complementary strengths and assets, including cross-promotions and operating efficiencies;

    - the analyses and presentation of Donaldson Lufkin & Jenrette on the financial aspects of the proposed merger, and their written opinion to the effect that, as of July 7, 2000, and based on and subject to the various considerations set forth in its opinion, the aggregate consideration to be paid by Invitrogen in the Life Technologies merger and the Dexter merger was fair from a financial point of view to Invitrogen;

    - the terms and conditions of the merger agreements; the conditions to consummate the mergers, including the contingent sale of Dexter's non-Life Technologies related businesses; the circumstances under which the merger agreement could be terminated and the size and impact of the termination fees associated with a termination; as well as the advice of Invitrogen's financial and legal advisors that these provisions were reasonable in the context of the transaction;

    - the corporate governance arrangements established for the transaction, including the board composition and designation of key senior management which are designed to promote the continuity of management from Invitrogen and Life Technologies and smooth integration of the businesses;

    - the fact that the mergers likely will be completed, including the likelihood that the mergers will receive the necessary regulatory approvals;

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
    - the accounting treatment of the transaction as a "purchase" transaction, including the goodwill that will be recorded on the financial statements of Invitrogen; and

    - the interests of the officers and directors of Invitrogen and Life Technologies in the merger, including the matters described under "--Interests of Certain Invitrogen Directors and Executive Officers in the Merger," and the impact on Invitrogen's stockholders, customers and employees.

    The Invitrogen board also considered the potential adverse consequences of other factors on the proposed merger including:

    - the challenges of combining the businesses, assets and workforces of two major companies and the risks of not achieving the expected operating efficiencies or growth;

    - the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

    - the risk that the mergers will not be consummated.

    This discussion of the information and factors considered by the Invitrogen board is not intended to be exhaustive, but includes the material factors considered. The Invitrogen board did not assign particular weight or rank to the factors it considered in approving the merger. In considering the factors described above, individual members of the Invitrogen board may have given different weight to various ones. The Invitrogen board considered all these factors as a whole, and overall considered them to be favorable to and to support its determination.

    RECOMMENDATION OF THE LIFE TECHNOLOGIES SPECIAL COMMITTEE AND BOARD OF
     DIRECTORS; FAIRNESS OF THE MERGER

    RECOMMENDATION OF THE LIFE TECHNOLOGIES SPECIAL COMMITTEE. The special committee (consisting of four directors not affiliated with Dexter) unanimously has determined that the terms of the Life Technologies merger are advisable, fair to and in the best interests of Life Technologies stockholders other than Dexter, its subsidiaries, officers and directors, and has recommended that the Life Technologies board approve the Life Technologies merger agreement and recommend the approval and adoption of the Life Technologies merger agreement to the stockholders of Life Technologies. The Life Technologies board, by unanimous vote of the seven directors present, has determined that the terms of the Life Technologies merger are advisable, fair to and in the best interests of Life Technologies stockholders and has approved and adopted the Life Technologies merger agreement.

    In the course of reaching its decision to recommend that the Life Technologies board approve the Life Technologies merger agreement and recommend its approval to Life Technologies stockholders, the special committee consulted with Life Technologies' management and with independent legal and financial advisors, and considered the following material factors:

    - The reasons described above under "--Reasons for the Invitrogen/Life Technologies Merger;"

    - The financial terms of the transaction, including the ability of stockholders to elect to receive the merger consideration in the form of cash, stock of Invitrogen, or a combination of cash and stock, subject to proration to preserve the overall 72% - 28% stock/cash mix, and the assurance that stockholders making the "standard election" will receive at least $16.80 in cash together with shares of Invitrogen common stock intended to be worth $43.20 per share;

    - That Life Technologies' stockholders will be entitled to elect to receive the consideration payable to them in the merger solely in cash or solely in stock of Invitrogen, subject to proration to preserve the overall
      72% - 28% stock/cash mix;

    - That the funds necessary to pay the cash portion of the consideration payable in both the Dexter merger and the Life Technologies merger will be internally generated by Dexter, Life

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
      Technologies and Invitrogen and, accordingly, neither transaction is subject to a financing condition;

    - The existence of the "collar" that ensures that if the average trading price per share of Invitrogen common stock as determined in accordance with the Life Technologies merger agreement is $60 or less, the exchange ratio for determining the stock portion of the consideration payable in the Life Technologies merger will be fixed at 1.0 (although this mechanism also provides that if the average trading price of Invitrogen stock is $80 or more, the exchange ratio for determining the stock portion of the consideration payable in the Life Technologies merger will be fixed at 0.75);

    - Presentations by senior members of Life Technologies' management regarding the strategic advantages of merging Life Technologies with Invitrogen and certain operational aspects of the transaction, including the belief that the merger has the potential to enhance stockholder value through the numerous growth opportunities resulting from combining the two companies' complementary strengths and assets, including cross-promotions and operational efficiencies;

    - Life Technologies' management's view of the financial condition, operations and businesses of Invitrogen and Life Technologies;

    - The uncertainty and instability for Life Technologies' business and operations created by ISP's actions in connection with its unilateral attempt to seize control of Dexter, Life Technologies' majority stockholder, including its proxy contest, litigation and announced intention to commence a $45 per share cash tender offer for all Dexter shares, subject to financing and numerous other conditions;

    - The fact that if the Life Technologies merger is completed, Dexter will no longer be the controlling stockholder of Life Technologies;

    - The fact that, during the course of Dexter's solicitation of indications of interest in acquiring all or part of Dexter, including Life Technologies, Dexter did not receive any indication of interest in acquiring Life Technologies at value ranges meeting or exceeding the value offered by Invitrogen;

    - The fact that the special committee negotiated certain terms of the merger agreement directly with Invitrogen, including that such negotiations resulted in improvements to the terms of the Life Technologies merger, including:

       - changing the form of consideration from all stock to a mixture of stock and cash in the aggregate proportion of 72% to 28%;

       - reciprocal representations and warranties between Invitrogen and Life Technologies;

       - certain operating restrictions on Invitrogen during the pendency of the merger;

       - the right of the special committee to approve or veto any proposed amendments to the merger agreement; and

       - assurances that Drs. Adams and Thompson would join the Invitrogen board of directors and that Dr. Thompson would continue to be the chief executive officer of Invitrogen's Life Technologies division, which the special committee believed would contribute to a smooth and stable integration of the two companies' business and to the management and operation of the Life Technologies business within Invitrogen during the period following the merger, which the special committee viewed as directly benefitting Life Technologies' public stockholders who would become stockholders of Invitrogen if the merger is completed;

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
    - The financial presentation of Credit Suisse First Boston, including its opinion dated July 7, 2000 as to the fairness, from a financial point of view, of the Life Technologies merger consideration to the holders of Life Technologies common stock (other than Dexter and its subsidiaries, officers and directors), as described below under the caption "Opinion of Financial Advisor to the Life Technologies Special Committee;"

    - The corporate governance arrangements established for the transaction, including the board composition and designation of key senior management, which are designed to promote the continuity of management from each company and smooth integration of the businesses, which the special committee viewed as directly benefitting Life Technologies' public stockholders who would become stockholders of Invitrogen if the merger is completed;

    - The fact that there are relatively few conditions to the completion of the merger which, the special committee believes, increases the likelihood that the merger will be completed; and

    - That the Life Technologies merger is expected to qualify as a reorganization for purposes of the Internal Revenue Code and that the portion of the merger consideration received in the form of Invitrogen common stock should not be taxable to Life Technologies' stockholders for U.S. income tax purposes.

    The Life Technologies special committee also considered the potential adverse consequences of other factors on the proposed merger including:

    - The fact that the Dexter merger is conditioned upon and will occur simultaneously with the Life Technologies merger, as well as the fact that this condition may not be waived; the fact that the Dexter merger must be approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Dexter common stock; and the fact that Invitrogen's obligation to consummate the Dexter merger is conditioned upon the consummation of Dexter's previously announced sale of its nonwovens business to Ahlstrom Paper Group Oy and the sale of its electronic materials, adhesives and polymer systems businesses to Loctite Corporation.

    - The challenges of combining the businesses, assets and workforces of two major companies and the risks of not achieving the expected operating efficiencies or growth.

    - The fact that the cash portion of the consideration payable in the Life Technologies merger is limited to approximately $105 million.

    - The risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger.

    - The risk that the merger is not completed.

    - The fact that because Dexter, which holds in excess of 75% of Life Technologies' common stock, has agreed with Invitrogen to vote its Life Technologies shares in favor of the merger, under the Life Technologies merger agreement Life Technologies will be unable to engage in any other acquisition transaction that could be proposed by any third party while the merger agreement is in effect.

    - The fact that Dexter has agreed to vote its Life Technologies shares in favor of the Life Technologies merger, thereby assuring approval, and the fact that the Life Technologies merger is not conditioned upon approval of a majority of Life Technologies stockholders who are not affiliated with Dexter.

    In addition, in considering the proposed merger with Invitrogen, the members of the special committee were aware of the interests of certain officers and directors (including committee members) in the transaction, as described under "--Interests of Certain Persons in the Merger."

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
    The foregoing discussion of the information and factors considered by the special committee includes all of the material factors considered by the special committee in reaching its conclusions and recommendations but is not meant to be exhaustive. In view of the variety of factors considered in its reaching its determination, the special committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the special committee may have given different weights to different factors.

    The Life Technologies board consists of nine directors, four of whom served on the special committee. At the July 7, 2000 meeting of the Life Technologies board, the special committee, with its legal and financial advisors participating, reported to the Life Technologies board on its review of the merger agreement and the financial terms of the proposed merger and the factors taken into account by the special committee in reaching its determination to recommend that the board of directors approve the merger agreement. Accordingly, the same factors considered by the special committee were taken into account by the Life Technologies board. In addition, the Life Technologies board considered the conclusions and recommendations of the special committee and believes that these factors supported the Life Technologies board's determination to approve and recommend the merger agreement.

    FAIRNESS OF THE MERGER. The Life Technologies board, including the members of the special committee, also believes that the merger is procedurally fair because, among other things:

    - The special committee consisted of four directors unaffiliated with Dexter, Life Technologies' majority stockholder, who were appointed to represent the interests of Life Technologies' stockholders other than Dexter, its subsidiaries, officers and directors.

    - The special committee retained and received advice from independent legal and financial advisors.

    - The special committee negotiated certain terms of the merger agreement directly with Invitrogen, including that such negotiations resulted in improvements to the terms of the Life Technologies merger, including those described above under "--Recommendation of the Life Technologies Special Committee."

    DEXTER BOARD OF DIRECTORS' REASONS AND CONSIDERATION AND APPROVAL OF THE
     TRANSACTIONS

    THE DEXTER BOARD BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF DEXTER AND ITS STOCKHOLDERS AND RECOMMENDS TO THE STOCKHOLDERS OF DEXTER THAT THEY VOTE FOR THE PROPOSED MERGER.

    The proposed merger enables Dexter to deliver the final installment of its commitment to maximize value for the benefit of all Dexter's stockholders. In reaching its decision, the Dexter Board consulted with its financial and legal advisors, and considered a variety of factors, including the following:

    - The fact that over a period of four months Dexter solicited and received indications of interest from a large number of potential purchasers interested in acquiring either Dexter as an entirety or one or more of its wholly-owned constituent businesses in a process designed to maximize stockholder value in the short-term.

    - The opinion of Lehman Brothers that the consideration to be received by Dexter stockholders pursuant to the Dexter merger agreement is fair, from a financial point of view, to the Dexter stockholders.

    - The fact that under the terms of the Dexter merger agreement, Dexter stockholders will receive at least $17.50 in cash together with shares of Invitrogen common stock intended to be worth

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      $45.00 per share and that the funds necessary to pay the cash portion will be internally generated by Dexter and Invitrogen.

    - The fact that if the average trading price per share of Invitrogen common stock as determined in accordance with the Dexter merger agreement is $80 or more, the exchange ratio for determining the stock portion of the consideration payable in the Dexter merger will be fixed at 0.7813 and if the average trading price per share of Invitrogen common stock is $60 or less, the exchange ratio will be fixed at 1.0417.

    - That the Dexter merger is expected to qualify as a reorganization for purposes of the Internal Revenue Code and that, as such (i) a stockholder of Dexter who exchanges all of such stockholder's Dexter common stock solely for cash in the Dexter merger will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder's adjusted tax basis in the shares surrendered, (ii) a stockholder of Dexter who exchanges all of such stockholder's Dexter common stock solely for Invitrogen common stock in the Dexter merger will not recognize any gain or loss as a result of the exchange, and (iii) a stockholder of Dexter who receives a combination of cash and Invitrogen common stock in the Dexter merger as the case may be, will not recognize any loss but will recognize a gain, if any, on the shares so exchanged to the extent of any cash received.

    - Information concerning the financial performance and condition, prospects, business operation, credit capacity and asset quality of Dexter and Invitrogen.

    - The fact that the Dexter merger is conditioned upon and will occur simultaneously with the Life Technologies merger, as well as the fact that this condition may not be waived.

    - The fact that the Dexter merger must be approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Dexter common stock.

    - The fact that Invitrogen's obligation to consummate the Dexter merger is conditioned upon the consummation of Dexter's previously announced sale of its nonwovens business to Ahlstrom Paper Group Oy and the sale of its electronic materials, adhesives and polymer systems businesses to Loctite Corporation.

    - The interests of the directors and executive officers of Dexter in the Dexter merger as described in "--Interests of Certain Persons in the Mergers."

    - The fact that Invitrogen's obligation to consummate the proposed merger contemplated by the merger agreement is not subject to any financing contingencies.

    - The long-term as well as the short-term interests of Dexter, as well as the interests of Dexter's employees, customers, creditors and suppliers.

    - The uncertainty and instability for Dexter's business and operations, employees, customers, suppliers and other important constituencies created by ISP's actions in connection with its unilateral attempt to seize control of Dexter, including its proxy contest, litigation and announced a $45 per share cash tender offer for all Dexter shares, subject to financing and numerous other conditions.

    - The provisions of the Dexter merger agreement that preclude Dexter's ability to solicit other offers for Dexter or negotiate or exchange information with potential bidders and the requirement that Dexter pay Invitrogen a termination fee of $65 million if the Dexter merger were terminated for a superior proposal.

    The foregoing discussion of the information and factors considered by the Dexter Board is not exhaustive but does include all material factors considered by the Dexter Board. The Dexter Board did not quantify or attach any particular relative or specific weight to the various factors it considered in

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reaching its determination that the proposed merger is fair to and in the best interests of Dexter and its stockholders. Rather, the Dexter Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Dexter Board may have given different weights to different factors.

OPINION OF INVITROGEN'S FINANCIAL ADVISOR

    Invitrogen asked DLJ, in its role as financial advisor to Invitrogen, to render an opinion to the Invitrogen Board of Directors as to the fairness, from a financial point of view, of the consideration to be paid by Invitrogen pursuant to the Life Technologies merger agreement and the Dexter merger agreement. On July 7, 2000, DLJ delivered to the Invitrogen Board its opinion, subsequently confirmed in writing on July 8, 2000, to the effect that, as of July 7, 2000, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the aggregate consideration (as defined below) to be paid by Invitrogen in the merger was fair to Invitrogen from a financial point of view. The full text of DLJ's opinion is attached as Annex C to this proxy statement/prospectus.

    DLJ expressed no opinion as to the price at which Life Technologies or Dexter common stock or Invitrogen common stock would trade at any time. DLJ's opinion did not address the relative merits of the merger and other business strategies considered by the Invitrogen Board nor did it address the Invitrogen Board's decision to proceed with the merger. DLJ's opinion did not constitute a recommendation to any Invitrogen stockholder as to how such stockholder should vote on the merger.

    Invitrogen and Life Technologies and Dexter determined the consideration to be paid by Invitrogen in arm's length negotiations, in which DLJ advised Invitrogen.

    Invitrogen selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. DLJ was not retained as an advisor or agent to the stockholders of Invitrogen or any other person. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Invitrogen did not impose any restrictions or limitations upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering its opinion.

    In arriving at its opinion, DLJ:

       - Reviewed the drafts dated July 7, 2000 of the merger agreements and assumed the final form of the merger agreements would not vary in any respect material to DLJ's analysis;

       - Reviewed financial and other information that was publicly available or furnished to it by Invitrogen, Life Technologies and Dexter, including information provided during discussions with their respective managements. Included in the information provided during discussions with the managements of Invitrogen, Dexter and Life Technologies were financial projections of Invitrogen, for the period beginning
         January 1, 2000 and ending December 31, 2004 prepared by the management of Invitrogen, financial projections of Life Technologies for the period beginning January 1, 2000 and ending December 31, 2002 prepared by the management of Life Technologies and Dexter and financial projections of Dexter for the period beginning January 1, 2000 and ending December 31, 2002 prepared by the management of Dexter as supplemented by projections of estimated annual revenues and earnings growth rates for Life Technologies for the years ending December 31, 2003 and December 31, 2004 furnished by the management of Life Technologies and Dexter;

       - Compared certain financial and securities data of Invitrogen, Dexter and Life Technologies with various other companies whose securities are traded in public markets;

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
       - Reviewed the historical stock prices and trading volumes of the common stock of Invitrogen, Dexter and Life Technologies;

       - Reviewed prices and premiums paid in certain other business combinations; and

       - Conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of rendering its opinion.

    In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Invitrogen, Dexter, Life Technologies or their respective representatives, or that DLJ otherwise reviewed. With respect to the financial projections supplied to DLJ, DLJ relied on representations that the projections were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Invitrogen, Dexter and Life Technologies as to the future operating and financial performance of Invitrogen, Dexter and Life Technologies, respectively. DLJ expressed no opinion with respect to these projections or the assumptions upon which they were based. DLJ assumed that the Life Technologies merger and the Dexter merger would be consummated in accordance with the terms of the merger agreements, including the consummation of the transactions contemplated by the Loctite asset purchase agreement and the Ahlstrom asset purchase agreement. DLJ did not assume responsibility for making any independent evaluation of the assets or liabilities, or for making any independent verification of the information DLJ reviewed. DLJ relied as to certain legal matters on advice of counsel to Invitrogen.

    DLJ necessarily based its opinion on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of its opinion. DLJ states in its opinion that, although subsequent developments may affect the conclusions reached in its opinion, DLJ does not have any obligation to update, revise or reaffirm its opinion.

    For purposes of the opinion, the implied cost of Life Technologies to Invitrogen is referred to herein as the "aggregate consideration." Aggregate consideration was defined as the equity purchase price of Dexter plus the equity purchase price of the Life Technologies common stock not owned by Dexter, less the net cash available at Dexter and Life Technologies after repayment of debt. DLJ assumed that the net cash available included the estimated net after-tax proceeds contemplated by the Loctite asset purchase agreement and the Ahlstrom asset purchase agreement, which are conditions to the consummation of the mergers, as well as certain other assumptions provided by the managements of Invitrogen, Dexter and Life Technologies. Based upon this methodology, the aggregate consideration is estimated to be approximately $1.56 billion.

    SUMMARY OF FINANCIAL ANALYSES PERFORMED BY DLJ

    The following is a summary of the financial analyses DLJ presented to the Invitrogen Board on July 7, 2000 in connection with the preparation of DLJ's opinion. No company or transaction DLJ used in the analyses described below is directly comparable to Dexter, Life Technologies or Invitrogen or the contemplated transaction. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses DLJ performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.

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
    PRO FORMA MERGER ANALYSIS. Using assumptions provided by Invitrogen, Dexter and Life Technologies managements including assumptions regarding the projected financial performance of Invitrogen and Life Technologies and the assumption of no operating synergies, DLJ compared the projected cash earnings per share ("cash EPS") of Invitrogen for the projected fiscal years ending December 31, 2000 through December 31, 2004 on a stand-alone basis to the projected pro forma cash EPS for the projected fiscal years ending December 31, 2000 through December 31, 2004 of the combined company after the mergers. Cash EPS is earnings per share before goodwill amortization. The mergers were analyzed at both the July 6, 2000 closing stock price for Invitrogen and the maximum exchange ratio on the common stock portion of the aggregate consideration assuming that the maximum cash consideration portion of the aggregate consideration was elected by Dexter's and Life Technologies' stockholders. The analysis indicated that Invitrogen's pro forma cash EPS, on a fully taxed basis, assuming no operating synergies achievable as a result of the mergers, would be higher in the fiscal years ending December 31, 2000 through December 31, 2004 than the comparable projections for Invitrogen as a stand-alone company during the same periods. This analysis did not take into account any restructuring charges or non-recurring transaction costs related to the transaction, as these charges will not affect the future operating results of the merged companies. The actual results achieved by the combined company may vary from projected results and the variations may be material.

    CONTRIBUTION ANALYSIS. DLJ analyzed the relative contributions of Invitrogen and Life Technologies to the pro forma combined company for the projected fiscal years ending December 31, 2000 through 2003, based on selected financial data, assuming no anticipated operating synergies. DLJ analyzed the respective contributions of each company's projected revenues, gross margin and earnings before interest, taxes, depreciation and amortization, or EBITDA, for each of the periods listed above based on estimates provided by the managements of Invitrogen, Dexter and Life Technologies. For purposes of the contribution analysis, DLJ has assumed that Dexter's and Life Technologies' stockholders elected the maximum cash consideration which would be funded, in part, by approximately $265 million of Invitrogen's cash and the net cash available at Dexter and Life Technologies after repayment of debt, which would include the estimated net after-tax proceeds contemplated by the Loctite asset purchase agreement and the Ahlstrom asset purchase agreement. Based on these assumptions, Invitrogen stockholders will own between approximately 52% and 58% of the combined company (not including the conversion of Invitrogen's $172.5 million of convertible subordinated notes). This compares with Invitrogen's contribution to the combined company's pro forma results for the periods ending December 31, 2000 through 2003 of between approximately 20% and 34% of revenues, gross margin and EBITDA.

    ANALYSIS OF SELECTED PUBLICLY-TRADED COMPANIES. To provide contextual data and comparative market information, DLJ compared selected historical share price, earnings and operating and financial ratios for Life Technologies to the corresponding data and ratios of a sample, selected in DLJ's subjective judgment, of other comparable companies whose securities are publicly traded. DLJ analyzed the market values and trading multiples of selected publicly traded companies that DLJ believed were reasonably comparable to Life Technologies. These comparable companies consisted of: Waters Corporation, Millipore Corporation, PerkinElmer, Inc. Sigma Aldrich Corporation, Cambrex Corporation, Packard Biosciences, Inc., Charles River Labs International Inc., and Molecular Devices Corporation. DLJ compared the enterprise values of these companies as multiples of their latest twelve months revenue, projected revenues for calendar year 2000, latest twelve months earnings before interest, taxes, depreciation and amortization, or LTM EBITDA, and projected earnings per share for the calendar years 2000 and 2001. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. LTM means the last twelve-month period for which financial data for the company at issue has been reported. Projections for Life Technologies were based upon estimates provided to DLJ by the managements of Life Technologies and Dexter. Projections for the comparable companies were based upon publicly

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
available Wall Street research reports. All multiples were based on closing stock prices on July 6, 2000. This analysis implied an enterprise value between approximately $1.45 billion and $1.75 billion for Life Technologies.

    No company used in the "Analysis of Selected Publicly-Traded Companies" as a comparison is identical to Life Technologies. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the comparable companies or the business segment, to which they are being compared.

    PREMIUMS PAID ANALYSIS. DLJ determined the premium over the common stock trading prices for one day, one week and four weeks prior to the announcement date in all merger and acquisition transactions of U.S. public companies ranging from $1.5 to $2.0 billion in size announced between January 1, 1999 and June 30, 2000 (approximately 40 transactions). DLJ obtained the premiums for these transactions from Securities Data Company. DLJ analyzed the average premiums in these transactions for one day prior, one week prior and four weeks prior to the public announcement of the respective transaction, and applied the average premiums to the Dexter and Life Technologies closing share prices one day prior, one week prior and four weeks prior to the public announcement of ISP's December 14, 1999 proposal to acquire Dexter to calculate the implied enterprise value of Life Technologies. This analysis implied an enterprise value between approximately $1.3 billion and $1.5 billion for Life Technologies.

    DISCOUNTED CASH FLOW ANALYSIS. DLJ performed a discounted cash flow analysis of the projected cash flows of Life Technologies for the fiscal years ending December 31, 2000 through December 31, 2004, using projections and assumptions provided by the management of Life Technologies. Specifically, DLJ performed its analysis using the five year estimates for Life Technologies' unlevered free cash flows. Unlevered free cash flows were calculated as the projected after-tax operating earnings of Life Technologies, plus projected depreciation, amortization, and other projected non-cash items, plus (or minus) net changes in working capital, minus projected capital expenditures. DLJ selected, in its subjective judgment, a range of terminal multiples of 16.0x to 20.0x projected EBITDA for 2004 and discount rates ranging from 15% to 17%, based on estimates relating to the comparable companies' weighted average costs of capital. The terminal exit multiple represents an estimate of the value of Life Technologies' earnings stream at the end of the five year period. This analysis implied an enterprise value between approximately $1.5 billion and $1.7 billion for Life Technologies.

    The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes the material elements of the presentation that DLJ made to the Invitrogen Board on July 7, 2000 in connection with the preparation of DLJ's fairness opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. DLJ conducted each of the analyses in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to Invitrogen that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses DLJ performed are not necessarily

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
indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.

    ENGAGEMENT LETTER

    Pursuant to the terms of an engagement agreement dated July 3, 2000, Invitrogen has agreed to pay DLJ for its services in connection with the Life Technologies merger and the Dexter merger an aggregate financial advisory fee of $12.5 million, including a fee of $2.5 million for rendering its fairness opinion to the Invitrogen Board. In addition, Invitrogen agreed to reimburse DLJ, upon DLJ's request from time to time, for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) DLJ incurred in connection with its engagement thereunder and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws.

    OTHER RELATIONSHIPS

    DLJ has advised Invitrogen that, in the ordinary course of business, DLJ and its affiliates may actively trade or hold the securities of Invitrogen, Dexter and Life Technologies for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in these securities. DLJ has performed investment banking and other services for Invitrogen in the past and has been compensated for such services. Most recently, DLJ served as lead-manager of Invitrogen's $172.5 million Convertible Subordinated Note offering in February 2000, as lead-manager of Invitrogen's $147.5 million follow-on offering in October 1999 and as lead-manager of Invitrogen's
$60.4 million initial public offering of common stock in February 1999. DLJ has also performed investment banking and other services for Dexter in the past and has been compensated for such services. Most recently, DLJ served as financial advisor in the $33 million sale of Dexter's printed wiring board business in November 1999. DLJ has also performed investment banking and other services for Life Technologies in the past and has been compensated for such services.

OPINION OF FINANCIAL ADVISOR TO THE LIFE TECHNOLOGIES SPECIAL COMMITTEE

    The Life Technologies special committee engaged Credit Suisse First Boston to evaluate the fairness, from a financial point of view, of the consideration to be received in the Life Technologies merger by the holders of Life Technologies common stock, other than Dexter and its subsidiaries, officers and directors. The Life Technologies special committee selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    On July 7, 2000, at a meeting of the Life Technologies special committee held to evaluate the Life Technologies merger, Credit Suisse First Boston rendered to the special committee its written opinion to the effect that, as of that date and based on and subject to the matters described in its opinion, the Life Technologies merger consideration was fair, from a financial point of view, to the holders of Life Technologies common stock, other than Dexter and its subsidiaries, officers and directors.

    THE FULL TEXT OF CREDIT SUISSE FIRST BOSTON'S WRITTEN OPINION DATED JULY 7, 2000 TO THE LIFE TECHNOLOGIES SPECIAL COMMITTEE, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX D AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. HOLDERS OF LIFE TECHNOLOGIES COMMON STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CREDIT SUISSE FIRST BOSTON'S OPINION IS ADDRESSED TO THE LIFE TECHNOLOGIES SPECIAL COMMITTEE AND RELATES ONLY TO THE FAIRNESS OF THE LIFE TECHNOLOGIES MERGER CONSIDERATION FROM A

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
FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED LIFE TECHNOLOGIES MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO THE FORM OF LIFE TECHNOLOGIES MERGER CONSIDERATION TO BE ELECTED OR ANY OTHER MATTERS RELATING TO THE LIFE TECHNOLOGIES MERGER. THE SUMMARY OF CREDIT SUISSE FIRST BOSTON'S OPINION IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

    In arriving at its opinion, Credit Suisse First Boston reviewed the Life Technologies merger agreement and related documents, as well as publicly available business and financial information relating to Life Technologies and Invitrogen. Credit Suisse First Boston also reviewed other information relating to Life Technologies and Invitrogen, including financial forecasts, which Life Technologies and Invitrogen provided to and discussed with Credit Suisse First Boston, and met with Life Technologies' and Invitrogen's managements to discuss Life Technologies' and Invitrogen's businesses and prospects.

    Credit Suisse First Boston also considered financial and stock market data of Life Technologies and Invitrogen and compared those data with similar data for other publicly held companies in businesses similar to Life Technologies and Invitrogen and considered, to the extent publicly available, the financial terms of other business combinations and transactions recently effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

    In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to financial forecasts, Credit Suisse First Boston was advised, and assumed, that the forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Life Technologies' and Invitrogen's managements as to the future financial performance of Life Technologies and Invitrogen. In addition, Credit Suisse First Boston relied, without independent verification, on the assessments of Life Technologies' and Invitrogen's managements as to Life Technologies' and Invitrogen's existing and future technology and products and the risks associated with their technology and products. Credit Suisse First Boston also assumed, with Life Technologies' consent, that the Life Technologies merger will be treated as a tax-free reorganization for federal income tax purposes.

    Credit Suisse First Boston was not requested to, and did not, make an independent evaluation or appraisal of Life Technologies' or Invitrogen's assets or liabilities, contingent or otherwise, and was not furnished with any evaluations or appraisals. Representatives of Life Technologies advised Credit Suisse First Boston that, concurrently with the consummation of the Life Technologies merger, Invitrogen intended to consummate the Dexter merger. Credit Suisse First Boston was not requested to, and its opinion does not, address any aspects or implications of the Dexter merger. Credit Suisse First Boston's opinion was necessarily based on information available to, and financial, economic, market and other conditions as they existed and could be evaluated by, Credit Suisse First Boston on the date of its opinion. Credit Suisse First Boston did not express any opinion as to what the value of Invitrogen common stock actually would be when issued in the merger or the prices at which Invitrogen common stock would trade after the Life Technologies merger.

    The Life Technologies special committee retained Credit Suisse First Boston solely for purposes of rendering an opinion. Accordingly, Credit Suisse First Boston was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Life Technologies. Credit Suisse First Boston was advised, however, by representatives of Dexter that, in connection with Dexter's public announcement of its plans to explore alternatives to maximize stockholder value, including the possible sale of assets, Dexter solicited indications of interest from, and held discussions with, third parties regarding the possible acquisition of all or a part of Dexter, including Life Technologies.

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    Although Credit Suisse First Boston evaluated the merger consideration from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the Life Technologies merger, which consideration was determined between Life Technologies and Invitrogen. The special committee imposed no other limitations on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

    In preparing its opinion to the Life Technologies special committee, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

    In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Life Technologies and Invitrogen. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to Life Technologies or Invitrogen or the proposed Life Technologies merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

    The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

    Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the Life Technologies special committee in its evaluation of the proposed Life Technologies merger and should not be viewed as determinative of the views of the Life Technologies special committee, Board of Directors or management with respect to the Life Technologies merger or the Life Technologies merger consideration.

    The following is a summary of the material financial analyses underlying Credit Suisse First Boston's opinion dated July 7, 2000 delivered to the Life Technologies special committee in connection with the Life Technologies merger. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES.

INTRODUCTION

    Credit Suisse First Boston performed a "Discounted Cash Flow Analysis," "Selected Companies Analysis" and "Selected Transactions Analysis" for each of Life Technologies and Invitrogen as described below in order to derive implied aggregate per share equity value reference ranges for Life Technologies and Invitrogen. Credit Suisse First Boston compared the implied aggregate per share equity value reference range for Life Technologies against the Life Technologies merger consideration based on the closing price of Invitrogen common stock on July 6, 2000. Credit Suisse First Boston compared the implied aggregate per share equity value reference range for Invitrogen against the closing price of Invitrogen common stock on July 6, 2000.

LIFE TECHNOLOGIES

    DISCOUNTED CASH FLOW ANALYSIS. Credit Suisse First Boston estimated the present value of the stand-alone, unlevered, after-tax free cash flows that Life Technologies could produce over calendar years 2001 through 2006. Credit Suisse First Boston performed its analysis based on two scenarios, a management case and an adjusted management case. The management case was based on internal estimates of Life Technologies' management provided by and discussed with Life Technologies' management and reflected separately the estimated financial results of Life Technologies' existing operations and current research and development pipeline. The adjusted management case was based on adjustments to the management case discussed with Life Technologies' management to reflect, among other things, the potential for lower revenue growth and operating margins.

    Credit Suisse First Boston calculated a range of estimated terminal values for Life Technologies by multiplying Life Technologies' estimated calendar year 2006 net income and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, by various multiples. With respect to Life Technologies' existing operations, Credit Suisse First Boston applied net income multiples ranging from 20.0x to 22.0x under the management case and 18.0x to 20.0x under the adjusted management case and EBITDA multiples ranging from 12.0x to 14.0x under the management case and 11.0x to 12.0x under the adjusted management case. With respect to Life Technologies' current research and development pipeline, Credit Suisse First Boston applied net income multiples ranging from 45.0x to 50.0x and EBITDA multiples ranging from 28.0x to 30.0x. Credit Suisse First Boston then discounted to present value the estimated after-tax free cash flows and terminal values of Life Technologies using discount rates of 11.0% to 15.0% for Life Technologies' existing operations and 22.0% to 28.0% for Life Technologies' current research and development pipeline under both the management case and the adjusted management case.

    This analysis indicated an implied enterprise value reference range for Life Technologies of approximately $1.1 billion to $1.7 billion based on the management case and approximately $850 million to $1.1 billion based on the adjusted management case.

    SELECTED COMPANIES ANALYSIS. Credit Suisse First Boston compared financial, operating and stock market data of Life Technologies to corresponding data of the following lower-growth publicly traded companies in the biotechnology industry:

    - Sigma--Aldrich Corporation

    - Beckman Coulter, Inc.

    - Cambrex Corporation

    - Diagnostic Products Corporation

    - Bio-Rad Laboratories, Inc.

    Credit Suisse First Boston reviewed enterprise values, calculated as equity value, plus total debt, preferred stock and minority interest, less cash, as a multiple of latest 12 months revenue and EBITDA. Credit Suisse First Boston also reviewed equity values as multiples of estimated calendar year 2000 net income. Credit Suisse First Boston then applied a range of selected multiples derived from the selected companies of latest 12 months revenue and EBITDA and estimated calendar year 2000 net income to corresponding financial data of Life Technologies. All multiples were based on closing stock prices on July 6, 2000. Estimated financial data for Life Technologies were based on the management case and estimated financial data for the selected companies were based on publicly available research analysts' estimates and public filings of the selected companies. This analysis indicated an implied enterprise value reference range for Life Technologies of approximately $800 million to $1.25 billion.

    SELECTED TRANSACTIONS ANALYSIS. Credit Suisse First Boston analyzed the implied transaction multiples paid or proposed to be paid in the following selected merger and acquisition transactions in the biotechnology industry:

              ACQUIROR                               TARGET
-------------------------------------   ---------------------------------
- Qiagen N.V.                           Rapigene Inc.
- Invitrogen                            Research Genetics, Inc.
- E.I. du Pont de Nemours and Company   Combichem, Inc.
- Affymetrix, Inc.                      Genetic Microsystems, Inc.
- Invitrogen                            NOVEX
- PerkinElmer Corporation               NEN Life Sciences, Inc.
- Becton Dickinson & Company            Clontech Laboratories, Inc.
- Amersham Pharmacia Biotech Inc.       Molecular Dynamics, Inc.
- Dexter                                Life Technologies
- Incyte Pharmaceuticals, Inc.          Synteni, Inc.
- Cambrex Corporation                   Biowhittaker, Inc.
- PerkinElmer Corporation               PerSeptive Biosystems, Inc.
- Amersham Life Science                 Pharmacia Biotech AB
- Agouron Pharmaceuticals, Inc.         Alanex Corporation
- Thermo Instrument Systems Inc.        Life Sciences International plc

    Credit Suisse First Boston compared enterprise values in the selected transactions as multiples of latest 12 months revenue and EBITDA. Credit Suisse First Boston also reviewed equity values as a multiple of latest 12 months net income. All multiples were based on financial information available at the time of the relevant transaction. Credit Suisse First Boston then applied a range of selected multiples derived from the selected transactions of latest 12 months revenue, EBITDA and net income to corresponding financial data of Life Technologies. This analysis indicated an implied enterprise value reference range for Life Technologies of approximately $1.1 billion to $1.9 billion.

    AGGREGATE REFERENCE RANGE. Based on the valuation methodologies described above, Credit Suisse First Boston derived the following aggregate per share equity value reference range for Life Technologies, as compared to the Life Technologies merger consideration based on the closing price of Invitrogen common stock on July 6, 2000:

               AGGREGATE PER SHARE EQUITY                      LIFE TECHNOLOGIES MERGER CONSIDERATION BASED ON
         REFERENCE RANGE FOR LIFE TECHNOLOGIES                  INVITROGEN CLOSING STOCK PRICE ON JULY 6, 2000
         -------------------------------------                 -----------------------------------------------
               $46.22 to $65.49 per share                                      $60.00 per share

INVITROGEN

    DISCOUNTED CASH FLOW ANALYSIS. Credit Suisse First Boston estimated the present value of the stand-alone, unlevered, after-tax free cash flows that Invitrogen could produce over calendar years 2001 through 2006. Credit Suisse First Boston performed its analysis based on two scenarios, a management case and a street case. The management case was based on internal estimates of Invitrogen's management provided by and discussed with Invitrogen's management and the street case was based on publicly available research analysts' estimates.

    Credit Suisse First Boston calculated a range of estimated terminal values for Invitrogen by multiplying Invitrogen's estimated calendar year 2006 net income and EBITDA by net income multiples ranging from 40.0x to 55.0x and EBITDA multiples ranging from 26.0x to 32.0x under both the management case and the street case. Credit Suisse First Boston then discounted to present value the estimated after-tax free cash flows and terminal values of Invitrogen using discount rates of 12.0% to 16.0% under both the management case and the street case.

    This analysis indicated an implied enterprise value reference range for Invitrogen of approximately $1.75 billion to $2.1 billion based on the management case and approximately $1.6 billion to $2.0 billion based on the street case.

    SELECTED COMPANIES ANALYSIS. Credit Suisse First Boston compared financial, operating and stock market data of Invitrogen to corresponding data of the following higher-growth publicly traded companies in the biotechnology industry:

    - PE Biosystems (a tracking stock of PE Corporation)

    - Waters Corporation

    - Qiagen N.V.

    - Affymetrix, Inc.

    - Techne Corporation

    - Enzo Biochem, Inc.

    - Aurora Biosciences Corporation

    - Caliper Technologies Corp.

    - Nanogen, Inc.

    Credit Suisse First Boston reviewed enterprise values as a multiple of latest 12 months revenue and EBITDA. Credit Suisse First Boston also reviewed equity values as multiples of estimated calendar year 2000 net income. Credit Suisse First Boston then applied a range of selected multiples derived from the selected companies of latest 12 months revenue and EBITDA and estimated calendar year 2000 net income to corresponding financial data of Invitrogen. All multiples were based on closing stock prices on July 6, 2000. Estimated financial data for Invitrogen and the selected companies were based on publicly available research analysts' estimates and public filings of the selected companies. This analysis indicated an implied enterprise value reference range for Invitrogen of approximately $1.75 billion to $1.9 billion.

    SELECTED TRANSACTIONS ANALYSIS. Credit Suisse First Boston also performed a selected transactions analysis for Invitrogen in which Credit Suisse First Boston applied to the latest 12 months revenue of Invitrogen a range of selected multiples of latest 12 months revenue derived from the selected transactions in the biotechnology industry which it reviewed for Life Technologies. All multiples were based on financial information available at the time of the relevant transaction. This analysis indicated an implied enterprise value reference range for Invitrogen of approximately $1.45 billion to $2.25 billion.

    AGGREGATE REFERENCE RANGE. Based on the valuation methodologies described above, Credit Suisse First Boston derived the following aggregate per share equity value reference range for Invitrogen, as compared to the closing price of Invitrogen common stock on July 6, 2000:

               AGGREGATE PER SHARE EQUITY                             CLOSING STOCK PRICE OF INVITROGEN
             REFERENCE RANGE FOR INVITROGEN                              COMMON STOCK ON JULY 6, 2000
             ------------------------------                           ---------------------------------
               $64.49 to $83.10 per share                                      $73.50 per share

OTHER FACTORS

    In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other information and data, including:

    - the trading characteristics of Life Technologies common stock and Invitrogen common stock and the exchange ratios implied by the closing prices of Life Technologies common stock and Invitrogen common stock over various periods prior to July 3, 2000;

    - the potential pro forma impact of the Life Technologies merger on Invitrogen's earnings per share both before and after taking into account goodwill amortization;

    - the implied per share prices of Life Technologies common stock based on the average implied premiums paid in selected merger and acquisition transactions involving the sale of minority holdings over the period 1998 to 2000; and

    - the financial terms of the Dexter merger.

MISCELLANEOUS

    Life Technologies has agreed to pay Credit Suisse First Boston upon delivery of its opinion a fee of $1.5 million. Life Technologies also has agreed to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Life Technologies, Invitrogen and Dexter for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

OPINION OF DEXTER'S FINANCIAL ADVISOR

    On July 7, 2000, Lehman Brothers delivered its opinion to the Dexter Board of Directors, to the effect that, as of such date, and, based upon and subject to certain matters stated therein, the consideration to be received by the holders of Dexter common stock pursuant to the Dexter merger was fair from a financial point of view to such holders.

    THE FULL TEXT OF THE WRITTEN OPINION OF LEHMAN BROTHERS, DATED JULY 7, 2000, IS INCLUDED AS ANNEX E TO THIS DOCUMENT. DEXTER STOCKHOLDERS SHOULD READ THIS OPINION FOR A DISCUSSION OF THE ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION. THE FOLLOWING IS A SUMMARY OF LEHMAN BROTHERS' OPINION AND THE METHODOLOGY LEHMAN BROTHERS USED TO RENDER ITS FAIRNESS OPINION.

    LEHMAN BROTHERS' ADVISORY SERVICES AND OPINION WERE PROVIDED FOR THE USE AND BENEFIT OF THE DEXTER BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE DEXTER MERGER. THE LEHMAN BROTHERS OPINION IS NOT INTENDED TO BE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF DEXTER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE DEXTER MERGER AND WHETHER SUCH STOCKHOLDER SHOULD ELECT TO RECEIVE THE STOCK ELECTION, THE CASH ELECTION OR THE STANDARD ELECTION. LEHMAN BROTHERS WAS NOT REQUESTED TO OPINE AS TO, AND ITS OPINION DOES NOT IN ANY MANNER ADDRESS, DEXTER'S UNDERLYING BUSINESS DECISION TO PROCEED WITH OR EFFECT THE DEXTER MERGER.

    In arriving at its opinion, Lehman Brothers reviewed and analyzed:

    - the Dexter merger agreement and the specific terms of the Dexter merger;

    - the Life Technologies merger agreement and the specific terms of the Life Technologies merger;

    - publicly available information concerning Dexter, Life Technologies and Invitrogen that Lehman Brothers believed to be relevant to its analysis;

    - financial and operating information with respect to the business, operations and prospects of Dexter and Life Technologies furnished to Lehman Brothers by Dexter, including, without limitation, certain projections of future financial performance of Dexter and Life Technologies prepared by management of Dexter and Life Technologies, respectively;

    - financial and operating information with respect to the business, operations and prospects of Invitrogen furnished to Lehman Brothers by Invitrogen, including, without limitation, certain projections of future financial performance of Invitrogen prepared by management of Invitrogen;

    - a comparison of the historical financial results and present financial condition of Life Technologies and Invitrogen with those of other companies that Lehman Brothers deemed relevant;

    - a trading history of the common shares of Life Technologies and Invitrogen and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

    - the pro forma impact of the Dexter merger, including strategic benefits expected by the management of Dexter to result from a combination of the businesses of Dexter and Invitrogen;

    - the relative contributions of Dexter and Invitrogen to the combined company following the consummation of the Dexter merger;

    - a comparison of the financial terms of the Dexter merger with the financial terms of certain other recent transactions that Lehman Brothers deemed relevant;

    - the terms and conditions of the recently announced sale of Dexter's electronic materials, adhesives and polymer systems businesses;

    - the terms and conditions of the recently announced sale of Dexter's nonwoven materials business; and

    - efforts to solicit potential buyers of Dexter and Dexter's interest in Life Technologies.

    In addition, Lehman Brothers had discussions with the managements of Dexter, Life Technologies and Invitrogen concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as it deemed appropriate.

    In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Dexter and Invitrogen that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Dexter, Life Technologies and Invitrogen, upon advice of the companies, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Dexter, Life Technologies and Invitrogen, as the case may be, as to the future financial performance of Dexter, Life Technologies and Invitrogen and that Dexter, Life Technologies and Invitrogen would perform substantially in accordance with such projections. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Dexter, Life Technologies or Invitrogen and did not make or obtain any evaluations or appraisals of the assets or liabilities of Dexter, Life Technologies or Invitrogen. Lehman Brothers' opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion letter.

    In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Dexter, Life Technologies or Invitrogen. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

VALUATION ANALYSIS

    Lehman Brothers prepared a valuation of Dexter. In determining its valuation, Lehman Brothers used the following methodologies:

    - comparable company trading analysis (without acquisition premium);

    - comparable company trading analysis (with acquisition premium);

    - discounted cash flow analysis; and

    - comparable transaction analysis.

    Each of the methodologies was used to generate a reference value range for the common stock of Dexter.

    The various valuation methodologies noted above and the implied values derived therefrom are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses. In particular, in applying the various valuation methodologies to the particular business, operations and prospects of Dexter and the particular circumstances of the Dexter merger, Lehman Brothers made qualitative judgments as to the significance and relevance of each analysis and factor. In addition, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Dexter, Life Technologies or Invitrogen. Accordingly, the methodologies and the values derived therefrom, as set forth in the table, must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                                                                        IMPLIED VALUE PER SHARE
                                          SUMMARY DESCRIPTION OF                  OF
VALUATION METHODOLOGY                     VALUATION METHODOLOGY           DEXTER COMMON STOCK
---------------------               ----------------------------------  -----------------------
COMPARABLE COMPANY TRADING          Market valuation benchmark based    $       48.00 - $55.00
  ANALYSIS WITHOUT PREMIUM            on the common stock trading
                                      multiples of selected comparable
                                      companies, assuming no
                                      acquisition premium

COMPARABLE COMPANY TRADING          Market valuation benchmark based    $       61.00 - $70.00
  ANALYSIS WITH PREMIUM               on the common stock trading
                                      multiples of selected comparable
                                      companies, assuming 34.3% (1
                                      week prior) and 41.1% (one month
                                      prior) acquisition premiums

DISCOUNTED CASH FLOW ANALYSIS       Net present valuation of            $       50.00 - $56.00
                                      management projections of
                                      projected after-tax unlevered
                                      free cash flows based on
                                      Dexter's financial projections
                                      using selected discount rates

COMPARABLE TRANSACTION ANALYSIS     Market valuation benchmark based    $       48.00 - $61.00
                                      on consideration paid in
                                      selected comparable transactions

    COMPARABLE COMPANY TRADING ANALYSIS WITHOUT PREMIUM. The comparable company trading analysis without premium provides a market valuation benchmark based on the common stock trading multiples of selected comparable companies. For this analysis, Lehman Brothers reviewed the public stock market trading multiples for selected companies that Lehman Brothers deemed comparable to Dexter, whose principal business, after giving effect to the sale of its electronic materials, adhesives and specialty polymer systems businesses and its nonwoven materials business, is its approximate 75% interest in Life Technologies. These companies were:

    - Bio-Rad Laboratories, Inc.;

    - Cambrex Corporation;

    - Dionex Corporation;

    - Invitrogen Corporation;

    - Millipore Corporation;

    - PE Corporation--PE Biosystems Group;

    - Qiagen N.V.;

    - Sigma-Aldrich Corporation;

    - Techne Corporation; and

    - Waters Corporation.

    Using publicly available information, Lehman Brothers calculated and analyzed the common equity market value as a multiple of certain projected financial criteria (such as net income and the ratio of the price/earnings ratio to the projected long-term earnings per share growth rate, which is referred to as the PEG ratio) and the net market capitalization, which means common equity market value plus the net debt plus preferred equity at liquidation value plus minority interests at book value, as a multiple of certain projected financial criteria (such as revenues and earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA) as of June 30, 2000. Net income and the long-term earnings per share growth rates for the selected companies were based on research analysts' estimates published by IBES, a service reporting equity analyst estimates.

    This analysis indicated that:

    - market value as a multiple of projected 2001 net income for the comparable companies ranged from approximately 14.1x to 187.1x, with a mean of approximately 25.4x and median of approximately 19.9x (excluding Invitrogen, PE Corporation--PE Biosystems, Qiagen and Techne), compared to approximately 18.7x for Life Technologies;

    - the estimated 2001 PEG ratio for the comparable companies ranged from approximately 0.87x to 4.56x, with a mean of approximately 2.30x and median of approximately 2.55x, compared to approximately 1.25x for Life Technologies;

    - net market capitalization as a multiple of projected 2000 revenues for the comparable companies ranged from approximately 0.71x to 34.92x, with a mean of approximately 4.03x and median of approximately 2.81x (excluding Invitrogen, PE Corporation--PE Biosystems, Qiagen and Techne), compared to approximately 2.58x for Life Technologies; and

    - net market capitalization as a multiple of projected 2000 EBITDA for the comparable companies ranged from approximately 4.8x to 138.8x, with a mean of approximately 15.0x and median of approximately 10.0x (excluding Invitrogen, PE Corporation--PE Biosystems, Qiagen and Techne), compared to approximately 12.3x for Life Technologies.

    Based upon this analysis, the implied values per share of Life Technologies common stock ranged from approximately $44.00 to approximately $53.00. Based upon this range of implied values per share of Life Technologies common stock, after subtracting Dexter's net liabilities of $237 million and adding estimated after-tax divestiture proceeds of $577.8 million from assets other than Dexter's approximate 75% interest in Life Technologies, this methodology yielded valuations for Dexter common stock that imply a value range of approximately $48.00 to approximately $55.00 per share of Dexter common stock.

    Because of the inherent differences between the businesses, operations, financial conditions and prospects of Dexter and the businesses, operations, financial conditions and prospects of the companies included in the comparable company group, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Dexter and companies in the comparable company group that would affect the public trading values of Dexter and such comparable companies.

    COMPARABLE COMPANY TRADING ANALYSIS WITH PREMIUM. The comparable company trading analysis with premium provides a market valuation benchmark based on the common stock trading multiples of selected comparable companies and illustrative acquisition premiums. To derive illustrative acquisition premiums, Lehman Brothers reviewed the purchase price premium to share price for selected completed domestic acquisition transactions exceeding $250 million from January 1, 1998 to July 3, 2000 in which the acquirer's pro forma ownership was greater than 50 percent.

    The median purchase price premiums resulting from this analysis were:

    - 34.3% purchase price premium to the share price one week prior to announcement of the transaction; and

    - 41.1% purchase price premium to the share price one month prior to announcement of the transaction.

    Lehman Brothers applied these median premiums to the range of implied values per share of Life Technologies common stock derived from the analysis described above in the section entitled "Comparable Company Trading Analysis without Premium." Based upon this analysis, the implied values per share of Life Technologies common stock ranged from approximately $61.00 to approximately $73.00. Based upon this range of implied values per share of Life Technologies common stock, after subtracting Dexter's net liabilities and adding estimated after-tax divestiture proceeds as described above, this methodology yielded valuations for Dexter common stock that imply a value range of approximately $61.00 to approximately $70.00 per share of Dexter common stock.

    Because of the inherent differences between the businesses, operations, financial conditions and prospects of Dexter and the businesses, operations, financial conditions and prospects of the companies included in the comparable company group, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Dexter and companies in the comparable company group that would affect the public trading values of Dexter and such comparable companies.

    DISCOUNTED CASH FLOW ANALYSIS. The discounted cash flow analysis provides a net present valuation of management projections of the projected after-tax unlevered free cash flows based upon financial projections for Life Technologies. Utilizing such financial forecasts, Lehman Brothers calculated a range of present values for Life Technologies using a range of after-tax discount rates from 11% to 13% and a terminal value based upon a range of multiples of estimated 2004 EBITDA from 10.0x to 12.0x. Based upon the midpoint of the discount rates and the range of the terminal values, the implied values per share of Life Technologies common stock ranged from approximately $47.00 to approximately $55.00. Based upon this range of implied values per share of Life Technologies common stock, after subtracting Dexter's net liabilities and adding estimated after-tax divestiture proceeds as described above, this methodology yielded valuations for Dexter common stock that imply a value range of approximately $50.00 to approximately $56.00 per share of Dexter common stock.

    COMPARABLE TRANSACTION ANALYSIS. The comparable transaction analysis provides a market benchmark based on the consideration paid in selected comparable transactions. For this analysis, Lehman Brothers reviewed publicly available information to determine the purchase prices and multiples paid in certain transactions that were publicly announced between January 21, 1997 and June 30, 2000 involving target companies that were similar to Dexter's approximate 75% interest in Life Technologies in terms of business mix, product portfolio, and/or markets served. These transactions and the months in which they were announced were:

    - Celgene Corporation's acquisition of Signal Pharmaceuticals, Inc. (June 2000);

    - Qiagen N.V.'s acquisition of Operon Technologies, Inc. (June 2000);

    - PerkinElmer, Inc.'s acquisition of NEN Life Sciences (June 2000);

    - E. I. du Pont de Nemours and Company's acquisition of CombiChem, Inc. (October 1999);

    - Amersham Pharmacia Biotech Inc.'s acquisition of Molecular Dynamics, Inc. (August 1998);

    - Incyte Pharmaceuticals, Inc.'s acquisition of Synteni, Inc.
      (December 1997);

    - The Perkin-Elmer Corporation's acquisition of PerSeptive Biosystems, Inc. (August 1997);

    - Cambrex Corporation's acquisition of BioWhittaker, Inc. (August 1997);

    - Amersham International's acquisition of Nycomed ASA (July 1997);

    - Agouron Pharmaceuticals, Inc.'s acquisition of Alanex Corporation (April 1997); and

    - Thermo Instrument Systems Inc.'s acquisition of Life Sciences International PLC (January 1997).

    Lehman Brothers calculated the transaction value of the relevant transactions (calculated as the consideration offered for the common equity and short- and long-term debt, and subtracting its cash and cash equivalents), and applied it to certain historical financial criteria (including revenues, EBITDA and EBIT) of the acquired business for the last twelve months period.

    The analysis indicated that:

    - the transaction value as a multiple of last twelve months revenues ranged from approximately 1.20x to 6.73x, with a mean of approximately 3.95x and a median of approximately 3.54x;

    - the transaction value as a multiple of last twelve months EBITDA for the comparable transactions ranged from approximately 7.9x to 32.6x, with a mean of approximately 10.4x and a median of approximately 10.7x (excluding Amersham Pharmacia Biotech's acquisition of Molecular Dynamics); and

    - the transaction value as a multiple of last twelve months EBIT for the comparable transactions ranged from approximately 9.5x to 54.0x, with a mean of approximately 15.1x and a median of approximately 16.8x (excluding Amersham Pharmacia Biotech's acquisition of Molecular Dynamics).

    Based upon a multiple range of 2.5x to 3.5x last twelve months revenues, the implied values per share of Life Technologies common stock ranged from approximately $44.00 to approximately $61.00. Based upon this range of implied values per share of Life Technologies common stock, after subtracting Dexter's net liabilities and adding estimated after-tax divestiture proceeds as described above, this methodology yielded valuations for Dexter common stock that imply a value range of approximately $48.00 to approximately $61.00 per share of Dexter common stock.

    Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Dexter and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Dexter merger that would affect the acquisition values of Dexter and such acquired companies.

    STOCK TRADING ANALYSIS. Lehman Brothers reviewed the daily closing prices and trading volume of Dexter common stock for the period from June 30, 1997 to December 13, 1999. Lehman Brother then calculated that the implied value of $62.50 per share of Dexter common stock offered by Invitrogen represented:

    - a 43.7% premium to the highest closing price of Dexter common stock for this period;

    - a 163.2% premium to the lowest closing price of Dexter common stock for this period; and

    - a 92.0% premium to the closing price of Dexter common stock on December 13, 1999, the day prior to the offer by International Specialty Products Inc. to acquire Dexter for $45.00 per share of Dexter common stock.

    COMPARABLE COMPANY TRADING MULTIPLES ANALYSIS. Using publicly available information regarding the selected publicly-traded companies listed in the section above entitled "Comparable Company Trading Analysis without Premium," Lehman Brothers analyzed the relationship between the ratio of the market value of the common stock of Invitrogen and each other comparable company to the projected 2000 revenues and the forecasted five-year earnings growth rates for Invitrogen and such

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other comparable companies. Lehman Brothers also analyzed the hypothetical pro forma impact of the merger. For this hypothetical analysis, Lehman Brothers analyzed the projected blended five-year earnings growth rate of the combined company at illustrative per share trading prices of $60.00, $80.00, and $100.00, and compared the ratio of the market value of the common stock implied by each illustrative trading price to the projected 2000 revenues of the combined company with the corresponding ratios for the group of comparable companies.

    COLLAR ANALYSIS. Lehman Brothers reviewed with the Dexter Board of Directors the collar mechanism under the Dexter merger agreement with respect to the number of shares of Invitrogen common stock to be issued based upon the trading prices of Invitrogen common stock during the measurement period prior to the date of the Dexter stockholders meeting. Lehman Brothers observed that, because of the asymmetrical structure of the collar mechanism relative to the closing price per share of Invitrogen common stock on July 6, 2000, meaning that the closing price per share of Invitrogen common stock on that date was greater than the midpoint of the collar mechanism, this structure provided downside price protection to Dexter stockholders and therefore had theoretical positive value on an options pricing basis.

    Lehman Brothers is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Dexter Board of Directors selected Lehman Brothers because of its expertise, reputation and familiarity with Dexter and Life Technologies and because its investment banking professionals have substantial experience in transactions comparable to the Dexter merger.

    As compensation for its services in connection with the Dexter merger and Dexter's short-term stockholder maximization efforts, Dexter has agreed to pay Lehman Brothers a fee of approximately $12.1 million, a portion of which is contingent upon the consummation of the Dexter merger and against which certain other fees payable for other services performed by Lehman Brothers for Dexter will be credited. In addition, Dexter has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the Dexter merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by Dexter and the rendering of the Lehman Brothers opinion. Lehman Brothers has performed various financial advisory and investment banking services for Dexter in the past (including the pending sale of Dexter's electronic materials, adhesives and polymer systems businesses to Loctite Corporation, the pending sale of Dexter's nonwoven materials business to Ahlstrom Paper Group Oy and the pending sale of the coatings business to Akzo Nobel Coatings Inc.) and has received customary fees for such services. In the ordinary course of its business, Lehman Brothers may actively trade in the debt and equity securities of Dexter and Invitrogen for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ACCOUNTING TREATMENT

    The mergers will be accounted for using the purchase method of accounting for financial accounting purposes in accordance with U.S. generally accepted accounting principles. The purchase method accounts for a merger as an acquisition of one company by another, and Invitrogen will be deemed the acquiring company principally because the common stockholders of Life Technologies and Dexter will have their shares converted into cash and Invitrogen shares. Purchase accounting requires that the purchase price and costs of the acquisition be allocated to all of the assets acquired and liabilities assumed, based on their relative fair values. This allocation will be made based upon valuations and other studies that have not yet been finalized. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma combined financial information appearing elsewhere in the joint proxy statement and prospectus are preliminary and have been made

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solely for purposes of developing such pro forma combined financial information.
As the purchase price exceeds the fair value of the purchased companies' net assets, the excess cost will be amortized to expense. Earnings or losses of the purchased companies will be included in the buyer's financial statements from the consummation date of the acquisition. See "Pro Forma Condensed Combined Financial Information."

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

    The following discussion summarizes the anticipated material United States federal income tax consequences of the Life Technologies merger to holders of Life Technologies common stock and of the Dexter merger to the holders of Dexter common stock. This discussion assumes that shares of Life Technologies common stock and Dexter common stock are held as capital assets and does not address all of the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, such as:

    - financial institutions,

    - mutual funds,

    - tax-exempt organizations,

    - insurance companies,

    - dealers in securities or foreign currencies,

    - traders in securities who elect to apply a mark-to-market method of accounting,

    - foreign stockholders

    - stockholders that hold such shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction or

    - stockholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

    The following discussion is not binding on the Internal Revenue Service. It is for general information only and is based upon the Internal Revenue Code, laws, regulations, rulings and decisions in effect as of the date of this proxy statement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGERS. THUS, LIFE TECHNOLOGIES AND DEXTER STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

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    IN GENERAL

    It is a condition to the consummation of the Life Technologies merger that
(i) Life Technologies receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the effective date of the Life Technologies merger, to the effect that the Life Technologies merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Invitrogen receive an opinion from Gray, Cary, Ware & Freidenrich LLP, special counsel to Invitrogen, dated as of the effective date of the Life Technologies merger, to the effect that the Life Technologies merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the consummation of the Dexter merger that (i) Dexter receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Dexter, dated as of the effective date of the Dexter merger, to the effect that the Dexter merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code and (ii) Invitrogen receive an opinion from Gray, Cary, Ware & Freidenrich LLP, special counsel to Invitrogen, dated as of the effective date of the Dexter merger, to the effect that the Dexter merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code. These conditions relating to the tax opinions may not be waived by Life Technologies or Invitrogen or by Dexter or Invitrogen, as the case may be, after receipt of stockholder approval unless further stockholder approval is obtained with appropriate disclosure. The opinions will be based on customary assumptions and customary representations made by, among others, Life Technologies and Invitrogen or Dexter and Invitrogen, as the case may be. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service as to the United States federal income tax consequences of the mergers.

    In general, assuming the respective mergers qualify as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code and subject to the assumptions and qualifications set forth herein, (i) a stockholder of Life Technologies or Dexter, as the case may be, who has exchanged all of such stockholder's Life Technologies common stock or Dexter common stock solely for cash in the Life Technologies merger or the Dexter merger, as the case may be, will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder's adjusted tax basis in the shares surrendered, (ii) a stockholder of Life Technologies or Dexter, as the case may be, who has exchanged all of such stockholder's Life Technologies common stock or Dexter common stock solely for Invitrogen common stock in the Life Technologies merger or the Dexter merger, as the case may be, will not recognize any gain or loss as a result of the exchange, and (iii) a stockholder of Life Technologies or Dexter, as the case may be, who receives a combination of cash and Invitrogen common stock in the Life Technologies merger or the Dexter merger, as the case may be, will not recognize any loss but will recognize gain, if any, on the shares so exchanged to the extent of any cash received. Any such recognized gain will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for United States federal income tax purposes under the Hypothetical Redemption Analysis discussed below, in which case such gain will be treated as ordinary dividend income to the extent of such stockholder's ratable share of accumulated earnings and profits. For individual taxpayers, long-term capital gains are generally subject to tax at a maximum United States federal income tax rate of 20%, while ordinary dividend income is generally subject to tax at a maximum United States federal income tax rate of 39.6%.

    LIFE TECHNOLOGIES MERGER

    CASH ELECTION WITH RESPECT TO ALL SHARES HELD--NO PRORATION. If the cash exchanged by Invitrogen in the Life Technologies merger is not prorated, a Life Technologies stockholder who makes the cash election with respect to all of his or her shares actually owned will recognize capital gain or loss equal to the difference between the amount of cash received and such stockholder's aggregate adjusted tax basis in the shares of Life Technologies common stock surrendered in exchange therefor. The gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such

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shares is more than one year. If the cash exchanged in the Life Technologies merger is prorated, see "Standard Election, Mixed Elections and Other Cases" below.

    STOCK ELECTION WITH RESPECT TO ALL SHARES HELD. A stockholder of Life Technologies who makes a stock election with respect to all of his or her shares actually owned will not recognize any gain or loss upon such exchange. Such stockholder may recognize gain or loss, however, to the extent cash is received in lieu of a fractional share of Invitrogen common stock, as discussed below. The aggregate adjusted tax basis of the shares of Invitrogen common stock received in the merger will be equal to the aggregate adjusted tax basis of the Life Technologies common stock surrendered in exchange therefor, and the holding period of the Invitrogen common stock will include the holding period of the shares of Life Technologies common stock surrendered in exchange therefor.

    STANDARD ELECTION, MIXED ELECTIONS AND OTHER CASES. A stockholder of Life Technologies who makes a standard election or who is otherwise not described above and who receives a combination of cash and shares of Invitrogen common stock in the merger will not recognize any loss but will recognize gain, if any, on the Life Technologies common stock surrendered in exchange therefor to the extent of any cash received. Any such recognized gain will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for United States federal income tax purposes under the Hypothetical Redemption Analysis discussed below, in which case such gain will be treated as ordinary dividend income to the extent of such stockholder's ratable share of accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, the holding period for such shares is greater than one year.

    The aggregate adjusted tax basis of the shares of Invitrogen common stock received in the merger will be equal to the aggregate tax basis of the Life Technologies common stock surrendered in exchange therefor, decreased by the cash received and increased by the amount of gain recognized, if any. The holding period of Invitrogen common stock will include the holding period of the shares of Life Technologies common stock surrendered in exchange therefor.

    CASH RECEIVED IN LIEU OF A FRACTIONAL INTEREST OF INVITROGEN COMMON
STOCK. Cash received in lieu of a fractional share of Invitrogen common stock will be treated as received in redemption of such fractional interest and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the shares of Life Technologies common stock allocable to such fractional interest. Such gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year.

    DEXTER MERGER

    CASH ELECTION WITH RESPECT TO ALL SHARES HELD--NO PRORATION. If the cash exchanged by Invitrogen in the Dexter merger is not prorated, a Dexter stockholder who makes the cash election with respect to all of his or her shares actually owned will recognize capital gain or loss equal to the difference between the amount of cash received and such stockholder's aggregate adjusted tax basis in the shares of Dexter common stock surrendered in exchange therefor. The gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is more than one year. If the cash exchanged by Invitrogen in the Dexter merger is prorated, see "Standard Election, Mixed Elections and Other Cases" below.

    STOCK ELECTION WITH RESPECT TO ALL SHARES HELD. A stockholder of Dexter who makes a stock election with respect to all of his or her shares actually owned will not recognize any gain or loss upon such exchange. Such stockholder may recognize gain or loss, however, to the extent cash is received in lieu of a fractional share of Invitrogen common stock, as discussed below. The aggregate adjusted tax basis of the shares of Invitrogen common stock received in the merger will be equal to the aggregate adjusted tax basis of the Dexter common stock surrendered in exchange therefor, and the holding period of the Invitrogen common stock will include the holding period of the shares of Dexter common stock surrendered in exchange therefor.

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
    STANDARD ELECTION, MIXED ELECTIONS AND OTHER CASES. A stockholder of Dexter who makes a standard election or who is otherwise not described above and who receives a combination of cash and shares of Invitrogen common stock in the merger will not recognize any loss but will recognize gain, if any, on the Dexter common stock surrendered in exchange therefor to the extent of any cash received. Any such recognized gain will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for United States federal income tax purposes under the Hypothetical Redemption Analysis discussed below, in which case such gain will be treated as ordinary dividend income to the extent of such stockholder's ratable share of accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, the holding period for such shares is greater than one year.

    The aggregate adjusted tax basis of the shares of Invitrogen common stock received in the merger will be equal to the aggregate tax basis of the Dexter common stock surrendered in exchange therefor, decreased by the cash received and increased by the amount of gain recognized, if any. The holding period of Invitrogen common stock will include the holding period of the shares of Dexter common stock surrendered in exchange therefor.

    CASH RECEIVED IN LIEU OF A FRACTIONAL INTEREST OF INVITROGEN COMMON
STOCK. Cash received in lieu of a fractional share of Invitrogen common stock will be treated as received in redemption of such fractional interest and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the shares of Dexter common stock allocable to such fractional interest. Such gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year.

    HYPOTHETICAL REDEMPTION ANALYSIS

    For any Life Technologies stockholder or Dexter stockholder described above under the respective headings "Standard Election, Mixed Elections and Other Cases," the characterization of any gain recognized on the receipt of cash pursuant to the mergers as a capital gain or as ordinary dividend income will depend on whether or not the receipt of such cash has the effect of a distribution of a dividend under Sections 302 and 356(a)(2) of the Internal Revenue Code (the "Hypothetical Redemption Analysis"). Under the Hypothetical Redemption Analysis, a stockholder of Life Technologies or Dexter will be treated as if the portion of the shares of Life Technologies common stock or Dexter common stock, as the case may be, exchanged for cash in the Life Technologies merger or the Dexter merger, as the case may be, had been instead exchanged for shares of Invitrogen common stock (the "Hypothetical Shares"), followed immediately by a redemption of the Hypothetical Shares by Invitrogen for cash. Under the principles of Section 302 of the Code, a stockholder of Life Technologies or Dexter will recognize capital gain rather than ordinary dividend income with respect to the cash received if the hypothetical redemption is
(i) in complete redemption of all of the stock of Invitrogen owned by such stockholder, (ii) "not essentially equivalent to a dividend" with respect to such stockholder or (iii) "substantially disproportionate" with respect to such stockholder. In applying the foregoing Section 302 tests, the constructive ownership rules of Section 318 of the Internal Revenue Code apply in comparing the stockholder's ownership interest in Invitrogen both immediately after the merger (but before the hypothetical redemption) and after the hypothetical redemption. Under these constructive ownership rules, a stockholder is deemed to own shares of Invitrogen common stock that are actually owned (and in some cases constructively owned) by certain related individuals and entities, and also is deemed to own shares of Invitrogen common stock that may be acquired by such stockholder or such related individuals or entities by exercising an option, including an employee stock option. Moreover, the Section 302 tests are applied after taking into account any related transactions undertaken by a stockholder pursuant to a single, integrated plan. Thus, dispositions or acquisitions by a holder of shares of Invitrogen before or after the mergers which are part of such holder's plan with respect to his or her ownership level of Invitrogen stock following the mergers may be taken into account in applying the principles of Section 302 to such stockholder.

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
    In order for the receipt of cash pursuant to the Life Technologies merger or the Dexter merger, as the case may be, to be treated as "not essentially equivalent to a dividend" with respect to any particular Life Technologies stockholder or Dexter stockholder, it must result in a "meaningful reduction" in such stockholder's percentage ownership of the stock of the Invitrogen. This determination requires that a stockholder compare his or her percentage ownership in Invitrogen (including stock owned constructively and hypothetically) before the hypothetical redemption with his or her percentage ownership in Invitrogen (including stock owned constructively) after the hypothetical redemption. In this regard, the Internal Revenue Service has indicated in published rulings that any reduction in the percentage interest of a public company stockholder whose relative stock interest is minimal (an interest of less than 1% of the outstanding Invitrogen common stock should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a meaningful reduction in such stockholder's interest.

    In addition, a stockholder's reduction in his or her percentage ownership of Invitrogen stock as a result of receiving cash pursuant to the Life Technologies merger or the Dexter merger, as the case may be, may be "substantially disproportionate," so that the receipt of cash by such stockholder will result in capital gain or loss, if such stockholder owns less than 50% of the total voting power of the Invitrogen common stock and the percentage of the voting power and value of the Invitrogen common stock actually and constructively owned by such stockholder immediately after the hypothetical redemption is less than 80% of both the voting power and the value of the Invitrogen common stock actually, constructively or hypothetically owned by such stockholder immediately before the hypothetical redemption.

CERTAIN LITIGATION

    ISP ACTION

    On January 27, 2000, ISP commenced a lawsuit against Dexter and certain members of Dexter's Board of Directors in the United States District Court for the District of Connecticut entitled INTERNATIONAL SPECIALTY PRODUCTS INC. AND ISP INVESTMENTS INC. V. DEXTER CORPORATION, ET AL., Civil Action No. 3:00 CV 157
(JBA). ISP's second amended complaint alleges, among other things, that
Article X of Dexter's Bylaws (insofar as it may provide for a two-thirds supermajority vote of the stockholders to amend the bylaws) violates
Section 33-807 of the Connecticut Business Corporation Act and is therefore invalid; that Dexter's poison pill violates Section 33-665 of the Connecticut Business Corporation Act and is therefore invalid; that stockholders have the right to vote on the Nominee Election Proposals, Stockholder Rights Proposals and Voting Rights Proposals, as such terms are defined therein, at the 2000 Annual Meeting; that Dexter is prohibited from postponing its 2000 annual meeting of stockholders beyond June 30, 2000; that the sale of any of Dexter's core businesses would constitute the sale of all or substantially all of Dexter's assets pursuant to Section 33-831 of the Connecticut Business Corporation Act and therefore require approval of Dexter's stockholders; and that the directors have breached their fiduciary obligations to Dexter and its stockholders. The complaint requests declaratory and injunctive relief as well as money damages.

    On March 10, 2000, Dexter filed a motion for summary judgment to dismiss Count III of the complaint, in which ISP seeks a judicial determination that Dexter's Bylaws can lawfully be amended to increase the total number of directorships from 10 to 17 and to elect seven additional nominees to fill the seven newly created seats. On May 30, 2000, the Court issued an opinion granting Dexter's motion for summary judgment and dismissing Count III of the Complaint, on the grounds that ISP's Nominee Election Proposals violate (i) the terms of Dexter's certificate of incorporation, which provides that "the number of directorships within each class shall...be determined by the Board"; and
(ii) Section 33-740(a) of the Connecticut Business Corporation Act, which provides that each class of directors on a classified board such as Dexter's "contain approximately the same percentage of the total, as near as may be." On June 14, 2000, the Court entered an order directing the entry of final judgment dismissing Count III of the complaint. On June 29, 2000, ISP filed an amended notice of appeal to the United States Court of Appeals for the Second Circuit from the June 15, 2000 Partial

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Judgment entered in the action, the Court's May 30, 2000 Memorandum of Decision and Order dismissing Count III of the complaint, and the Ruling and Final Judgment entered pursuant to Federal Rule 54(b) on June 14, 2000. Dexter believes that the appeal is moot in view of ISP's abandonment of its proposals to elect ISP nominees to Dexter's board of directors.

    On June 27, 2000, ISP filed a motion for a preliminary injunction seeking to enjoin the consummation of the transactions contemplated by Dexter's asset purchase agreement with Loctite Corporation unless and until the transaction is approved by a vote of two-thirds of Dexter's shares of common stock. In the papers submitted to the Court in support of its motion, ISP initially claimed that the Loctite transaction, Dexter's asset purchase agreement with Ahlstrom Paper Group Oy and any transaction involving Dexter's Life Technologies shares constituted a sale of substantially all of Dexter's assets and thus the Loctite transaction must be approved by a vote of two-thirds of the outstanding shares of Dexter common stock pursuant to Section 33-831 of the Connecticut Business Corporation Act. In the alternative, ISP argued that the Loctite and Ahlstrom transactions, together with any sale of Dexter's coatings business, represented a sale of substantially all of Dexter's assets. Since the announcement of the merger of Dexter with and into Invitrogen on July 9, 2000, ISP now contends that the Loctite transaction, in conjunction with the Ahlstrom transaction and the merger of Dexter with and into Invitrogen, constitutes a sale of substantially all of Dexter's assets and thus all three transactions must be approved by a two-thirds vote of the outstanding shares of Dexter common stock pursuant to CBCA Section 33-831. ISP's "alternative" argument that the Loctite and Ahlstrom transactions (together with any sale of Dexter's coatings business) constitute a sale of substantially all of Dexter's assets has been abandoned. On July 18, 2000, the Court held a hearing on ISP's motion. On July 26, 2000, the Court issued an opinion denying ISP's motion for a preliminary injunction, concluding that on the evidence presented at the hearing, the Loctite sale does not require shareholder approval under CBCA Section 33-831. The Court found that the Invitrogen merger, the Ahlstrom sale and the Loctite sale are not sufficiently interrelated to require a shareholder vote and ISP had therefore failed to demonstrate a likelihood of success on the merits of its claim. At the time this joint proxy statement and prospectus was being mailed, ISP has not filed any notice of appeal from the Court's decision, which it has a right to do any time before August 26, 2000.

    Dexter and its general counsel continue to believe that ISP's lawsuit is without merit and Dexter intends to defend vigorously against it.

    DELAWARE ACTION ON BEHALF OF LIFE TECHNOLOGIES

    On July 10, 2000, Dexter and Life Technologies filed a Complaint for Declaratory and Injunctive Relief in the Delaware Court of Chancery entitled LIFE TECHNOLOGIES, INC. V. INTERNATIONAL SPECIALTY PRODUCTS INC. AND ISP INVESTMENTS INC., Civil Action No. 18141-NC. The complaint seeks an order declaring that the Life Technologies merger agreement must be approved by an affirmative vote of 67% of the outstanding shares of Life Technologies, rather than 80% of the outstanding shares of Life Technologies for either of two separate and independent reasons under the terms of Life Technologies' certificate of incorporation: (i) 75% of Life Technologies' directors voted to approve the Life Technologies merger agreement and a majority of the Life Technologies directors who so voted are "continuing directors" under Life Technologies' certificate of incorporation; and (ii) Invitrogen is not a "related person" or an "affiliate" or "associate" of a related person of Life Technologies within the meaning of Life Technologies' certificate of incorporation. The complaint also seeks an order enjoining defendants from bringing any action in any other court concerning application of the super majority vote requirement. Defendants must respond to the complaint by July 31, 2000. To date, Dexter has not received notice that the defendants have responded to the complaint.

REGULATORY MATTERS

    U.S. ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the related rules of the Federal Trade Commission, we cannot complete the mergers until notifications have been given, certain information has been furnished to the FTC and the Antitrust Division of the United

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States Department of Justice and specified waiting period requirements have been satisfied. We filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on July 25, 2000. If the FTC believes that the mergers would violate the federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, it has the authority to challenge the mergers by seeking a federal court order temporarily enjoining the transactions pending conclusion of administrative hearings. The
FTC may also proceed with an administrative hearing if the injunction is denied, and if the mergers are found to be anticompetitive, challenge the mergers after the fact. We can give no assurance that a challenge to the mergers will not be made or, if such a challenge is made, that it would be unsuccessful. Expiration of the HSR Act waiting period is a condition to each of the mergers.

    OTHER LAWS. Invitrogen, Life Technologies and Dexter conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the mergers. Invitrogen, Life Technologies and Dexter currently are in the process of reviewing whether other filings or approvals may be required or desirable in these other jurisdictions. We recognize that some of these filings may not be completed before the completion of the mergers, and that some of these approvals, which are not as a matter of practice required to be obtained prior to effectiveness of the mergers, may not be obtained prior to the closing.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTION AGREEMENTS

    This joint proxy statement and prospectus does not cover any resales of the Invitrogen common stock to be received by the stockholders of either Life Technologies or Dexter upon completion of the mergers, and no person is authorized to make any use of this joint proxy statement and prospectus in connection with any such resale.

    All shares of Invitrogen common stock received by Dexter stockholders in the Dexter merger will be freely transferable, except that shares of Invitrogen common stock received by persons who are deemed to be "affiliates" of Dexter under the Securities Act of 1933 at the time of the Dexter special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Dexter for such purposes generally include individuals or entities that control, are controlled by or are under common control with Dexter and include directors and executive officers of Dexter. The Dexter merger agreement requires Dexter to use its reasonable best efforts to cause each of such affiliates to execute a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Invitrogen common stock issued to them in the Dexter merger in violation of the Securities Act of 1933 or the related Securities and Exchange Commission rules.

    All shares of Invitrogen common stock received by Life Technologies stockholders in the Life Technologies merger will be freely transferable, except that shares of Invitrogen common stock received by persons who are deemed to be "affiliates" of Life Technologies under the Securities Act of 1933 at the time of the Life Technologies special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Life Technologies for such purposes generally include individuals or entities that control, are controlled by or are under common control with Life Technologies and include directors and executive officers of Life Technologies. The Life Technologies merger agreement requires Life Technologies to use its reasonable best efforts to cause each of such affiliates to execute a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Invitrogen common stock issued to them in the Life Technologies merger in violation of the Securities Act of 1933 or the related Securities and Exchange Commission rules.

                       COMPARATIVE PER SHARE MARKET PRICE
                            AND DIVIDEND INFORMATION

    We are providing you with the high and low sale prices of Invitrogen common stock, Life Technologies common stock and Dexter common stock as reported for each calendar quarter during the past three years for Life Technologies and Dexter and since its initial public offering in February of 1999 for Invitrogen. We are also providing you with information regarding dividends declared by Dexter and Life Technologies during those periods. Invitrogen has never declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

    Invitrogen common stock is listed on the Nasdaq as "IVGN," Life Technologies is listed on the over-the-counter bulletin board as "LTEK.OB" and Dexter common stock is listed on the New York Stock Exchange as "DEX."

                                                              LIFE TECHNOLOGIES
                                                                COMMON STOCK                         DEXTER COMMON STOCK
                                                    -------------------------------------   -------------------------------------
                                                          MARKET PRICE            CASH            MARKET PRICE            CASH
                                                    -------------------------   DIVIDENDS   -------------------------   DIVIDENDS
                                                       HIGH           LOW       DECLARED       HIGH           LOW       DECLARED
                                                    -----------   -----------   ---------   -----------   -----------   ---------
1998
First Quarter....................................   $38 1/2       $30             $0.05     $43 3/8       $37 1/2         $0.24
Second Quarter...................................    39 1/2        30 3/4          0.05      42 15/16      31 9/16         0.26
Third Quarter....................................    39 3/8        30 1/2          0.05      33 5/16       23 7/8          0.26
Fourth Quarter...................................    40            29 3/8          0.05      32 7/8        23 1/2          0.26
1999
First Quarter....................................   $40 3/4       $34             $0.05     $32 3/4       $26 3/8         $0.26
Second Quarter...................................    38 1/2        34 1/2          0.05      42 3/8        31 1/2          0.26
Third Quarter....................................    41            36 1/8            --      41 9/16       33 1/2          0.26
Fourth Quarter...................................    43            38                --      42 1/4        32 3/8          0.26
2000
First Quarter....................................   $53           $41                --     $54 5/16      $34             $0.26
Second Quarter...................................    55            48                --      56 1/4        41 1/4          0.26
Third Quarter (through August 11, 2000)..........    56            49                --      57 5/8        47 7/16           --

                                                                         INVITROGEN
                                                                        COMMON STOCK
                                                                        MARKET PRICE
                                                               -------------------------------
                                                                    HIGH             LOW
                                                               --------------   --------------
1999
First Quarter...............................................   $   15 1/2       $   12
Second Quarter..............................................       26               12 7/8
Third Quarter...............................................       35 1/8           23 3/8
Fourth Quarter..............................................       67 3/8           23 1/4
2000
First Quarter...............................................   $   99 1/2       $   43 5/8
Second Quarter..............................................       78 3/4           36
Third Quarter (through August 11, 2000).....................       75 1/4           55 1/8

    The following table sets forth the closing price of Invitrogen, Life Technologies and Dexter as reported as of (i) July 7, 2000 (the last full trading day prior to the public announcement of the proposed mergers) and
(ii) August 11, 2000 (the last full trading day prior to the date we filed with the Securities and Exchange Commission the registration statement of which this joint proxy statement and prospectus is a part):

                                                      INVITROGEN    LIFE TECHNOLOGIES      DEXTER
                                                     COMMON STOCK     COMMON STOCK      COMMON STOCK
                                                     ------------   -----------------   ------------
July 7, 2000.......................................     $77.13            $49.00           $48.00
August 11, 2000....................................     $63.69            $54.50           $57.50

    We urge you to obtain current market quotations before voting your shares. Because the exchange ratios vary in the merger agreements, the market value of the shares of Invitrogen that holders of Dexter common stock and Life Technologies common stock will have the right to acquire when the mergers become effective may vary significantly from the market value of the shares of Invitrogen common stock that holders of Dexter common stock and Life Technologies common stock would receive if the mergers were consummated on the date of this joint proxy statement and prospectus.

          INVITROGEN UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    We have presented below unaudited pro forma combined financial statements that reflect the mergers using the purchase method of accounting. For a more detailed description of the purchase method of accounting, see "The Mergers--Accounting Treatment." The pro forma adjustments are preliminary and based on management's estimates of the fair value of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the mergers. Consequently, the amounts reflected in the unaudited pro forma combined financial statements are subject to change, and the final amounts may differ substantially. In addition, the managements of Invitrogen, Life Technologies and Dexter are in the process of assessing and formulating their integration plans, which are expected to include employee separations, elimination of duplicative facilities, employee relocations and other restructuring actions. The final result of these plans could result in material revisions to the estimated liabilities reflected in the accompanying unaudited pro forma combined financial statements.

    The unaudited pro forma condensed combined income statements for the six-month period ended June 30, 2000 and for the year ended December 31, 1999 give effect to the mergers as if they were completed on January 1, 1999. The unaudited pro forma combined balance sheet as of June 30, 2000 gives effect to the mergers as if they were completed on that date. The unaudited pro forma combined financial statements also assume the sale of Dexter's electronic materials, adhesives and polymer systems, nonwoven materials and coatings businesses prior to the completion of the mergers. The results of operations of these specific businesses have been excluded from the pro forma financial information. The pro forma condensed combined financial statements should be read in conjunction with the separate historical consolidated financial statements and the notes thereto contained in the Annual and Interim Financial Statements of Invitrogen, Life Technologies, and Dexter included in and/or incorporated by reference in this joint proxy statement and prospectus.

    The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had occurred as of the date or during the periods presented nor is it necessarily indicative of future operating results or financial positions.

                             INVITROGEN CORPORATION

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                       AFTER GIVING EFFECT TO THE MERGERS

                                 JUNE 30, 2000

                                 (IN THOUSANDS)

                                                                                      ELIMINATE
                                                            HISTORICAL   HISTORICAL   BUSINESSES    PRO FORMA    PRO FORMA
                                                            INVITROGEN     DEXTER     TO BE SOLD   ADJUSTMENTS    COMBINED
                                                            ----------   ----------   ----------   -----------   ----------
ASSETS
Current assets:
  Cash and cash equivalents and short term investments....   $273,841    $  113,418   $ 253,204    $ (517,495)(a) $  122,968
  Accounts and notes receivable...........................     13,950       191,396     (99,556)          (19)(f)    105,771
  Inventories.............................................      8,229       168,536     (85,615)           --        91,150
  Deferred income taxes...................................      9,020        23,708        (185)           --        32,543
  Prepaid expenses and other current assets...............      3,928        16,626      (9,734)           --        10,820
                                                             --------    ----------   ---------    ----------    ----------
    Total current assets..................................    308,968       513,684      58,114      (517,514)      363,252
Property, plant and equipment, net........................     25,831       325,063    (196,458)           --       154,436
Intangible assets, net....................................      5,403       122,853     (21,693)           --       106,563
Excess cost over net assets of businesses acquired, net...        122       134,147     (37,201)    1,088,043)(a)  1,185,111
Other assets..............................................      6,107        57,243      (9,070)           --        54,280
                                                             --------    ----------   ---------    ----------    ----------
Total assets..............................................   $346,431    $1,152,990   $(206,308)   $  570,529    $1,863,642
                                                             ========    ==========   =========    ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.........................................   $    420    $   14,026   $ (10,188)   $       --    $    4,258
  Current portion of long-term obligations................        743        20,573     (20,230)           --         1,086
  Accounts payable........................................      4,038        68,165     (46,886)          (19)(f)     25,298
  Accrued expenses........................................     10,244        80,445     (38,941)      (36,428)(a)     88,176
  Accrued taxes payable...................................         --        30,422      (5,540)           --        24,882
  Dividends payable.......................................         --         5,956          --            --         5,956
                                                             --------    ----------   ---------    ----------    ----------
    Total current liabilities.............................     15,445       219,587    (121,785)       36,409       149,656
                                                             --------    ----------   ---------    ----------    ----------
Long-term obligations, less current maturities............      2,782       271,282    (268,426)           --         5,638
Deferred items............................................         --        39,009        (428)           --        38,581
Deferred income taxes.....................................         --        51,864     (34,460)           --        17,404
Environmental reserves....................................         --        11,183      (1,073)           --        10,110
5.5% Convertible subordinated notes due March 1, 2007.....    172,500            --          --            --       172,500
Minority interests........................................         --        86,068          --       (81,512)(a)      4,556
Stockholders' equity:
  Common stock and additional paid-in-capital.............    144,256        40,502          --     1,275,432 (a,b)  1,460,190
  Deferred compensation...................................       (513)           --          --        (6,441)(a)     (6,954)
  Accumulated other comprehensive loss....................       (698)      (30,438)     20,078        10,360 (b)       (698)
  Treasury stock..........................................         --       (55,812)         --        55,812 (b)         --
  Retained earnings.......................................     12,659       519,745     199,786      (719,531)(b)     12,659
                                                             --------    ----------   ---------    ----------    ----------
    Total stockholders' equity............................    155,704       473,997     219,864       615,632     1,465,197
                                                             --------    ----------   ---------    ----------    ----------
    Total liabilities and stockholders' equity............   $346,431    $1,152,990   $(206,308)   $  570,529    $1,863,642
                                                             ========    ==========   =========    ==========    ==========

        See Notes to Unaudited Pro Forma Combined Financial Statements.

                             INVITROGEN CORPORATION

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                       AFTER GIVING EFFECT TO THE MERGERS

                         SIX MONTHS ENDED JUNE 30, 2000

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      ELIMINATE
                                            HISTORICAL   HISTORICAL   BUSINESSES    PRO FORMA        PRO FORMA
                                            INVITROGEN     DEXTER     TO BE SOLD   ADJUSTMENTS       COMBINED
                                            ----------   ----------   ----------   -----------       ---------
Revenues..................................   $54,983      $530,007    $(311,101)    $    800 (f,h)   $274,689
Cost of revenues..........................    17,985       316,900     (217,537)         (91)(f)      117,257
                                             -------      --------    ---------     --------         --------
  Gross margin............................    36,998       213,107      (93,564)         891          157,432
Operating expenses:
  Sales and marketing.....................    10,291        77,069      (25,928)          --           61,432
  General and administrative..............     6,996        48,825      (16,371)          --           39,450
  Research and development................     7,333        25,021      (11,871)        (123)(f)       20,360
  Amortization of deferred compensation...        90            --           --        1,248 (c)        1,338
  Goodwill amortization...................        16         3,805       (1,033)      55,444 (d)       58,232
  Merger related costs....................     6,580            --           --           --            6,580
                                             -------      --------    ---------     --------         --------
    Total operating expenses..............    31,306       154,720      (55,203)      56,569          187,392
    Income (loss) from operations.........     5,692        58,387      (38,361)     (55,678)         (29,960)
Other income (expense):
  Gain on divestiture of product lines....        --         7,002       (7,002)          --               --
  Unsolicited merger proposal and proxy
    contest costs.........................        --        (5,112)       5,112           --               --
  Interest and other income and expense,
    net...................................     2,465        (5,682)      20,842      (17,632)(g,h)         (7)
                                             -------      --------    ---------     --------         --------
Income (loss) before provision for income
  taxes...................................     8,157        54,595      (19,409)     (73,310)         (29,967)
Provision for income taxes................     5,199        18,562       (6,600)      (6,521)(c,g)     10,640
                                             -------      --------    ---------     --------         --------
NET INCOME (LOSS) BEFORE MINORITY
  INTERESTS...............................     2,958        36,033      (12,809)     (66,789)         (40,607)
Minority interests........................        --         6,206          142       (5,485)(e)          863
                                             -------      --------    ---------     --------         --------
NET INCOME (LOSS).........................     2,958        29,827      (12,951)     (61,304)         (41,470)
Less: Preferred stock dividends...........        --            --           --           --               --
    Accretion of non-voting redeemable
      common stock........................        --            --           --           --               --
    Adjustment to beneficial conversion
      feature related to convertible
      preferred stock.....................        --            --           --           --               --
                                             -------      --------    ---------     --------         --------
Income (loss) available to common
  stockholders............................   $ 2,958      $ 29,827    $ (12,951)    $(61,304)        $(41,470)
                                             =======      ========    =========     ========         ========
Earnings (loss) per share:
  Basic...................................   $  0.13      $   1.30                                   $  (0.98)
                                             =======      ========                                   ========
  Diluted.................................   $  0.12      $   1.29                                   $  (0.98)
                                             =======      ========                                   ========
Weighted average shares used in per share
  calculation:
  Basic...................................    23,275        22,858                                     42,330 (h)
  Diluted.................................    25,365        23,095                                     42,330 (h)

        See Notes to Unaudited Pro Forma Combined Financial Statements.

                             INVITROGEN CORPORATION

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                       AFTER GIVING EFFECT TO THE MERGERS

                          YEAR ENDED DECEMBER 31, 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       ELIMINATE
                                             HISTORICAL   HISTORICAL   BUSINESSES    PRO FORMA        PRO FORMA
                                             INVITROGEN     DEXTER     TO BE SOLD   ADJUSTMENTS       COMBINED
                                             ----------   ----------   ----------   -----------       ---------
Revenues...................................   $92,945     $1,041,673   $(634,474)    $   1,863 (f,h)  $502,007
Cost of revenues...........................    32,983        628,437    (442,881)          (65)(f)     218,474
                                              -------     ----------   ---------     ---------        --------
  Gross margin.............................    59,962        413,236    (191,593)        1,928         283,533
Operating expenses:
  Sales and marketing......................    16,244        151,777     (55,483)           --         112,538
  General and administrative...............    11,872         99,467     (37,569)           --          73,770
  Research and development.................    14,792         49,711     (25,875)         (482)(f)      38,146
  Amortization of deferred compensation....       323             --          --         3,808 (c)       4,131
  Provision for contract settlement........        --          3,870          --            --           3,870
  Charge for restructuring businesses......        --          2,430      (2,430)           --              --
  Goodwill amortization....................        31          7,387      (2,743)      111,112 (d)     115,787
  Merger related costs.....................     3,895             --          --            --           3,895
                                              -------     ----------   ---------     ---------        --------
    Total operating expenses...............    47,157        314,642    (124,100)      114,438         352,137
                                              -------     ----------   ---------     ---------        --------
    Income (loss) from operations..........    12,805         98,594     (67,493)     (112,510)        (68,604)
                                              -------     ----------   ---------     ---------        --------
Other income (expense):
  Gain on divestiture of product lines.....        --         95,011     (95,011)           --              --
  Interest and other income and expense,
    net....................................     1,210        (12,427)     45,738       (25,295)(g,h)     9,226
                                              -------     ----------   ---------     ---------        --------
Income (loss) before provision for income
  taxes....................................    14,015        181,178    (116,766)     (137,805)        (59,378)
Provision for income taxes.................     4,779         61,605     (41,480)       (9,743)(c,g)    15,161
                                              -------     ----------   ---------     ---------        --------
NET INCOME (LOSS) BEFORE MINORITY
  INTERESTS................................     9,236        119,573     (75,286)     (128,062)        (74,539)
Minority interests.........................        --         12,074         (66)      (10,934)(e)       1,074
                                              -------     ----------   ---------     ---------        --------
NET INCOME (LOSS)..........................     9,236        107,499     (75,220)     (117,128)        (75,613)
Less: Preferred stock dividends............      (163)            --          --            --            (163)
    Accretion of non-voting redeemable
      common stock.........................       (74)            --          --            --             (74)
    Adjustment to beneficial conversion
      feature related to convertible
      preferred stock......................       985             --          --            --             985
                                              -------     ----------   ---------     ---------        --------
Income (loss) available to common
  stockholders.............................   $ 9,984     $  107,499   $ (75,220)    $(117,128)       $(74,865)
                                              =======     ==========   =========     =========        ========
Earnings (loss) per share:
  Basic....................................   $  0.52     $     4.71                                  $  (1.95)
                                              =======     ==========                                  ========
  Diluted..................................   $  0.46     $     4.67                                  $  (1.95)
                                              =======     ==========                                  ========
Weighted average shares used in per share
  calculation:
  Basic....................................    19,268         22,842                                    38,324 (h)
  Diluted..................................    21,828         23,002                                    38,324 (h)

        See Notes to Unaudited Pro Forma Combined Financial Statements.

                             INVITROGEN CORPORATION

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The unaudited pro forma condensed combined financial statements of Invitrogen have been prepared using the purchase method of accounting based on the historical financial statements of Invitrogen, Life Technologies and Dexter for the six months ended June 30, 2000 and for the year ended December 31, 1999. The unaudited pro forma combined balance sheet has been prepared as if the mergers had been consummated at June 30, 2000 and the unaudited pro forma combined statements of income assume consummation of the mergers on January 1, 1999. The unaudited pro forma combined financial statements also assume the sale of Dexter's electronic materials, adhesives and polymer systems, nonwoven materials and coatings businesses prior to the completion of the mergers as well as the pay down of associated debt and the related decrease in interest expense and income from the investment of the net proceeds received from the respective sales. The results of operations of these specific businesses have been excluded from the pro forma financial information.

    Certain costs associated with the restructuring of existing Invitrogen operations and costs necessary to integrate the businesses of Invitrogen and Life Technologies that are expected to benefit future operations are estimated to range from $10 million to $20 million. These estimated costs will be expensed as restructuring costs after the completion of the mergers and after management has completed and approved the restructuring plans and associated costs. Dexter also anticipates incurring an estimated $11 million in prepayment penalties associated with the prepayment of existing debt. This expense will be recorded by Dexter upon the prepayment of the debt which is expected to occur prior to the completion of the mergers. These estimates have not been included in the unaudited pro forma financial statements since they are nonrecurring expenses.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

    (A) PURCHASE PRICE

       The estimated purchase price of the mergers was based on the estimated cash and stock to be paid to Life Technologies and Dexter stockholders upon consummation of the mergers and estimated direct transaction costs to be incurred by Invitrogen. The calculation of the estimated cash and stock to be paid assumed the "standard election" combination of cash and stock, an Invitrogen common stock equivalent of 0.8592 for Life Technologies shares and 0.8950 for Dexter shares (based on the average closing price of Invitrogen common stock for 20 consecutive trading days prior the public announcement of the mergers) and an assumed fair value of Invitrogen common stock of $68.683 upon consummation of the mergers (based on the closing price of Invitrogen common stock 5 days prior to and 5 days after the public announcement of the mergers). The estimated direct costs of the transaction to be incurred by Invitrogen include advisory fees for investment bankers, attorneys, accountants, filing and

                             INVITROGEN CORPORATION

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS (CONTINUED) printing fees and certain restructuring costs. The estimates below are subject to change and the final amounts may differ substantially.

Cash........................................................  $  517,495,000
Common stock and additional paid-in-capital.................   1,308,800,000
Estimated fair value of stock options assumed...............       7,134,000
Estimated direct costs......................................      36,428,000
                                                              --------------
Estimated purchase price....................................  $1,869,857,000
                                                              ==============

The allocation of the above purchase price is estimated to be as follows:
Fair value of net assets acquired...........................  $  678,427,000
Deferred compensation.......................................       6,441,000
Intangible assets...........................................   1,184,989,000
                                                              --------------
                                                              $1,869,857,000
                                                              ==============

       The allocation of the excess cost over net assets acquired is preliminary and is pending completion of the valuation of the assets acquired.

    (B) INTERCOMPANY INVESTMENT

       Reflects the elimination of the investment in Life Technologies and Dexter by Invitrogen.

    (C) DEFERRED COMPENSATION

       Reflects the estimated amortization of deferred compensation to be recorded subsequent to the completion of the merger as a result of the issuance of Invitrogen stock options in exchange for Life Technologies' outstanding stock options at an exchange ratio of 0.8592. The deferred compensation is amortized over the remaining vesting period of the newly issued stock options which ranges from one to three years.

    (D) GOODWILL AMORTIZATION

       Reflects the estimated amortization of goodwill over a 10-year blended rate which is preliminary and may change significantly upon completion of the valuation of the assets acquired.

    (E) MINORITY INTEREST

       Reflects the elimination of minority interest of Dexter that would be purchased upon approval of the merger by the minority interest stockholders and completion of the merger.

    (F) INTERCOMPANY TRANSACTIONS

       Reflects the elimination of intercompany transactions and balances.

    (G) INTEREST INCOME

       Reflects the estimated reduction in interest income from cash used to purchase Dexter and Life Technologies shares and cash used for merger expenses.

                             INVITROGEN CORPORATION

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS (CONTINUED)
    (H) REVENUE RECLASSIFICATION

       Reclassifies royalty revenue for Life Technologies from other income to revenues to be consistent with Invitrogen's classification of royalty revenue.

    (I) EARNINGS PER SHARE

       Reflects the issuance of an estimated 19,055,666 shares of Invitrogen common stock for the common stock of Dexter and Life Technologies based on the assumptions discussed in a) above.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

    The executive officers of Dexter and Life Technologies and the members of the Dexter and Life Technologies boards of directors have interests in the mergers that are different from, or in addition to, the interests of stockholders generally. Several executive officers of Dexter and Life Technologies, including some officers who are also directors, have employment or severance agreements and are or may become entitled to specific benefits under employee benefit plans as a result of the mergers. Each of the employee-directors of Dexter and Life Technologies may be entitled to receive compensation if the mergers are completed. The Dexter and Life Technologies boards of directors were aware of and discussed these potentially conflicting interests when they approved the mergers.

DEXTER SEVERANCE AGREEMENTS

    Each of Dexter's executive officers is a party to a severance agreement which provides certain benefits upon a qualifying termination of employment after a change in control of Dexter. The consummation of the Dexter merger will constitute a change in control of Dexter under the severance agreements. An executive officer will be provided with the benefits under his or her severance agreement if within 395 days after a change in control (the "severance period") the executive officer's employment is involuntary terminated (for reasons other than death, permanent disability, attainment of the age of 65 or cause), or if the executive officer terminates his or her employment for good reason. In addition, an executive officer will also be entitled to benefits under the severance agreement if he or she terminates employment for any reason within the thirty-day period immediately preceding the expiration of the severance period.

    Upon a qualifying termination of employment, each executive officer will be entitled to a lump sum cash severance payment equal to 200% of the sum of
(i) his or her base salary at the time of the qualifying termination and
(ii) the highest annual incentive compensation paid to the executive officer in the three full years immediately prior to the change in control. Upon a qualifying termination after a change of control, Messrs. Walker, Gordon, J. Thompson and Beatt and Ms. Burdett, the named executive officers of Dexter, would be entitled to an approximate lump sum cash severance payment of $2,543,000, $873,000, $750,000, $693,000 and $947,000, respectively.

    The severance agreements also entitle each executive officer to two years of employee welfare benefits continuation and two years of additional credit for retirement plan purposes. Executive officers are also entitled to receive additional payments, if necessary, to reimburse them for (i) any legal expenses, plus interest thereon, incurred in enforcing or defending the severance agreement, and (ii) any excise tax liability imposed under section 4999 of the Internal Revenue Code.

    In general, section 4999 of the Internal Revenue Code imposes an excise tax on the recipient of any "excess parachute payment" equal to 20% of such payment. A "parachute payment" is any payment that is contingent on a change in control. Excess parachute payments consist of the excess of parachute payments over an individual's average taxable compensation received from his or her employer during the five taxable years (or entire period of employment if less) preceding the year in which the change in control occurs (the "base amount"). The Internal Revenue Code provides a "safe harbor" from the excise tax if an employee does not receive parachute payments with a value in excess of 2.99 times the employee's base amount.

STOCK OPTIONS

    Each executive officer's severance agreement also provides that upon a change in control of Dexter, and without regard to the termination of the employment of the executive officer, all outstanding and unexercised options theretofore granted to the executive officer by Dexter shall become immediately exercisable in full.

    The following table sets forth, with respect to each named executive officer and the eight other Dexter executive officers as a group, (i) the number of shares of Dexter common stock subject to options held by such persons that will become exercisable as a result of the merger and (ii) the weighted average exercise price for such options.

                                                       OPTIONS
                                                        WHICH         WEIGHTED
                                                       BECOME         AVERAGE
                                                     EXERCISABLE   EXERCISE PRICE
                                                     -----------   --------------
K. Grahame Walker..................................    113,001         $46.34
Kathleen Burdett...................................     34,501          46.55
David G. Gordon....................................     45,000          48.98
John D. Thompson...................................     18,667          46.97
Bruce H. Beatt.....................................     18,668          46.97
Other Executive Officers as a Group................    110,303          47.54

RESTRICTED STOCK

    Each executive officer's severance agreement also provides that upon a change in control of Dexter, and without regard to the termination of the employment of the executive officer, restrictions on all outstanding restricted stock theretofore granted to the executive officer by Dexter shall lapse. The number of shares of restricted stock where restrictions will lapse upon changing control are as follows:

                                                                 SHARES OF
                                                              RESTRICTED STOCK
                                                              ----------------
K. Grahame Walker...........................................       38,622
Kathleen Burdett............................................       16,607
David G. Gordon.............................................        8,120
John D. Thompson............................................       11,274
Bruce H. Beatt..............................................       10,450
Other Executive Officers as a Group.........................       38,588

    Notwithstanding the foregoing, the most recent restricted stock grant made to each of the executive officers does not provide for all restrictions to lapse upon a change in control. Rather, each executive officer is entitled to receive a lump sum payment in respect of such restricted stock upon the earlier to occur of (i) the first anniversary of the change in control if the executive has remained continuously employed by Dexter or a Dexter affiliate, (ii) the date restrictions would have otherwise lapsed, or (iii) the date on which the executive officer's employment terminates under circumstances entitling him or her to severance benefits under the severance agreement.

    The number of restricted stock subject to the foregoing are as follows:

                                                                 SHARES OF
                                                              RESTRICTED STOCK
                                                              ----------------
K. Grahame Walker...........................................        9,600
Kathleen Burdett............................................        4,500
David G. Gordon.............................................        7,000
John D. Thompson............................................        3,500
Bruce H. Beatt..............................................        3,500
Other Executive Officers as a Group.........................       18,200

DEXTER COMPENSATION AND BENEFIT PLANS

EXECUTIVE INCENTIVE COMPENSATION PLAN

    Each of Dexter's executive officers, other than the Chief Executive Officer,
K. Grahame Walker, participates in Dexter's executive incentive compensation plan. Under the executive incentive compensation plan participants are eligible to receive an annual cash bonus based upon personal performance and corporate and/or business unit financial performance. Upon a change in control, which will be triggered under the executive incentive compensation plan by the consummation of the merger, the executive incentive compensation plan provides that a terminated participant's award will be calculated for the period up to the participant's termination of employment.

EXECUTIVE SUPPLEMENTAL RETIREMENT PLAN

    Dexter has an executive supplemental pension plan in which each of the executive officers is eligible to participate. The executive supplemental pension plan provides for a normal retirement pension that commences upon the first day of the month coincident with or next following an executive supplemental pension plan participant's 65th birthday. An executive supplemental pension plan participant may request an early payment of his or her pension, in which case the pension will be reduced by an early retirement factor. After a change in control, the reduction attributable to the early retirement factor for participants who have attained age 55 with 10 or more years of service is reduced (i.e., the pension payable is increased). The consummation of the merger will constitute a change in control under the executive supplemental retirement plan.

    Currently, only three executive officers, Messrs. Walker, Benham and McClelland, have attained age 55 with ten or more years of service and would be entitled to an enhanced early executive retirement supplemental plan as a result of the application of the post-change in control early retirement factor. It is not expected that by the time the merger is consummated that any of the other executive officer's will have attained or will be credited with having attained age 55 with ten or more years of service.

THE 1996 NON-EMPLOYEE DIRECTORS' STOCK PLAN

    Dexter maintains the 1996 non-employee directors' stock plan. Under the non-employee director stock plan, a non-employee director may elect to receive shares of Dexter common stock in lieu of all or a portion of the cash retainer he or she is to receive in respect of board service. Such election must be made in advance of the calendar year in respect of which the retainer is to be paid. The non-employee director stock plan provides that a non-employee director may elect to convert shares of Dexter common stock otherwise issuable under the non-employee director stock plan to restricted stock. The restrictions upon such stock will lapse upon the non-employee director's death, disability, retirement, or approved termination of service and also upon a change in control. The consummation of the merger will constitute a change in control under the non-employee director stock plan. If a non-employee director ceases to be a director while holding restricted stock, and such cessation is for any reason other than as described above, the restricted stock is forfeited. The number of shares of restricted stock held by each non-employee director pursuant to an election made under the non-employee director stock plan is shown below.

                                                                 SHARES OF
                                                              RESTRICTED STOCK
                                                              ----------------
Charles H. Curl.............................................        2,451
Peter G. Kelly..............................................        1,791
Jean-Francois Saglio........................................            0
Henrietta Holsman Fore......................................          361
Bernard M. Fox..............................................        1,955
George M. Whitesides........................................          736
Robert M. Furek.............................................        2,451
Martha Clark Goss...........................................            0
Edgar G. Hotard.............................................        1,754

LIFE TECHNOLOGIES

CHANGE IN CONTROL AGREEMENTS

    GENERAL. Each of Life Technologies' executive officers is a party to an agreement which provides certain benefits upon a qualifying termination of employment after a change of control of Life Technologies or Dexter. The consummation of the Life Technologies merger will constitute a change of control of Life Technologies under such agreements. An executive officer will be provided with certain benefits under his or her change-in-control agreement if within 24 months after a change in control the executive officer's employment is involuntary terminated (for reasons other than disability or cause) or if the executive officer terminates his or her employment for good reason.

    Upon a qualifying termination of employment after a change in control, each executive officer would be entitled to a lump sum cash severance payment equal to 200% or 150% (depending on the executive officer's salary grade) of the sum of (i) his or her annual base salary at the time of the qualifying termination and (ii) the higher of (A) the average annualized bonus paid to the executive officer in the three fiscal years immediately prior to the change in control or the targeted annual bonus payable to the executive pursuant to the company's incentive compensation plan for the fiscal year in which the date of termination occurs (assuming 100% achievement of the company performance factor and 100% achievement of the executive's personal performance factor). Upon a qualifying termination after a change of control, J. Stark Thompson, Ph.D., President and Chief Executive Officer, Derek Woods, Senior Vice President Research and Development, Tom Coutts, Vice President, Global Serum Group, Brian Graves, Senior Vice President & General Manager, U.S. Industrial Bioproducts, and John Cooper, Senior Vice President & General Manager, Americas Research Products, who are the named executive officers of Life Technologies, would be entitled to an approximate lump sum cash severance payment of $1,856,000, $914,500, $852,500, $806,000 and $771,900, respectively.

    The change in control agreements also entitle each executive officer to receive employee welfare benefits during the two year period following the change of control and additional credit for retirement plan purposes up to the end of such period, an amount equal to the company's contribution to the executive's 401(k) plan that is not vested on the date of termination, and $25,000 worth of executive outplacement services. Executive officers are also entitled to receive additional payments, if necessary, to reimburse them for legal expenses, plus interest thereon, incurred in enforcing their change in control agreements.

    STOCK OPTIONS. Each executive officer's change-in-control agreement also provides that upon a change in control followed by a qualifying termination of employment, all outstanding stock options held by the executive officer pursuant to any Life Technologies stock option plan shall become immediately vested and exercisable in full.

    The following table sets forth, with respect to each named executive officer and the other Life Technologies executive officers as a group, (i) the number of shares of Life Technologies common stock subject to options held by such persons that would become exercisable as a result of the mergers and a qualifying termination (assuming (i) that the mergers close prior to October 14, 2000 (when certain options become exercisable irrespective of any change in control) and
(ii) that the executive is subject to a qualifying termination immediately after such closing) and (ii) the weighted average exercise price for such options.

                                                       OPTIONS
                                                        WHICH          WEIGHTED
                                                     WOULD BECOME      AVERAGE
                                                     EXERCISABLE    EXERCISE PRICE
                                                     ------------   --------------
J. Stark Thompson..................................     77,333          $35.72
Derek E. Woods.....................................     23,332           36.06
Thomas M. Coutts...................................     38,333           35.82
Brian D. Graves....................................     21,666           36.01
John V. Cooper.....................................     31,666           36.11
Other Executive Officers as a Group................    111,659           36.22

RETENTION AGREEMENTS

    Each of Life Technologies' executive officers except J. Stark Thompson is party to a retention agreement pursuant to which each such executive officer would receive a lump sum payment of $50,000 under any of the following circumstances: (1) the executive officer's employment is terminated without cause prior to February 28, 2001 and prior to the completion of a "strategic transaction" (which is defined to include a merger of Dexter or Life Technologies); (2) a strategic transaction is completed by February 28, 2001, and the executive officer is not offered comparable employment within 10 days;
(3) the executive officer's employment is terminated without cause within 90 days after a strategic transaction that is completed before February 28, 2001; (4) the executive officer continues as an active employee for 90 days after a strategic transaction that is completed before February 28, 2001; or
(5) the executive officer remains employed as of February 28, 2001, and no strategic transaction has been completed by that date. Completion of the Life Technologies merger would constitute completion of a strategic transaction for purposes of the retention agreements.

RESTRICTED STOCK

    Each executive officer of Life Technologies has received restricted stock from Dexter pursuant to restricted stock agreements. Under the restricted stock agreements, upon a change in control (including the Life Technologies merger) each executive officer is entitled to receive a lump sum payment in respect of such restricted stock upon the earlier to occur of (i) the first anniversary of the change in control if the executive has remained continuously employed by Life Technologies or a Life Technologies affiliate, (ii) the date restrictions would have otherwise lapsed, or (iii) the date on which the executive officer's employment terminates under circumstances entitling him or her to severance benefits under the change-in-control agreement.

    The number of shares of restricted stock held by the named executive officers and by the other executive officers as a group are as follows:

                                                                 SHARES OF
                                                              RESTRICTED STOCK
                                                              ----------------
J. Stark Thompson...........................................        7,500
Derek E. Woods..............................................        2,500
Thomas M. Coutts............................................        1,000
Brian D. Graves.............................................        2,500
John V. Cooper..............................................        5,000
Other Executive Officers as a Group.........................       13,500

EXECUTIVE SUPPLEMENTAL RETIREMENT PLAN

    Life Technologies has an executive supplemental pension plan in which each of the executive officers (except for Mr. Coutts, who participates in a U.K. pension plan) is eligible to participate. The executive supplemental pension plan provides for a normal retirement pension that commences upon the first day of the month coincident with or next following an executive supplemental pension plan participant's 65th birthday. An executive supplemental pension plan participant may request an early payment of his or her pension, in which case the pension will be reduced by an early retirement factor. After a change in control, the reduction attributable to the early retirement factor for participants who have attained age 55 with 10 or more years of service is reduced (i.e., the pension payable is increased). The consummation of the merger will constitute a change in control under the executive supplemental retirement plan.

    Currently, only Dr. Thompson, Mr. Graves and one other executive officer have attained age 55 with ten or more years of service and would be entitled to an enhanced early executive retirement supplemental plan as a result of the application of the post-change in control early retirement factor. It is not expected that by the time the merger is consummated any of the other executive officers will have attained or will be credited with having attained age 55 with ten or more years of service.

THE 1996 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    Life Technologies previously maintained a stock option plan for non-employee directors (its 1996 non-employee directors' stock option plan). Under the plan the company issued options to non-employee directors in 1996, 1997, and 1998. Upon a change in control of Life Technologies the plan provides that all outstanding options granted under the plan shall immediately become exercisable. The consummation of the merger will constitute a change in control of Life Technologies under the plan.

    The number of unvested options that will become vested as a result of the merger will depend on whether the merger is consummated before October 1, 2000, because some of the options will automatically vest on such date even if the merger has not been consummated by then. The number of unvested options that will become vested under the plan as a result of the merger that are held by any of Life Technologies' non-employee directors are listed below, taking into account the date of the consummation of the merger, together with the weighted average exercise price for such options:

                                                                         ACCELERATED OPTIONS
                              ACCELERATED OPTIONS                         IF MERGER CLOSES
                                IF MERGER CLOSES      WEIGHTED AVERAGE     OCTOBER 1, 2000     WEIGHTED AVERAGE
DIRECTOR                     BEFORE OCTOBER 1, 2000    EXERCISE PRICE         OR LATER          EXERCISE PRICE
--------                     ----------------------   ----------------   -------------------   ----------------
Thomas H. Adams............          6,750                 $32.79               2,250               $33.25

George M. Whitesides.......          6,750                 $34.90               4,500               $35.72

Peter G. Kelly.............          6,750                 $34.93               4,500               $35.77

RELATIONSHIP TO DEXTER

    R. Barry Gettins, Ph. D., who is a director of Life Technologies and a member of the Life Technologies special committee, was an employee of Dexter (most recently as Senior Vice President, Operations and Technology Development) until his retirement in 1998. Joseph C. Stokes, Jr., who is a director of Life Technologies and a member of the Life Technologies special committee, was an employee of Dexter until 1989, and later of Life Technologies (most recently as Senior Vice President, Chief Financial Officer and Secretary) until his retirement in 1999. Each of these individuals may receive pension, retirement or other benefits from Dexter and/or Life Technologies.

BOARD OF DIRECTORS AND MANAGEMENT OF INVITROGEN FOLLOWING THE MERGERS

    The Life Technologies merger agreement provides that two directors of Life Technologies, J. Stark Thompson, Ph.D., the president and chief executive officer of Life Technologies and Thomas H. Adams, Ph.D., will join the board of directors of Invitrogen effective at the effective time of the Life Technologies merger.

    After the Life Technologies merger, Dr. Thompson will continue as the president and chief executive officer of Life Technologies' operations, and he will be appointed to a senior executive management position with Invitrogen. Otherwise, the executive officers of Invitrogen immediately following the mergers will be the same as those immediately prior to the mergers.

INDEMNIFICATION AND INSURANCE

    Invitrogen has agreed to indemnify present and former directors and officers of Life Technologies and Dexter against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such individual is or was a director, officer, employee or agent of Life Technologies or Dexter.

    Invitrogen has also agreed that, for six years from the time the mergers becomes effective, it will maintain in effect Life Technologies' and Dexter's and their respective subsidiaries' current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Invitrogen will not be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Life Technologies or Dexter for such insurance. If the annual premiums of such insurance coverage exceed this amount, Invitrogen only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Invitrogen may meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

    See "Life Technologies Merger Agreement--Indemnification; Directors' and Officers' Insurance" and "Dexter Merger Agreement--Indemnification; Directors' and Officers' Insurance."

                             THE MERGER AGREEMENTS

    WE BELIEVE THIS SUMMARY DESCRIBES THE MATERIAL TERMS OF THE MERGER AGREEMENTS. HOWEVER, WE RECOMMEND THAT YOU READ CAREFULLY THE COMPLETE AGREEMENTS FOR THE PRECISE LEGAL TERMS OF THE MERGER AGREEMENTS AND OTHER INFORMATION THAT MAY BE IMPORTANT TO YOU. THE MERGER AGREEMENTS ARE INCLUDED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS AS ANNEXES A AND B.

LIFE TECHNOLOGIES MERGER AGREEMENT

    FORM OF MERGER

    If all the conditions to the merger are satisfied or waived in accordance with the merger agreement, Life Technologies will merge with and into Invitrogen Corporation. The merger will become effective when a certificate of merger is filed with the Delaware Secretary of State.

    CONSIDERATION TO BE RECEIVED IN THE MERGER

    At the time the merger becomes effective, each Life Technologies stockholder will have the choice to elect to receive in exchange for each of their Life Technologies shares one of the following:

    1. $60.00 in cash, which will be prorated as follows, (i) the right to receive an amount in cash equal to $60.00 multiplied by the cash election proration factor, plus (ii) if the cash election proration factor is less than 1, a fraction of a share of Invitrogen's common stock equal to the exchange ratio multiplied by a fraction the numerator of which is $60.00 minus the cash determined above and the denominator of which is $60.00. The "cash election proration factor" shall mean the lesser of (x) 1.00 or
       (y) a fraction (i) the numerator of which is (1) the product of the total number of shares outstanding multiplied by $16.80 minus (2) $16.80 multiplied by the number of shares for which standard elections have been made, and (ii) the denominator of which is the product of $60.00 multiplied by the number of shares for which cash elections have been made, so that Invitrogen will not issue more than $105 million in cash and in the Life Technologies merger;

    2. $16.80 in cash and a number of shares of Invitrogen common stock equivalent in value to $43.20 determined by multiplying the exchange ratio by 0.7200; or

    3. A number of shares of Invitrogen common stock equivalent in value to $60.00 determined as follows, the right to receive that fraction of a share of Invitrogen common stock shall be calculated by dividing
       (x) $60.00 by (y) the average bidder trading price, rounded to four decimal places. The "average bidder trading price" shall mean the average of the reported closing sales prices per share of Invitrogen common stock as reported in THE WALL STREET JOURNAL for the 20 consecutive Nasdaq National Market trading days ending on the third trading day prior to the date of the Life Technologies stockholders meeting; provided, that if the quotient exceeds 1.0, then the exchange ratio shall be 1.0, and if the quotient is less than 0.7500, then the exchange ratio shall be 0.7500.

    An election to receive only cash is called a "cash election," an election to receive all stock is called a "stock election," and an election to receive a combination of cash and stock is called a "standard election." Stockholders who do not make an election and who are not dissenting stockholders, will be deemed to have made a standard election. All shares of Life Technologies common stock held by Dexter will be cancelled at the effective time of the Life Technologies merger, and no consideration will be delivered in exchange for such shares.

    EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES

    EXCHANGE AGENT. Invitrogen shall appoint an exchange agent, prior to the effective time, under the merger agreement. The exchange agent will exchange certificates representing shares of Life Technologies common stock for the consideration to be received in the merger. At the time the merger becomes effective, Invitrogen will deposit with the exchange agent the consideration to be received in the merger and the cash for the exchange fund. Soon after the completion of the merger, the exchange agent will send a letter and election form to each person who was a Life Technologies stockholder at the time the merger became effective. The letter will contain instructions on how to surrender Life Technologies stock certificates to the exchange agent and receive, depending on the election of the stockholder, Invitrogen common stock, cash, or a combination of Invitrogen common stock and cash.

    DIVIDENDS. Holders of Life Technologies common stock will not be entitled to receive any dividends or other distributions payable by Invitrogen until they exchange their Life Technologies stock certificates for shares of Invitrogen common stock. After they deliver their Life Technologies stock certificates to the exchange agent, those stockholders will receive, subject to applicable laws, accumulated dividends and distributions, without interest.

    FRACTIONAL SHARES. No fractional shares of Invitrogen common stock will be issued upon the surrender of certificates representing shares of Life Technologies common stock. No dividend or other distribution of Invitrogen will relate to any such fractional shares and no such fractional shares will entitle the owner thereof to any voting or other rights of a stockholder of Invitrogen.

    Holders of Life Technologies common stock otherwise entitled to fractional shares of Invitrogen will receive a cash payment instead of such fractional shares. The cash payment will be equal to the product obtained by multiplying the fractional share interest the stockholder would be entitled to receive by the average reported closing sales price for a share of Invitrogen common stock as reported in THE WALL STREET JOURNAL for five consecutive trading days immediately before the closing date.

    ANTIDILUTION ADJUSTMENTS. If, before the merger becomes effective, Invitrogen makes certain changes to the number of outstanding shares of Invitrogen common stock or to the number of outstanding securities convertible or exchangeable into or exercisable for shares of Invitrogen common stock, the stock election merger consideration and the standard election merger consideration will be adjusted accordingly. An adjustment will be made if Invitrogen makes such a change as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, or if Invitrogen declares or pays any dividend or distribution (including of rights) other than any regular quarterly cash dividends.

    APPRAISAL RIGHTS. The Life Technologies stockholders who do not vote in favor of this merger and who comply with all relevant provisions of Section 262 of the Delaware General Business Law possess appraisal rights. If such stockholder or stockholders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal, their Life Technologies shares shall be converted into and become exchangeable for the right to receive the standard election merger consideration. Invitrogen stockholders do not have appraisal rights in connection with the merger.

    WITHHOLDING RIGHTS. Invitrogen shall be entitled to deduct and withhold from the consideration payable to any person amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If Invitrogen withholds amounts, such amounts shall be treated for all purposes of the merger as having been paid to the holders.

    REPRESENTATIONS AND WARRANTIES

    In the merger agreement Life Technologies and Invitrogen make representations and warranties to each other about their respective companies with respect to, among other things:

    - their organization, existence, good standing, corporate power, subsidiaries and similar corporate matters;

    - their capitalization;

    - their authorization, execution, delivery and performance and the enforceability of the merger agreement and related matters;

    - the absence of defaults or violations under their certificates of incorporation and bylaws and certain other agreements and laws as a result of the contemplated transactions;

    - filings with the Securities and Exchange Commission and the accuracy and completeness of the information contained in such filings;

    - the absence of undisclosed material liabilities required to be disclosed under accounting principles generally accepted in the United States;

    - the absence of undisclosed material violations of laws or government orders;

    - environmental matters;

    - employee benefit matters;

    - the absence of certain material changes in their respective businesses since December 31, 1999;

    - this proxy statement and prospectus and the registration statement to be filed in connection with the issuance of Invitrogen common stock in the merger, and the accuracy of the information contained herein and therein;

    - tax matters;

    - intellectual property;

    - title and related matter; and

    - the receipt of opinions from each company's financial advisors.

    In addition, Life Technologies makes representations and warranties in the merger agreement with respect to:

    - equity investments;

    - required stockholder approval with respect to the merger;

    - legal proceedings;

    - material contracts; and

    - real property owned by Life Technologies.

    Invitrogen also makes additional representations and warranties in the merger agreement with respect to:

    - its ownership of Life Technologies shares, and

    - required stockholder approval with respect to the merger and amendment to Invitrogen certificate of incorporation to authorize additional Invitrogen common stock.

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
    All representations of Life Technologies and Invitrogen expire at the time the merger becomes effective.

    COVENANTS IN THE MERGER AGREEMENT

    CONDUCT OF BUSINESS BY LIFE TECHNOLOGIES.

    Life Technologies has agreed that, until the merger has been completed or the merger agreement has been terminated, it will not, subject to certain exceptions, take certain actions without the consent of Invitrogen, unless such actions are expressly permitted by the merger agreement, and except for certain pending transactions. Subject to certain exceptions, Life Technologies has agreed to the following with respect to itself and, where applicable, its subsidiaries:

    - CONDUCT OF OPERATIONS. To conduct its operations according to their ordinary and usual course of business.

    - PRESERVE ORGANIZATIONS. To use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its current officers and other key employees, and preserve its business relationships.

    - DIVIDENDS AND DISTRIBUTIONS. Not to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock other than any dividend or distribution by a wholly owned subsidiary of Life Technologies to Life Technologies or any of its wholly owned subsidiaries.

    - AMENDMENTS TO PLANS. Not to enter into or amend any severance agreement or employee benefit plan or increase the compensation or benefits of its directors, officers, or employees, except as contemplated by law, existing contracts, plans or policies or in the ordinary course of business. Changes in the ordinary course of business are permitted only with respect to Life Technologies employees who are not officers, except for changes relating to annual bonuses and other incentive awards.

    - BUSINESS COMBINATIONS; ASSETS. Not to enter into any business combinations or acquisitions or dispositions of material amounts of assets or securities except for this merger.

    - GOVERNING DOCUMENTS. Not to propose or adopt any amendments to corporate charters or bylaws.

    - ISSUANCE OF CAPITAL STOCK. Not to issue or authorize the issuance of any shares of capital stock of any class, except for (1) the issuance of Life Technologies common stock pursuant to options and grants outstanding on the date of the merger agreement under existing stock plans or
      (2) options and other equity awards granted in the ordinary course of business consistent with past practice to any new employee hired after July 7, 2000 but before the closing date or pursuant to formula awards, in either case under a Life Technologies equity plan.

    - CHANGES TO CAPITAL STOCK. Not to reclassify, combine, split, purchase or redeem any shares of capital stock or purchase or redeem any rights, warrants or options to acquire any such shares.

    - INDEBTEDNESS. Not to incur, assume or prepay any indebtedness or other liabilities for borrowed money or issue any debt securities, other than incurrences and repayments of indebtedness under existing credit facilities and not to assume, guarantee, endorse or otherwise become liable for the obligations of any other person other than wholly owned subsidiaries except for guarantees by subsidiaries of the company permitted under the merger agreement.

    - LOANS, ADVANCES, CAPITAL CONTRIBUTIONS. Not to make or forgive any loans, advances or capital contributions to, or investments, other than advances to employees in the ordinary course of

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      business in accordance with Life Technologies' established policies, except those to Life Technologies or any wholly owned Life Technologies subsidiary.

    - PROPERTIES AND ASSETS. Not to sell, lease, license or otherwise subject to any lien or otherwise dispose of any properties or assets (including securitizations) other than in the ordinary course of business, not to modify or terminate any material contracts or waive any material rights, and not to permit insurance coverage to lapse, be cancelled or expire unless a substantially identical policy is in effect as of the date of lapse, cancellation or expiration.

    - ACCOUNTING METHODS. Not to change accounting methods unless required by accounting principles generally accepted in the United States.

    - TAX ELECTION. Not to make any tax election that is likely to have a material adverse effect and not to settle or compromise any material tax liability.

    - TAX TREATMENT. Not to take any actions that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

    - AGREE TO TAKE ACTIONS. Not to take or agree to take any of the foregoing actions or take any action which would result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

    INVITROGEN'S INTERIM OPERATIONS.

    Invitrogen has agreed that, until the merger has been completed or the merger agreement has been terminated, it will not take certain actions without the consent of Life Technologies. Invitrogen will (and will cause its subsidiaries to) conduct its business in all material respects in the ordinary course consistent with past practice. Invitrogen will preserve intact its current business organization, keep the services of key officers and employees available, maintain all material licenses and authorizations in effect, and preserve its material business relationships. Any waiver by Life Technologies of the requirement for Invitrogen's interim operations must be authorized by the affirmative vote of at least six members of Life Technologies' board of directors. Invitrogen has also agreed to the following with respect to itself and, where applicable, its subsidiaries:

    - GOVERNING DOCUMENTS. Not to amend its certificate of incorporation, bylaws, or similar organizational documents.

    - CHANGES TO CAPITAL STOCK. Not to amend in any respect the terms of its capital stock.

    - CHANGES TO COMMON STOCK. Not to split, combine, subdivide or reclassify any shares of its common stock.

    - DIVIDENDS AND DISTRIBUTIONS. Not to authorize or pay any dividends on or make any distribution with respect to its common stock other than regular quarterly cash dividends or any dividends paid by any subsidiary of Invitrogen to Invitrogen or to any subsidiary that is wholly owned by Invitrogen.

    - ACCOUNTING METHODS. Not to change accounting methods unless required by accounting principles generally accepted in the United States.

    - NEW LINES OF BUSINESS. Not to enter into any material new line of business that is not strategically related to its current business or operations.

    - INDEBTEDNESS. Not to incur indebtedness outside the ordinary course of business or for acquisitions other than to consummate the transactions contemplated by this merger agreement and the Life Technologies merger.

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    - BUSINESS COMBINATIONS; ASSETS. Not to enter into any business combination and not to dispose of assets, securities or ownership interests representing a material portion of the total assets of Invitrogen and its subsidiaries taken as a whole.

    - TAX TREATMENT. Not to take any actions that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

    - AGREE TO TAKE ACTIONS. Not to take or agree to take any of the foregoing actions or take any action which would result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

    INVESTIGATION. Life Technologies has agreed, subject to legal and contractual restrictions, until the merger becomes effective or the merger agreement is terminated, to afford Invitrogen's representatives reasonable access to its properties, offices, employees, contracts, commitments, books and records and any documents filed or received by Life Technologies pursuant to applicable securities laws, and to furnish to Invitrogen any additional information about its businesses and properties as Invitrogen may reasonably request. However, Life Technologies will not be required to disclose competitively sensitive information. Invitrogen will hold all non-public information provided under the agreement in confidence.

    Invitrogen will afford Life Technologies' representatives reasonable access to its officers, employees, and books and records to the extent reasonably necessary in connection with preparing this proxy statement. Except as required by law, Life Technologies will hold all information provided under the merger agreement in confidence.

    STOCKHOLDER APPROVALS AND OTHER COOPERATION.

    Life Technologies and Invitrogen have each agreed to call an annual or special meeting of its stockholders as soon as practicable for considering and taking action upon the approval of this merger. Life Technologies and Invitrogen have also agreed to prepare and file with the Securities and Exchange Commission, as promptly as possible, this document, and, subject to fiduciary duties, to include in this document the recommendation of their respective boards of directors that their respective stockholders approve the merger and the merger agreement and, in the case of Invitrogen, that the Invitrogen stockholders approve an amendment to the Invitrogen certificate of incorporation to authorize the shares of common stock necessary to issue the merger consideration and an increase in the number of shares issuable by Invitrogen under the Invitrogen option plans.

    Invitrogen has agreed to prepare and file the registration statement and use its reasonable best efforts to have the registration statement declared effective by the Securities and Exchange Commission as promptly as practicable, to cause this proxy statement and prospectus to be mailed to Life Technologies stockholders at the earliest practicable date after the registration statement is declared effective, to take all actions required under state blue sky or securities laws in connection with the issuance of shares of Invitrogen common stock in the merger, and to use its best efforts to cause the shares of Invitrogen common stock to be issued in the merger to be approved for quotation on the Nasdaq National Market, subject only to official notice of issuance.

    Life Technologies and Invitrogen have agreed to cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the contemplated transactions and to grant such approvals and take such actions as are reasonably necessary to eliminate or minimize the effects of any anti-takeover statutes or regulations which may become applicable to the merger.

    In addition, the merger agreement contains general covenants requiring Life Technologies and Invitrogen to act in good faith and use commercially reasonable efforts to do all things necessary, proper or advisable to consummate the contemplated transactions.

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    PUBLIC ANNOUNCEMENTS.  Life Technologies and Invitrogen agree not to make any public announcements with respect to the merger agreement and the transactions contemplated thereby without first getting each other's approval, which shall not be unreasonably withheld.

    TAX MATTERS. Life Technologies and Invitrogen agree to use all reasonable efforts to cause the merger to qualify as a reorganization under the Internal Revenue Code.

    ADDITIONAL REPORTS. Each of Life Technologies and Invitrogen shall furnish to the other copies of all reports filed with the SEC and all financial materials. All statements in the reports are true and correct in light of the circumstances under which they were made, and are not misleading. Life Technologies shall continue to deliver to Invitrogen going forward all other financial information required under the merger agreement.

    AFFILIATES. Life Technologies shall deliver to Invitrogen a list identifying all persons who are deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act, and shall notify Invitrogen of any changes thereafter to the list.

    DISCLOSURE SUPPLEMENTS. The parties shall amend their respective disclosure schedules, if the need arises and shall provide the other party with such updated schedules.

    EMPLOYEE MATTERS

    Simultaneously with the merger, each outstanding option granted by Life Technologies to purchase shares of Life Technologies common stock will be assumed by Invitrogen and will, as of the merger, constitute an option to acquire, on the same terms and conditions as applied to the Life Technologies stock option prior to the merger, the number, rounded down to the nearest whole number, of shares of Invitrogen common stock determined by multiplying:

    - the number of shares of Life Technologies common stock subject to the option immediately before the effective time by

    - the exchange ratio.

The exercise price of each of these options will be at a price per share of Invitrogen common stock, rounded up to the nearest cent, equal to:

    - the per share exercise price for Life Technologies common stock that otherwise could have been purchased under the Life Technologies stock option divided by

    - the exchange ratio.

    For the period through December 31, 2001, Invitrogen has agreed to maintain:

    - employee benefit plans, programs, policies and arrangements, wages or salaries, as applicable, and bonus and other incentive compensation plans, programs, policies and arrangements for each individual who was an employee of Life Technologies immediately prior to the effective time of the merger, which are, in the aggregate, no less favorable than those provided by Life Technologies immediately prior to the effective time of the merger; and

    - contribution levels and loan provisions under the savings plans of Life Technologies, in each case, at levels and subject to terms and conditions which are no less favorable that those provided by Life Technologies immediately prior to the effective time of the merger.

    Invitrogen has agreed that each person who is an employee or former employee of Life Technologies immediately prior to the effective time of the merger, hereafter referred to as a Life

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Technologies Employee, will be given credit for all service with Life
Technologies (and service credited by Life Technologies) prior to the effective time of the merger:

    - for all purposes (other than benefit accrual under any defined benefit pension plan) under all employee benefit plans, programs and arrangements maintained by or contributed to by Invitrogen in which such Life Technologies Employees become participants for purposes of eligibility to participate, vesting and determination of level of benefits; and

    - for purposes of calculating the amount of each Life Technologies Employee's benefits under all severance and vacation pay plans, programs, policies and arrangements.

    Invitrogen has agreed to:

    - waive, or cause to be waived, all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Life Technologies Employees under any welfare benefit plans that such Life Technologies Employees may be eligible to participate in after the effective time of the merger, except to the extent such limitations or waiting periods are already in effect with respect to such employees and have not been satisfied as of the acquisition under any welfare benefit plan maintained for the Life Technologies Employees immediately prior to the effective time of the merger; and

    - provide each Life Technologies Employee with credit for any co-payments, deductibles and other out-of-pocket expenses incurred prior to the acquisition in satisfying any applicable co-payment, deductible and other out-of-pocket expense requirements under any welfare plans that such Life Technologies Employees are eligible to participate in after the effective time of the merger, as if those deductibles, co-payments and other out-of-pocket expenses had been incurred under the welfare plans in which such employees are eligible to participate after the effective time of the merger.

    Without limiting the generality of the foregoing, Invitrogen has agreed to assume and honor all employment, consulting, termination and severance agreements to which Life Technologies is a party.

    SAVINGS PLANS. Life Technologies has agreed to terminate the Life Technologies savings plan at the direction of Invitrogen. Invitrogen has agreed to notify Life Technologies at least three days prior to the closing of any decision to terminate a savings plan. Upon doing so, Life Technologies has agreed to provide evidence to Invitrogen that the savings plan shall be terminated effective as of the day immediately preceding the closing. Invitrogen has agreed to, consistent with its 401(k) savings plan and applicable law, allow those who were employees of Life Technologies or a Life Technologies subsidiary immediately prior to the closing to participate in the Invitrogen savings plan.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

    Invitrogen has agreed to indemnify present and former directors and officers of Life Technologies and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such individual is or was a director, officer, employee or agent of Life Technologies or its subsidiaries.

    Invitrogen has also agreed that, for six years from the time the merger becomes effective, it will maintain in effect Life Technologies' and its subsidiaries' current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Invitrogen will not be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Life Technologies for such insurance. If the annual premiums of such insurance coverage exceed this amount, Invitrogen only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Invitrogen may meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

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    CONDITIONS PRECEDENT TO THE MERGER

    The merger agreement contains certain conditions to the parties' obligations to complete the merger. The parties will not be obligated to complete the merger unless at or before the time the merger becomes effective:

    - STOCKHOLDER APPROVAL. The approval of Life Technologies and Invitrogen stockholders has been obtained.

    - DEXTER MERGER. The conditions to the Dexter merger have been satisfied or waived in accordance with the terms of the Dexter merger agreement.

    - LEGALITY. No statute, rule, regulation, executive order, decree, ruling or permanent injunction by a governmental entity prohibits the consummation of the merger substantially contemplated by the merger agreement.

    - HSR ACT. Any waiting period under the Hart-Scott-Rodino Act has expired or been terminated.

    - NASDAQ NATIONAL MARKET. The shares of Invitrogen common stock issuable in the merger are approved for quotation on the Nasdaq National Market, subject only to official notice of issuance.

    - REGISTRATION STATEMENT. The registration statement relating to this joint proxy statement and prospectus is effective, and no stop order suspending effectiveness has been issued.

    Invitrogen will not be obligated to complete the merger unless:

    - TAX OPINION. Invitrogen has received an opinion of Gray Cary Ware & Freidenrich LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This condition may not be waived after the Life Technologies and Invitrogen stockholders approve the merger proposal unless further Life Technologies stockholder approval is obtained with appropriate disclosure.

    - REPRESENTATIONS AND WARRANTIES. The representations and warranties of Life Technologies contained in the merger agreement that are qualified by materiality are true and correct as of the time the merger becomes effective (other than those which speak as of a different date, which must be true and correct as of that date), and the representations and warranties of Life Technologies that are not so qualified shall be true and correct in all material respects.

    - AGREEMENTS AND COVENANTS. Life Technologies has performed and complied in all material respects with all agreements and obligations required by the merger agreement before the time the merger becomes effective.

    - CERTIFICATE. Life Technologies has delivered to Invitrogen a certificate of an officer evidencing compliance with the two preceding clauses.

    Life Technologies will not be obligated to complete the merger unless:

    - TAX OPINION. Life Technologies has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This condition may not be waived after the Life Technologies and Invitrogen stockholders approve the merger proposal unless further Life Technologies stockholder approval is obtained with appropriate disclosure.

    - REPRESENTATIONS AND WARRANTIES. The representations and warranties of Invitrogen contained in the merger agreement that are qualified by materiality are true and correct as of the time the merger becomes effective (other than those which speak as of a different date, which must be true and correct as of that date) and the representations and warranties of Invitrogen that are not so qualified shall be true and correct in all material respects.

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    - AGREEMENTS AND COVENANTS. Invitrogen has performed and complied in all material respects with all agreements and obligations required by the merger agreement before the time the merger becomes effective.

    - CERTIFICATE. Invitrogen has delivered to Life Technologies a certificate of an officer evidencing compliance with the two preceding clauses.

    TERMINATION

    The merger agreement may be terminated at any time before the merger becomes effective, in any of the following circumstances:

    - By mutual written consent of Life Technologies and Invitrogen.

    - By either Invitrogen or Life Technologies if the merger has not become effective by October 31, 2000. If on October 31, 2000 the waiting period under the Hart-Scott-Rodino Act has not expired or been terminated or, prior to September 15, 2000 the registration statement has not been declared effective, then such date will be extended to the earlier of:

         (i) the later of (a) three business days after the expiration of the waiting period under the Hart-Scott-Rodino Act or (b) three business days after the special meeting of Life Technologies' stockholders; or

         (ii) December 31, 2000.

    - By either Invitrogen or Life Technologies if a statute, rule, regulation or executive order has been enacted, entered, promulgated or enforced prohibiting the consummation of the merger substantially on the terms contemplated by the merger agreement.

    - By either Invitrogen or Life Technologies if a final and non-appealable order, decree, ruling or injunction has been entered permanently prohibiting the consummation of the merger substantially on the terms contemplated by the merger agreement, if the terminating party has used its reasonable best efforts to remove such order, decree, ruling or injunction.

    - By Invitrogen or Life Technologies if Life Technologies holds the stockholders meeting and the Life Technologies stockholders vote against approval of the merger agreement and merger.

    - By Invitrogen or Life Technologies if Invitrogen holds the stockholders meeting and the Invitrogen stockholders vote against approval of the merger agreement and merger or vote against amendment of Invitrogen's certificate of incorporation.

    - By Invitrogen if there has been a material violation or breach by Life Technologies of any agreement, representation or warranty contained in the merger agreement that has rendered the satisfaction of any condition to the obligations of Invitrogen impossible.

    - By Life Technologies if there has been a material violation or breach by Invitrogen of any agreement, representation or warranty contained in the merger agreement that has rendered the satisfaction of any condition to the obligations of Life Technologies impossible.

    - By Invitrogen or Life Technologies if the Life Technologies merger agreement has been terminated in accordance with its terms.

    - By Invitrogen or Life Technologies, if the expiration date is extended beyond October 31, 2000, any time after the tenth business day following the termination of either the Loctite or Ahlstrom acquisition agreements.

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    COSTS AND EXPENSES

    Invitrogen and Life Technologies will pay their own costs and expenses in connection with the merger agreement and the contemplated transactions.

    AMENDMENT

    At any time before the merger becomes effective, the parties may amend or supplement any of the terms of the merger agreement in writing (which in the case of Life Technologies may be taken only upon the recommendation of the Life Technologies special committee), except that following approval by the Life Technologies and Invitrogen stockholders, the parties may not change the consideration Life Technologies stockholders will receive or make any other change requiring stockholder approval without obtaining such approval.

    WAIVER

    Any waiver by Life Technologies of the requirement for Invitrogen's interim operations must be authorized by the affirmative vote of at least six members of Life Technologies' board of directors. At any time before the merger becomes effective, the parties may (which in the case of Life Technologies may be taken only upon the recommendation of the Life Technologies Special Committee), in writing:

    - extend the time for the performance of any of the obligations or other acts of any other party;

    - waive any inaccuracies in the representations and warranties of any other party; or

    - subject to obtaining stockholder approval if necessary as discussed under "Amendment" above, waive compliance with any of the agreements or conditions, of any other party contained in the merger agreement, provided that Life Technologies shall receive authorization from the Special Committee of the board of directors for any waiver of conditions to Life Technologies obligations.

DEXTER MERGER AGREEMENT

    FORM OF MERGER

    If all the conditions to the merger are satisfied or waived in accordance with the merger agreement, Dexter Corporation, will merge with and into Invitrogen Corporation. Simultaneous to the Dexter merger, Life Technologies will merge with and into Invitrogen. As a result of the mergers, Dexter and Life Technologies will cease to exist. Invitrogen will be the sole surviving company. The merger will become effective when a certificate of merger is filed with the Delaware Secretary of State and with the Connecticut Secretary of State.

    CONSIDERATION TO BE RECEIVED IN THE MERGER

    At the time the merger becomes effective, each Dexter stockholder will have the choice to elect to receive in exchange for each of their Dexter shares one of the following:

    1. $62.50 in cash, which will be prorated as follows, (i) the right to receive an amount in cash equal to $62.50 multiplied by the cash election proration factor, plus (ii) if the cash election proration factor is less than 1, a fraction of a share of Invitrogen's common stock equal to the exchange ratio multiplied by a fraction the numerator of which is $62.50 minus the cash determined above and the denominator of which is $62.50. The "cash election proration factor" shall mean the lesser of (x) 1.00 or
       (y) a fraction (i) the numerator of which is (1) the product of the total number of shares outstanding multiplied by $17.50 minus (2) $17.50 multiplied by the number of shares for which standard elections have been made, and (ii) the denominator of which is the product of $62.50 multiplied by the number of shares for which

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       cash elections have been made, so that Invitrogen will not issue more than $410 million in cash in the Dexter merger;

    2. $17.50 in cash and a number of shares of Invitrogen common stock equivalent in value to $45 determined by multiplying the exchange ratio by 0.7200; or

    3. A number of shares of Invitrogen common stock equivalent in value to $62.50 determined as follows, the right to receive that fraction of a share of Invitrogen common stock shall be calculated by dividing
       (x) $62.50 by (y) the average bidder trading price, rounded to four decimal places. The "average bidder trading price" shall mean the average of the reported closing sales prices per share of Invitrogen common stock as reported in THE WALL STREET JOURNAL for the 20 consecutive Nasdaq National Market trading days ending on the third trading day prior to the date of the Dexter stockholders meeting; provided, that if the quotient exceeds 1.0417, then the exchange ratio shall be 1.0417, and if the quotient is less than 0.7813, then the exchange ratio shall be 0.7813.

    An election to receive only cash is called a "cash election," an election to receive all stock is called a "stock election," and an election to receive a combination of cash and stock is called a "standard election." Stockholders who do not make an election and who are not dissenting stockholders, will be deemed to have made a standard election.

    EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES

    EXCHANGE AGENT. Invitrogen shall appoint an exchange agent, prior to the effective time, under the merger agreement. The exchange agent will exchange certificates representing shares of Dexter common stock for the consideration to be received in the merger. At the time the merger becomes effective, Invitrogen will deposit with the exchange agent the consideration to be received in the merger and the cash for the exchange fund. Soon after the completion of the merger, the exchange agent will send a letter and election form to each person who was a Dexter stockholder at the time the merger became effective. The letter will contain instructions on how to surrender Dexter stock certificates to the exchange agent and receive, depending on the election of the stockholder, Invitrogen common stock, cash, or a combination of Invitrogen common stock and cash.

    DIVIDENDS. Holders of Dexter common stock will not be entitled to receive any dividends or other distributions payable by Invitrogen until they exchange their Dexter stock certificates for shares of Invitrogen common stock. After they deliver their Dexter stock certificates to the exchange agent, those stockholders will receive, subject to applicable laws, accumulated dividends and distributions, without interest.

    FRACTIONAL SHARES. No fractional shares of Invitrogen common stock will be issued upon the surrender of certificates representing shares of Dexter common stock. No dividend or other distribution of Invitrogen will relate to any such fractional shares and no such fractional shares will entitle the owner thereof to any voting or other rights of a stockholder of Invitrogen.

    Holders of Dexter common stock otherwise entitled to fractional shares of Invitrogen common stock will receive a cash payment instead of such fractional shares. The cash payment will be equal to the product obtained by multiplying the fractional share interest the stockholder would be entitled by the average reported closing sales price for a share of Invitrogen common stock as reported in THE WALL STREET JOURNAL for five consecutive trading days immediately before the closing date.

    ANTIDILUTION ADJUSTMENTS. If, before the merger becomes effective, Invitrogen makes certain changes to the number of outstanding shares of Invitrogen common stock or to the number of outstanding securities convertible or exchangeable into or exercisable for shares of Invitrogen common stock, the stock election merger consideration and the standard election merger consideration will be

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adjusted accordingly. An adjustment will be made if Invitrogen makes such a change as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, or if Invitrogen declares or pays any dividend or distribution (including of rights) other than any regular quarterly cash dividends.

    APPRAISAL RIGHTS. The Dexter stockholders who do not vote in favor of this merger and who comply with all relevant provisions of Section 33-861 of the Connecticut Business Corporation Act possess appraisal rights. If such stockholder or stockholders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal, their Dexter shares shall be converted into and become exchangeable for the right to receive the standard election merger consideration. Invitrogen stockholders do not have appraisal rights in connection with the merger.

    WITHHOLDING RIGHTS. Invitrogen shall be entitled to deduct and withhold from the consideration payable to any person amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If Invitrogen withholds amounts, such amounts shall be treated for all purposes of the merger as having been paid to the holders of shares in respect of which Invitrogen made such deduction and withholding.

    REPRESENTATIONS AND WARRANTIES

    In the merger agreement Dexter and Invitrogen make representations and warranties to each other about their respective companies with respect to, among other things:

    - their organization, existence, good standing, corporate power, subsidiaries and similar corporate matters;

    - their capitalization;

    - their authorization, execution, delivery and performance and the enforceability of the merger agreement and related matters;

    - the absence of defaults or violations under their certificates of incorporation and bylaws and certain other agreements and laws as a result of the contemplated transactions;

    - filings with the Securities and Exchange Commission and the accuracy and completeness of the information contained in such filings;

    - the absence of undisclosed material liabilities required to be disclosed under accounting principles generally accepted in the United States;

    - the absence of undisclosed material violations of laws or government orders;

    - environmental matters;

    - employee benefit matters;

    - the absence of certain material changes in their respective businesses since December 31, 1999;

    - this proxy statement and prospectus and the registration statement to be filed in connection with the issuance of Invitrogen common stock in the merger, and the accuracy of the information contained herein and therein;

    - tax matters; and

    - the receipt of opinions from each company's financial advisors.

    In addition, Dexter makes representations and warranties in the merger agreement with respect to:

    - equity investments;

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    - required stockholder approval with respect to the merger;

    - amendment of its stockholder rights plan so that the stockholder rights plan will not apply to the merger;

    - the Loctite acquisition agreement and the Ahlstrom acquisition agreement;

    - environmental matters and applicable insurance;

    - legal proceedings;

    - material contracts; and

    - real property owned by Dexter.

    Invitrogen also makes additional representations and warranties in the merger agreement with respect to:

    - its ownership of Dexter or Life Technologies shares; and

    - required stockholder approval with respect to the merger and amendment to Invitrogen certificate of incorporation to authorize additional Invitrogen common stock.

    All representations of Dexter and Invitrogen expire at the time the merger becomes effective.

    COVENANTS IN THE MERGER AGREEMENT

    CONDUCT OF BUSINESS BY DEXTER.

    Dexter has agreed that, until the merger has been completed or the merger agreement has been terminated, it will not, subject to certain exceptions, take certain actions without the consent of Invitrogen, unless such actions are expressly permitted by the merger agreement, and except for certain pending transactions. Subject to certain exceptions, Dexter has agreed to the following with respect to itself and, where applicable, its subsidiaries:

    - CONDUCT OF OPERATIONS. To conduct its operations according to their ordinary and usual course of business.

    - PRESERVE ORGANIZATIONS. To use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its current officers and other key employees, and preserve its business relationships.

    - DIVIDENDS AND DISTRIBUTIONS. Not to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock other than regular quarterly cash dividends or any dividend or distribution by a wholly owned subsidiary of Dexter to Dexter or any of its wholly owned subsidiaries.

    - AMENDMENTS TO PLANS. Not to enter into or amend any severance agreement or employee benefit plan or increase the compensation or benefits of its directors, officers, or employees, except as contemplated by law, existing contracts, plans or policies or in the ordinary course of business. Changes in the ordinary course of business are permitted only with respect to Dexter employees who are not officers, except for changes relating to annual bonuses and other incentive awards.

    - BUSINESS COMBINATIONS; ASSETS. Not to enter into any agreements in connection with any merger, consolidation, business combination or disposition of material amounts of assets or securities except for this merger and the Life Technologies merger.

    - GOVERNING DOCUMENTS. Not to propose or adopt any amendments to corporate charters or bylaws.

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    - ISSUANCE OF CAPITAL STOCK. Not to issue or authorize the issuance of any shares of capital stock of any class, except for (1) the issuance of Dexter or Life Technologies common stock pursuant to options and grants outstanding on the date of the merger agreement under existing stock plans or (2) options and other equity awards granted in the ordinary course of business consistent with past practice to any new employee hired after July 7, 2000 but before the closing date or pursuant to formula awards, in either case under a Dexter or Life Technologies equity plan.

    - CHANGES TO CAPITAL STOCK. Not to reclassify, combine, split, purchase or redeem any shares of capital stock or purchase or redeem any rights, warrants or options to acquire any such shares.

    - INDEBTEDNESS. Not to incur, assume or prepay any indebtedness or other liabilities for borrowed money or issue any debt securities, other than incurrences and repayments of indebtedness under existing credit facilities and not to assume, guarantee, endorse or otherwise become liable for the obligations of any other person other than wholly owned subsidiaries except for guarantees by subsidiaries of the company permitted under the merger agreement.

    - LOANS, ADVANCES, CAPITAL CONTRIBUTIONS. Not to make or forgive any loans, advances or capital contributions to, or investments, other than advances to employees in the ordinary course of business in accordance with Dexter's established policies, except those to Dexter or any wholly owned Dexter subsidiary.

    - PROPERTIES AND ASSETS. Not to sell, lease, license or otherwise subject to any lien or otherwise dispose of any properties or assets (including securitizations) other than in the ordinary course of business, not to modify or terminate any material contracts or waive any material rights, and not to permit insurance coverage to lapse, be cancelled or expire unless a substantially identical policy is in effect as of the date of lapse, cancellation or expiration.

    - ACCOUNTING METHODS. Not to change accounting methods unless required by accounting principles generally accepted in the United States.

    - TAX ELECTION. Not to make any tax election that is likely to have a material adverse effect and not to settle or compromise any material tax liability.

    - ASSET SALES. Not to, without the prior consent of Invitrogen, amend or modify the Loctite or Ahlstrom acquisition agreements;

    - TAX TREATMENT. Not to take any actions that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

    - AGREE TO TAKE ACTIONS. Not to take or agree to take any of the foregoing actions or take any action which would result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

    INVITROGEN'S INTERIM OPERATIONS.

    Invitrogen has agreed that, until the merger has been completed or the merger agreement has been terminated, it will not take certain actions without the consent of Dexter. Invitrogen will (and will cause its subsidiaries to) conduct its business in all material respects in the ordinary course consistent with past practice. Invitrogen will preserve intact its current business organization, keep the services of key officers and employees available, maintain all material licenses and authorizations in effect, and preserve its material business relationships. Invitrogen has also agreed to the following with respect to itself and, where applicable, its subsidiaries:

    - GOVERNING DOCUMENTS. Not to amend its certificate of incorporation, bylaws, or similar organizational documents.

    - CHANGES TO CAPITAL STOCK. Not to amend in any respect the terms of its capital stock.

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    - CHANGES TO COMMON STOCK. Not to split, combine, subdivide or reclassify any shares of its common stock.

    - DIVIDENDS AND DISTRIBUTIONS. Not to authorize or pay any dividends on or make any distribution with respect to its common stock other than regular quarterly cash dividends or any dividends paid by any subsidiary of Invitrogen to Invitrogen or to any subsidiary that is wholly owned by Invitrogen.

    - ACCOUNTING METHODS. Not to change accounting methods unless required by accounting principles generally accepted in the United States.

    - NEW LINES OF BUSINESS. Not to enter into any material new line of business that is not strategically related to its current business or operations.

    - INDEBTEDNESS. Not to incur indebtedness outside the ordinary course of business or for acquisitions other than to consummate the transactions contemplated by this merger agreement and the Life Technologies merger.

    - BUSINESS COMBINATIONS; ASSETS. Not to enter into any business combination and not to dispose of assets, securities or ownership interests representing a material portion of the total assets of Invitrogen and its subsidiaries taken as a whole.

    - TAX TREATMENT. Not to take any actions that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

    - AGREE TO TAKE ACTIONS. Not to take or agree to take any of the foregoing actions or take any action which would result in any of the conditions to the merger set forth in the merger agreement not being satisfied.

    INVESTIGATION.

    Dexter has agreed, subject to legal and contractual restrictions, until the merger becomes effective or the merger agreement is terminated, to afford Invitrogen's representatives reasonable access to its properties, offices, employees, contracts, commitments, books and records and any documents filed or received by Dexter pursuant to applicable securities laws, and to furnish to Invitrogen any additional information about its businesses and properties as Invitrogen may reasonably request. However, Dexter will not be required to disclose competitively sensitive information. Invitrogen will hold all non-public information provided under the agreement in confidence.

    Invitrogen will afford Dexter's representatives reasonable access to its officers, employees, and books and records to the extent reasonably necessary in connection with preparing this proxy statement. Except as required by law, Dexter will hold all information provided under the merger agreement in confidence.

    STOCKHOLDER APPROVALS AND OTHER COOPERATION.

    Dexter and Invitrogen have each agreed to call an annual or special meeting of its stockholders as soon as practicable for considering and taking action upon the approval of this merger. Dexter and Invitrogen have also agreed to prepare and file with the Securities and Exchange Commission, as promptly as possible, this document, and, subject to fiduciary duties, to include in this document the recommendation of their respective boards of directors that their respective stockholders approve the merger and the merger agreement and, in the case of Invitrogen, that the Invitrogen stockholders approve an amendment to the Invitrogen certificate of incorporation to authorize the shares of common stock necessary to issue the merger consideration.

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    Invitrogen has agreed to prepare and file the registration statement and use its reasonable best efforts to have the registration statement declared effective by the Securities and Exchange Commission as promptly as practicable, to cause this proxy statement and prospectus to be mailed to Dexter stockholders at the earliest practicable date after the registration statement is declared effective, to take all actions required under state blue sky or securities laws in connection with the issuance of shares of Invitrogen common stock in the merger, and to use its best efforts to cause the shares of Invitrogen common stock to be issued in the merger to be approved for quotation on the Nasdaq National Market, subject only to official notice of issuance.

    Dexter and Invitrogen have agreed to cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the contemplated transactions and to grant such approvals and take such actions as are reasonably necessary to eliminate or minimize the effects of any anti-takeover statutes or regulations which may become applicable to the merger.

    In addition, the merger agreement contains general covenants requiring Dexter and Invitrogen to act in good faith and use commercially reasonable efforts to do all things necessary, proper or advisable to consummate the contemplated transactions.

    PUBLIC ANNOUNCEMENTS. Dexter and Invitrogen agree not to make any public announcements with respect to the merger agreement and the transactions contemplated thereby without first getting each other's approval.

    TAX MATTERS. Dexter and Invitrogen agree to use all reasonable efforts to cause the merger to qualify as a reorganization under the Internal Revenue Code.

    LIFE TECHNOLOGIES STOCK. Dexter has agreed to vote all of the shares of Life Technologies common stock owned by it in favor of the approval and adoption of the Life Technologies merger agreement.

    ADDITIONAL REPORTS. Each of Dexter and Invitrogen shall furnish to the other copies of all reports filed with the SEC and all financial materials. All statements in the reports are true and correct in light of the circumstances under which they were made, and are not misleading. Dexter shall continue to deliver to Invitrogen going forward all other financial information required under the merger agreement.

    AFFILIATES. Dexter shall deliver to Invitrogen a list identifying all persons who are deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act, and shall notify Invitrogen of any changes thereafter to the list.

    DISCLOSURE SUPPLEMENTS. The parties shall amend their respective disclosure schedules, if the need arises and shall provide the other party with such updated schedules.

    NO SOLICITATION

    Dexter has agreed that neither it nor any of its directors, officers, employees or any representatives retained by it will, directly or indirectly through another person:

    - solicit, initiate, encourage, or otherwise knowingly facilitate any inquiries (whether by furnishing information or otherwise) or the making of any acquisition proposal, or

    - participate in any discussions or negotiations regarding an acquisition proposal.

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    However, in response to an unsolicited bona fide written acquisition proposal that the Dexter board of directors concludes in good faith would provide greater aggregate value to the Dexter stockholders, thus concluding the acquisition proposal is a superior proposal, after providing reasonable advance notice to Invitrogen, Dexter's board of directors may, or may authorize Dexter representatives to:

    - furnish information with respect to Dexter and its subsidiaries to any person making the superior proposal, and

    - participate in discussions or negotiations regarding the superior proposal.

    Except as provided in the next two paragraphs, neither Dexter's board of directors nor any committees of such board will do any of the following:

    - withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Invitrogen, the recommendation by the board of directors or any committee, of the merger or the merger agreement,

    - approve or recommend, or propose publicly to approve or recommend, any acquisition proposal, or

    - cause Dexter to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal.

    However, Dexter's board of directors or any committee of such board may withdraw its recommendation of the merger agreement if it determines in good faith, based on advice of legal and financial advisors, that its failure to do so would be a breach of its fiduciary duties under applicable law.

    Additionally, in response to a superior proposal, Dexter may:

    - withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Invitrogen, the recommendation by the board of directors or any committee, of the merger or the merger agreement,

    - approve or recommend, or propose publicly to approve or recommend, any superior proposal, or

    - terminate this merger agreement and concurrently with or after termination enter into any acquisition agreement with respect to any superior proposal but only after the fifth business day following Invitrogen's receipt of written notice advising Invitrogen that Dexter's board of directors is prepared to accept a superior proposal, and attaching the most current version of any such proposal or any draft of an acquisition agreement.

    The merger agreement does not prohibit Dexter from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 under the Securities Exchange Act or from making any disclosure to the Dexter stockholders required by applicable law.

    EMPLOYEE MATTERS

    Dexter has agreed to take all actions as shall be reasonably necessary to:

    - cause each outstanding stock option to purchase shares of Dexter common stock granted under any stock option or compensation plan or arrangement of Dexter or its subsidiaries to become fully vested and exercisable immediately prior to the effective time of the merger; and

    - cause all employee stock options that are outstanding immediately prior to the effective date of the merger to be cancelled.

    In exchange for the cancellation of each employee stock option, the holder shall be entitled to receive, as of the merger, a cash payment and a number of shares of Invitrogen common stock. The cash payment each option holder will receive is determined by multiplying 0.28 by each of the number

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of shares of Dexter common stock subject to the option and "option value spread". The option value spread is the excess, if any, of:

    - the sum of $17.50 and the product of (A) 0.72 and (B) the product of
      (x) the exchange ratio multiplied by (y) the average bidder trading price (as defined above under the caption "Consideration to be Received in the Merger") over

    - the per share exercise for Dexter common stock that otherwise could have been purchased under the Dexter stock option.

    The number of shares of Invitrogen common stock each option holder will receive is determined by multiplying 0.72 by each of the number of shares of Dexter common stock subject to the option and:

    - the quotient obtained by dividing (A) the option value spread (as defined above) by (B) the average bidder trading price.

    The foregoing payment will be reduced by any income tax or employment tax withholding required under the Internal Revenue Code and the number of shares of Invitrogen common stock to be received will be rounded to the nearest full share.

    Following the merger, and to the extent not provided for in an acquisition agreement that Dexter is a party to as of the effective time of the merger, or any agreement entered into after the merger by Dexter and/or Invitrogen with any purchaser of Dexter's coating business or any other assets of Dexter, Invitrogen will, or will cause an Invitrogen subsidiary to:

    - provide to the former Dexter employees whose employment terminated prior to the effective time of the merger post-retirement welfare benefits substantially equivalent to those provided by Dexter immediately prior to the effective time of the merger;

    - continue an arrangement pursuant to which such post-retirement welfare benefits shall be provided upon any termination of employment with Invitrogen or its subsidiaries, to those employees who elect to receive such benefits and who immediately prior to the effective time of the merger would be eligible for such benefits upon a termination of employment with Dexter; and

    - continue an arrangement pursuant to which such post-retirement welfare benefits shall be provided to those individuals who are not retirees or vested eligible employees, and who, as of the effective time of the merger, had attained the age of 50 and had been credited with at least five years of service with Dexter, but only if at the time of termination with Invitrogen or an Invitrogen subsidiary, such employee would have been eligible to receive such benefits under the Dexter benefit program as in effect immediately prior to the effective time of the merger and such employee elects to receive such benefits.

    Invitrogen has agreed not to, and not to permit its subsidiaries to, terminate or modify in any adverse manner the foregoing post-retirement welfare benefits for the above employees and former employees.

    SAVINGS PLANS. Dexter has agreed to terminate the Dexter Corporation 401(k) Plan and the Employees Savings and Profit Sharing Retirement Income of Dexter at the direction of Invitrogen and to the extent permissible under any previous acquisition agreement entered into by Dexter. Invitrogen has agreed to determine whether any such previous acquisition agreement would affect the proposed savings plan terminations and to notify Dexter at least three days prior to the closing of any decision to terminate a savings plan. Upon doing so, Dexter has agreed to provide evidence to Invitrogen that the savings plan shall be terminated effective as of the day immediately preceding the closing. Invitrogen has agreed to, consistent with its 401(k) savings plan and applicable law, allow those who were employees of Dexter or a Dexter subsidiary immediately prior to the closing to participate in the Invitrogen savings plan.

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    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

    Invitrogen has agreed to indemnify present and former directors and officers of Dexter and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such individual is or was a director, officer, employee or agent of Dexter or its subsidiaries.

    Invitrogen has also agreed that, for six years from the time the merger becomes effective, it will maintain in effect Dexter's and its subsidiaries' current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Invitrogen will not be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Dexter for such insurance. If the annual premiums of such insurance coverage exceed this amount, Invitrogen only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Invitrogen may meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

    CONDITIONS PRECEDENT TO THE MERGER

    The merger agreement contains certain conditions to the parties' obligations to complete the merger. The parties will not be obligated to complete the merger unless at or before the time the merger becomes effective:

    - STOCKHOLDER APPROVAL. The approval of Dexter and Invitrogen stockholders has been obtained.

    - LIFE TECHNOLOGIES MERGER. The conditions to the Life Technologies merger have been satisfied or waived in accordance with the terms of the Life Technologies merger agreement.

    - LEGALITY. No statute, rule, regulation, executive order, decree, ruling or permanent injunction by a governmental entity prohibits the consummation of the merger substantially contemplated by the merger agreement.

    - HSR ACT. Any waiting period under the Hart-Scott-Rodino Act has expired or been terminated.

    - NASDAQ NATIONAL MARKET. The shares of Invitrogen common stock issuable in the merger are approved for quotation on the Nasdaq National Market, subject only to official notice of issuance.

    - REGISTRATION STATEMENT. The registration statement relating to this joint proxy statement and prospectus is effective, and no stop order suspending effectiveness has been issued.

    Invitrogen will not be obligated to complete the merger unless:

    - TAX OPINION. Invitrogen has received an opinion of Gray Cary Ware & Freidenrich LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This condition may not be waived after the Dexter and Invitrogen stockholders approve the merger proposal unless further Dexter stockholder approval is obtained with appropriate disclosure.

    - REPRESENTATIONS AND WARRANTIES. The representations and warranties of Dexter contained in the merger agreement that are qualified by materiality are true and correct as of the time the merger becomes effective (other than those which speak as of a different date, which must be true and correct as of that date), and the representations and warranties of Dexter that are not so qualified shall be true and correct in all material respects.

    - AGREEMENTS AND COVENANTS. Dexter has performed and complied in all material respects with all agreements and obligations required by the merger agreement before the time the merger becomes effective.

    - CERTIFICATE. Dexter has delivered to Invitrogen a certificate of an officer evidencing compliance with the two preceding clauses.

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    - ASSET SALES. The transactions contemplated by the Loctite and Ahlstrom acquisition agreements have been consummated substantially in accordance with the terms thereof.

    Dexter will not be obligated to complete the merger unless:

    - TAX OPINION. Dexter has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This condition may not be waived after the Dexter and Invitrogen stockholders approve the merger proposal unless further Dexter stockholder approval is obtained with appropriate disclosure.

    - REPRESENTATIONS AND WARRANTIES. The representations and warranties of Invitrogen contained in the merger agreement that are qualified by materiality are true and correct as of the time the merger becomes effective (other than those which speak as of a different date, which must be true and correct as of that date), and the representations and warranties of Invitrogen that are not so qualified shall be true and correct in all material respects.

    - AGREEMENTS AND COVENANTS. Invitrogen has performed and complied in all material respects with all agreements and obligations required by the merger agreement before the time the merger becomes effective.

    - CERTIFICATE. Invitrogen has delivered to Dexter a certificate of an officer evidencing compliance with the two preceding clauses.

    TERMINATION

    The merger agreement may be terminated at any time before the merger becomes effective, in any of the following circumstances:

    - By mutual written consent of Dexter and Invitrogen.

    - By either Invitrogen or Dexter if the merger has not become effective by October 31, 2000. If on October 31, 2000 the waiting period under the Hart-Scott-Rodino Act has not expired or been terminated or, prior to September 15, 2000, the registration statement has not been declared effective, then such date will be extended to the earlier of:

         (i) the later of (a) three business days after the expiration of the waiting period under the Hart-Scott-Rodino Act or (b) three business days after the special meeting of Dexter's stockholders; or

         (ii) December 31, 2000.

    - By either Invitrogen or Dexter if a statute, rule, regulation or executive order has been enacted, entered, promulgated or enforced prohibiting the consummation of the merger substantially on the terms contemplated by the merger agreement.

    - By either Invitrogen or Dexter if a final and non-appealable order, decree, ruling or injunction has been entered permanently prohibiting the consummation of the merger substantially on the terms contemplated by the merger agreement, if the terminating party has used its reasonable best efforts to remove such order, decree, ruling or injunction.

    - By Dexter in order to accept a superior proposal, so long as Dexter complies with the covenants described under "No Solicitation" above and pays the termination fee contemplated by the merger agreement.

    - By Invitrogen or Dexter if Dexter holds the stockholders meeting and the Dexter stockholders vote against approval of the merger agreement and merger.

    - By Invitrogen or Dexter if Invitrogen holds the stockholders meeting and the Invitrogen stockholders vote against approval of the merger agreement and merger or vote against amendment of Invitrogen's certificate of incorporation.

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    - By Invitrogen if there has been a material violation or breach by Dexter of any agreement, representation or warranty contained in the merger agreement that has rendered the satisfaction of any condition to the obligations of Invitrogen impossible.

    - By Dexter if there has been a material violation or breach by Invitrogen of any agreement, representation or warranty contained in the merger agreement that has rendered the satisfaction of any condition to the obligations of Dexter impossible.

    - By Invitrogen or Dexter if the Life Technologies merger agreement has been terminated in accordance with its terms.

    - By Invitrogen or Dexter, if the expiration date is extended beyond October 31, 2000, any time after the tenth business day following the termination of either the Loctite or Ahlstrom acquisition agreements.

    TERMINATION FEES

    Dexter will pay Invitrogen a termination fee of $65 million if:

    - Dexter terminates the merger agreement to accept a superior proposal, as described under "Termination" above, or

    - an acquisition proposal for Dexter has been publicly announced and following such announcement the merger agreement is terminated after Dexter stockholders fail to approve the merger and, within 12 months of such termination, a transaction involving a change of control of Dexter or an asset transaction involving a sale of all or substantially all of the assets of Dexter and its consolidated subsidiaries is consummated.

    COSTS AND EXPENSES

    Invitrogen and Dexter will pay their own costs and expenses in connection with the merger agreement and the contemplated transactions.

    AMENDMENT

    At any time before the merger becomes effective, the parties may amend or supplement any of the terms of the merger agreement in writing, except that following approval by the Dexter and Invitrogen stockholders, the parties may not change the consideration Dexter stockholders will receive or make any other change requiring stockholder approval without obtaining such approval.

    WAIVER

    At any time before the merger becomes effective, any party may, in writing:

    - extend the time for the performance of any of the obligations or other acts of any other party;

    - waive any inaccuracies in the representations and warranties of any other party; or

    - subject to obtaining stockholder approval if necessary as discussed under "Amendment" above, waive compliance with any of the agreements or conditions of any other party contained in the merger agreement.

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                        APPRAISAL RIGHTS OF STOCKHOLDERS

    Under the law of Delaware, where Invitrogen is incorporated, holders of Invitrogen common stock do not have the right to receive an appraisal of the value of their shares of Invitrogen common stock in connection with either of the mergers.

    Under the law of Delaware, where Life Technologies is incorporated, holders of Life Technologies common stock who comply with the applicable requirements of Delaware law will have the right to receive an appraisal of the value of their shares in connection with the Life Technologies merger.

    Under the law of Connecticut, where Dexter is incorporated, holders of Dexter common stock who comply with the applicable requirements of Connecticut law will have the right to receive an appraisal of the value of their Dexter shares in connection with the Dexter merger.

LIFE TECHNOLOGIES STOCKHOLDERS' APPRAISAL RIGHTS

    Delaware law entitles the holders of record of shares of Life Technologies stock who follow the procedures specified in Section 262 of the Delaware corporate law to have their shares appraised by the Delaware Court of Chancery and to receive the "fair value" of such shares as of the effective time of the Life Technologies merger as determined by the court in place of the consideration that the holder would otherwise receive in the Life Technologies merger. In order to exercise appraisal rights, a stockholder must demand and perfect the rights in accordance with Section 262 of the Delaware corporate law. The following is a summary of Section 262 of the Delaware corporate law and is qualified in its entirety by reference to Section 262 of the Delaware corporate law, a copy of which is attached hereto as Annex F. Life Technologies stockholders should carefully review Section 262 of the Delaware corporate law as well as information discussed below to evaluate their rights to appraisal.

    If a holder of Life Technologies common stock elects to exercise the right to an appraisal under Section 262 of the Delaware corporate law, such stockholder must:

    - file with Life Technologies at its main office in Rockville, Maryland, a written demand for appraisal of the shares of Life Technologies common stock held (which demand must identify the stockholder and expressly request an appraisal) before the vote is taken on the Life Technologies merger agreement at the special meeting; and

    - continuously hold such shares through the effective time of the Life Technologies merger.

    All written demands for appraisal should be addressed to: C. Eric Winzer, Secretary, Life Technologies, Inc., 9800 Medical Center Drive, Rockville, Maryland, 20850, before the vote is taken on the merger agreement at the Life Technologies special meeting, and should be executed by, or on behalf of, the holder of record. Such demand reasonably must inform Life Technologies of the identity of the stockholder and that such stockholder is thereby demanding appraisal of such stockholder's shares.

    Within 10 days after the effective time of the Life Technologies merger, Invitrogen (the surviving company of the Life Technologies merger) will give written notice of the effective time to each holder of Life Technologies common stock who has satisfied the requirements of Section 262 of the Delaware corporate law. Within 120 days after the effective time, Invitrogen or any dissenting stockholder may file a petition in the court demanding a determination of the fair value of the shares of Life Technologies common stock of all dissenting stockholders. Any dissenting stockholder desiring the filing of such petition is advised to file such petition on a timely basis unless the dissenting stockholder receives notice that such a petition has been filed by Life Technologies or another dissenting stockholder.

    If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and thereafter will determine the fair value of the shares of Life Technologies common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the Life Technologies merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining such fair value, the court shall take into account all relevant factors. The court may determine such fair value to be more than, less than or equal to the consideration that such dissenting stockholder would otherwise be entitled to receive pursuant to the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal shall cease. The costs of the appraisal proceeding shall be determined by the court and taxed against the parties as the court determines to be equitable under the circumstances. Upon the application of any stockholder, the court may determine the amount of interest, if any, to be paid upon the value of the stock of stockholders entitled thereto. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

    After the effective time of the Life Technologies merger, no dissenting stockholder shall have any rights of a Life Technologies stockholder with respect to such holder's shares for any purpose, except to receive payment to which Life Technologies stockholders of record as of a date prior to the effective time are entitled, if any. If a dissenting stockholder delivers to Invitrogen a written withdrawal of the demand for an appraisal within 60 days after the effective time of the Life Technologies merger or thereafter with the written approval of Invitrogen, or if no petition for appraisal is filed within 120 days after the effective time, then the right of such Dissenting Stockholder to an appraisal will cease and such dissenting stockholder will be entitled to receive only the shares of common stock of Invitrogen as provided in the merger agreement.

    The foregoing is only a summary of the applicable provision of the Delaware General Business Law and is qualified in its entirety by reference to the full text of such provision, which is included in Annex F.

DEXTER STOCKHOLDERS' APPRAISAL RIGHTS

    Connecticut law entitles the holders of record of shares of Dexter common stock who follow the procedures specified in the Connecticut Business Corporation Act to be entitled to appraisal rights upon compliance with certain procedures prescribed by Connecticut law. Holders of Dexter common stock who would want to invoke their appraisal rights should therefore follow the procedures described below.

    Under sections 33-855 through 33-872 of the Connecticut Business Corporation Act holders of Dexter's common stock would have a right to dissent from the Dexter merger and can choose to be paid the fair value of your Dexter shares once the Dexter merger is completed, provided you follow the procedures outlined in the statute. The complete text of these sections is included in Annex G to this joint proxy statement and prospectus.

    If you wish to exercise your dissenters' rights of appraisal or to preserve the right to do so, you should carefully review Annex G and seek the advice of counsel. If you do not comply with the deadlines and procedures specified in the Connecticut Business Corporation Act, you may lose your dissenters' rights of appraisal. To exercise these rights, you must satisfy each of the following conditions:

    - you must not vote in favor of the Dexter merger; and

    - you must deliver to the Secretary of Dexter, Bruce H. Beatt, before the vote on the Dexter merger at the special meeting, a written notice of your intent to demand payment of the fair value of your shares.

    You must deliver the notice of intent even if you submit a proxy or vote against the merger. Merely voting against, abstaining from voting or failing to vote in favor of adoption of the merger will not constitute a notice of intent to exercise dissenters' rights of appraisal under the Connecticut Business Corporation Act.

    If Dexter stockholders approve the Dexter merger at the special meeting of Dexter stockholders and you meet the requirements above, then Dexter will send you, within 10 days of the approval of the Dexter merger, a written dissenters' notice to be used to demand payment for your shares. The dissenters' notice must:

    - state where the payment demand must be sent and when and where certificates for certificated shares must be deposited;

    - inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    - supply a form for demanding payment that includes the date of the first announcement to the news media or to stockholders of the terms of the Dexter merger agreement and require that each stockholder asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

    - set a date by which Dexter must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the written dissenters' notice is delivered by Dexter; and

    - be accompanied by a copy of Sections 33-855 through 33-872 of the Connecticut Business Corporation Act (these are the sections that discuss dissenters' rights).

    Under Section 33-863(a) of the Connecticut Business Corporation Act, if you receive a dissenters' notice and wish to exercise your dissenters' rights of appraisal, you must:

    - demand payment for your shares;

    - certify that you acquired beneficial ownership of your shares (generally, the right to vote or enter into an arrangement or agreement for the purpose of voting your shares, the right to acquire shares and the right to dispose of shares) before the date of the first announcement to the news media or to the stockholders of the terms of the asset purchase agreement as set forth in the dissenters' notice; and

    - deposit the certificate or certificates representing your shares in accordance with the terms of the dissenters' notice.

    If you are considering seeking dissenters' rights of appraisal, you should be aware that the fair value of your shares as determined under the applicable provisions of the Connecticut Business Corporation Act could be greater than, the same as or less than the Dexter merger consideration.

    After Dexter receives a valid, timely and complete payment demand, or upon completion of the Dexter merger, Invitrogen, the surviving company, will pay to each dissenting Dexter stockholder the amount it estimates to be the fair value of the dissenting stockholder's shares, plus accrued interest, as provided in
Section 33-865(a) of the Connecticut Business Corporation Act. That payment will be accompanied by:

    - Dexter's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in stockholders' equity for that year and the latest available interim financial statements, if any;

    - a statement of Dexter's estimate of the fair value of the shares;

    - an explanation of how the accrued interest was calculated;

    - a statement of the stockholders' right to demand payment under
      Section 33-868 of the Connecticut Business Corporation Act; and

    - a copy of Sections 33-855 through 33-872 of the Connecticut Business Corporation Act.

    If the Dexter merger does not take place within 60 days after the date set for demanding payment and depositing certificates representing dissenting stockholders' shares, Dexter will return the deposited certificates and release any transfer restrictions that may have been imposed on uncertificated shares. If the Dexter merger is completed after the return of the deposited shares and the release of transfer restrictions, Invitrogen will send a new dissenters' notice and repeat the payment-demand procedure.

    Under Section 33-868 of the Connecticut Business Corporation Act, you may send to Invitrogen your own estimate of the fair value of your shares and the amount of any interest due, and demand payment of the difference between your estimate and the amount paid, if any, by Invitrogen in the following cases:

    - if you believe that the amount paid by Invitrogen is less than the fair value of your shares or that the interest due is incorrectly calculated;

    - if Invitrogen fails to make payment within 60 days after the date set in the dissenters' notice for demanding payment (except if the payment is withheld to holders of shares who acquired the shares after the announcement of the Dexter merger); or

    - if the asset sale is not completed, and Dexter does not return the deposited certificates or release any transfer restrictions imposed on uncertificated shares within 60 days after the date set in the dissenters' notice for demanding payment.

    If you do not demand payment of the difference between your estimate of the fair value of your shares, plus interest, and the amount paid by Invitrogen within 30 days after Invitrogen made or offered to make that payment, you will lose your right to demand payment of any such difference.

    Under Sections 33-871(a) and (b) of the Connecticut Business Corporation Act, if your demand for payment of your estimate remains unsettled, Invitrogen will commence a proceeding within 60 days after receipt of your demand for payment and petition the Connecticut superior court for the judicial district where Dexter's principal office is located to determine the fair value of your shares and accrued interest. If Invitrogen does not timely commence this proceeding, Invitrogen must pay you the unsettled amount that you demanded.

    If this proceeding takes place, Invitrogen will make all dissenting stockholders whose demands remain unsettled (even if they are not residents of Connecticut) parties to the proceeding, and all parties will be served with a copy of the petition. The court may appoint appraisers who will receive evidence and recommend a decision on the question of fair value. If the court finds that the amount Invitrogen paid is less than the fair value of a dissenting stockholder's shares, plus accrued interest, the court will order Invitrogen to pay the difference to the dissenting stockholder.

    The court will determine all costs of the proceeding, including the reasonable compensation and expenses of court-appointed appraisers. Invitrogen generally will pay these costs, but the court may order the dissenting stockholders to pay some of them, in amounts the court finds equitable, if the court finds that the stockholders acted arbitrarily, vexatiously or not in good faith in demanding payment.

    If you give notice of your intent to demand dissenters' rights for your shares under the applicable provisions of the Connecticut Business Corporation Act but fail to return the dissenters' notice or withdraw or lose your right to demand payment, your shares will be converted into the right to receive the consideration in the Dexter merger.

    The foregoing is only a summary of the applicable provisions of the Connecticut Business Corporation Act and is qualified in its entirety by reference to the full text of such provisions, which is included in Annex G.

                           OWNERSHIP OF COMMON STOCK

BENEFICIAL OWNERSHIP OF INVITROGEN COMMON STOCK

    The following table sets forth information, as of June 30, 2000, with respect to the beneficial ownership of shares of the common stock of Invitrogen by (1) each Invitrogen director, (2) each of the executive officers named in the summary compensation table in Invitrogen's 2000 proxy statement, and (3) all persons known to Invitrogen to be the beneficial owners of more than five percent of Invitrogen's outstanding common stock and (4) all executive officers of Invitrogen as a group. Such beneficial ownership is reported in accordance with the rules of the Securities and Exchange Commission, under which a person may be deemed to be the beneficial owner of shares of such common stock if such person has or shares the power to vote or dispose of such shares or has the right to acquire beneficial ownership of such shares within 60 days (for example, through the exercise of an option). Accordingly, the shares shown in the table as beneficially owned by certain individuals may include shares owned by certain members of their respective families. Because of such rules, more than one person may be deemed to be the beneficial owner of the same shares. The inclusion of the shares shown in the table is not necessarily an admission of beneficial ownership of those shares by the person indicated.

                                                      SHARES BENEFICIALLY
                                                            OWNED(1)             SHARES THAT MAY BE
                                                      --------------------   ACQUIRED WITHIN 60 DAYS OF
                                                       NUMBER     PERCENT          JUNE 30, 2000
                                                      ---------   --------   --------------------------
Lyle C. Turner......................................  3,878,285     16.4%                   --

James R. Hudson, Jr.................................  2,595,600     11.0                 3,600

Janus Capital Corporation ..........................  1,578,340      6.7
  100 Fillmore Street, Suite 400
  Denver, Colorado 80206

TA Associates(2) ...................................    446,663      1.9
  Kurt R. Jaggers
  TA Associates, Inc.
  125 High Street Tower, Suite 2500
  Boston, Massachusetts 02110

James R. Glynn......................................    168,359     *                  165,831

David E. McCarty(3).................................     86,300     *                   80,925

Jay M. Short(4).....................................     67,000     *                   42,000

Lewis J. Shuster....................................     44,998     *                   44,998

Donald W. Grimm.....................................     23,000     *                   20,000

Bradley G. Lorimier.................................     10,000     *                   10,000

All directors and executive officers as a group (8    4,724,605     19.7               363,754
  persons)(6).......................................

------------------------

*   Less than 1%.

(1) Percentage of ownership is based on: 23,665,458 shares of Invitrogen common stock outstanding as of June 30, 2000. Shares of Invitrogen common stock that an individual or group has the right to acquire within 60 days of June 30, 2000, pursuant to the exercise of options are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2) Includes 291,215 shares held by TA/Advent VIII L.P., 137,103 shares held by Advent Atlantic and Pacific III, L.P., and 14,624 shares held by TA Venture Investors L.P., 2,847 shares held by TA Associates VIII, LLC and 874 shares held by T.A. Associates, Inc. Advent Atlantic and Pacific III, L.P., TA/Advent VIII L.P. and TA Associates VII, LLC and Venture Investors L.P. are part of an affiliated group of investment partnerships referred to collectively as TA Associates Group. The general partner of TA/Advent VIII, L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III, L.P. is TA Associates AAP III Partners. TA Associates, Inc. is the general partner of TA Associates VIII LLC and the manager of TA Associates AAP III Partners. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors, L.P.; individually, no stockholder, director or officer of TA Associates, Inc., is deemed to have or share such voting or investment power. Principals and employees of TA
    Associates, Inc., including Mr. Jaggers, a director, comprise the general partners of TA Venture Investors, L.P. In such capacity, Mr. Jaggers may be deemed to share voting and investment power with respect to the 15,498 shares held of record by TA Venture Investors, L.P. and TA Associates, Inc. Mr. Jaggers disclaims beneficial ownership of such shares.

(3) Includes 68 shares held of record by NOVEX's ESOP Trust Fund as to which Mr. McCarty holds a pecuniary interest.

(4) Includes options to purchase 5,000 shares held of record by Dr. Short's spouse.

(5) Includes 68 shares held of record by NOVEX's ESOP Trust Fund as to which Mr. McCarty holds a pecuniary interest. Includes options to purchase 5,000 shares held of record by Dr. Short's spouse.

BENEFICIAL OWNERSHIP OF LIFE TECHNOLOGIES STOCK

    The following table sets forth information, as of July 31, 2000, with respect to the beneficial ownership of shares of the common stock of Life Technologies by (1) beneficial owners of more than five percent of Life Technologies' outstanding common stock, (2) each director of Life Technologies,
(3) each of the executive officers named in the summary compensation table in Life Technologies' 2000 proxy statement, and (4) all directors and executive officers of Life Technologies as a group. On July 31, 2000, there were 25,067,356 shares of common stock of Life Technologies issued and outstanding. Beneficial ownership is reported below in accordance with the rules of the SEC, under which a person may be deemed to be the beneficial owner of shares of such common stock if such person has or shares the power to vote or dispose of such shares or has the right to acquire beneficial ownership of such shares within 60 days (for example, through the exercise of an option). Accordingly, the shares shown in the table as beneficially owned by certain individuals may include shares owned by certain members of their respective families. Because of such rules, more than one person may be deemed to be the beneficial owner of the same shares. The inclusion of the shares shown in the table is not necessarily an admission of beneficial ownership of those shares by the person indicated. Except as otherwise specified, the named beneficial owner has sole voting and investment power of the shares listed.

                                                           AMOUNT AND NATURE OF
                                                           BENEFICIAL OWNERSHIP         PERCENTAGE OF
                                                            OF COMMON STOCK(1)          COMMON STOCK
                                                           --------------------         -------------
Dexter Corporation ......................................       18,815,447(2)                75.1%
One Elm Street
Windsor Locks, CT 06096

Samuel J. Heyman ........................................        3,506,270(3)(4)(5)          14.0%
c/o ISP Management Company, Inc.
1361 Alps Road
Wayne, New Jersey 07470

International Specialty Products Inc. ...................        3,506,270(3)(4)(5)          14.0%
c/o ISP Management Company, Inc.
1361 Alps Road
Wayne, New Jersey 07470

ISP OPCO Holdings Inc. ..................................        3,384,600(4)(5)             13.5%
c/o ISP Management Company, Inc.
1361 Alps Road
Wayne, New Jersey 07470

ISP Investments Inc. ....................................        3,384,600(3)(4)             13.5%
c/o ISP Management Company, Inc.
1361 Alps Road
Wayne, New Jersey 07470

The 13D Group ...........................................        5,420,316(6)                21.6%
c/o ISP Management Company, Inc.
1361 Alps Road
Wayne, New Jersey 07470

Thomas H. Adams, Ph.D....................................           14,633(7)               *

Bruce H. Beatt...........................................               --

Kathleen Burdett.........................................               --

R. Barry Gettins, Ph.D...................................               --

Peter G. Kelly...........................................            6,750(8)               *

Joseph C. Stokes, Jr.....................................           26,666(9)               *

J. Stark Thompson, Ph.D..................................           55,333(10)              *

K. Grahame Walker........................................               --

George M. Whitesides, Ph.D...............................            6,900(11)              *

John V. Cooper...........................................           27,333(12)              *

Thomas M. Coutts.........................................           26,667(13)              *

Brian D. Graves..........................................            7,500(14)              *

Derek E. Woods, Ph.D.....................................           29,167(15)              *

All directors and executive officers as a group
  (24 persons)...........................................          312,479(16)                1.2%

------------------------

   * Less than 1.0%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Percentage of beneficial ownership is based on shares of Life Technologies' common stock outstanding as of July 31, 2000. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days after July 31, 2000, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other persons.

 (2) This number of shares excludes 43,940, 80,467, 34,075, 8,541, 276,089 and
     3,592 shares of common stock of Dexter beneficially owned by Mr. Beatt, Ms. Burdett, Dr. Gettins, Mr. Kelly, Mr. Walker and Dr. Whitesides, respectively, constituting an aggregate of 446,704 shares, or approximately 1.9% of the outstanding shares of Dexter, as of July 31, 2000. The shares of Dexter beneficially owned by Mr. Beatt, Ms. Burdett, Dr. Gettins and
     Mr. Walker include 17,499, 29,833, 23,834 and 136,667 shares, respectively, which they may acquire within 60 days upon the exercise of stock options.

 (3) This information is based on Amendment No. 9 to a Schedule 13D of Life Technologies dated July 24, 2000, filed with the SEC and Annex VII of the Preliminary Proxy Statement relating to Dexter Corporation, dated
     February 8, 2000, filed with the SEC by International Specialty
     Products Inc. ("ISP") and ISP Investments Inc. ("ISP Investments"), which specified as follows: ISP Investments (directly and through ISP Investments Grantor Trust) has the sole power to vote, direct the voting of, dispose of and direct the disposition of 2,932,600 shares of common stock of Life Technologies. ISP Opco Holdings Inc. ("ISP Opco"), by virtue of its indirect ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) all of the common stock of Life Technologies owned by ISP Investments. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the common stock of Life Technologies owned by ISP Investments. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the common stock of Life Technologies owned by ISP Investments.

 (4) This information is based on Amendment No. 9 to a Schedule 13D of Life Technologies dated July 24, 2000, filed with the SEC and Annex VII of the Preliminary Proxy Statement relating to Dexter Corporation, dated
     February 8, 2000, filed with the SEC by ISP and ISP Investments, which specifies as follows: ISP Ireland has the sole power to vote, direct the voting of, dispose of and direct the disposition of 452,000 shares of common stock of Life Technologies. ISP Investments, by virtue of its indirect ownership of all of the outstanding capital stock of ISP Ireland, may be deemed to own beneficially (solely for purposes of Rule 13d-3) all of the common stock of Life Technologies owned by ISP Ireland. ISP Opco, by virtue of its indirect ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) all of the common stock of Life Technologies owned by ISP Ireland. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the common stock of Life Technologies owned by ISP Ireland. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the common stock of Life Technologies owned by ISP Ireland.

 (5) This information is based on Amendment No. 9 to a Schedule 13D of Life Technologies dated July 24, 2000, filed with the SEC and Annex VII of the Preliminary Proxy Statement relating to Dexter Corporation, dated
     February 8, 2000, filed with the SEC by ISP and ISP Investments, which specifies as follows: ISP has the sole power to vote, direct the voting of, dispose of and direct the disposition of 121,670 shares of common stock of Life Technologies. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the common stock of Life Technologies owned by ISP.

 (6) This figure is based on information set forth in Exhibit No. 1 to Amendment No. 9 to a Schedule 13D of Life Technologies dated July 24, 2000, filed with the SEC, which filing indicates that the following persons are part of the 13D Group and beneficially own and have sole or shared voting and dispositive power as to the number of shares indicated next to the person's name in the table below:

                                                 SOLE       SHARED        SOLE         SHARED
                                  BENEFICIAL    VOTING      VOTING     DISPOSITIVE   DISPOSITIVE
NAME                              OWNERSHIP      POWER       POWER        POWER         POWER
----                              ----------   ---------   ---------   -----------   -----------
ISP Opco Holdings, Inc..........  3,384,600            0   3,384,600            0     3,384,600
ISP Investments Inc.............  3,384,600    2,932,600     452,000    2,932,600       452,000
ISP Ireland.....................    452,000      452,000           0      452,000             0
International Specialty Products
  Inc...........................  3,506,270      121,670   3,384,600      121,670     3,384,600
Bear, Stearns & Co Inc..........    435,151      343,151      92,000      343,151        92,000
Frederick R. Adler..............    714,895      714,895           0      714,895             0
The Cohen Revocable Trust.......    397,100      397,100           0      397,100             0
A. Chang........................    135,500      135,500           0      135,500             0
York Capital Management, L.P....     78,700       78,700           0       78,700             0
Dinan Management L.L.C..........     78,700            0      78,700            0        78,700
JGD Management Corp.............     23,100       23,100           0       23,100             0
York Investment Limited.........    129,600      129,600           0      129,600             0
Dinan Management Corporation....    129,600            0     129,600            0       129,600
James G. Dinan..................    231,400            0     231,400            0       231,400

    The foregoing persons are parties to a letter agreement dated December 3, 1999 pursuant to which the parties agreed to extend through September 30, 2000 the provisions of the respective group agreements to which such persons are parties pursuant to which, among other things, they generally agreed
    (i) not to sell or otherwise dispose of any shares of common stock of Life Technologies unless all of the parties mutually agreed (or, in the case of Bear, Stearns & Co., Inc., sell shares which would reduce its ownership below 300,000 shares) and (ii) not to enter into any other contract, arrangement, understanding or relationship with any other persons with respect to equity securities of Life Technologies without the written consent of the other parties.

    On July 18, 2000, certain of the parties (other than entities related to York Investment Limited) entered into a new agreement (the "Additional Group Agreement") pursuant to which each of the parties thereto agreed (i) for a period ending on the earlier of (x) the closing date under, or the termination date of, the merger agreement between Invitrogen and Life Technologies and (y) December 31, 2000 (such earlier dated being the "Termination Date"), not to sell or otherwise dispose of any shares unless each of the other parties mutually agree (or, in the case of Bear, Stearns, sell shares which would reduce its ownership to below 300,000 shares), (ii) until the Termination Date, to vote such party's shares only in accordance with the written instructions of the parties holding at least 80% of the shares owned or controlled by the parties to the Additional Group Agreement,
    (iii) to bear its own costs and expenses incurred in connection with its ownership of shares, the Additional Group Agreement or any transactions entered into pursuant to the Additional Group Agreement, provided that any expenses incurred by a party for the common benefit of all shall be shared by the parties on a pro rata basis (subject to a maximum of $5,000 of such pro rata expenses for each party thereto without such party's prior written consent), (iv) to join with ISP in a Schedule 13D filing and any required amendments and (v) prior to the Termination Date, not to enter into any other contract, arrangement, understanding or relationship with any other person with respect to equity securities of Life Technologies without the written consent of the other parties.

 (7) Consists of 1,133 shares of common stock owned by Dr. Adams and 13,500 shares of common stock which Dr. Adams may acquire upon the exercise of stock options.

 (8) Consists of 6,750 shares of common stock which Mr. Kelly may acquire upon the exercise of stock options.

 (9) Consists of 2,006 shares of common stock owned by Mr. Stokes and 24,660 shares of common stock which Mr. Stokes may acquire upon the exercise of stock options.

 (10) Consists of 55,333 shares of common stock Dr. Thompson may acquire upon the exercise of stock options and 150 shares of common stock owned by Dr. Thompson's wife, of which Dr. Thompson may be deemed to be the beneficial owner. Dr. Thompson disclaims beneficial ownership of the 150 shares owned by his wife.

 (11) Consists of 150 shares of common stock owned by Dr. Whitesides and 6,750 shares of common stock which Dr. Whitesides may acquire upon the exercise of stock options.

 (12) Consists of 27,333 shares of common stock Mr. Cooper may acquire upon the exercise of stock options.

 (13) Consists of 26,667 shares of common stock Mr. Coutts may acquire upon the exercise of stock options.

 (14) Consists of 7,500 shares of common stock Mr. Graves may acquire upon the exercise of stock options.

 (15) Consists of 29,167 shares of common stock Dr. Woods may acquire upon the exercise of stock options.

 (16) Includes a total of 303,494 shares of common stock the respective directors and executive officers may acquire upon the exercise of stock options.

BENEFICIAL OWNERSHIP OF DEXTER STOCK

    The following table sets forth information, as of July 31, 2000, with respect to the beneficial ownership of shares of the common stock of Dexter by
(1) beneficial owners of more than five percent of Dexter common stock,
(2) each director and nominee for director of Dexter, (3) each of the executive officers named in the summary compensation table in Dexter's 2000 proxy statement, and (4) all directors, nominees and executive officers of Dexter as a group. Such beneficial ownership is reported in accordance with the rules of the SEC, under which a person may be deemed to be the beneficial owner of shares of such common stock if such person has or shares the power to vote or dispose of such shares or has the right to acquire beneficial ownership of such shares within 60 days (for example, through the exercise of an option). Accordingly, the shares shown in the table as beneficially owned by certain individuals may include shares owned by certain members of their respective families. Because of such rules, more than one person may be deemed to be the beneficial owner of the same shares. The inclusion of the shares shown in the table is not necessarily an admission of beneficial ownership of those shares by the person indicated.

                                                               SHARES OF
                                                              COMMON STOCK   PERCENTAGE OF
                                                              BENEFICIALLY    COMMON STOCK
                                                                OWNED(1)     OUTSTANDING(1)
                                                              ------------   --------------
STOCKHOLDERS:
ISP OPCO Holdings Inc. and related entities, 1361 Alps Road,
  Wayne, New Jersey 07470...................................   2,299,200            9.91%(2)
Mary K. Coffin, c/o Dexter Corporation, One Elm Street,
  Windsor Locks, Connecticut 06096..........................   1,290,000            5.56(3)

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS:
K. Grahame Walker...........................................     276,089            1.19
Kathleen Burdett............................................      80,467               *
David G. Gordon.............................................      60,009               *
John D. Thompson............................................      47,527               *
Bruce H. Beatt..............................................      43,940               *
Charles H. Curl.............................................       4,589               *
Henrietta Holsman Fore......................................       5,999               *
Bernard M. Fox..............................................       5,415               *
Robert M. Furek.............................................       4,912               *
Martha Clark Goss...........................................       4,478               *
Edgar G. Hotard.............................................       3,513               *
Peter G. Kelly..............................................       8,541               *
Jean-Francois Saglio........................................       3,592               *
George M. Whitesides........................................       4,580               *
All Directors, Nominees and Executive Officers as a Group
  (22 persons)..............................................     729,764            3.15

------------------------

*   Less than 1.0%.

(1) The shares reported above as beneficially owned by the following persons include vested stock options granted under Dexter's stock option plans. The shares reported above also include shares of restricted stock issued to the following persons pursuant to the 1994 Long Term Incentive Plan (the "1994 Plan") and the 1999 Long Term Incentive Plan (the "1999 Plan") as more fully described above under the heading "Long Term Incentive Plan--Awards in Last Fiscal Year": K. Grahame Walker--48,222; Kathleen Burdett--21,107; David G. Gordon--15,120; John D. Thompson--14,774; Bruce H. Beatt--13,950 and "All Directors, Nominees and Executive Officers as a Group"--169,961. Shares of restricted stock issued pursuant to the 1994 Plan and the 1999 Plan are subject to forfeiture, but may be voted by the holders thereof unless and until forfeited. Percentages of common stock of less than 1% are indicated by an asterisk.

(2) Share holding as of May 24, 2000, as reported on Amendment No. 13 to the
    Schedule 13D filed by such stockholder.

(3) Of the 1,290,000 shares shown in the table as owned by Mary K. Coffin, 990,000 are held by Fleet Bank, N.A., trustee of a trust the beneficiary of which is Dexter D. Coffin, Jr. Mary K. Coffin is a trustee of this trust and shares the power to vote and dispose of shares owned by the trust. The power to vote and dispose of the shares owned by this trust is held by a majority of its three individual trustees. The remaining shares shown in the table are held by Mary K. Coffin through a living trust.

    As of July 31, 2000, two of Dexter's directors beneficially owned shares of common stock of Life Technologies. Peter G. Kelly owned 6,750 shares, which consists of 6,750 shares of common stock which Mr. Kelly may acquire upon the exercise of the stock options. George M. Whitesides owned 6,900 shares, which consists of 150 shares of common stock owned by Dr. Whitesides and 6,750 shares of common stock which Dr. Whitesides may acquire upon the exercise of stock options. Mr. Kelly and Dr. Whitesides each own less than one percent of the outstanding common stock of Life Technologies.

                    DESCRIPTION OF INVITROGEN CAPITAL STOCK

    THE DESCRIPTION OF CERTAIN TERMS OF THE CAPITAL STOCK OF INVITROGEN TO BE IN EFFECT AFTER COMPLETION OF THE BUSINESS COMBINATIONS IS NOT MEANT TO BE COMPLETE AND IS QUALIFIED BY REFERENCE TO THE INVITROGEN CERTIFICATE OF INCORPORATION AND BY-LAWS WHICH ARE INCORPORATED BY REFERENCE HEREIN TO THIS JOINT PROXY STATEMENT AND PROSPECTUS.

AUTHORIZED CAPITAL STOCK

    The authorized capital stock of Invitrogen consists of 50,000,000 shares of common stock, par value $0.01 per share, and 6,405,884 shares of preferred stock, par value $0.01 per share. Stockholders of Invitrogen stock are being asked to approve an amendment to Invitrogen's Certificate of Incorporation to increase Invitrogen's capital stock to 131,405,888 shares of which 125,000,000 shares shall be Invitrogen common stock, par value $0.01 per share and 6,405,884 shares shall be Invitrogen preferred stock, par value $0.01 per share.

INVITROGEN COMMON STOCK

    Holders of Invitrogen common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor.

    In the event of liquidation, dissolution or winding up of Invitrogen, holders of the common stock and the preferred stock are entitled to share ratably on an as-converted basis in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking funds provisions applicable to the common stock. Invitrogen has received full payment for all outstanding shares of its common stock and cannot require its stockholders to make further payments on the stock; the common stock to be outstanding upon completion of this offering will have the same status.

INVITROGEN PREFERRED STOCK

    The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of Invitrogen.

TRANSFER AGENT AND REGISTRAR

    The principal transfer agent and registrar for Invitrogen common stock after the mergers is Boston EquiServe L.P.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

    Invitrogen is incorporated under the laws of the State of Delaware, Life Technologies is incorporated under the laws of the State of Delaware and Dexter is incorporated under the laws of the State of Connecticut. In accordance with the merger agreements, at the date the mergers become effective, the holders of Dexter common stock and Life Technologies common stock who make the stock election or standard election in the mergers will each exchange their respective shares of common stock separately with Invitrogen, and will thereby become holders of Invitrogen common stock. The rights of Invitrogen stockholders are and will continue to be governed by Delaware law and the certificate of incorporation and by-laws of Invitrogen. The following is a comparison of the material rights of the holders of Dexter common stock, Life Technologies common stock and Invitrogen common stock.

    The certificates of incorporation and the by-laws of Dexter, Life Technologies and Invitrogen are incorporated by reference in this joint proxy statement and prospectus. Copies of the Dexter, Life Technologies and Invitrogen charters and by-laws can be found with each company's respective filing with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 143. The following summary is not intended to be complete and is qualified by reference to Delaware law, Connecticut law and the Invitrogen, Life Technologies and Dexter charters and by-laws.

COMPARISON OF CHARTER AND BY-LAW PROVISIONS

     PROVISION                 INVITROGEN                    LIFE TECHNOLOGIES                     DEXTER
BOARD OF DIRECTORS
CLASSIFIED BOARD     Divided into three classes       Divided into three classes, the  Divided into three classes, the
                     fixed in number, with each       number in each not differing by  number in each class determined
                     class serving a staggered three  more than one from any other,    by the board of directors, with
                     year term (other than two of     with each initial class serving  each class serving a staggered
                     the initial three classes which  a staggered term prescribed by   three year term.
                     have served or are serving one   the board, and successor
                     and two years, respectively).    classes serving three year
                     One of these directors is        terms.
                     elected solely by a plurality
                     of votes of Convertible
                     Preferred Stock, so long as any
                     such stock remains outstanding;
                     control over this directorship
                     is to remain under the sole
                     control of the holders of
                     Convertible Preferred Stock.
REMOVAL OF           A director may be removed only   A director may be removed only   A director may be removed only
DIRECTORS            for cause, and only by the       for cause, and only by the       for cause, and only by the
                     affirmative vote of the holders  affirmative vote of the holders  affirmative vote of the holders
                     of a majority of the             of 80% of the outstanding        of a majority of the
                     outstanding voting stock.        voting stock.                    outstanding voting stock.
SIZE OF BOARD        Board must consist of not less   Board must consist of not less   Board does not have to consist
                     than five and not more than      than nine and not more than 15   of a particular number of
                     nine directors; Board currently  directors; Board currently       directors, so long as it is
                     consists of 8 directors.         consists of 9 directors.         greater than one; Board
                                                                                       currently consists of 10
                                                                                       directors.
STOCKHOLDER
MEETINGS
ANNUAL MEETINGS      Held on date fixed by the        Held on the first Tuesday after  Held on date fixed by the
                     Board.                           the last Thursday in April, or   Board.
                                                      on a different date if the
                                                      Board so chooses.

     PROVISION                 INVITROGEN                    LIFE TECHNOLOGIES                     DEXTER
CALLING A SPECIAL    Only the Chairman of the Board,  Only the Chairman of the Board,  Only the Chief Executive
MEETING              the President, or a majority of  the President, the Vice          Officer, a majority of the
                     the Board may call a special     President, a majority of the     Board, or the holders of not
                     meeting.                         Board, or the holders of not     less than 35 percent of the
                                                      less than 30 percent of the      voting stock may call a special
                                                      voting stock may call a special  meeting.
                                                      meeting.
QUORUM REQUIREMENTS  The representation, in person    The representation, in person    The representation, in person
                     or by proxy, of the holders of   or by proxy, of the holders of   or by proxy, of the holders of
                     a majority of shares entitled    not less than 50% entitled to    a majority of shares issued and
                     to vote at any meeting           vote at any meeting constitutes  outstanding and entitled to
                     constitutes a quorum at such     a quorum at such meeting.        vote at any meeting constitutes
                     meeting.                                                          a quorum at such meeting.

VOTE REQUIRED FOR    Stockholder action approving a   The certificate of               Except as otherwise required by
STOCKHOLDER ACTION   merger or consolidation or a     incorporation provides that the  law, stockholder action on
                     sale of substantially all of a   affirmative vote of the holders  matters other than the election
                     corporation's assets requires    of not less than 67% of the      of directors requires the
                     the affirmative vote by the      outstanding shares of Life       affirmative vote of a majority
                     holders of a majority of         Technologies common stock is     of votes cast.
                     outstanding voting stock;        required for the approval of a
                     stockholder action on other      business combination, other
                     matters generally requires the   than a business combination
                     affirmative vote of a majority   with a related person. The
                     of votes cast, except for the    affirmative vote of the holders
                     election of directors, which     of not less than 80% of the
                     requires a plurality.            outstanding shares of Life
                                                      Technologies common stock is
                                                      required for the approval of
                                                      any business combination with a
                                                      related person; except that the
                                                      67% requirement and not the 80%
                                                      requirement will apply if any
                                                      of the following conditions
                                                      have been met:
                                                      - The business combination with
                                                        a related person is solely
                                                        between Life Technologies and
                                                        a wholly owned subsidiary of
                                                        Life Technologies;
                                                      - Certain conditions set forth
                                                        in the certificate of
                                                        incorporation relating to,
                                                        among other things, the fair
                                                        market value of the
                                                        consideration to be received
                                                        by Life Technologies
                                                        stockholders, are satisfied;
                                                        or
                                                      - A majority of the members of
                                                        the Life Technologies board
                                                        of directors acting upon such
                                                        transaction are continuing
                                                        directors, and at least 75%
                                                        of the members of the Life
                                                        Technologies board of
                                                        directors shall have approved
                                                        the transaction with the
                                                        related person.

     PROVISION                 INVITROGEN                    LIFE TECHNOLOGIES                     DEXTER
                                                      The by-laws provide that
                                                      stockholder action approving a
                                                      merger or consolidation or a
                                                      sale of substantially all of a
                                                      corporation's assets requires
                                                      the affirmative vote by the
                                                      holders of a majority of
                                                      outstanding voting stock;
                                                      stockholder action on other
                                                      matters generally requires the
                                                      affirmative vote of a majority
                                                      of votes cast.
ACTION BY WRITTEN    Stockholder action must be       Stockholder action must be       Stockholder action must be
CONSENT              taken at an annual or special    taken at an annual or special    taken at an annual or special
                     meeting and not by written       meeting and not by written       meeting and not by written
                     consent.                         consent, unless such written     consent, unless such written
                                                      consent is authorized by the     consent is authorized by the
                                                      holders of outstanding stock     holders of all outstanding
                                                      having not less than the         stock entitled to vote at a
                                                      minimum number of votes          stockholder meeting.
                                                      necessary to take such action
                                                      at a stockholder meeting.
ADVANCED NOTICE      To bring a matter before an      To bring a matter before an      To bring a matter before an
REQUIREMENTS FOR     annual or special meeting, a     annual or special meeting, a     annual or special meeting, a
STOCKHOLDER          stockholder must give notice to  stockholder must give notice to  stockholder must give notice to
NOMINATIONS AND      the corporation of a proposed    the corporation of a proposed    the corporation of a proposed
OTHER BUSINESS       matter not less than 120 days    matter not less than 120 days    matter not less than 75 nor
                     before the date of the           before the date of the           more than 125 days before the
                     company's proxy statement        company's proxy statement        date of the company's proxy
                     released to stockholders in      released to stockholders in      statement released to
                     connection with the previous     connection with the previous     stockholders in connection with
                     year's annual meeting.           year's annual meeting. (excerpt  the previous year's annual
                                                      from Delaware Law)               meeting; if the meeting is
                                                                                       called more than 75 days before
                                                                                       the anniversary date, then the
                                                                                       proposal must be received
                                                                                       before the end of the 15th
                                                                                       business day before the
                                                                                       meeting.
AMENDMENTS TO
ORGANIZATIONAL
DOCUMENTS
CERTIFICATE OF       Certificate may be amended by    Certificate may be amended by    Certificate of Incorporation
INCORPORATION        the affirmative vote of a        the affirmative vote of 80% of   may be amended by the board of
                     majority of the outstanding      the outstanding shares of        directors or by 2/3 of the
                     voting stock.                    common stock.                    stockholders entitled to vote.
                                                                                       Certificate may be amended with
                                                                                       respect to the powers,
                                                                                       preferences or rights of Series
                                                                                       A Junior Participating
                                                                                       Preferred Stock only with an
                                                                                       affirmative vote of two-thirds
                                                                                       of the outstanding shares of
                                                                                       the Series A Junior
                                                                                       Participating Preferred Stock.
                                                                                       Article VII of the Certificate,
                                                                                       dealing with the composition of
                                                                                       the Board, can only be amended
                                                                                       by affirmative vote of 75% of
                                                                                       each class of stock
                                                                                       outstanding.
BYLAWS               May be amended with affirmative  May be amended with affirmative  May be amended with affirmative
                     vote of 2/3 of the outstanding   vote of 67% of the outstanding   vote of 2/3 of the outstanding
                     stock entitled to vote, or by a  stock entitled to vote.          stock entitled to vote, or by a
                     vote of at least 2/3 of the                                       vote of the majority of the
                     directors of the corporation.                                     directors of the corporation.

     PROVISION                 INVITROGEN                    LIFE TECHNOLOGIES                     DEXTER
                                                                                       Any bylaw adopted by the
                                                                                       stockholders may not be
                                                                                       altered, amended or repealed by
                                                                                       the board of directors if the
                                                                                       amendment so states.
CAPITALIZATION
AUTHORIZED STOCK     Common Stock: 50 million shares  Common Stock: 50 million shares  Common Stock: 100 million
                     (125 million shares assuming     Preferred Stock: one million     shares
                     approval of the proposed         shares                           Preferred Stock: 400,000 shares
                     charter amendment) Preferred                                      Class I Preferred Stock:
                     Stock: 6,405,884 shares                                           500,000 shares
                                                                                       Class II Preferred Stock:
                                                                                       500,000 shares
PREFERRED STOCK      The company may issue preferred  The Board is authorized to       The Board is authorized to
                     stock from time to time in one   issue preferred stock from time  issue preferred stock from time
                     or more series, with terms to    to time in one or more series,   to time in one or more series,
                     be fixed by the Board.           with terms to be fixed by the    with terms to be fixed by the
                                                      Board.                           Board.
RIGHTS AGREEMENTS
TERMS                N/A                              N/A                              Dexter Corporation has a Rights
                                                                                       Agreement, dated as of
                                                                                       August 23, 1996 and amended
                                                                                       October 4, 1999 and
                                                                                       February 8, 2000; the Rights
                                                                                       Agreement triggers upon the
                                                                                       acquisition by a third party of
                                                                                       11% of Dexter's outstanding
                                                                                       common stock; Board may redeem
                                                                                       rights at any time prior to the
                                                                                       time such an acquisition takes
                                                                                       place.
EXCULPATION AND      The certificate of               The certificate of               The certificate of
INDEMNIFICATION OF   incorporation of Invitrogen      incorporation of Life            incorporation of Dexter
DIRECTORS, OFFICERS  provides that no director will   Technologies provides that no    provides that no director will
AND EMPLOYEES        be personally liable for         director will be personally      be personally liable for
                     damages for breach of fiduciary  liable for damages for breach    damages for breach of fiduciary
                     duty, except in cases in which   of fiduciary duty, except in     duty, except in cases in which
                     the director's acts or           cases in which the director's    the director's acts or
                     omissions:                       acts or omissions:               omissions:
                     - breached his or her duty of    - breached his or her duty of    - involved a knowing and
                       loyalty to the corporation or    loyalty to the corporation or    culpable violation of law,
                       its stockholders,                its stockholders,              - provided an improper personal
                     - were not in good faith or      - were not in good faith or        benefit to the director,
                       involved intentional             involved intentional           - were not in good faith and
                       misconduct or a knowing          misconduct or a knowing          showed a conscious disregard
                       violation of law, or             violation of law, or             toward the corporation,
                     - provided an improper personal  - provided an improper personal  - constituted a sustained and
                       benefit to the director.         benefit to the director.         unexcused pattern of
                     The bylaws of Invitrogen         The bylaws of Life Technologies    inattention to the
                     provide that the corporation     provide that the corporation       corporation, or abdication of
                     will indemnify any director or   will indemnify any director or     the director's duty thereto,
                     officer to the fullest extent    officer to the fullest extent      or
                     permitted by law if such         permitted by law if such         - created liability under
                     director or officer is involved  director or officer is involved    Section 33-757 of the Stock
                     in litigation by reason of the   in litigation by reason of the     Corporation Act of the State
                     fact that he or she is (or was)  fact that he or she is (or was)    of Connecticut.
                     a director or officer, and       a director or officer, and
                     provide in addition that the     provide in addition that the
                     corporation may purchase and     corporation may purchase and
                     maintain insurance on behalf of  maintain insurance on behalf of
                     any person who is (or was) a     any person who is (or was) a
                     director, officer, employee or   director, officer, employee or
                     agent of the corporation         agent of the corporation
                     against any liability asserted   against any liability asserted
                     against him or her and incurred  against him or her and incurred
                     by him or her in any such        by him or her in any such
                     capacity, or arising out of his  capacity, or arising out of his
                     or her status as such.           or her status as such.

COMPARISON OF STOCKHOLDERS RIGHTS UNDER THE CONNECTICUT LAW AND THE DELAWARE LAW

    The rights of stockholders of Dexter are currently governed by the Connecticut Law, while the rights of stockholders of Invitrogen and Life Technologies are currently governed by Delaware Law. Upon consummation of the mergers, those stockholders of Dexter and Life Technologies electing to receive Invitrogen shares in consideration for their Dexter or Life Technologies will each become stockholders of Invitrogen and their rights will be governed by the Delaware Law, which differs in certain material respects from the Connecticut Law. The following is a summary of certain differences between the Connecticut Law and the Delaware Law. The identification of specific differences is not meant to indicate that other differences do not exist. This summary is qualified in its entirety by reference to the full text of the Delaware General Corporation Law and the Connecticut Business Corporation Act.

    QUORUM AND VOTING REQUIREMENTS. Under the Connecticut Law, in all matters, other than the election of directors, a quorum exists when a majority of stockholders entitled to vote are represented. If a quorum exists, a majority of the votes cast at a meeting of the stockholders present in person or by proxy and entitled to vote thereon shall be the act of the stockholders, unless the certificate of incorporation or the Connecticut Law requires a greater number of votes.

    Similarly, the Delaware Law states that, in all matters, other than the election of directors, a quorum exists when a majority of stockholders entitled to vote are represented. If a quorum exists, a majority of the votes cast at a meeting of the stockholders present in person or by proxy and entitled to vote thereon shall be the act of the stockholders.

    REMOVAL OF DIRECTORS. The Connecticut Law provides that stockholders may remove one or more directors with or without cause unless the certificate of incorporation provides that directors may be removed only for cause. The Connecticut Law also enables a corporation or 10% of its stockholders to seek removal of a director through court action in cases of fraud, dishonesty or gross abuse of authority or discretion if removal is in the best interest of the corporation.

    Under the Delaware Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except in certain circumstances involving a classified board or cumulative voting. The Delaware Law does not have a corresponding provision entitling a corporation or 10% of its stockholders to seek removal of a director through court action in cases of fraud, dishonesty or gross abuse of authority or discretion if removal is in the best interest of the corporation.

    NEWLY-CREATED DIRECTORSHIPS AND VACANCIES. Under the Connecticut Law, unless the certificate of incorporation provides otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors: (i) the stockholders may fill the vacancy, (ii) the board of directors may fill the vacancy or (iii) if the directors remaining in office constitute fewer than a quorum of the board of directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

    Under the Delaware Law, any vacancies in the board and any newly created directorships resulting by reason of any increase in the number of directors elected by all of the stockholders having the right to vote as a single class may be filled by the board, acting by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director.

    AMENDMENT TO CERTIFICATE OF INCORPORATION OR BY-LAWS. Under the Connecticut Law, a proposed amendment to the certificate of incorporation must be recommended by the corporation's board, unless the corporation's board determines that because of conflicts of interest or other special circumstances it should make no recommendation or that none is required by the Connecticut Law, followed by, in most circumstances, the approval by (i) a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) a majority of the votes cast by every other voting group entitled to vote on the amendments, unless a greater vote is required by law, the certificate of incorporation or the corporation's board. An amendment to the by-laws that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater.

    According to the Delaware Law, an amendment to the certificate of incorporation may be authorized by the vote of the board, followed by the vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of stockholders. Pursuant to the Delaware Law, the by-laws may be adopted, amended or repealed by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon.

    SPECIAL MEETINGS; ACTION WITHOUT MEETING. Under the Connecticut Law, special meetings of a corporation's stockholders may be called by the corporation's board or by such other persons as are authorized to do so by the certificate of incorporation or by-laws or upon a written request and delivery to the corporate secretary from the holders of at least 10% of the shares entitled to vote on a particular issue.

    Under the Connecticut Law, any action required or permitted to be voted on by stockholders of a Connecticut corporation may be taken without a meeting and without a stockholder vote, if (i) there is a unanimous written consent,
(ii) the certificate provides for a number not less than majority required for action without meeting, and the consent of such number is achieved.

    Pursuant to the Delaware Law, special meetings of stockholders may be called by the corporation's board or by such other persons as are authorized to do so by the certificate of incorporation or by-laws.

    Under the Delaware Law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by stockholders of a Delaware corporation may be taken without a meeting and without a stockholder vote, if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting at which all stockholders entitled to vote were present.

    BUSINESS COMBINATION STATUTES. The Connecticut Law generally prohibits a Connecticut corporation from engaging in certain business combinations (as defined by the statute to include certain mergers and consolidations, dispositions of assets and issuances of securities, as well as certain other transactions) with an interested stockholder (as defined by the statute generally to include holders of 10% or more of the outstanding stock of the corporation of an affiliate thereto) for a period of five years following the date that such stockholder became an interested stockholder, (i) unless the business combination or the purchase of stock is approved by the corporation's board and by a majority of the non-employee directors of which there must be at least two, prior to the date such stockholder became an interested stockholder or (ii) unless the interested stockholder was an interested stockholder on February 1, 1988, unless subsequent to June 7, 1988, such interested stockholder increased its proportionate share of the voting power of the outstanding voting stock of the corporation (excluding any increase approved by the corporation's board before such increase occurs). The Connecticut Law also generally requires business combinations with an interested stockholder to be approved by the board of directors and then by the affirmative vote of at least (1) the holders of 80% of the voting power of the outstanding shares of voting stock and (2) the holders of 2/3 of such voting power excluding the voting stock held by the interested stockholder, unless the consideration to be received by the stockholders of the corporation meets certain price and other requirements set forth in the statute or unless the board of directors of the corporation has by resolution determined to exempt business combinations with such interested stockholder prior to the time that such stockholder became an interested stockholder.

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    Section 203 of the Delaware Law, in general, prohibits a Delaware corporation from engaging in a business combination (defined as a variety of transactions, including mergers, as set forth below) with an interested stockholder (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an interested stockholder unless, among other things, prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (not by written consent) by the affirmative vote of a least 2/3 of the outstanding voting stock which is not owned by the interested stockholder.

    STOCKHOLDER VOTE REQUIRED FOR CERTAIN FUNDAMENTAL TRANSACTIONS. Under the Connecticut Law, the sale of all or substantially all of a corporation's assets other than in the regular course of business requires the affirmative vote of a majority of the outstanding shares entitled to vote. Unless the certificate of incorporation provides otherwise, and except under certain circumstances where the Connecticut corporation is the surviving corporation, a merger or share exchange of a Connecticut corporation must be approved by each voting group entitled to vote separately on the plan by a majority of all of the votes entitled to be cast thereon by that voting group.

    The Delaware Law generally requires that mergers and consolidations, and sales, leases or exchanges of all or substantially all of a corporation's property and assets, be approved by a vote of the holders of a majority of the outstanding stock entitled to vote, unless a corporation's certificate of incorporation requires a greater-than-majority vote.

    DIVIDENDS. Under the Connecticut Law, a corporation may make a distribution to stockholders, including a dividend or stock repurchase, with respect to their shares unless, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

    Under the Delaware Law, a corporation's board may from time to time declare and pay dividends out of its capital surplus or out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

    LIMITATION ON DIRECTORS' LIABILITY. The Connecticut Law authorizes a corporation to limit the personal liability of a director to the corporation and its subsidiaries for monetary damages for breach of duty as a director.

    The Delaware Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care.

    INTERESTED DIRECTOR TRANSACTIONS. Under the Connecticut Law, no transaction effected or proposed to be effected by a corporation, its subsidiaries or any other entity in which the corporation has a controlling interest may be enjoined, set aside, or give rise to an award of damages or other sanctions merely because a director of the corporation, or any person with whom or which he/she has a personal, economic or other association, has an interest in the transaction which is not a "director's conflicting interest transaction" as defined in the Connecticut Law. A director's conflicting interest transaction will not be enjoined, set aside, or give rise to damages or other sanctions if
(i) the transaction received the affirmative vote of a majority, but no fewer than two, of the disinterested directors on the corporation's board or on a duly empowered committee of the board who voted on the transaction after adequate disclosure to them, (ii) the transaction received a majority of the votes entitled to be cast by the

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holders of all shares, excluding those beneficially owned by the director with the conflict and/or by any persons related to the director or (iii) the transaction, judged according to the circumstances at the time of the commitment, is established to have been fair to the corporation.

    Under the Delaware Law, no transaction between a Delaware corporation and one or more of its directors or an entity in which one or more of its directors are directors or officers or have a financial interest will be void or voidable solely for that reason and no such transaction will be void or voidable solely because the director is present at or participates in the meeting of the board or committee which authorizes the transaction, if, after the material facts of the director's interest are disclosed to or known by the board or the committee, the transaction is (i) is authorized by good faith by the disinterested directors or a committee of disinterested directors by a vote sufficient for such purpose, (ii) is approved by a vote of the stockholders after disclosure of the material facts of the director's interest or (iii) the transaction is fair to the corporation as of the time it is authorized by the board, committee or stockholders.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS. Under the Connecticut Law unless the certificate of incorporation provides otherwise, a corporation must indemnify a director, officer, and any other employee or agent of the corporation who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director, officer or other employee or agent of the corporation against reasonable expenses incurred by him in connection with the proceeding. Additionally, a corporation must indemnify the director, officer or other employee or agent of the corporation made party to a proceeding if (i) he conducted himself in good faith and (ii) he reasonably believed (A) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and (B) in all other cases, that his conduct was at least not opposed to its best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Unless a court orders otherwise, the Connecticut Law prohibits indemnification
(i) in connection with a proceeding by or in the right of the corporation except for reasonable expenses if it is determined that the director, officer or other employee or agent has met the relevant standard of conduct or (ii) in connection with any other proceeding in which he was adjudged liable to the corporation or in connection with any other proceeding on the basis that an improper personal benefit was received by him. Indemnification under the Connecticut Law in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable is limited to reasonable expenses incurred in connection with the proceeding. The indemnification requirements under the Connecticut Law remain limited by the provision in the Connecticut Law that requires that such indemnification be authorized in the specific case after a determination that indemnification is permissible in the circumstances because the director, officer or other employee or agent has met the standard of conduct set forth by the Connecticut Law.

    Under the Delaware Law, a corporation may generally indemnify its directors, officers, employees or agents for acts performed in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's act was unlawful.

    DISSENTERS' RIGHTS OF APPRAISAL. The Connecticut Law provides for dissenters' rights to obtain payment of the fair value of shares to objecting corporation stockholders (i) entitled to vote on a merger or share exchange,
(ii) in a short form merger of a subsidiary into its parent corporation,
(iii) on the sale of all or substantially all of the assets of a corporation other than in the usual or regular course of business (except when done pursuant to court order or a liquidation plan resulting in distributions to stockholders within one year after the date of sale), (iv) on an amendment to the certificate of incorporation that materially and adversely affects rights in respect of dissenters' shares and (v) in any corporate action taken pursuant to a stockholder vote to the extent the certificate of incorporation, the by-laws or a directors' resolution provides that voting or non-voting stockholders are

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entitled to dissent and obtain payment for their shares. Under the Connecticut
Law, the dissenter's right of appraisal and payment under the statute is the dissenter's exclusive remedy.

    The Delaware Law generally entitles a stockholder to exercise appraisal rights upon a merger or consolidation of the corporation effected pursuant to the Delaware Law if the holder complies with the requirements of Section 262 thereof. Appraisal rights are available under Section 262 of the Delaware Law if stockholder approval was required for the merger or consolidation and holders of shares in the constituent corporation are required by the terms of the merger to accept consideration other than shares of stock of the surviving corporation, shares of stock of any corporation listed on a national securities exchange designated as a national market system security by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, or cash in lieu of fractional shares.

    DURATION OF PROXIES. Under the Connecticut Law, a proxy is not to be voted or acted upon after the expiration of 11 months from the date of such proxy, unless it specifies the length of time for which it is to continue in force or limits its use to a particular meeting not yet held. The Connecticut Law provides that an appointment of a proxy is revocable unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest which includes proxies created for (i) a pledgee, (ii) a person who has purchased or agreed to purchase the shares, (iii) a creditor of the corporation who extends credit in consideration of the proxy, (iv) an employee of the corporation whose employment contract requires the proxy or (v) a person designated under a voting agreement.

    Under the Delaware Law, a proxy is not valid after three years from the date of such proxy unless the proxy provides for a longer period. A proxy may be made irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

    LOANS TO OFFICERS. Under the Delaware Law, a corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or its subsidiary, including any officer or employee who is a director of the corporation, whenever in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation.

    The Connecticut Law does not have a corresponding provision.

    CLASSIFICATION OF THE BOARD OF DIRECTORS. The Connecticut Law permits a Connecticut corporation to provide for the staggering of the terms of its directors by dividing the total number of directors into up to five groups, with each group containing approximately the same percentage of the total, as nearly as may be.

    The Delaware Law permits a Delaware corporation to classify its board of directors into 1, 2, or 3 classes. The Delaware Law provides that in the case of a corporation, whose board is classified, stockholders can only remove directors for cause, unless the certificate of incorporation provides otherwise.

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                      ADDITIONAL MATTERS FOR CONSIDERATION
                           OF INVITROGEN STOCKHOLDERS

    In addition to consideration of and voting on the issuance of Invitrogen common stock in connection with the mergers, the Invitrogen stockholders will be asked to vote upon proposals to (i) amend Invitrogen's Certificate of Incorporation to increase the authorized capital stock; (ii) to amend Invitrogen's 1997 Stock Option Plan to increase the number of shares reserved for issuance under this plan; and (iii) to amend Invitrogen's 1998 Employee Stock Purchase Plan to increase the number of shares reserved for issuance under this plan.

AMENDMENT TO INVITROGEN'S CERTIFICATE OF INCORPORATION

    As part of the mergers, Invitrogen will be issuing options to Life Technologies employees under Invitrogen's 1997 Stock Option Plan. Additionally, Life Technologies employees will be eligible to participate in Invitrogen's 1998 Employee Stock Purchase Plan. In order to be able to increase the shares held in reserve for these two plans, and in order to issue the amount of shares called for in the merger agreements, Invitrogen must increase its authorized capital stock by amending its Certificate of Incorporation.

    Invitrogen is requesting that its stockholders approve a proposal to amend
Article IV of Invitrogen's certificate of incorporation to increase Invitrogen's capital stock to 131,405,888 shares, of which 125,000,000 shall be Invitrogen common stock, par value $0.01 per share and 6,405,888 shall be Invitrogen preferred stock, par value $0.01 per share. A copy of the proposed amendment is attached to this joint proxy statement and prospectus as Annex H.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO ARTICLE IV OF INVITROGEN'S CERTIFICATE OF INCORPORATION.

AMENDMENT OF 1997 STOCK OPTION PLAN

    GENERAL

    The maximum number of shares of Invitrogen common stock that may be issued pursuant to options under the 1997 Stock Option Plan is currently 5,485,479, and as of July 31, 2000, options covering a total of 5,136,220 shares were outstanding or had been exercised under the plan. Accordingly, only 349,259 shares remain available for new grants. The board of directors has unanimously approved, subject to approval by the stockholders, an amendment to the plan to make an additional 3,000,000 shares of Invitrogen common stock available for issuance under the plan for a total of 8,485,479 shares of Invitrogen common stock.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT OF THE 1997 STOCK OPTION PLAN.

    SUMMARY OF 1997 STOCK OPTION PLAN

    The following is a summary of the principal features of the plan as in effect and as proposed to be amended.

    PURPOSE AND ELIGIBILITY. The plan is intended to promote the interests of Invitrogen and its stockholders by using options to purchase shares of common stock of Invitrogen to attract, retain and motivate its management and other persons, to encourage and reward their contributions to the performance of Invitrogen and to align their interests with the interests of Invitrogen stockholders. The persons eligible to receive awards under the plan include directors, officers, employees, consultants, and advisors of Invitrogen and its affiliated entities. Currently, it is estimated that approximately 718

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
persons are eligible to receive stock options under the plan, consisting of approximately five directors, three executive officers and 710 employees.

    TYPES OF OPTIONS. The plan enables Invitrogen to grant incentive and nonqualified stock options. Stock options granted under the plan may be incentive stock options intended to qualify under the provisions of Section 422 of the Internal Revenue Code or nonqualified stock options that do not so qualify. The exercise price for each option is determined by the committee at the date of grant. Options granted under the plan vest, become exercisable, and terminate as determined by the committee. All options granted under the plan may be exercised at any time after they vest and before their expiration date, provided that no option may be exercised more than ten years after its grant or, in some instances, upon termination of the recipient. The exercise of stock options under the plan will have the effect of diluting current stockholders to the extent that the stock options are exercised and therefore converted into shares of common stock.

    SECURITIES SUBJECT TO THE PLAN. No more than 5,485,479 shares of common stock (8,485,479 shares if this proposal is approved) may be issued pursuant to or upon exercise of options granted under the plan. The shares available under the plan may either be authorized and unissued shares or shares reacquired by Invitrogen through open market purchases or otherwise. Shares of common stock subject to unexercised options that expire, terminate or are canceled, and shares of common stock issued under options that are reacquired by Invitrogen according to the terms of the option under which the shares were issued, will again become eligible for the grant of further options under the plan. The number of shares of common stock available under the plan in general, as well as the number of shares of common stock subject to outstanding options and the exercise price per share of any options, may be proportionately adjusted to reflect stock splits, stock dividends and other capital stock transactions.

    If Invitrogen is the surviving corporation in any merger or consolidation, each outstanding option will entitle the recipient to receive the same consideration received by holders of the same number of shares of Invitrogen common stock in the merger or consolidation. In the event of a change-in-control, any then outstanding vested or unvested options will automatically terminate unless:

    - provision is made in writing in connection with such transaction for the continuance of the plan and for the assumption of any options, or for the substitution for any options of new options covering the securities of a successor entity or its affiliate with appropriate adjustments as to the number and kind of securities and exercise prices, in which event the plan and such outstanding options will continue or be replaced, as the case may be; or

    - the board will provide in writing for any adjustments it deems appropriate in the terms and conditions of the then-outstanding options, including accelerating the vesting of outstanding options and/or providing for the cancellation of options and their automatic conversion into the right to receive the securities, cash or other consideration that a holder of the shares underlying such options would have been entitled to receive upon consummation of the change-in-control had the shares been issued and outstanding immediately before the effective date and time of the change-in-control, net of the appropriate option exercise prices.

    If the plan and the options terminate by reason of the occurrence of a change-in-control without provision for any of the actions described above, then any recipient holding outstanding options has the right, at a time immediately before the consummation of the change-in-control designated by the board, to fully exercise the recipient's options. For purposes of the plan, a change-in-control includes:

    - a reorganization, merger or consolidation after which more than 50% of voting securities of Invitrogen are not represented by holders of securities before the reorganization, merger or consolidation;

    - a liquidation or dissolution of Invitrogen;

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
    - the acquisition of 50% or more of Invitrogen's voting securities by any person; or

    - a majority change in board membership without board approval.

    The following table sets forth the number of options granted under the 1997 Stock Option Plan, including outstanding options and options that have been exercised, as of July 31, 2000 for:

    - each of Invitrogen's executive officers listed in its summary compensation table found in the Invitrogen 2000 Proxy Statement;

    - each person who received 5% of such options;

    - all current executive officers of Invitrogen as a group;

    - all current directors of Invitrogen who are not executive officers as a group; and

    - all employees of Invitrogen, including current officers who are not executive officers, as a group.

                                                                 NUMBER OF
NAME OF BENEFICIAL OWNER                                      OPTIONS GRANTED
------------------------                                      ---------------
Lyle C. Turner President and Chief Executive Officer........             0

James R. Glynn Executive Vice President and Chief Financial
  Officer...................................................       402,221

Donald W. Grimm.............................................        30,000

Kurt R. Jaggers.............................................        10,000

Bradley G. Lorimier.........................................        20,000

David E. McCarty............................................       120,000

Jay M. Short, Ph.D..........................................       162,000

Lewis J. Shuster............................................       272,115

All current executive officers as a group (3 persons).......       674,336

All current directors who are not executive officers at a
  group (5 persons).........................................       342,000

All current employees, including all current officers who
  are not executive officers, as a group (710 persons)......     4,109,523

    ADMINISTRATION, AMENDMENT AND TERMINATION. The plan is administered by a committee of the board, which consists of at least two non-employee directors who are disinterested within the meaning of Rule 16b-3 of the Exchange Act, and who are eligible to receive only automatic, non-employee directors options. However, the board, instead of the committee, may exercise any authority granted to the committee under the plan. The committee has the authority to interpret the plan and the rights of recipients of awards granted under the plan. The committee also has the power to discontinue, suspend or amend the plan in any manner, subject to certain limited exceptions, including increases in the number of shares available that may be the subject of awards under the plan which requires stockholder approval. With respect to all other amendments to the plan, the board may, in its discretion, determine that such amendment shall only become effective upon approval by Invitrogen's stockholders if the board determines that such stockholder approval may be advisable, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under federal or state securities laws, federal or state tax laws, or for the purpose of satisfying applicable stock exchange listing requirements. The committee may, with the consent of the recipient of an option, modify the terms and conditions, accelerate or extend the vesting or exercise period and adjust or reduce the purchase price of an option.

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    TERMS AND CONDITIONS OF OPTIONS UNDER THE PLAN.  The committee will select the recipients of options granted under the plan and will determine the dates, amounts, exercise prices, vesting periods and other relevant terms of the option.

    OPTION PRICING. The exercise price for stock options shall be determined by the committee as of the date the award is granted. Options to purchase Invitrogen common stock may, with some limitations, be granted with an exercise price below the market value of such stock on the grant date.

    OPTION VESTING. Options granted under the plan vest and become exercisable as determined by the committee in its discretion. Options granted under the plan may be exercised at any time after they vest and before the expiration date determined by the committee, provided that any options intended to qualify as an incentive stock option under the Internal Revenue Code will not be exercisable after the expiration of five years from the date of grant to certain holders of significant amounts of outstanding Invitrogen common stock. Furthermore, in the absence of a specific agreement to the contrary, options will generally expire and become unexercisable three months following termination of the recipient's employment with Invitrogen for any reason other than for cause. The committee may accelerate the vesting of any options and may also extend the period following termination of employment with Invitrogen during which options may vest and/or be exercised.

    OPTION PAYMENTS. The exercise price for options may be paid in cash or in any other consideration the committee deems acceptable, including securities of Invitrogen surrendered by the recipient or withheld from the shares otherwise deliverable upon exercise. Invitrogen may extend or arrange for the extension of credit to any recipient to finance the recipient's purchase of shares upon exercise of the recipient's award and/or the payment of taxes payable in connection with an option, on terms approved by the committee, subject to restrictions under applicable laws and regulations, or allow exercise in a broker's transaction in which the exercise price will not be received until after exercise and subsequent sale of the underlying common stock.

    LIMITED TRANSFERABILITY OF OPTIONS. Options are generally not transferable by the recipient during the life of the recipient.

    OPTION DOCUMENTATION. Options granted under the plan will be evidenced by an agreement duly executed on behalf of Invitrogen and by the recipient, or by a confirming memorandum issued by Invitrogen to the recipient, setting forth the terms and conditions applicable to the option. The plan does not preclude Invitrogen from establishing any other forms of incentive or other compensation for its employees, directors, advisors or consultants, whether or not approved by stockholders.

    RIGHTS WITH RESPECT TO COMMON STOCK. No recipient of an option under the plan has any right, title or interest in or to any shares of common stock subject to any option or any rights as a stockholder unless and until the option is duly exercised pursuant to the terms of the plan and the exercise of the option results in the issuance of shares of common stock to the recipient.

    PLAN PROVISIONS REGARDING SECTION 162(M) OF THE CODE.  In general,
Section 162(m) of the Internal Revenue Code imposes a $1 million limit on the amount of compensation that may be deducted by Invitrogen in any tax year with respect to its Chief Executive Officer and its other four most highly compensated employees, including any compensation relating to an award under the plan. The plan is designed to allow Invitrogen to grant options that are not subject to the $1 million limit of Section 162(m). No one eligible person may be granted any awards with respect to more than 250,000 shares of common stock or in excess of $1 million in any one calendar year. Furthermore, if
Section 162(m) would otherwise apply and if the amount of compensation an eligible person would receive under an award is not based solely on an increase in the value of the underlying Invitrogen common stock after the date of grant the committee may condition the grant, vesting, or exercisability of the option on the attainment of a preestablished objective performance goal. A preestablished

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objective performance goal may include one or more of the following performance criteria: (a) cash flow, (b) earnings per share (including earnings before interest, taxes, and amortization), (c) return on equity, (d) total shareholder return, (e) return on capital, (f) return on assets or net assets, (g) income or net income, (h) operating income or net operating income, (i) operating margin,
(j) return on operating revenue, and (k) any other similar performance criteria.

    PARTICIPATION IN THE PLAN BY DIRECTORS, EXECUTIVE OFFICERS AND OTHER EMPLOYEES. On July 31, 2000, the market value of Invitrogen common stock was $62.75 per share, options to purchase 2,064,561 shares had been exercised under the plan and options to purchase an aggregate of 3,071,659 shares of common stock have been granted and were outstanding under the plan at exercise prices ranging from $0.8357 to $95.75 a share.

    Participation in the plan is at the discretion of the board or the committee; accordingly, future participation by directors, executive officers and other employees under the plan is not determinable.

    FEDERAL INCOME TAX TREATMENT. The following brief description of federal income tax treatment which will generally apply to options granted under the plan, based on federal income tax laws currently in effect. The exact federal income tax treatment of options and other awards will depend on the specific circumstances of the recipient. No information is provided with respect to estate, inheritance, gift, state or local tax laws, although there may be certain tax consequences upon receipt or exercise of an option or other award or the disposition of any acquired shares under those laws.

    INCENTIVE STOCK OPTIONS. Stock options granted under the plan may qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code. If a recipient exercises an incentive stock option in accordance with its terms and does not dispose of the shares acquired within two years from the date of the grant of the incentive stock option nor within one year from the date of exercise, the required holding periods, the recipient generally will not be subject to regular federal income tax, and Invitrogen will not be entitled to any deduction on either the grant or the exercise of the incentive stock option. A recipient's basis in the shares acquired upon exercise will be the amount paid upon exercise. Provided a recipient holds the shares as a capital asset at the time of sale or other disposition of the shares, a recipient's gain or loss, if any, recognized on the sale or other disposition will be capital gain or loss. The amount of a recipient's gain or loss will be the difference between the amount realized on the disposition of the shares and the recipient's basis in the shares.

    If, however, the recipient disposes of the acquired shares at any time before the expiration of the required holding periods, then, subject to certain exceptions, the recipient will recognize ordinary income at the time of such disposition which will equal the excess, if any, of the lesser of (a) the amount realized on such disposition, or (b) the fair market value of the shares on the date of exercise, over the recipient's basis in the shares. Invitrogen generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by a recipient. Any gain in excess of such ordinary income amount will be a capital gain. If a recipient disposes of such shares for less than the recipient's basis in the shares, the difference between the amount realized and the recipient's basis will be capital loss.

    The excess of the fair market value of the shares acquired on the exercise date of an incentive stock option over the exercise price of such option generally is required to be included in the recipient's alternative minimum taxable income for the year in which the option is exercised and, accordingly, may subject a recipient to the alternative minimum tax.

    NON-QUALIFIED STOCK OPTIONS. In general, there are no tax consequences to the recipient or to Invitrogen on the grant of a stock option that does not qualify as an incentive stock option. On exercise, however, the recipient generally will recognize ordinary income equal to the excess of the fair market value of the shares as of the exercise date over the purchase price paid for such shares, and Invitrogen will be entitled to a deduction equal to the amount of ordinary income recognized by the

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recipient. On a later disposition of the shares received under a non-qualified stock option, the difference between the amount realized on such disposition and the fair market value of the shares on the date of exercise generally will be treated as a capital gain or loss.

    MISCELLANEOUS TAX ISSUES. Invitrogen generally will be required to make arrangements for withholding applicable taxes with respect to any ordinary income recognized by a recipient in connection with the exercise of options granted under the plan.

    Special rules will apply in cases where a recipient of an option pays the exercise price or applicable withholding tax obligations by delivering previously owned shares of common stock or by reducing the amount of shares otherwise issuable pursuant to the exercise of an option. The surrender or withholding of such shares will in certain circumstances result in the recognition of income with respect to such shares or a carryover basis in the shares acquired.

APPROVAL OF AMENDMENT OF THE 1998 EMPLOYEE STOCK PURCHASE PLAN

    BACKGROUND AND PROPOSAL

    On November 20, 1998 the Board of Directors voted to establish the 1998 Employee Stock Purchase Plan to attract and retain highly-qualified employees. The plan was approved by the stockholders at their annual meeting on January 15, 1999 and an amendment adding 100,000 shares was approved on April 27, 2000. A total of 350,000 shares of Invitrogen common stock have been reserved for issuance under the plan. Of those, 119,123 had been issued as of July 31, 2000, leaving 230,877 available. The plan permits eligible employees to purchase common stock at a discount through payroll deductions, during 24-month offering periods. Unless the Board of Directors establishes different periods, each offering period is divided into eight consecutive three-month purchase periods. Unless the Board of Directors establishes a higher purchase price, the price at which stock is purchased under the employee stock purchase plan is equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of the purchase period, whichever is lower.

    In August of 1999 we merged with NOVEX and in February of 2000 we merged with Research Genetics, Inc. Primarily because of these mergers, the proposed merger with Life Technologies, and our recent stock price, management projects that the current share reserve of 350,000 shares will be exhausted before the 2001 Annual Meeting of Stockholders.

    Because benefits under the plan will depend on employees' elections to participate and the fair market value of Invitrogen's common stock at various future dates, it is not possible to determine the dollar value of benefits that will be received by executive officers and other employees if the proposed amendment to the plan is approved by the stockholders. Nonemployee directors are not eligible to participate in the plan.

    Accordingly, management requested, and on August 8, 2000 the Board of Directors approved, an amendment to the plan to increase the number of shares reserved under the plan by 200,000 for a total of 550,000 shares, subject to stockholder approval.

    The affirmative vote of a majority of the votes cast at the annual meeting of stockholders, at which a quorum is present and voting, either in person or by proxy, is required for approval of this proposal. Abstentions will have the same effect as a negative vote. Broker non-votes will have no effect on the outcome of the vote.

    The Board of Directors believes that the approval of the amendment to the plan, increasing the share reserve by 200,000 shares is in the best interests of the stockholders and Invitrogen for the reasons stated above.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE 1998 EMPLOYEE STOCK PURCHASE PLAN.

    SUMMARY OF THE EMPLOYEE STOCK PURCHASE PLAN

    The following is a summary of the plan, which is provided for your information. The plan is ultimately controlled by the specific language of the plan itself, a copy of which is available to any stockholder upon request.

    GENERAL. The plan is intended to qualify as an "employee stock purchase plan" under section 423 of the Internal Revenue Code. Each participant in the plan is granted at the beginning of each offering under the plan the right to purchase through accumulated payroll deductions up to a number of shares of our common stock determined on the first day of the offering. This right to purchase stock is automatically exercised on the last day of each purchase period within the offering unless the participant has withdrawn from participation in the offering or in the plan prior to that date.

    SHARES SUBJECT TO THE PLAN. Currently, a maximum of 350,000 of our authorized but unissued or reacquired shares of common stock may be issued under the plan, subject to appropriate adjustment in the event of a stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in our capital structure or in the event of any merger, sale of assets or other reorganization of Invitrogen. If any right to purchase stock expires or terminates, the shares subject to the unexercised portion of that right will again be available for issuance under the plan.

    ADMINISTRATION. The plan is administered by our board of directors. Subject to the provisions of the plan, the board determines the terms and conditions of the rights to purchase stock granted under the plan. The board will interpret the plan and the rights granted thereunder, and all determinations of the board will be final and binding on all persons having an interest in the plan or any rights to buy stock under the plan. The plan provides, subject to certain limitations, that Invitrogen will indemnify any director, officer or employee against all reasonable expenses, including attorney's fees, incurred in connection with any legal action arising from that person's action or failure to act in administering the plan.

    ELIGIBILITY. Any employee of Invitrogen or of any present or future parent or subsidiary corporation of Invitrogen designated by the board for inclusion in the plan is eligible to participate in an offering to purchase stock under the plan so long as the employee is customarily employed for at least 20 hours per week and 5 months per calendar year. However, no employee who owns or holds options to purchase, or as a result of participation in the plan would own or hold options to purchase, five percent or more of the total combined voting power or value of all classes of stock of Invitrogen or of any parent or subsidiary corporation of Invitrogen is entitled to participate in the plan.

    OFFERINGS. Generally, each offering of common stock under the plan is for a period of twenty-four months. Offering periods under the plan are overlapping, with a new offering period beginning every three months. However, employees may only participate in one offering at a time. Offering periods generally commence on the first days of February, May, August and November of each year and end on the last day of January, April, July and October. However, the first offering period commenced on February 26, 1999, the effective date of the Company's registration of its common stock with the Securities and Exchange Commission and will end on January 31, 2001. Shares are purchased on the last day of each purchase period. The board may establish a different term for one or more offerings or purchase periods or different commencement or ending dates for an offering or a purchase period.

    PARTICIPATION AND PURCHASE OF SHARES. Participation in the plan is limited to eligible employees who authorize payroll deductions prior to the start of an offering period. Payroll deductions may not exceed 15% (or such other rate as the board determines) of an employee's compensation for any pay period during the offering period. Once an employee becomes a participant in the plan, that employee will automatically participate in each successive offering period until such time as that employee withdraws from the plan, becomes ineligible to participate in the plan, or terminates employment.

    Subject to certain limitations, each participant in an offering has a purchase right equal to the lesser of that number of whole shares determined by dividing $50,000 by the fair market value of a share of common stock on the first day of the offering period or 5,000 shares, provided that these dollar and share amounts will be prorated for any offering period that is other than 24 months in duration. No participant may purchase under the plan shares of Invitrogen's common stock having a fair market value exceeding $25,000 in any calendar year. This dollar amount is measured using the fair market value of Invitrogen's common stock on the first day of the offering period in which the shares are purchased.

    At the end of each purchase period, Invitrogen issues to each participant the number of shares of common stock determined by dividing the amount of payroll deductions accumulated for the participant during that purchase period by the purchase price, limited in any case by the number of shares subject to the participant's Purchase Right for that Offering. The price per share at which shares are sold at the end of a purchase period generally equals 85% of the lesser of the fair market value per share of Invitrogen's common stock on the first day of the offering period or the purchase date. The fair market value of the common stock on any relevant date generally will be the closing price per share on such date as reported on the Nasdaq National Market. Any payroll deductions under the plan not applied to the purchase of shares will be returned to the participant, unless the amount remaining is less than the amount necessary to purchase a whole share of common stock, in which case the remaining amount may be applied to the next purchase period or offering period. A participant may withdraw from an offering at any time without affecting his or her eligibility to participate in future offerings. However, once a participant withdraws from an offering, that participant may not again participate in the same offering.

    CHANGE IN CONTROL. The plan provides that in the event of a change in control, the acquiring or successor corporation may assume Invitrogen's rights and obligations under the plan or substitute substantially equivalent purchase rights for such corporation's stock. If the acquiring or successor corporation elects not to assume or substitute for the outstanding purchase rights, the board may adjust the last day of the offering period to a date on or before the date of the change in control. Any purchase rights that are not assumed, substituted for, or exercised prior to the change in control will terminate.

    TERMINATION OR AMENDMENT. The plan will continue until terminated by the board or until all of the shares reserved for issuance under the plan have been issued. The board may at any time amend or terminate the plan. However, the approval of Invitrogen's stockholders is required within twelve months of the adoption of any amendment that increases the number of shares authorized for issuance under the plan or changes the definition of the corporations which may be designated by the board as corporations whose employees may participate in the plan.

    SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

    The following summary is intended only as a general guide as to the United States federal income tax consequences under current law of participation in the plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

    A participant recognizes no taxable income either as a result of commencing to participate in the plan or purchasing shares of the common stock under the terms of the plan. If a participant disposes of shares purchased under the plan within two years from the first day of the applicable offering period or within one year from the purchase date, known as a disqualifying disposition, the participant will realize ordinary income in the year of such disposition equal to the amount by which the fair market value of the shares on the purchase date exceeds the purchase price. The amount of the ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will be long-term if the participant's holding period is more than twelve months.

    If the participant disposes of shares purchased under the plan at least two years after the first day of the applicable offering period and at least one year after the purchase date, the participant will realize ordinary income in the year of disposition equal to the lesser of (i) the excess of the fair market value of the shares on the date of disposition over the purchase price or
(ii) 15% of the fair market value of the shares on the first day of the applicable offering period. The amount of any ordinary income will be added to the participant's basis in the shares, and any additional gain recognized upon the disposition after such basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

    If the participant still owns the shares at the time of death, the lesser of the excess of the fair market value of the shares on the date of death over the purchase price or 15% of the fair market value of the shares on the first day of the offering period in which the shares were purchased will constitute ordinary income in the year of death.

    Invitrogen should be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of the disposition, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code or the regulations thereunder. In all other cases, no deduction is allowed to Invitrogen.

                                    EXPERTS

    The audited financial statements of Invitrogen and Research Genetics included in and incorporated by reference in this joint proxy statement and prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The consolidated financial statements of Life Technologies, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this joint proxy statement and prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    With respect to the unaudited consolidated financial information of Life Technologies for the three-month periods ended March 31, 2000 and 1999 incorporated, by reference in this joint proxy statement and prospectus, and the six-month periods ended June 30, 2000 and 1999, included in this joint proxy statement and prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for the review of such information. However, their separate reports dated April 11, 2000 and July 12, 2000 incorporated by reference in this joint proxy statement and prospectus, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

    The consolidated financial statements of Dexter incorporated by reference in this joint proxy statement and prospectus by reference to Dexter's Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    With respect to the unaudited consolidated financial information of Dexter for the three-month and six-month periods ended March 31, 2000 and 1999 and June 30, 2000 and 1999, respectively, incorporated by reference in this joint proxy statement and prospectus by reference to Dexter's Quarterly Report on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, respectively, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for the review of such information. However, their separate reports dated April 13, 2000 and July 18, 2000 incorporated by reference in this joint proxy statement and prospectus, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL MATTERS

    The validity of the Invitrogen common stock to be issued in connection with the business combination will be passed upon by Gray Cary Ware &
Freidenrich LLP. Certain United States federal income tax consequences of the mergers will be passed upon for Dexter and Life Technologies by Skadden, Arps, Slate, Meagher & Flom LLP and for Invitrogen by Gray Cary Ware & Freiderich LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

    Invitrogen, Life Technologies and Dexter file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Invitrogen, Life Technologies and Dexter are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "HTTP://WWW.SEC.GOV."

    Invitrogen has filed a Registration Statement on Form S-4 to register with the SEC for the Invitrogen common stock to be issued to Life Technologies stockholders and Dexter stockholders in the mergers. This joint proxy statement and prospectus is a part of that Registration Statement and constitutes a prospectus of Invitrogen in addition to being a proxy statement of Invitrogen, Life Technologies and Dexter for the special meetings. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

    The SEC allows us to "incorporate by reference" information into this joint proxy statement and prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement and prospectus, except for any information superseded by information in this joint proxy statement and prospectus. This joint proxy statement and prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

INVITROGEN SEC FILINGS FILE (FILE NO.          PERIOD
  0-25317)
Annual Report on Form 10-K                     Year ended December 31, 1999
Quarterly Reports of Form 10-Q                 Quarters ended March 31, 2000 and June 30,
                                                 2000
Current Reports on Forms 8-K and 8-K/A         Filed on February 16, 2000, February 17, 2000
                                                 and July 11, 2000
Registration Statement on Forms S-3 and S-3/A  Filed on May 26, 2000 and July 28, 2000

LIFE TECHNOLOGIES (FILE NO. 0-14991)
Annual Report on Form 10-K                     Year ended December 31, 1999
Quarterly Reports on Form 10-Q                 Quarters ended March 31, 2000 and June 30,
                                                 2000
Current Reports on Form 8-K                    Filed on January 27, 2000 and July 14, 2000

DEXTER CORPORATION (FILE NO. 1-5542)
Annual Report on Form 10-K                     Year ended December 31, 1999
Quarterly Reports on Form 10-Q                 Quarters ended March 31, 2000 and June 30,
                                                 2000
Current Reports on Form 8-K                    Filed on June 22, 2000 and July 10, 2000

    We are also incorporating by reference additional documents that we file with the SEC between the date of this joint proxy statement and prospectus and the dates of the special meetings of our stockholders.

    Invitrogen has supplied all information contained or incorporated by reference in this document relating to Invitrogen, Life Technologies has supplied all information contained or incorporated by reference in this document relating to Life Technologies and Dexter has supplied all information contained or incorporated by reference in this document relating to Dexter.

    If you are a stockholder, we may have previously sent you some of the documents incorporated by reference. You can obtain any of the incorporated documents by contacting us or the SEC. We will send you the documents incorporated by reference without charge, excluding exhibits to the information that is incorporated by reference, unless we have specifically incorporated by reference the exhibit in this document.

    Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate party at the following addresses:

Invitrogen Corporation         Life Technologies, Inc.        Dexter Corporation
1600 Faraday Avenue            9800 Medical Center Drive      One Elm Street
Carlsbad, California 92008     Rockville, Maryland 20850      Windsor Locks,
760-603-7200                   301-610-8000                   Connecticut 06096
                                                              860-292-7675

    If you would like to request documents from us, including any documents we may subsequently file with the Securities and Exchange Commission prior to the special meetings, please do so by September 7, 2000 so that you will receive them before the special meetings.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT AND PROSPECTUS TO VOTE ON THE MERGERS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS. THIS JOINT PROXY STATEMENT AND PROSPECTUS IS DATED AUGUST 14, 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THE JOINT PROXY STATEMENT AND PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF INVITROGEN COMMON STOCK IN THE MERGERS SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board          By order of the Board          By order of the Board
of Directors,                  of Directors,                  of Directors,
Invitrogen Corporation         Life Technologies, Inc.        Dexter Corporation

Warner R. Broaddus             C. Eric Winzer                 Bruce H. Beatt
SECRETARY                      SECRETARY                      SECRETARY

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
INVITROGEN CORPORATION

AUDITED FINANCIAL STATEMENTS

  Report of Independent Public Accountants..................     F-2

  Consolidated Balance Sheets as of December 31, 1999 and
    1998....................................................     F-3

  Consolidated Statements of Income for the Years Ended
    December 31,
    1999, 1998 and 1997.....................................     F-4

  Consolidated Statements of Stockholders' Equity for the
    Years Ended
    December 31, 1999, 1998 and 1997........................     F-5

  Consolidated Statements of Cash Flows for the Years Ended
    December 31,
    1999, 1998 and 1997.....................................     F-7

  Notes to Consolidated Financial Statements................     F-8

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

  Interim Consolidated Balance Sheets as of June 30, 2000
    and December 31, 1999...................................    F-29

  Interim Consolidated Statements of Income for the Six
    Months ended
    June 30, 2000 and 1999..................................    F-30

  Interim Consolidated Statements of Cash Flows for the Six
    Months ended
    June 30, 2000 and 1999..................................    F-31

  Notes to Interim Consolidated Financial Statements........    F-32

LIFE TECHNOLOGIES, INC.

AUDITED FINANCIAL STATEMENTS

  Report of Independent Accountants.........................    F-37

  Consolidated Balance Sheets as of December 31, 1999 and
    1998....................................................    F-38

  Consolidated Statements of Income for the Years Ended
    December 31, 1999,
    1998 and 1997...........................................    F-39

  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 1999,
    1998 and 1997...........................................    F-40

  Consolidated Statements of Comprehensive Income for the
    Years Ended December 31, 1999,
    1998 and 1997...........................................    F-41

  Consolidated Statements of Changes in Stockholders' Equity
    for the Years Ended
    December 31, 1999, 1998 and 1997........................    F-42

  Notes to Consolidated Financial Statements................    F-43

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

  Interim Consolidated Balance Sheets as of June 30, 2000
    and December 31, 1999...................................    F-63

  Interim Consolidated Statements of Income for the Six
    Months ended
    June 30, 2000 and 1999..................................    F-64

  Interim Consolidated Statements of Cash Flows for the Six
    Months ended
    June 30, 2000 and 1999..................................    F-65

  Interim Consolidated Statements of Comprehensive Income
    for the Six Months ended
    June 30, 2000 and 1999..................................    F-66

  Notes to Consolidated Financial Statements................    F-67

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Invitrogen Corporation:

    We have audited the accompanying consolidated balance sheets of Invitrogen Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invitrogen Corporation and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

San Diego, California
June 21, 2000

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                     ASSETS
Current Assets:
  Cash and cash equivalents.................................  $102,238   $ 2,345
  Short-term investments....................................        --     4,214
  Accounts receivable, net of allowance for doubtful
    accounts of $835 and $617...............................    11,530     8,366
  Note receivable officer...................................        --       150
  Inventories...............................................     7,556     6,021
  Income taxes receivable...................................     4,495        --
  Deferred income taxes.....................................     3,561     1,057
  Prepaid expenses and other current assets.................     1,017     1,088
                                                              --------   -------
    Total current assets....................................   130,397    23,241
Property and Equipment, net.................................    21,678    18,921
Intangible Assets, net......................................     4,139     1,860
Deferred Income Taxes.......................................       117       106
Other Assets................................................       445     1,279
                                                              --------   -------
    Total assets............................................  $156,776   $45,407
                                                              ========   =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable to bank.....................................  $    850   $ 1,806
  Current portion of long term obligations..................     6,300     1,345
  Accounts payable..........................................     4,266     4,457
  Accrued expenses..........................................     5,252     3,227
  Income taxes payable......................................     1,680     1,002
                                                              --------   -------
    Total current liabilities...............................    18,348    11,837
                                                              --------   -------
Long Term Obligations.......................................     7,324     8,095
                                                              --------   -------
Deferred Income Taxes.......................................       439       322
                                                              --------   -------
Commitments and Contingencies
Non-voting Redeemable Common Stock of Invitrogen B.V;
  Subsidiary common stock, 66,000 shares authorized; no
  shares issued or outstanding on December 31, 1999 and
  18,000 issued and outstanding on December 31, 1998........        --     1,599
                                                              --------   -------
Convertible Redeemable Preferred Stock; $0.01 par value,
  2,202,942 shares authorized; no shares issued or
  outstanding on December 31, 1999 and 2,202,942 shares
  issued and outstanding on December 31, 1998...............        --    16,141
                                                              --------   -------
Stockholders' Equity:
  Common stock; $0.01 par value, 50,000,000 shares
    authorized; 22,470,009 and 13,339,432 shares issued and
    outstanding at December 31, 1999 and 1998,
    respectively............................................       225       133
  Additional paid-in-capital................................   121,924     7,032
  Deferred compensation.....................................      (746)     (962)
  Value of common stock designated pursuant to Employee
    Stock Ownership Plan....................................        --       100
  Accumulated other comprehensive loss......................      (439)      (40)
  Retained earnings.........................................     9,701     1,150
                                                              --------   -------
    Total stockholders' equity..............................   130,665     7,413
                                                              --------   -------
    Total liabilities and stockholders' equity..............  $156,776   $45,407
                                                              ========   =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
Revenues....................................................   $92,945     $70,593    $ 55,341
Cost of Revenues............................................    32,983      26,572      22,713
                                                               -------     -------    --------
  Gross margin..............................................    59,962      44,021      32,628
Operating Expenses:
  Sales and marketing.......................................    16,244      13,209       9,955
  General and administrative................................    12,226      11,154       9,651
  Research and development..................................    14,792      11,500       7,950
  Merger costs..............................................     3,895          --          --
                                                               -------     -------    --------
    Total operating expenses................................    47,157      35,863      27,556
                                                               -------     -------    --------
    Income from operations..................................    12,805       8,158       5,072
                                                               -------     -------    --------
Other Income (Expense):
  Net (losses) gains on foreign currency transactions.......       (99)         25         145
  Interest and other expense................................      (922)       (918)       (700)
  Interest and other income.................................     2,231         700         239
                                                               -------     -------    --------
                                                                 1,210        (193)       (316)
                                                               -------     -------    --------
Income before provision for income taxes....................    14,015       7,965       4,756
Provision for income taxes..................................     4,779       2,988       1,846
                                                               -------     -------    --------
Net income..................................................     9,236       4,977       2,910
  Less: Preferred stock dividends...........................      (163)       (900)       (475)
       Accretion of non-voting redeemable common stock......       (74)       (204)       (175)
       Adjustment to beneficial conversion feature related
       to   convertible preferred stock.....................       985          --     (15,000)
                                                               -------     -------    --------
    Net income (loss) applicable to common shares...........   $ 9,984     $ 3,873    $(12,740)
                                                               -------     -------    --------
Earnings (loss) per share:
  Basic.....................................................   $  0.52     $  0.25    $  (0.86)
                                                               =======     =======    ========
  Diluted...................................................   $  0.46     $  0.22    $  (0.86)
                                                               =======     =======    ========
Weighted average shares used in per share calculation:
  Basic.....................................................    19,268      15,540      14,837
  Diluted...................................................    21,828      17,271      14,837

  The accompanying notes are an integral part of these consolidated financial statements.

                     INVITROGEN COPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                               COMMON STOCK
                                                                           --------------------
                                             COMMON STOCK             SERIES A               SERIES B         ADDITIONAL
                                          -------------------   --------------------   --------------------    PAID-IN-
                                           SHARES     AMOUNT     SHARES     AMOUNT      SHARES     AMOUNT      CAPITAL
                                          --------   --------   --------   ---------   --------   ---------   ----------
  Balance at December 31, 1996..........    5,894      $ 59       7,226    $     --      1,188    $     --     $  6,024
Recapitalization of stock...............    8,414        84      (7,226)         --     (1,188)         --          (84)
Value of common stock designated
  pursuant to Employee Stock Ownership
  Plan..................................       --        --          --          --         --          --           --
Deferred compensation...................       --        --          --          --         --          --          664
Amortization of deferred compensation
  expense...............................       --        --          --          --         --          --           --
Common stock issued under employee
  plans.................................      202         2          --          --         --          --          258
Shareholder equity contribution.........        9        --          --          --         --          --          286
Repurchase of common stock..............   (1,190)      (12)         --          --         --          --       (1,437)
Beneficial conversion feature related to
  convertible preferred stock...........       --        --          --          --         --          --       15,000
Accretion of beneficial conversion
  feature related to convertible
  preferred stock.......................       --        --          --          --         --          --      (15,000)
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................       --        --          --          --         --          --           --
Foreign currency translation
  adjustment............................       --        --          --          --         --          --           --
Net income..............................       --        --          --          --         --          --           --
                                          -------      ----     -------    ---------   -------    ---------    --------
    Balance at December 31, 1997........   13,329       133          --          --         --          --        5,711
Value of common stock designated
  pursuant to Employee Stock Ownership
  Plan..................................       --        --          --          --         --          --           --
Deferred compensation...................       --        --          --          --         --          --          683
Amortization of deferred compensation
  expense...............................       --        --          --          --         --          --           --
Common stock issued under employee
  plans.................................       38        --          --          --         --          --          206
Shareholder equity contribution.........        6        --          --          --         --          --          297
Tax effect of exercise of stock
  options...............................       --        --          --          --         --          --          138
Repurchase of common stock..............      (34)       --          --          --         --          --         (150)
Stock option issued to acquire
  Morphagen, Inc........................       --        --          --          --         --          --          147
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................       --        --          --          --         --          --           --
Foreign currency translation
  adjustment............................       --        --          --          --         --          --           --
Net income..............................       --        --          --          --         --          --           --
                                          -------      ----     -------    ---------   -------    ---------    --------
    Balance at December 31, 1998........   13,339       133          --          --         --          --        7,032


                                                                             ACCUMULATED
                                                          EMPLOYEE STOCK        OTHER        RETAINED
                                            DEFERRED      OWNERSHIP PLAN    COMPREHENSIVE    EARNINGS    STOCKHOLDERS'
                                          COMPENSATION     CONTRIBUTION     INCOME (LOSS)    (DEFICIT)      EQUITY
                                          -------------   ---------------   --------------   ---------   -------------
  Balance at December 31, 1996..........      $  --            $100             $ (29)        $ 2,399      $  8,553
Recapitalization of stock...............         --              --                --              --            --
Value of common stock designated
  pursuant to Employee Stock Ownership
  Plan..................................         --             100                --              --           100
Deferred compensation...................       (664)             --                --              --            --
Amortization of deferred compensation
  expense...............................        169              --                --              --           169
Common stock issued under employee
  plans.................................         --            (100)               --              --           160
Shareholder equity contribution.........         --              --                --              --           286
Repurchase of common stock..............         --              --                --          (6,385)       (7,834)
Beneficial conversion feature related to
  convertible preferred stock...........         --              --                --              --        15,000
Accretion of beneficial conversion
  feature related to convertible
  preferred stock.......................         --              --                --              --       (15,000)
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................         --              --                --            (990)         (990)
Foreign currency translation
  adjustment............................         --              --               (95)             --           (95)
Net income..............................         --              --                --           2,910         2,910
                                              -----            ----             -----         -------      --------
    Balance at December 31, 1997........       (495)            100              (124)         (2,066)        3,259

Value of common stock designated
  pursuant to Employee Stock Ownership
  Plan..................................         --             100                --              --           100
Deferred compensation...................       (683)             --                --              --            --
Amortization of deferred compensation
  expense...............................        216              --                --              --           216
Common stock issued under employee
  plans.................................         --            (100)               --              --           106
Shareholder equity contribution.........         --              --                --              --           297
Tax effect of exercise of stock
  options...............................         --              --                --              --           138
Repurchase of common stock..............         --              --                --              --          (150)
Stock option issued to acquire
  Morphagen, Inc........................         --              --                --              --           147
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................         --              --                --          (1,761)       (1,761)
Foreign currency translation
  adjustment............................         --              --                84              --            84
Net income..............................         --              --                --           4,977         4,977
                                              -----            ----             -----         -------      --------
    Balance at December 31, 1998........       (962)            100               (40)          1,150         7,413


                                          COMPREHENSIVE
                                              INCOME
                                          --------------
  Balance at December 31, 1996..........      $   --
Recapitalization of stock...............          --
Value of common stock designated
  pursuant to Employee Stock Ownership
  Plan..................................          --
Deferred compensation...................          --
Amortization of deferred compensation
  expense...............................          --
Common stock issued under employee
  plans.................................          --
Shareholder equity contribution.........          --
Repurchase of common stock..............          --
Beneficial conversion feature related to
  convertible preferred stock...........          --
Accretion of beneficial conversion
  feature related to convertible
  preferred stock.......................          --
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................          --
Foreign currency translation
  adjustment............................         (95)
Net income..............................       2,910
                                              ------
    Balance at December 31, 1997........      $2,815
                                              ======
Value of common stock designated
  pursuant to Employee Stock Ownership
  Plan..................................          --
Deferred compensation...................          --
Amortization of deferred compensation
  expense...............................          --
Common stock issued under employee
  plans.................................          --
Shareholder equity contribution.........          --
Tax effect of exercise of stock
  options...............................          --
Repurchase of common stock..............          --
Stock option issued to acquire
  Morphagen, Inc........................          --
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................          --
Foreign currency translation
  adjustment............................          84
Net income..............................       4,977
                                              ------
    Balance at December 31, 1998........      $5,061
                                              ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
                                 (IN THOUSANDS)

                                                                               COMMON STOCK
                                                                           --------------------
                                             COMMON STOCK             SERIES A               SERIES B         ADDITIONAL
                                          -------------------   --------------------   --------------------    PAID-IN-
                                           SHARES     AMOUNT     SHARES     AMOUNT      SHARES     AMOUNT      CAPITAL
                                          --------   --------   --------   ---------   --------   ---------   ----------
Initial public stock offering...........    3,525        35          --          --         --          --       48,094
Conversion of redeemable preferred
  stock.................................    2,203        22          --          --         --          --          729
Adjustment to beneficial conversion
  feature related to convertible
  preferred stock.......................       --        --          --          --         --          --          985
Accretion of beneficial conversion
  feature related to convertible
  preferred stock.......................       --        --          --          --         --          --         (985)
Secondary stock offering................    2,400        24          --          --         --          --       56,443
Deferred compensation...................       --        --          --          --         --          --          126
Amortization of deferred compensation
  expense...............................       --        --          --          --         --          --          (20)
Common stock issued under employee
  plans.................................    1,003        11          --          --         --          --        3,240
Shareholder equity contribution.........       --        --          --          --         --          --           80
Tax effect of exercise of stock
  options...............................       --        --          --          --         --          --        6,200
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................       --        --          --          --         --          --           --
Foreign currency translation
  adjustment............................       --        --          --          --         --          --           --
Net income..............................       --        --          --          --         --          --           --
                                          -------      ----     -------    ---------   -------    ---------    --------
    Balance at December 31, 1999........   22,470      $225          --    $     --         --    $     --     $121,924
                                          =======      ====     =======    =========   =======    =========    ========


                                                                             ACCUMULATED
                                                          EMPLOYEE STOCK        OTHER        RETAINED
                                            DEFERRED      OWNERSHIP PLAN    COMPREHENSIVE    EARNINGS    STOCKHOLDERS
                                          COMPENSATION     CONTRIBUTION     INCOME (LOSS)    (DEFICIT)      EQUITY
                                          -------------   ---------------   --------------   ---------   ------------
Initial public stock offering...........         --              --                --             --         48,129
Conversion of redeemable preferred
  stock.................................         --              --                --             --            751
Adjustment to beneficial conversion
  feature related to convertible
  preferred stock.......................         --              --                --             --            985
Accretion of beneficial conversion
  feature related to convertible
  preferred stock.......................         --              --                --             --           (985)
Secondary stock offering................         --              --                --             --         56,467
Deferred compensation...................       (126)             --                --             --             --
Amortization of deferred compensation
  expense...............................        342              --                --             --            322
Common stock issued under employee
  plans.................................         --            (100)               --             --          3,151
Shareholder equity contribution.........         --              --                --             --             80
Tax effect of exercise of stock
  options...............................         --              --                --             --          6,200
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................         --              --                --           (685)          (685)
Foreign currency translation
  adjustment............................         --              --              (399)            --           (399)
Net income..............................         --              --                --          9,236          9,236
                                              -----            ----             -----         ------       --------
    Balance at December 31, 1999........      $(746)           $ --             $(439)        $9,701       $130,665
                                              =====            ====             =====         ======       ========


                                          COMPREHENSIVE
                                              INCOME
                                          --------------
Initial public stock offering...........          --
Conversion of redeemable preferred
  stock.................................          --
Adjustment to beneficial conversion
  feature related to convertible
  preferred stock.......................          --
Accretion of beneficial conversion
  feature related to convertible
  preferred stock.......................          --
Secondary stock offering................          --
Deferred compensation...................          --
Amortization of deferred compensation
  expense...............................          --
Common stock issued under employee
  plans.................................          --
Shareholder equity contribution.........          --
Tax effect of exercise of stock
  options...............................          --
Preferred and common stock dividends
  declared and accretion of redemption
  value over stated value on subsidiary
  common stock..........................          --
Foreign currency translation
  adjustment............................        (399)
Net income..............................       9,236
                                              ------
    Balance at December 31, 1999........      $8,837
                                              ======

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  9,236   $  4,977   $ 2,910
  Adjustments to reconcile net income to net cash provided
    by operating activities:
  Depreciation and amortization.............................     4,472      3,238     2,362
  Amortization of deferred compensation.....................       322        216       169
  Employee stock ownership plan contribution................        --        100       100
  Deferred income taxes.....................................      (700)        45      (676)
  Non-cash write-off of investments.........................        --         --       330
  Non-cash merger related costs.............................     1,820         --        --
  Other non-cash adjustments................................       409         26       179
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (3,383)    (2,174)   (1,298)
    Inventories.............................................    (1,620)    (2,426)      (65)
    Prepaid expenses and other current assets...............      (447)      (342)     (171)
    Other assets............................................       405       (530)     (310)
    Accounts payable........................................      (118)     1,920       710
    Accrued expenses........................................     2,103      1,101       405
    Income taxes payable....................................       703        469      (172)
                                                              --------   --------   -------
      Net cash provided by operating activities.............    13,202      6,620     4,473
                                                              --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Change in short-term investments..........................     4,214       (438)   (3,777)
  Payments received on notes receivable.....................       150         27       509
  Purchases of property and equipment.......................    (5,249)   (10,080)   (4,330)
  Payments for intangible assets............................    (1,741)      (958)     (254)
  Investment in related party...............................        --         --      (500)
                                                              --------   --------   -------
      Net cash used in investing activities.................    (2,626)   (11,449)   (8,352)
                                                              --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances (principal payments) on lines of credit, net.....      (925)      (487)      976
  Proceeds from long term obligations.......................     1,916      4,708     1,447
  Principal payments on long term obligations...............    (2,260)    (2,338)   (1,747)
  Proceeds from sale of preferred stock.....................        --         --    14,766
  Proceeds from sale of common stock and equity
    contributions...........................................   108,138        359       447
  Redemption of preferred and common stock and payment of
    accrued dividends.......................................   (17,507)      (657)     (340)
  Repurchase of common stock................................        --       (150)   (7,834)
                                                              --------   --------   -------
      Net cash provided by financing activities.............    89,362      1,435     7,715
  Effect of exchange rate changes on cash...................       (45)       183      (105)
                                                              --------   --------   -------
      Net increase (decrease) in cash and cash
       equivalents..........................................    99,893     (3,211)    3,731
  Cash and cash equivalents, beginning of period............     2,345      5,556     1,825
                                                              --------   --------   -------
  Cash and cash equivalents, end of period..................  $102,238   $  2,345   $ 5,556
                                                              ========   ========   =======
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Conversion of Convertible Redeemable Preferred Stock into
    Redeemable Preferred Stock..............................  $ 14,015   $     --   $    --
                                                              ========   ========   =======
  Conversion of Redeemable Preferred Stock into Common
    Stock...................................................  $    751   $     --   $    --
                                                              ========   ========   =======
  Preferred dividends declared..............................  $    163   $    900   $   475
                                                              ========   ========   =======
  Accretion of redemption value for redeemable common
    stock...................................................  $     74   $    204   $   175
                                                              ========   ========   =======
  Deferred compensation.....................................  $    164   $    683   $   664
                                                              ========   ========   =======
  Contribution of common stock to ESOP......................  $    100   $    100   $   100
                                                              ========   ========   =======
  Note issued for patent rights.............................  $  1,000   $     --   $    --
                                                              ========   ========   =======
  Property acquired with debt...............................  $  3,500   $     --   $    --
                                                              ========   ========   =======
  Converted deposit to note receivable-officer..............  $     --   $    150   $    --
                                                              ========   ========   =======
  Options issued for assets of Morphagen, Inc...............  $     --   $    147   $    --
                                                              ========   ========   =======
  Note issued for Serva product line assets acquired........  $     --   $    500   $    --
                                                              ========   ========   =======
  Accretion of beneficial conversion feature of convertible
    preferred stock.........................................  $     --   $     --   $15,000
                                                              ========   ========   =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................  $    644   $    716   $   694
                                                              ========   ========   =======
  Cash paid for income taxes................................  $  3,659   $  1,971   $ 1,980
                                                              ========   ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

1.  BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

    Invitrogen Corporation (the "Company") was incorporated in the state of California on September 29, 1989. The Company operates in one business segment which develops, manufactures and sells products designed to facilitate molecular biology research. The Company sells its products to researchers at universities, corporations, and research institutions throughout North America, the Pacific Rim and Europe. In 1997, the Company changed its state of incorporation to Delaware. In connection with the Company's recapitalization, all of the Series A common stock and Series B common stock of the former California Corporation were converted to the common stock of the new Delaware corporation; accordingly, Series A common stock and Series B common stock ceased to exist (see Note 3).

    On August 17, 1999, the Company consummated a merger with NOVEX, in a stock-for-stock transaction (see Note 2). NOVEX, formerly known as Novel Experimental Technology, a California Corporation, was incorporated on April 5, 1989. NOVEX manufactures protein and nucleic acid electrophoresis gels and related equipment, solutions, standards, and fine chemicals, primarily for use in research laboratories. On February 2, 2000, the Company consummated a merger with Research Genetics, an Alabama Corporation, incorporated on June 1, 1994 (see Note 2). Research Genetics supplies products and services for functional genomics and gene-based drug discovery research. On June 21, 2000, the Company consummated a merger with Ethrog Biotechnologies, Ltd., a privately-held company located in Israel. Ethrog manufactures a fully enclosed system for the electrophoretic separation of macromolecules. These transactions have been accounted for as pooling of interests' and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combinations to include the financial results of Invitrogen, NOVEX, Research Genetics and Ethrog.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its 100% controlled subsidiaries, Invitrogen B.V., which commenced operations in The Netherlands in April 1993, NOVEX Electrophoresis GmbH (formerly known as Anamed GmbH), which commended operations in Germany in December 1992, Serva GmbH, incorporated in Germany in May 1998, Invitrogen Export Company, Ltd., a foreign sales corporation incorporated in 1996, NOVEX International Sales Corporation, incorporated in February 1997 and Ethrog Biotechnologies, Ltd., incorporated in August 1993. All significant intercompany accounts and transactions have been eliminated in consolidation.

CONCENTRATIONS OF RISKS

    SEGMENT AND GEOGRAPHIC DATA. The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" and has determined that it operates in one business segment dedicated to molecular biology research. The

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Company does not report product line information as it would be impracticable to do so. Information about the Company by geographic area is as follows:

(IN THOUSANDS)                                                  1999       1998       1997
--------------                                                --------   --------   --------
Product sales to unrelated customers located in:
  North America.............................................  $63,017    $48,198    $39,994
  Europe....................................................   22,475     17,089     10,672
  Pacific Rim...............................................    5,728      4,023      3,538
                                                              -------    -------    -------
    Total product revenue...................................  $91,220    $69,310    $54,204
                                                              =======    =======    =======
Net long-lived assets located in:
  North America.............................................  $19,139    $15,426
  Europe....................................................    2,443      3,380
  Other foreign.............................................       96        115
                                                              -------    -------
    Total net long-lived assets.............................  $21,678    $18,921
                                                              =======    =======

    CUSTOMERS. Approximately $39.5 million, $29.7 million and $23.9 million, or 42%, 42% and 43% of the Company's revenues during the years ended December 31, 1999, 1998, and 1997, respectively, were derived from university and research institutions which management believes are, to some degree, directly or indirectly supported by the U.S. Government. A change in current research fundings, particularly with respect to the National Institute of Health, may have an adverse impact on the Company's future results of operations.

REVENUE RECOGNITION

    Revenues from product sales are recognized upon shipment to the customer. The Company does not receive material upfront fees; those that are received are deferred and recognized upon shipment to the customers. Grant revenue is recorded as earned, as defined within the specific agreements and is not refundable. Grant revenue was $1.7 million, $1.3 million and $1.1 million in 1999, 1998 and 1997, respectively. Cost of grant revenue is included in research and development.

    Royalty revenue is recognized when earned, generally upon the receipt of cash, and is not refundable.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 1999 and 1998 consist primarily of U.S. Treasury and government agency obligations, corporate debt securities and dividend-bearing securities.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INVENTORIES

    Inventories are stated at lower of cost (first-in, first-out method) or market. The Company reviews the components of its inventory on a quarterly basis for excess, obsolete and impaired inventory and makes appropriate dispositions as obsolete stock is identified.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (3 to 39 years) using the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

INTANGIBLE ASSETS

    Intangible assets represent patents, license agreements and genome libraries, are recorded at cost and are amortized on a straight-line basis over estimated useful lives of 3 to 17 years. The excess of cost over the fair value of the net tangible assets purchased (goodwill) arose from the Company's 1996 acquisition of its wholly-owned subsidiary, NOVEX Electrophoresis GmbH, and is being amortized over ten years.

LONG-LIVED ASSETS

    The Company has adopted Statement of Financial Accounting Standards
No. 121, "Accounting for the Impairment of Long-Lived Assets". The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flow in future periods as well as the strategic significance of any intangible asset in the Company's business objectives.

RESEARCH AND DEVELOPMENT COSTS

    All research and development costs are charged to operations as incurred.

INCOME TAXES

    The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Statement Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FOREIGN CURRENCY TRANSLATION

    The balance sheet accounts of the Company's foreign operations are translated from their respective foreign currencies into U.S. dollars at the exchange rate in effect at the balance sheet date and revenue and expense accounts are translated using an average exchange rate during the period of recognition. The effects of translation are recorded as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies are recorded using the actual exchange differences on the date of the transaction and are included in the consolidated statements of income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of all financial instruments such as cash equivalents, foreign cash accounts, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items. The Company believes the carrying amounts of the Company's line of credit and obligations under capital leases approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates.

COMPUTATION OF EARNINGS PER SHARE

    The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 requires companies to compute basic and diluted per share data for all periods for which an income statement is presented. Basic earnings per share was computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if the income were divided by the weighted-average number of common shares and potential common shares from outstanding stock options. Potential common shares were calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options. Diluted earnings per share does not consider the impact of the conversion of outstanding redeemable convertible preferred stock as its inclusion would be anti-dilutive for all periods presented. Potentially dilutive securities are not considered in the calculation of net loss per share as their impact would be antidilutive.

COMPREHENSIVE INCOME

    The Company has implemented Statement of Financial Accounting Standards
No. 130 "Comprehensive Income." This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accordingly, in addition to reporting net income under the current rules, the Company is required to display the impact of any fluctuations in its foreign currency translation adjustments as a component of

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) comprehensive income and to display an amount representing total comprehensive income for each period presented.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the SEC's view in applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 is effective for all registrants during the fourth quarter of fiscal 2000. Management has reviewed the impact of SAB No. 101 on the Company's financial statements, and does not believe that its adoption will have a material impact on the Company's financial statements.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 was amended by SFAS No. 137 which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is effective for our first quarter in the fiscal year ending March 31, 2001 and is not expected to have a material effect on our financial position or results of operations.

RECLASSIFICATIONS

    Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

2.  BUSINESS COMBINATIONS

ETHROG BIOTECHNOLOGIES MERGER

    On June 21, 2000, the Company completed a merger with Ethrog Biotechnologies, Ltd., a privately-held company located in Israel that has developed and patented a novel, fully enclosed system for the electrophoretic separation of macromolecules. The Company issued 198,869 shares of its common stock for all of the capital stock of Ethrog in a transaction that has been accounted for as a pooling of interests. Costs incurred as a result of the merger were $.2 million and are subject to change. These costs were expensed in June 2000 upon completion of the merger. As of June 30, 2000, the Company had $.1 million remaining in accrued merger related costs.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

2.  BUSINESS COMBINATIONS (CONTINUED)
RESEARCH GENETICS MERGER

    On February 2, 2000, the Company completed a merger with Research Genetics, a privately-held U.S. company that supplies products and services for functional genomics and gene-based drug discovery research. The Company issued 3.2 million shares of common stock for all of the outstanding common stock of Research Genetics. The transaction has been accounted for as a pooling of interests and qualifies as a tax free exchange. Costs incurred as a result of the merger and related integration are expected to be $6.4 million and are subject to change. These costs were expensed in February 2000 upon completion of the merger.

NOVEX MERGER

    On August 17, 1999, the Company consummated a merger with NOVEX, in a stock-for-stock transaction. NOVEX manufactures protein and nucleic acid electrophoresis gels and related equipment, solutions, standards, and fine chemicals, primarily for use in research laboratories.

    Invitrogen issued 2,530,124 shares of common stock in exchange for all the outstanding shares of NOVEX stock based on an exchange ratio of approximately
 .23188 shares of Invitrogen common stock for each share of NOVEX common stock. Invitrogen also assumed and exchanged all options to purchase NOVEX common stock for options to purchase 469,678 shares of Invitrogen common stock. The merger is intended to qualify as a tax-free reorganization and has been accounted for as a pooling of interests. In August 1999, after the merger was completed, the Company recorded $4.4 million in merger-related costs. These costs included transaction costs to complete the merger, severance, write-downs of duplicate property, plant and equipment and other costs to close duplicate facilities. The duplicate facilities were located in San Diego, California and in Frankfurt, Germany and the closure of these facilities included workforce reductions of approximately 45 employees in 1999 and 22 in 2000. It is expected that the closure of the duplicate facilities will be completed by the end of 2000. At December 31, 1999 the Company had $1.7 million remaining in accrued merger related costs, which are subject to change.

    Prior to the merger, NOVEX used a fiscal year ending March 31. In order to report the combined results on a consistent basis, NOVEX's fiscal years have been recast to a twelve-month period ended December 31, for all periods presented. These recast results have been combined with the corresponding fiscal years ended December 31, 1999, 1998 and 1997, of Invitrogen to arrive at the financial information presented. The combined results of operations of Invitrogen and NOVEX are presented as if the merger had occurred at the beginning of the periods presented.

    The combined results of operations of Invitrogen, Research Genetics, Ethrog and NOVEX are presented as if the mergers had occurred at the beginning of the periods presented.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

2.  BUSINESS COMBINATIONS (CONTINUED)
    The reconciliations of revenues and net income previously reported prior to the respective mergers by the separate companies to the combined results reported in the consolidated statements of income for the years ended
December 31, 1999, 1998 and 1997 are as follows:

(IN THOUSANDS)                                       1999       1998       1997
--------------                                     --------   --------   --------
Revenues:
  Invitrogen.....................................  $49,530    $31,414    $24,965
  Research Genetics..............................   24,581     17,006     14,331
  NOVEX..........................................   18,807     22,293     16,240
  Ethrog.........................................      753        609          7
  Intercompany sales.............................     (726)      (729)      (202)
                                                   -------    -------    -------
                                                   $92,945    $70,593    $55,341
                                                   =======    =======    =======

(IN THOUSANDS)                                          1999       1998       1997
--------------                                        --------   --------   --------
Net Income (Loss):
  Invitrogen........................................   $5,526     $2,978     $2,524
  Research Genetics.................................    2,395      1,289        982
  NOVEX.............................................    1,139      1,252        (89)
  Ethrog............................................      (46)      (299)      (522)
  Eliminations......................................      222       (243)        15
                                                       ------     ------     ------
                                                       $9,236     $4,977     $2,910
                                                       ======     ======     ======

SERVA ACQUISITION

    In May 1998, the Company purchased the assets of the Serva product line from Boehringer Ingelheim Bioproducts Partnership ("Boehringer Ingelheim") in Heidelberg, Germany. The purchase price was $1.5 million comprised of $.8 million in cash, acquisition costs of $.2 million, and a promissory note for $.5 million. The assets acquired include inventory and property with an estimated fair value of $1.5 million. Revenues, expenses and acquired assets relating to this product line are included in the consolidated financial statements from the date of acquisition

3.  RELATED PARTY TRANSACTIONS

INVESTMENT IN MORPHAGEN, INC.

    In February 1997, the Company entered into an agreement with Morphagen, Inc., a start-up company, for an initial investment of $500,000 in exchange for 109,850 shares of Series A Preferred Stock of Morphagen, Inc. The former president of Morphagen, Inc. is the spouse of a member of the board of directors of the Company. On November 3, 1998, the Company acquired all of the outstanding common stock of Morphagen, Inc. which the Company did not already own for 50,000 options to purchase company stock at $8.50 per share. In connection with this acquisition, the Company recorded $147,000 as additional paid-in-capital representing the estimated fair value of the options issued.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

3.  RELATED PARTY TRANSACTIONS (CONTINUED)
RESEARCH GENETICS

    Related party transactions consist of minor pass-through arrangements with various start-up biotech companies in which the President of Research Genetics holds a nominal equity interest.

ETHROG BIOTECHNOLOGIES

    Related party transactions consist of insignificant short-term and long-term notes payable to a shareholder who was a majority shareholder of Ethrog prior to the merger.

COMMON STOCK

    In connection with the Company's recapitalization in 1997, all of the Series A common stock and Series B common stock of the former California Corporation were converted to the common stock of the new Delaware corporation; accordingly, Series A common stock and Series B common stock ceased to exist.

    SERIES A. All outstanding shares of Series A common stock have been issued to founders, directors, employees or consultants of the Company pursuant to agreements which entitles the Company to repurchase the shares at the current market value in the event of termination of employment.

    SERIES B. All outstanding shares of Series B common stock have been issued to the president and majority stockholder of the Company. The Series B common stock has the same rights, preferences, privileges and restrictions of Series A common stock except the Series B shares may not vote in the election of directors of the Company. In 1997, the Company converted all the outstanding Series B common stock to Series A common stock on a one to one basis.

4.  INVENTORIES

    Inventories include material, labor and overhead costs and consist of the following at December 31:

(IN THOUSANDS)                                                  1999       1998
--------------                                                --------   --------
Raw materials and components................................   $2,002     $1,851
Work in process.............................................    1,082      1,217
Finished goods..............................................    4,472      2,953
                                                               ------     ------
                                                               $7,556     $6,021
                                                               ======     ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

5.  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at December 31:

(IN THOUSANDS)                                              1999       1998
--------------                                            --------   --------
Land....................................................  $  5,592   $  2,107
Building and improvements...............................     5,845      5,304
Machinery and equipment.................................    22,110     20,385
Leasehold improvements..................................     1,976      1,523
Construction in process.................................        10        302
                                                          --------   --------
                                                            35,533     29,621
Accumulated depreciation and amortization...............   (13,855)   (10,700)
                                                          --------   --------
                                                          $ 21,678   $ 18,921
                                                          ========   ========

6.  INTANGIBLE ASSETS

    Intangible assets consist of the following at December 31:

(IN THOUSANDS)                                                  1999       1998
--------------                                                --------   --------
Licensing agreements (see Note 11)..........................   $2,691     $  834
Patents and trademarks......................................    1,305        848
Genome libraries............................................      806        350
Goodwill....................................................      156        156
Other.......................................................       49         49
                                                               ------     ------
                                                                5,007      2,237
Accumulated amortization....................................     (868)      (377)
                                                               ------     ------
                                                               $4,139     $1,860
                                                               ======     ======

7.  ACCRUED EXPENSES

    Accrued expenses consist of the following at December 31:

(IN THOUSANDS)                                                  1999       1998
--------------                                                --------   --------
Accrued purchases...........................................   $  734     $  944
Accrued payroll and related expenses........................    1,482      1,186
Accrued benefit plan contributions..........................      692        254
Accrued merger related costs................................    1,678         --
Customer prepayments........................................      171        192
Accrued other...............................................      495        651
                                                               ------     ------
                                                               $5,252     $3,227
                                                               ======     ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

8.  LINES OF CREDIT

    The Company has an available line of credit for advances up to $3 million. The credit facility bears interest at the bank's Libor rate (6.5% at December 31, 1999) plus 2% or the bank's prime rate (8.5% at December 31, 1999). The line of credit expires on October 1, 2001. No amounts were outstanding on this credit facility at December 31, 1999. The line is collateralized by assets with a net book value of $135.5 million at December 31, 1999. The line of credit agreement contains various normal and customary financial covenants, which the Company was in compliance with for all periods presented.

    In February and March 2000, due to sufficient cash balances, the Company terminated certain revolving line of credit facilities with banks for advances totaling up to $2.7 million. At December 31, 1999, $415,000 was outstanding on these lines and $2,285,000 was available. The outstanding balances on the lines were paid in full in January and March 2000.

    In addition, the Company through Ethrog had two short term notes payabale. The notes had an interest rate of 18.5%, and were indexed to the New Israeli Shekels. The notes were personally guaranteed by the former major shareholders of Ethrog, contained no financial convenants, and were renewed on a month-to-month basis as long as the personal guarantee of the shareholders remained in place. As of December 31, 1999 the balance of the notes was $435,000.

9.  LONG TERM OBLIGATIONS

    The Company leases certain equipment under capital leases which are due in aggregate monthly installments of $8,000 and mature at various dates through November 2002. Property and equipment, net, at December 31, 1999 and 1998, include approximately $326,000 and $398,000, respectively, of equipment under capital leases which have been capitalized.

    Long term obligations consist of the following at December 31:

(IN THOUSANDS)                                                 1999       1998
--------------                                               --------   --------
Notes payable to SouthTrust Bank, paid in full March
  2000.....................................................  $ 8,855     $3,862
Bonds payable to State Industrial Development Authority of
  Alabama, interest due monthly, principal due annually
  through 2008, variable rate interest, supported by a
  letter of credit for $3.6 million with a bank............    2,880      3,120
Note payable to Molecular Biology Resources, principal and
  interest due annually through June 2003, with interest at
  6%, supported by a standby letter of credit with a
  bank.....................................................    1,030         --
Note payable to Boehringer Ingelheim, payable $500 plus
  interest on December 31, 1999, with interest at 8%,
  supported by a standby letter of credit with a bank, paid
  in full January 2000.....................................      500        500
Other notes payable........................................      187      1,820
Capital leases.............................................      172        138
                                                             -------     ------
                                                              13,624      9,440
Less current maturities....................................   (6,300)    (1,345)
                                                             -------     ------
                                                             $ 7,324     $8,095
                                                             =======     ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

9.  LONG TERM OBLIGATIONS (CONTINUED)
    The bonds payable represent Variable Rate Industrial Development Revenue Bonds issued for the benefit of Research Genetics. Improvements and equipment acquired with the bond proceeds become the property of the Industrial Development Board of the City of Huntsville, Alabama. The Company has entered into a lease arrangement with the Board whereby the property is leased for one dollar per year through January 1, 2008. At that time, the Company has an option to purchase the property from the Board for one hundred dollars.

    Maturities of long term obligations at December 31, 1999 are as follows:

                                                              YEARS ENDING
(IN THOUSANDS)                                                DECEMBER 31,
--------------                                                ------------
2000........................................................     $ 6,300
2001........................................................       1,443
2002........................................................       1,234
2003........................................................       1,124
2004........................................................         853
Thereafter..................................................       2,670
                                                                 -------
                                                                 $13,624
                                                                 =======

10.  INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities are as follows at December 31:

(IN THOUSANDS)                                                  1999       1998
--------------                                                --------   --------
Deferred tax assets:
  Various accruals..........................................   $  842     $  743
  Net operating loss and credit carryforwards...............    2,147         --
  State taxes...............................................       66         91
  Depreciation and amortization.............................      161         --
  Reserves..................................................      160        141
  Other.....................................................      302        188
                                                               ------     ------
Total deferred tax assets...................................    3,678      1,163
Deferred tax liabilities:
  Valuation allowance.......................................       --         --
  Depreciation and amortization.............................     (439)      (322)
                                                               ------     ------
Net deferred tax assets.....................................   $3,239     $  841
                                                               ======     ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

10.  INCOME TAXES (CONTINUED)
    Income before income taxes includes the following components for the years ended December 31:

(IN THOUSANDS)                                         1999       1998       1997
--------------                                       --------   --------   --------
United States......................................  $11,224     $7,395     $4,522
Foreign............................................    2,791        570        234
                                                     -------     ------     ------
                                                     $14,015     $7,965     $4,756
                                                     =======     ======     ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

10.  INCOME TAXES (CONTINUED)

    The provision for income taxes consists of the following for the years ended December 31:

(IN THOUSANDS)                                         1999       1998       1997
--------------                                       --------   --------   --------
Current:
  Federal..........................................  $ 5,183     $2,040     $1,628
  State............................................    1,103        414        363
  Foreign..........................................    1,015        342        334
                                                     -------     ------     ------
Total current provision............................    7,301      2,796      2,325
                                                     -------     ------     ------
Deferred:
  Federal..........................................   (2,165)       168       (344)
  State............................................     (357)        24       (135)
                                                     -------     ------     ------
Total deferred provision...........................   (2,522)       192       (479)
                                                     -------     ------     ------
Total provision....................................  $ 4,779     $2,988     $1,846
                                                     =======     ======     ======

    The difference between the provision for income taxes and the amounts that would be obtained by applying the Federal statutory rate to income before income taxes relates primarily to the utilization of certain tax credit and net operating loss carryforwards.

    The provision for income taxes differs from the amount computed by applying the federal statutory rate to the Company's income before provision for income taxes as follows for the years ended December 31:

(IN THOUSANDS)                                          1999       1998       1997
--------------                                        --------   --------   --------
Federal tax provision at statutory rate.............   $4,702     $2,892     $1,790
State tax, net of federal benefit...................      408        460        276
Foreign Sales Corporation Benefit...................      (98)       (74)       (39)
Research and development and other credits..........     (384)      (455)      (280)
Change in valuation allowance.......................       --        (80)        26
Other...............................................      151        245         73
                                                       ------     ------     ------
Provision for income taxes..........................   $4,779     $2,988     $1,846
                                                       ======     ======     ======

    The Company's Israeli subsidiary is under a tax-free holiday which is available to be used any 10 of 14 years. Due to the tax holiday the Company has not recorded any provision or benefit for income taxes or deferred tax assets with respect to losses that may be carried forward for tax purposes.

    The tax benefit associated with the disqualifying dispositions by employees of shares issued in the Company's stock options plans reduced taxes payable by $6.2 million and $138,000 for 1999 and 1998, respectively. A portion of this benefit was utilized in the current year and has been reflected as additional paid-in-capital in the accompanying consolidated statement of stockholders' equity.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

11.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company leases certain equipment and its office and manufacturing facilities under operating leases which expire through September 2010. Certain rental commitments provide for specific escalating rental payments and certain commitments have renewal options extending through the year 2015. Rent expense under all operating leases was $1.2 million, $1.3 million and $1.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.

    Future minimum lease commitments for operating leases at December 31, 1999 are as follows:

Years Ending December 31,
2000........................................................  $ 1,475
2001........................................................    1,490
2002........................................................    1,326
2003........................................................    1,335
2004........................................................    1,388
Thereafter..................................................    6,209
                                                              -------
  Total minimum lease payments..............................  $13,223
                                                              =======

LICENSING AGREEMENTS

    The Company manufactures and sells certain products under several licensing agreements. The agreements require royalty payments based upon various percentages of sales or profits from the products. Terms of the agreements generally range from the remaining life of the patent up to twenty years and initial costs are amortized over their terms using the straight-line method. Total royalties paid under the agreements were approximately $1.2 million, $1.4 million and $1.1 million for the years ended December 31, 1999, 1998 and 1997, respectively.

    Certain of the licensing agreements require guaranteed minimum annual royalty payments, to maintain exclusivity. Future minimum guaranteed royalties at December 31, 1999 are as follows:

(IN THOUSANDS)
--------------
Years Ending December 31,
2000........................................................  $  643
2001........................................................     708
2002........................................................     693
2003........................................................     696
2004........................................................     660
Thereafter..................................................   2,682
                                                              ------
                                                              $6,082
                                                              ======

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
PURCHASE COMMITMENTS

    The Company has minimum purchase commitments for inventory from certain vendors. Future minimum guaranteed minimum purchase commitments at December 31, 1999 are as follows:

(IN THOUSANDS)
--------------
Years Ending December 31,
2000........................................................  $  812
2001........................................................     837
2002........................................................     987
2003........................................................   1,026
2004........................................................   1,000
Thereafter..................................................   1,871
                                                              ------
                                                              $6,533
                                                              ======

LITIGATION

    The Company and its subsidiaries are subject to claims and from time to time are named as defendants in legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to those actions will not materially affect the financial position or results of operations of the Company.

HEDGING

    At December 31, 1999 the Company had outstanding put options to sell
1.7 million U.K. pounds sterling at $1.63 per pound. Additionally, the Company had outstanding call options to purchase 1.7 million U.K. pounds sterling at $1.66 per pound. These contracts expire monthly through December 2000. The above contracts had no net value at December 31, 1999.

12.  REDEEMABLE COMMON STOCK OF INVITROGEN B.V.

    Effective February 26, 1993, Invitrogen B.V. entered into a money loan agreement with N.V. Noordelijke Ontwikkelingsmaatschappij, Investment and Development Company for the Northern Netherlands ("NOM"). As of December 31, 1994, the due date of the Loan, the Company had borrowed $618,000, at a 15% effective interest rate, under the agreement which had provisions by which NOM could convert its loan balance to Invitrogen B.V. common stock. On April 7, 1995, the Company, Invitrogen B.V. and NOM entered into a Shareholders' Agreement. As a result, Invitrogen B.V. issued 18,000 shares of non-voting redeemable common stock to NOM in exchange for the Netherlands Guilder (NLG)
1.8 million. The proceeds from the issuance of the non-voting redeemable common stock were utilized to retire the outstanding debt of $618,000 (NLG
1.2 million). The Company redeemed all of the shares on April 7, 1999 for the redemption amount of NLG 3,150,000 (U.S. dollars $1,507,000).

    The excess of the redemption value over the issue price was accredited by periodic charges to equity over the life of the issue through April 7, 1999.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

13.  PREFERRED STOCK

AUTHORIZED SHARES

    The Company has authorized 6,405,884 shares of preferred stock, designated as follows:

                                                               SHARES
                                                              ---------
Series A cumulative convertible redeemable preferred
  stock.....................................................  2,202,942
Series A redeemable preferred stock.........................  2,202,942
Undesignated preferred stock................................  2,000,000
                                                              ---------
Total preferred shares......................................  6,405,884
                                                              =========

    The Series A Cumulative Convertible Redeemable Preferred Stock ("Convertible Preferred Stock") accrues dividends at a rate of 6% per annum and has a liquidation preference of $6.8091 per share plus accrued and unpaid dividends. Additionally, the Convertible Preferred Stock entitles the holder thereof to elect one director of the Company and vote on certain other significant transactions, voting together as one separate class. The Convertible Preferred Stock may be voluntarily converted upon the election of holders of not less than 66.67% of the voting power of this stock. The rate at which the Convertible Preferred Stock converts to common stock is automatically adjusted in the event of most future issuances of equity securities by the Company below the original purchase price of the Convertible Preferred Stock. After June 18, 2003, any holders of the Convertible Preferred Stock have the right to require the Company to redeem their shares for the original purchase price plus accrued dividends. There were no shares of Convertible Preferred Stock outstanding at December 31, 1999.

    The Series A Redeemable Preferred Stock ("RPS") accrues dividends at 3% per annum and entitles the holder thereof to one vote per outstanding share in the election of one director of the Company, voting together as a separate class. The RPS is redeemable upon the occurrence of a qualified public offering or sale or other qualified event. Upon liquidation, the RPS is entitled to be paid out of the assets of the Company at the redeemable base liquidation amount (original issue price of $6.8091 per share plus accrued dividends) per share determined at the measurement date. There were no shares of RPS outstanding at December 31, 1999.

ISSUED SHARES

    On June 20, 1997, the Company entered into a stock purchase agreement with a group of three investors ("Investors"). The Company sold 2,202,942 shares of Convertible Preferred Stock at $6.8091 per share to the Investors in exchange for $14,766,000, net of issuance costs. Additionally in conjunction with the stock purchase agreement, the Company repurchased and retired 1,101,471 shares of the Company's common stock at $6.8091 per share, representing the fair value of these shares, from certain stockholders of the Company in exchange for $7.5 million. In accordance with Emerging Issues Task Force D-60 ("EITF D-60"), "Accounting for the Issuance of Convertible Preferred Stock and Debt Securities with a Nondetachable Conversion Feature," the maximum possible premium to holders of convertible preferred stock ($15 million) was recognized as a beneficial conversion feature through a charge to equity on June 20, 1997, the date the Convertible Preferred Stock first became convertible. This $15 million charge has been recognized as a reduction to earnings available to common stockholders in 1997.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

13.  PREFERRED STOCK (CONTINUED)
SUBSEQUENT CONVERSION AND REDEMPTION

    In February 1999, upon the closing of the Company's Initial Public Offering ("IPO") (see Note 14), each of the 2,202,942 outstanding shares of Convertible Preferred Stock were automatically converted into 2,202,942 shares of common stock and 2,202,942 shares of RPS. At the closing of the IPO, the RPS was redeemed for $14,015,000 and accumulated dividends on the Convertible Preferred Stock of $1,538,000 were paid. Upon determination of the final redemption price of $14,015,000 at the IPO a credit to equity of $985,000 was recorded which has been reported as an adjustment to Income Available to Common Stockholders in the statement of income for the quarter ended March 31, 1999.

14.  COMMON STOCK, INITIAL PUBLIC OFFERING AND SECONDARY STOCK OFFERING

AUTHORIZED SHARES

    In November 1998, the Company amended its bylaws to reflect an increase of authorized shares of common stock from 20,000,000 to 50,000,000.

STOCK SPLIT

    On June 20, 1997, the Company approved a recapitalization which authorized 20,000,000 shares of common stock and a stock split that converted each share of Class A and Class B stock into seven shares of common stock of the Company. All prior period share amounts have been restated to reflect the stock split.

INITIAL PUBLIC OFFERING

    In February 1999, the Company completed its initial public offering and issued 3,525,000 newly issued shares of its Common Stock at a price of $15.00 per share. The Company received $48.1 million in cash, net of underwriting discounts, commissions and other offering costs.

SECONDARY STOCK OFFERING

    In November 1999, the Company completed a secondary stock offering and issued 2,400,000 newly issued shares of its Common Stock at a price of $25.00 per share. The Company received $56.5 million in cash, net of underwriting discounts, commissions and offering costs.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

15.  EARNINGS PER SHARE

    Earnings per share is calculated as follows for the years ended
December 31:

                                                               1999
                                              --------------------------------------
                                                INCOME         SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)      (NUMERATOR)   (DENOMINATOR)    AMOUNT
----------------------------------------      -----------   -------------   --------
Basic EPS:
Income available to common stockholders.....     $9,984         19,268       $0.52
                                                                             =====
Stock options...............................         --          2,560
                                                 ======         ======
Diluted EPS:
Income available to common stockholders plus
  assumed conversions.......................     $9,984         21,828       $0.46
                                                 ======         ======       =====

                                                              1998
                                            -----------------------------------------
                                              INCOME           SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    (NUMERATOR)   (DENOMINATOR)(1)    AMOUNT
----------------------------------------    -----------   ----------------   --------
Basic EPS:
Income available to common stockholders...     $3,873          15,540         $0.25
                                                                              =====
Stock options.............................         --           1,731
                                               ======          ======
Diluted EPS:
Income available to common stockholders
  plus assumed conversions................     $3,873          17,271         $0.22
                                               ======          ======         =====

                                                              1997
                                            -----------------------------------------
                                              INCOME           SHARES
                                            (NUMERATOR)   (DENOMINATOR)(1)    AMOUNT
                                            -----------   ----------------   --------
Basic and Diluted EPS:
Loss available to common stockholders.....    $(12,740)        14,837         $(0.86)
                                              ========         ======         ======

------------------------

(1) In accordance with SAB Topic 4D, "Earnings Per Share Computations in an Initial Public Offering," the Company considers any common stock issuable upon the occurrence of an IPO for little or no consideration as a nominal issuance. In accordance with the above bulletin, the Company has considered 2,202,942 common shares issuable in connection with the conversion of convertible preferred stock to be a nominal issuance and outstanding for all periods since the original issuance of the underlying security.

16.  EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLANS

    The Company previously had an Employee Stock Ownership Plan ("ESOP") for the benefit of all Invitrogen employees. The ESOP was terminated as of December 31, 1998 and the assets of the ESOP were distributed to the participants or rolled into the Invitrogen 401(k) plan or other qualified retirement plans as designated by the participants in December 1999 and January 2000. Contributions of $100,000 were designated for the ESOP for each of the years ended
December 31, 1998 and 1997.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

16.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    The Company also has a 401(k)/ESOP plan covering all NOVEX. The 401(k)/ESOP plan was terminated as of December 31, 1999. Upon receipt of the IRS Determination Letter, the Company intends to distribute the assets to the participants or roll those assets into the Invitrogen 401(k) plan or other qualified retirement plans as designated by the participants. Previous contributions to the 401(k)/ ESOP were based upon a Company match of employee 401(k) salary deferrals, as well as a discretionary percentage of eligible participants' total compensation. The Company made contributions of $117,000, $136,000 and $383,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

SECTION 401(k) PROFIT SHARING PLAN

    The Company has a profit sharing plan which allows each eligible employee to voluntarily make pre-tax deferred salary contributions. The Company may make matching contributions in amounts as determined by the board of directors. The Company made matching contributions of approximately $313,000, $179,000 and $134,000, for the years ended December 31, 1999, 1998 and 1997, respectively.

    The Company also has a 401(k) profit sharing plan that covers all Research Genetics employees who meet minimum participation requirements. Annual compensation may be deferred up to the maximum prescribed by the Internal Revenue Code. The Company contributes an amount equal to 50% of the first 5% of the participant's pre-tax contribution. Matching contributions for the years ended December 31, 1999, 1998 and 1997 were $91,000, $71,000 and $49,000, respectively. The Company intends to terminate this plan and to distribute the assets to the participants or roll those assets into the Invitrogen 401(k) plan or other qualified retirement plans as designated by the participants.

EMPLOYEE STOCK PURCHASE PLAN

    The Company has an employee stock purchase plan which became effective upon the Company's initial public offering in February 1999. During 1999 employees purchased 34,191 shares at an average price of $12.86 per share. As of December 31, 1999 there were 215,809 shares of the Company's common stock reserved for future issuance under the plan.

17.  STOCK OPTION PLANS

    The Company has five stock option plans, the 1995, 1997 and 2000 Invitrogen Corporation Stock Option Plans and the 1996 and 1998 NOVEX Stock Option/Stock Issuance Plans. Under these plans, incentive stock options and non-qualified stock options are granted to eligible employees to purchase shares of the Company's common stock at an exercise price equal to no less than the estimated fair market value of such stock as determined by the Board of Directors on the date of grant. The Company recognizes as compensation expense any difference between the exercise price and the fair market value of the common stock on the date of grant based on subsequent valuations of the stock. Stock based compensation expense is deferred and recognized over the vesting period of the stock option. During the years ended December 31, 1999, 1998 and 1997 the Company recognized $322,000, $216,000 and $169,000, respectively, in stock based compensation expense.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

17.  STOCK OPTION PLANS (CONTINUED)
    The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the fixed stock option or stock purchase plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)              1999       1998       1997
----------------------------------------            --------   --------   --------
Income (loss) available to common stockholders:
  As reported.....................................   $9,984     $3,873    $(12,740)
  Pro forma.......................................    7,957      3,639     (12,764)

Basic earnings per share:
  As reported.....................................   $ 0.52     $ 0.25    $  (0.86)
  Pro forma.......................................     0.41       0.27       (0.84)

Diluted earnings per share:
  As reported.....................................   $ 0.46     $ 0.22    $  (0.86)
  Pro forma.......................................     0.36       0.24       (0.84)

    Under these four Plans, the Company may grant up to 5,962,875 options, of which 3,430,800 are outstanding and 1,365,359 are available for future issuance at December 31, 1999. Options vest immediately or over a period of time ranging up to five years, are exercisable in whole or in installments, and expire ten years from date of grant.

    A summary of the status of the Company's stock option plans at December 31, 1997, 1998 and 1999 and changes during the periods then ended is presented in the tables below:

                                                                        WTD. AVG.
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      SHARES    EX. PRICE
----------------------------------------                     --------   ---------
Outstanding at December 31, 1996...........................    3,605     $ 1.01
  Granted..................................................      393     $ 3.88
  Exercised................................................     (179)    $ 0.90
  Canceled.................................................   (1,579)    $ 0.90
                                                              ------
Outstanding at December 31, 1997...........................    2,240     $ 1.60
  Granted..................................................    1,429     $ 8.00
  Exercised................................................      (20)    $ 1.66
  Canceled.................................................      (29)    $ 2.80
                                                              ------
Outstanding at December 31, 1998...........................    3,620     $ 4.12
  Granted..................................................    1,155     $25.69
  Exercised................................................     (953)    $ 2.75
  Canceled.................................................     (391)    $15.89
                                                              ------
Outstanding at December 31, 1999...........................    3,431     $10.40
                                                              ======
Exercisable at December 31, 1999...........................    1,540     $ 4.76

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     AS OF DECEMBER 31, 1999, 1998 AND 1997

17.  STOCK OPTION PLANS (CONTINUED)
    At December 31, 1999:

(OPTIONS IN THOUSANDS)                                                              WTD. AVG.
----------------------                                                              REMAINING
                              OPTIONS          OPTIONS          EXERCISE         CONTRACTUAL LIFE
                            OUTSTANDING      EXERCISABLE          PRICE              IN YEARS
                            -----------      -----------      -------------      ----------------
                               1,024              916         $  0.84-$1.78             5.1
                               1,108              403         $  3.28-$8.63             8.0
                                 489              110         $12.00-$19.44             9.0
                                 787              111         $24.56-$29.75             9.6
                                  23               --         $47.88-$48.00            10.0
                               -----            -----
                               3,431            1,540         $       10.40             7.7
                               =====            =====

    The fair value of each option grant is estimated on the date of grant using the present value pricing method as described in SFAS No. 123. The underlying assumptions used to estimate the fair values of options granted during the years ended December 31 are as follows:

                                                 1999        1998         1997
                                               --------   ----------   -----------
Weighted average risk free interest rate.....  5.55%      5.48%        5.89%
Expected option life.........................  5.4 yrs    8.7 yrs      7.0 yrs
Expected stock price volatility..............  45%        --           --
Expected dividend yield......................  --         --           --
Weighted average fair value of options
  granted....................................  $12.47     $3.04        $1.26

18. SUBSEQUENT EVENT

CONVERTIBLE SUBORDINATED NOTES

    In March 2000, we issued $172.5 million principal amount of 5.5% convertible subordinated notes (the "Convertible Notes") due March 1, 2007. After expenses, the Company received net proceeds of $167.0 million. Interest on the Convertible Notes is payable semi-annually on March 1st and September 1st, commencing in September 2000. The notes were issued at 100% of principal value, and are convertible into 2,024,648 shares of stock at the option of the holder at any time at a price of $85.20 per share. The Convertible Notes may be redeemed, in whole or in part, at our option on or after March 1, 2003 at a premium of 103.143% of par value which declines annually to par value at maturity date.

    Costs incurred to issue the Convertible Notes will be deferred and included in other assets in the consolidated balance sheet. These costs will be amortized over the term of the related Convertible Notes using the effective interest method.

    The Convertible Notes are subordinate to substantially all of the current and future outstanding debt of the Company, including all our secured debt and all debts and liabilities of our subsidiaries. The Convertible Notes are not subordinate to amounts the Company owes for employee compensation, goods or services the Company purchases or to amounts owed to the Company's subsidiaries.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                      INTERIM CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

                                                               JUNE 30,     DECEMBER 31,
                                                                 2000           1999
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS

Current Assets:
  Cash and cash equivalents.................................    $175,781      $102,238
  Short-term investments, held-to-maturity..................      98,060            --
  Accounts receivable, net of allowance for doubtful
    accounts of $829 and $835...............................      13,950        11,530
  Inventories...............................................       8,229         7,556
  Income taxes receivable...................................       2,352         4,495
  Deferred income taxes.....................................       9,020         3,561
  Prepaid expenses and other current assets.................       1,576         1,017
                                                                --------      --------
    Total current assets....................................     308,968       130,397
Property and Equipment, net.................................      25,831        21,678
Intangible Assets, net......................................       5,403         4,139
Other Assets................................................       6,229           562
                                                                --------      --------
    Total assets............................................    $346,431      $156,776
                                                                ========      ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Notes payable to bank.....................................    $    420      $    850
  Current portion of long-term obligations..................         743         6,300
  Accounts payable..........................................       4,038         4,266
  Accrued expenses..........................................      10,244         5,252
  Income taxes payable......................................          --         1,680
                                                                --------      --------
    Total current liabilities...............................      15,445        18,348
Long term obligations.......................................       2,782         7,324
Deferred income taxes.......................................          --           439
5.5% Convertible subordinated notes due March 1, 2007.......     172,500            --
                                                                --------      --------
    Total liabilities.......................................     190,727        26,161
                                                                --------      --------

Stockholders' Equity:
  Common stock; $0.01 par value, 50,000,000 shares
    authorized; 23,669,458 and 22,470,009 shares issued and
    outstanding at June 30, 2000 and December 31, 1999,
    respectively............................................         237           225
  Additional paid-in-capital................................     144,019       121,924
  Deferred compensation.....................................        (513)         (746)
  Accumulated other comprehensive loss......................        (698)         (439)
  Retained earnings.........................................      12,659         9,701
                                                                --------      --------
    Total stockholders' equity..............................     155,704       130,665
                                                                --------      --------
    Total liabilities and stockholders' equity..............    $346,431      $156,776
                                                                ========      ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   INTERIM CONSOLIDATED STATEMENTS OF INCOME

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          THREE MONTHS ENDED     SIX MONTHS ENDED
                                                               JUNE 30,              JUNE 30,
                                                          -------------------   -------------------
                                                            2000       1999       2000       1999
                                                          --------   --------   --------   --------
                                                                         (UNAUDITED)
Revenues................................................  $27,692    $23,638    $54,983    $45,243
Cost of Revenues........................................    8,864      8,329     17,985     16,501
                                                          -------    -------    -------    -------
  Gross margin..........................................   18,828     15,309     36,998     28,742

Operating Expenses:
  Sales and marketing...................................    5,512      4,172     10,291      8,167
  General and administrative............................    3,482      3,227      7,102      6,283
  Research and development..............................    3,772      4,086      7,333      7,600
  Merger related costs..................................      153         --      6,580         --
                                                          -------    -------    -------    -------
    Total operating expenses............................   12,919     11,485     31,306     22,050
                                                          -------    -------    -------    -------
      Income from operations............................    5,909      3,824      5,692      6,692
                                                          -------    -------    -------    -------

Other Income (Expense), net:
  Gain (loss) on foreign currency transactions..........      171       (147)        12       (210)
  Interest and other expense............................   (2,633)      (184)    (3,685)      (377)
  Interest and other income.............................    4,131        447      6,138        675
                                                          -------    -------    -------    -------
    Total other income, net.............................    1,669        116      2,465         88
                                                          -------    -------    -------    -------
Income before provision for income taxes................    7,578      3,940      8,157      6,780
Provision for income taxes..............................   (2,752)    (1,416)    (5,199)    (2,509)
                                                          -------    -------    -------    -------
Net income..............................................    4,826      2,524      2,958      4,271

  Less: Preferred stock dividends.......................       --         --         --       (163)
    Accretion of non-voting redeemable common stock.....       --        (18)        --        (74)
    Adjustment to beneficial conversion feature related
      to convertible preferred stock....................       --         --         --        985
                                                          -------    -------    -------    -------
      Income available to common stockholders...........  $ 4,826    $ 2,506    $ 2,958    $ 5,019
Earnings per share:
  Basic.................................................  $  0.20    $  0.13    $  0.13    $  0.28
                                                          =======    =======    =======    =======
  Diluted...............................................  $  0.19    $  0.11    $  0.12    $  0.24
                                                          =======    =======    =======    =======
Weighted average shares used in per share calculation:
  Basic.................................................   23,575     19,262     23,275     18,043
  Diluted...............................................   25,282     21,889     25,365     20,499

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $   2,958   $  4,271
  Adjustments to reconcile net income to net cash provided
    by operating activities:
  Depreciation and amortization.............................      2,449      1,758
  Amortization of deferred compensation.....................         90        210
  Deferred income taxes.....................................      6,519          7
  Merger related costs......................................      2,390         --
  Other non-cash adjustments................................         11       (264)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................     (2,820)    (2,857)
    Inventories.............................................       (759)    (1,105)
    Prepaid expenses and other current assets...............      1,444       (600)
    Other assets............................................       (167)       405
    Accounts payable........................................       (236)       563
    Accrued expenses........................................      5,157        574
    Income taxes payable....................................     (1,775)       228
                                                              ---------   --------
      Net cash provided by operating activities.............     15,261      3,190
                                                              ---------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments received on note receivables.....................        183         --
  Purchases of short-term investments, held-to-maturity.....    (98,060)        --
  Purchases of property and equipment.......................     (6,451)    (2,289)
  Sale of property and equipment............................         12          5
  Payments for intangible assets............................       (168)    (1,466)
                                                              ---------   --------
      Net cash used in investing activities.................   (104,484)    (3,750)
                                                              ---------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from (payments on) line-of-credit, net...........       (438)     1,311
  Proceeds from long-term obligations.......................    166,999         --
  Principal payments on long-term obligations...............    (10,116)      (650)
  Redemption of preferred and common stock and payment of
    accrued dividends.......................................         --    (17,060)
  Proceeds from sale of common stock........................      6,315     49,032
                                                              ---------   --------
      Net cash provided by financing activities.............    162,760     32,633
  Effect of exchange rate changes on cash...................          6        126
                                                              ---------   --------
  Net increase in cash and cash equivalents.................     73,543     32,199
  Cash and cash equivalents, beginning of period............    102,238      6,559
                                                              ---------   --------
  Cash and cash equivalents, end of period..................  $ 175,781   $ 38,758
                                                              =========   ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................  $      68   $    178
                                                              =========   ========
  Cash paid for income taxes................................  $     509   $  1,057
                                                              =========   ========

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Stock issued for merger costs.............................  $   2,208   $     --
                                                              =========   ========
  Stock issued for business combination.....................  $   1,337   $     --
                                                              =========   ========
  Conversion of Convertible Redeemable Preferred Stock to
    Redeemable Preferred Stock..............................  $      --   $ 14,015
                                                              =========   ========
  Conversion of Redeemable Preferred Stock to Common
    Stock...................................................  $      --   $    751
                                                              =========   ========
  Note issued for patent rights.............................  $      --   $  1,000
                                                              =========   ========
  Preferred dividends declared..............................  $      --   $    163
                                                              =========   ========
  Contribution of common stock to ESOP......................  $      --   $    100
                                                              =========   ========
  Accretion of redemption value for Redeemable Common
    Stock...................................................  $      --   $     74
                                                              =========   ========
  Deferred compensation.....................................  $      --   $    164
                                                              =========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

GENERAL

    The consolidated financial statements include the accounts of Invitrogen Corporation and its 100% controlled subsidiaries, Invitrogen B.V., Invitrogen Export Company, Ltd., NOVEX Electrophoresis GmbH (formerly known as Anamed
GmbH), Serva GmbH, NOVEX International Sales Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation. The interim financial statements have been prepared by Invitrogen, without audit, according to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited financial statements contain all adjustments, which include only normal recurring adjustments, necessary to state fairly the financial position, results of operations and cash flows as of and for the periods indicated.

    It is suggested that these financial statements be read in conjunction with the audited financial statements and the notes thereto included in our Form 10-K, filed with the Securities and Exchange Commission on March 14, 2000.

1.  SHORT-TERM INVESTMENTS

    The Company's short-term investments are held-to-maturity, and consist of the following: corporate debt securities of $68.6 million and mortgage-backed securities of $29.4 million. The contractual maturities of these securities ranged from various dates with the last security maturing on November 15, 2000 as of June 30, 2000. The were no sales of or transfers from securities classified as held-to-maturity for the six months ended June 30, 2000.

2.  INVENTORIES

    Inventories include material, labor and overhead costs and consist of the following:

                                                              JUNE 30,   DECEMBER 31,
(IN THOUSANDS)                                                  2000         1999
--------------                                                --------   ------------
Raw materials and components................................   $1,571       $2,002
Work in process.............................................    1,986        1,082
Finished goods..............................................    4,672        4,472
                                                               ------       ------
                                                               $8,229       $7,556
                                                               ======       ======

3.  ACCUMULATED DEPRECIATION AND AMORTIZATION

    Accumulated depreciation and amortization of property, plant and equipment was $16 million and $13.8 million at June 30, 2000 and December 31, 1999, respectively. Accumulated amortization of intangible assets was $1.2 million and $0.9 million at June 30, 2000 and December 31, 1999, respectively.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

4.  ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                              JUNE 30,   DECEMBER 31,
(IN THOUSANDS)                                                  2000         1999
--------------                                                --------   ------------
Accrued purchases...........................................  $ 1,618       $  734
Accrued payroll and related expenses........................    2,711        1,482
Accrued ESOP contribution...................................       --          692
Accrued merger related costs................................      840        1,678
Deferred revenue............................................    1,388          171
Accrued interest............................................    3,173           --
Accrued other...............................................      514          495
                                                              -------       ------
                                                              $10,244       $5,252
                                                              =======       ======

5.  EARNINGS PER SHARE

    Earnings per share is calculated as follows:

                                                                 THREE MONTHS ENDED JUNE 30, 2000
                                                              --------------------------------------
                                                                INCOME         SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      (NUMERATOR)   (DENOMINATOR)    AMOUNT
----------------------------------------                      -----------   -------------   --------
Basic EPS:
Income available to common stockholders.....................     $4,826         23,575       $0.20
Stock options...............................................         --          1,707
                                                                 ------         ------       -----
Diluted EPS:
Income available to common stockholders plus assumed
  conversions...............................................     $4,826         25,282       $0.19
                                                                 ======         ======       =====

                                                                 THREE MONTHS ENDED JUNE 30, 1999
                                                              --------------------------------------
                                                                INCOME         SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      (NUMERATOR)   (DENOMINATOR)    AMOUNT
----------------------------------------                      -----------   -------------   --------
Basic EPS:
Income available to common stockholders.....................     $2,506         19,262       $0.13
Stock options...............................................         --          2,627
                                                                 ------         ------       -----
Diluted EPS:
Income available to common stockholders plus assumed
  conversions...............................................     $2,506         21,889       $0.11
                                                                 ======         ======       =====

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

5.  EARNINGS PER SHARE (CONTINUED)

                                                                  SIX MONTHS ENDED JUNE 30, 2000
                                                              --------------------------------------
                                                                INCOME         SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      (NUMERATOR)   (DENOMINATOR)    AMOUNT
----------------------------------------                      -----------   -------------   --------
Basic EPS:
Income available to common stockholders.....................     $2,958         23,275       $0.13
Stock options...............................................         --          2,090
                                                                 ------         ------       -----
Diluted EPS:
Income available to common stockholders plus assumed
  conversions...............................................     $2,958         25,365       $0.12
                                                                 ======         ======       =====

                                                                  SIX MONTHS ENDED JUNE 30, 1999
                                                              --------------------------------------
                                                                INCOME         SHARES
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      (NUMERATOR)   (DENOMINATOR)    AMOUNT
----------------------------------------                      -----------   -------------   --------
Basic EPS:
Income available to common stockholders.....................     $5,019         18,043       $0.28
Stock options...............................................         --          2,456
                                                                 ------         ------       -----
Diluted EPS:
Income available to common stockholders plus assumed
  conversions...............................................     $5,019         20,499       $0.24
                                                                 ======         ======       =====

6.  COMPREHENSIVE INCOME

    Total comprehensive income is determined as follows:

                                                                 THREE MONTHS
                                                                     ENDED           SIX MONTHS ENDED
                                                                   JUNE 30,              JUNE 30,
                                                              -------------------   -------------------
(IN THOUSANDS)                                                  2000       1999       2000       1999
--------------                                                --------   --------   --------   --------
Net income..................................................   $4,826     $2,506     $2,958     $5,019
Foreign currency translation adjustments....................     (171)       147        (12)       210
                                                               ------     ------     ------     ------
  Total comprehensive income................................   $4,655     $2,653     $2,946     $5,229
                                                               ======     ======     ======     ======

7.  BUSINESS COMBINATIONS

RESEARCH GENETICS MERGER

    On February 2, 2000, the Company completed a merger with Research Genetics, a privately-held U.S. company that supplies products and services for functional genomics and gene-based drug discovery research. The Company issued 3.2 million shares of common stock for all of the outstanding common stock of Research Genetics. The merger has been accounted for as a pooling of interests and is intended to qualify as a tax-free exchange. Costs incurred as a result of the merger and related integration are expected to be $6.4 million and are subject to change. These costs were expensed in

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

7.  BUSINESS COMBINATIONS (CONTINUED)
February 2000 upon completion of the merger. As of June 30, 2000 the Company had $.4 million remaining in accrued merger related costs.

ETHROG MERGER

    On June 21, 2000, the Company completed a merger with Ethrog Biotechnologies, Ltd., a privately-held company headquartered in Israel that has developed and patented a novel, fully enclosed system for the electrophoretic separation of macromolecules. The Company issued 198,869 shares of its common stock for all of the capital stock of Ethrog in a transaction that has been accounted for as a pooling of interests. Costs incurred as a result of the merger were $.2 million and are subject to change. These costs were expensed in June 2000 upon completion of the merger. As of June 30, 2000 the Company had $.1 million remaining in accrued merger related costs.

    The combined financial information is presented to show the combined results of operations of Invitrogen, Research Genetics, and Ethrog Biotechnologies as if the mergers had occurred at the beginning of the periods presented.

NAP ACQUISITION

    On June 30, 2000, the Company acquired Nucleic Acid Purification, Inc (NAP), a privately-held U.S. biotechnology company. The Company issued 17,778 shares of its common stock for all of the capital stock of NAP in a transaction that has been accounted for under the purchase method of accounting. Costs incurred as a result of the acquisition were $55,000, and were treated as part of the purchase price. The excess of purchase price over acquired assets was $1.4 million, and based on the life of the acquired technology will be amortized over 3 years.

8.  ISSUANCE OF CONVERTIBLE SUBORDINATED DEBT

    In March 2000, the Company issued $172.5 million principal amount of 5.5% convertible subordinated notes (the "Convertible Notes") due March 1, 2007 to certain accredited investors. After expenses, the Company received net proceeds of $167.0 million. Interest on the Convertible Notes is payable semi-annually on March 1st and September 1st, commencing in September 2000. The Convertible Notes were issued at 100% of principal value, and are convertible into 2,024,648 shares of stock at the option of the holder at any time at a price of $85.20 per share. The Convertible Notes may be redeemed, in whole or in part, at the Company's option on or after March 1, 2003 at a premium of 103.143% of par value which declines annually to par value at maturity date.

    Costs incurred to issue the debt totaled $5.7 million and have been deferred and included in other assets in the consolidated balance sheet. These costs are being amortized over the term of the related debt using the effective interest method.

    The Convertible Notes are subordinate to substantially all of the current and future outstanding debt of Invitrogen, including all of its secured debt and all debts and liabilities of Invitrogen's subsidiaries. The Convertible Notes are not subordinate to amounts the Company owes for employee compensation, goods or services purchased or to amounts the Company may owe to its subsidiaries.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

9.  SUBSEQUENT EVENT

    In July 2000, the Company signed definitive agreements to acquire all of the outstanding shares of both Life Technologies, a supplier of molecular biology and cell culture products for the life science industry, and Dexter Corporation (Dexter), which currently owns approximately 75% of Life Technologies' outstanding stock.

    Under the terms of the agreements, the Company will acquire all of the outstanding common stock of Dexter for $62.50 per share or approximately $1.5 billion and all of the outstanding common stock of Life Technologies, other than the shares held by Dexter, for $60.00 per share or approximately $400 million. The consideration will consist of Invitrogen common stock and cash. The maximum cash available is approximately $410 million for Dexter shareholders and approximately $105 million for Life Technologies shareholders, or 28% of the aggregate merger consideration for each company.

    Dexter shareholders who elect to receive stock will receive between 1.0417 and 0.7813 shares of Invitrogen common stock per Dexter share and Life Technologies shareholders who elect to receive stock will receive between 1.0000 and 0.7500 shares of Invitrogen common stock per Life Technologies share. The ratio will be determined based on the average closing price of Invitrogen's common stock for the 20 consecutive trading days ending three days prior to the shareholder meetings to approve the transactions. The Company will assume the outstanding options of Life Technologies which will be converted into options to purchase approximately 800,000 shares of common stock of the Company.

    These transactions will be accounted for as purchases. Consummation of the transactions are subject to the closing of the previously announced sales of Dexter's chemical businesses and usual and customary closing conditions and approvals, including the approval of the companies' stockholders and regulatory approvals. These transactions are expected to close in the Fall of 2000. The estimated direct costs of the transactions to be incurred by Invitrogen and the fair value of stock options assumed are estimated to be $43.6 million and are subject to change. These costs will be included in the purchase price of the transactions. Certain costs associated with the restructuring of existing Invitrogen operations and costs necessary to integrate the businesses of Invitrogen and Life Technologies that are expected to benefit future operations are estimated to range from $10 million to $20 million. These estimated costs will be expensed as restructuring costs after the completion of the mergers and after Invitrogen's management has completed and approved the restructuring plans and associated costs.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of

  Life Technologies, Inc.

    In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Life Technologies, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /S/ PRICEWATERHOUSECOOPERS LLP

McLean, Virginia
January 24, 2000

                            LIFE TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 51,489   $ 56,047
  Trade accounts receivable, net............................    79,301     67,797
  Inventories:
    FIFO....................................................    84,172     75,739
    LIFO reserve............................................    (1,226)    (1,420)
                                                              --------   --------
    Total inventory.........................................    82,946     74,319
  Prepaid and other current assets..........................    17,384     16,121
  Current deferred tax assets...............................     8,491      5,871
                                                              --------   --------
    Total current assets....................................   239,611    220,155
  Property, plant and equipment, net........................   128,827    107,374
  Investments and other assets..............................    22,973     15,392
  Excess of cost over net assets of businesses acquired,
    net.....................................................    11,560     10,666
                                                              --------   --------
  Total assets..............................................  $402,971   $353,587
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term debt...........................................  $    848   $  2,210
  Accounts payable..........................................    28,364     23,916
  Accrued and deferred income taxes.........................    11,145      2,755
  Accrued liabilities and expenses..........................    27,494     30,871
                                                              --------   --------
    Total current liabilities...............................    67,851     59,752
Long-term debt..............................................     3,259         --
Pension liabilities.........................................    11,471      9,103
Deferred income taxes.......................................     6,164      5,173
Minority interests..........................................     4,131      3,451
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value, one million shares
    authorized; none issued
  Common stock, $.01 par value, 50 million shares
    authorized; issued and outstanding 25,003,681 in 1999
    and 24,941,180 in 1998..................................       250        249
Additional paid-in capital..................................    96,362     94,067
Retained earnings...........................................   223,986    188,202
Accumulated other comprehensive income (loss)...............   (10,503)    (6,410)
                                                              --------   --------
  Total stockholders' equity................................   310,095    276,108
                                                              --------   --------
  Total liabilities and stockholders' equity................  $402,971   $353,587
                                                              ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
Revenues:
  Net sales.................................................  $407,199    $361,726    $330,967
  Net royalties.............................................     2,410       2,480       1,841
                                                              --------    --------    --------
    Total revenues..........................................   409,609     364,206     332,808
                                                              --------    --------    --------
Expenses:
  Cost of sales.............................................   186,667     167,862     152,547
  Marketing and administrative..............................   138,795     118,620     108,046
  Research and development..................................    23,836      21,880      21,281
  Provision for contract settlement.........................     3,870          --          --
  Shareholder acquisition expenses..........................        --       5,335          --
                                                              --------    --------    --------
    Total operating expenses................................   353,168     313,697     281,874
                                                              --------    --------    --------
Operating income............................................    56,441      50,509      50,934
                                                              --------    --------    --------
  Other income, net.........................................       493         606         404
                                                              --------    --------    --------
Income before income taxes..................................    56,934      51,115      51,338
Income taxes................................................    17,583      19,168      18,481
                                                              --------    --------    --------
Income before minority interests............................    39,351      31,947      32,857
Minority interests..........................................    (1,074)       (644)       (622)
                                                              --------    --------    --------
Net income..................................................  $ 38,277    $ 31,303    $ 32,235
                                                              ========    ========    ========
Earnings per share:
  Basic.....................................................  $   1.53    $   1.32    $   1.39
  Diluted...................................................  $   1.53    $   1.29    $   1.35
Average shares outstanding:
  Basic.....................................................    24,954      23,687      23,171
  Diluted...................................................    25,040      24,204      23,945
Cash dividends declared per share...........................  $   0.10    $   0.20    $   0.18
                                                              ========    ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,                                1999       1998       1997
--------------------------------                              --------   --------   --------
CASH INFLOWS (OUTFLOWS)
Operations:
  Net income................................................  $ 38,277   $ 31,303   $ 32,235
  Non-cash items:
    Depreciation............................................    12,645     11,383     10,126
    Amortization............................................     3,005      2,947      2,591
    Deferred income taxes...................................    (6,083)       481       (627)
    Minority interests in net income........................     1,074        644        622
  Changes in assets and liabilities net of acquisitions:
    Trade accounts receivable...............................   (11,767)    (8,769)    (7,461)
    Inventories.............................................    (5,695)    (5,953)    (9,035)
    Prepaid and other current assets........................    (1,327)    (4,745)    (1,367)
    Accounts payable........................................     4,135      2,433      3,286
    Accrued income taxes....................................     7,270      2,548     (1,783)
    Accrued liabilities and expenses........................    (2,844)     8,143      2,020
    Other...................................................     3,548      1,697      1,003
                                                              --------   --------   --------
  Cash provided by operating activities.....................    42,238     42,112     31,610
Investments:
  Capital expenditures......................................   (30,667)   (25,359)   (27,300)
  Acquisitions and joint ventures...........................   (12,682)    (1,047)      (914)
  Other.....................................................        (5)       585       (127)
                                                              --------   --------   --------
  Cash used in investing activities.........................   (43,354)   (25,821)   (28,341)
                                                              --------   --------   --------
Financing:
  Proceeds from exercise of stock options...................     3,258     27,051      4,052
  Dividends paid............................................    (3,740)    (4,711)    (3,929)
  Short-term borrowings, net................................    (1,943)      (971)     1,896
  Long-term loan repayments.................................       381        (23)      (713)
                                                              --------   --------   --------
  Cash provided by (used in) financing activities...........    (2,044)    21,346      1,306
                                                              --------   --------   --------
Effect of exchange rate changes on cash.....................    (1,398)      (666)      (825)
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............    (4,558)    36,971      3,750
Cash and cash equivalents at beginning of year..............    56,047     19,076     15,326
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 51,489   $ 56,047   $ 19,076
                                                              ========   ========   ========
Supplemental cash flow information:
  Cash paid during the year:
    Income tax, net of refunds..............................  $ 16,330   $ 16,120   $ 20,081
    Interest expense........................................        72         91         70
                                                              ========   ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                             (AMOUNTS IN THOUSANDS)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Net income..................................................  $38,277    $31,303    $32,235
Other comprehensive income (loss)
  Currency translation effects..............................   (4,082)     1,292     (8,414)
  Minimum pension liability.................................      (11)        --         --
                                                              -------    -------    -------
Comprehensive income........................................  $34,184    $32,595    $23,821
                                                              =======    =======    =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          ACCUMULATED
                                                                 ADDITIONAL                  OTHER
                                            COMMON     STOCK      PAID-IN     RETAINED   COMPREHENSIVE
                                            SHARES     AMOUNT     CAPITAL     EARNINGS   INCOME (LOSS)    TOTAL
                                           --------   --------   ----------   --------   -------------   --------
Balances at
  December 31, 1996......................   22,951      $230       $48,344    $133,633      $    712     $182,919
  Net Income.............................                                       32,235                     32,235
  Dividends--$.18 per share..............                                       (4,179)                    (4,179)
  Shares issued under stock option and
    stock grant plans....................      400         4         4,124                                  4,128
  Tax benefit on stock option plans......                            2,035                                  2,035
  Currency effects.......................                                                     (8,414)      (8,414)
                                            ------      ----       -------    --------      --------     --------
Balances at
  December 31, 1997......................   23,351       234        54,503     161,689        (7,702)     208,724
  Net Income.............................                                       31,303                     31,303
  Dividends--$.20 per share..............                                       (4,790)                    (4,790)
  Shares issued under stock option and
    stock grant plans....................    1,590        15        28,585                                 28,600
  Tax benefit on stock option plans......                           10,979                                 10,979
  Currency effects.......................                                                      1,292        1,292
                                            ------      ----       -------    --------      --------     --------
Balances at
  December 31, 1998......................   24,941       249        94,067     188,202        (6,410)     276,108
  Net Income.............................                                       38,277                     38,277
  Dividends--$.10 per share..............                                       (2,493)                    (2,493)
  Shares issued under stock option and
    stock grant plans....................       63         1         1,643                                  1,644
  Tax benefit on stock option plans......                              652                                    652
Other Comprehensive income:
  Minimum pension liability..............                                                        (11)         (11)
  Currency Effects.......................                                                     (4,082)      (4,082)
                                            ------      ----       -------    --------      --------     --------
Balances at
  December 31, 1999......................   25,004      $250       $96,362    $223,986      $(10,503)    $310,095
                                            ======      ====       =======    ========      ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF CONSOLIDATION AND PRESENTATION

    The consolidated financial statements include the accounts of Life Technologies, Inc. (the "Company" or "Life Technologies") and its majority owned or controlled subsidiaries. Intercompany accounts, transactions, and profits have been eliminated in the consolidated financial statements. Investments in affiliated companies (20% to 50% Life Technologies' ownership) are recorded in the consolidated financial statements using the equity method of accounting except in cases where the Company can effectively exercise control. In these cases, the accounts of the affiliate are included in the Company's consolidated financial statements. Certain amounts for prior years have been reclassified to conform to, and be consistent with, the 1999 presentation.

    Management has made estimates and assumptions in the preparation of these financial statements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NATURE OF OPERATIONS

    Life Technologies is a multinational firm that develops, manufactures, and sells cell culture and cell and molecular biology products used principally in life sciences research and commercial manufacture of genetically engineered products. The Company's principal customers consist of laboratories generally associated with universities, medical research centers, and government institutions as well as biotechnology, pharmaceutical, energy, agricultural and chemical companies.

BUSINESS ACQUISITIONS

    On May 17, 1999, the Company acquired the process chromatography and research products businesses of BioSepra Inc., in an all cash transaction of $11.6 million, including transaction costs and net of cash acquired. Based upon the net assets purchased and the net cash paid of $11.6 million, the Company recorded $2.3 million of goodwill, $2.0 million of deferred tax assets consisting of net operating loss carryforwards, net of a valuation allowance, and $2.9 million of other intangibles. The intangibles are being amortized over a ten year period on a straight-line basis.

    In January 1996, the Company paid $7.1 million to purchase 75% of the common stock of Custom Primers, Inc. ("CPI"), a California-based producer of oligonucleotides, increasing the Company's ownership to 100%. The Company had acquired 25% of CPI in several transactions prior to 1996 valued at $0.8 million. Based upon the net assets purchased in January 1996 and the total cash paid of $7.9 million, the Company recorded $7.4 million of acquisition costs in excess of net assets acquired in 1996. The January 1996 purchase agreement provides for additional earn-out contingencies based on the sales of oligonucleotides over the five year period following the date of the purchase agreement. For the years 1999, 1998 and 1997, the Company recorded additional earn-outs of $1.4 million, $1.1 million and $1.0 million, respectively. The Company is amortizing the goodwill related to CPI on a straight-line basis over six years.

    None of the businesses acquired during the period, individually or in the aggregate, constitute a significant subsidiary of the Company.

                            LIFE TECHNOLOGIES, INC.

TECHNOLOGY AGREEMENTS

    The Company has obtained rights to products and technologies under a number of licensing agreements or patents. Where the agreement requires the Company to pay royalties on sales of licensed products or technologies, the Company includes the royalty expense in cost of sales in the period of the sale. Where the Company acquires technologies from outside sources for incorporation into its own development efforts or products, the cost of the technology is capitalized and amortized over the legal or expected useful life when the technology is commercially available at the time acquired by the Company. Where considerable development effort is required to have acquired technologies become part of the Company's product lines, the cost of the acquired technologies is reported as research and development expense in the period the technology is acquired. Internal efforts to develop or patent technologies are expensed when incurred.

    The Company also licenses technology it has developed to others. The Company recognizes revenue on these licenses when payment is reasonably certain. Revenues are reduced by related transaction expenses.

EARNINGS PER SHARE

    Basic earnings per common share have been computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share have been computed by dividing net income by the weighted-average number of common shares outstanding plus an assumed increase in common shares outstanding for dilutive securities. Net income as reported is available to common stockholders and is not adjusted for basic or diluted earnings per share. Dilutive securities consist entirely of options to acquire common stock for a specified price and their dilutive effect is measured using the treasury method.

    The following table reconciles the weighted-average number of common shares outstanding during each period for basic earnings per share with the comparable amount for diluted earnings per share.

(AMOUNTS IN THOUSANDS)                                  1999       1998       1997
----------------------                                --------   --------   --------
Weighted average shares outstanding-basic...........   24,954     23,687     23,171
Stock options.......................................       86        517        774
                                                       ------     ------     ------
Weighted average shares outstanding-diluted.........   25,040     24,204     23,945
                                                       ======     ======     ======

RELATED PARTY--DEXTER

    At December 31, 1999, Dexter Corporation ("Dexter") owned approximately 71.5% of the outstanding shares of the Company's common stock. Dexter acquired approximately 22% of the outstanding shares of the Company through a tender offer consummated on December 22, 1998. On January 20, 2000 Dexter announced a proposal to acquire for $49.00 per share the 28.5% of Life Technologies that it did not then own in a merger transaction subject to acceptance by a group of minority interest stockholders who control most of the shares not owned by Dexter.

    Most transactions with Dexter are administrative in nature (e.g., insurance) and are not significant in amount. The Company has no significant product sales to Dexter or its affiliates. The Company's nine member board of directors currently includes three executives of Dexter, two members of the Dexter board of directors and a retired Dexter executive.

                            LIFE TECHNOLOGIES, INC.

    In 1999 the Company engaged Bain & Company ("Bain"), a consulting firm, for a fee of $750,000 to evaluate the Company's strategic opportunities. Dexter, the Company's majority shareholder, engaged Bain to evaluate opportunities for Dexter to increase its participation in the life sciences market. Dexter received a report from Bain that was based in part on Bain's evaluation of the Company's strategic opportunities. The Company's transaction with Bain was funded solely by Company funds, although Dexter separately paid a fee to Bain for services provided to Dexter.

    The Company can borrow up to $8.0 million under a revolving line of credit from Dexter to finance short-term working capital needs. There have been no amounts outstanding under this line of credit since prior to 1997.

NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has issued, SFAS NO. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS
NO. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company believes that the effect of adoption of SFAS No. 133 will not have a material effect on the Company's financial statements.

CASH AND CASH EQUIVALENTS

    Cash equivalents are highly liquid short-term investments readily convertible into cash. Cash equivalents consist primarily of time deposits and certificates of deposit with various financial institutions throughout the world. These investments are carried at cost, which approximates market, and mature within 90 days and, therefore, are subject to minimal risk.

TRADE ACCOUNTS RECEIVABLE

    Trade accounts receivable are reduced by allowances of $3.2 million, $2.0 million and $1.6 million at December 31, 1999, 1998, and 1997, respectively.

INVENTORIES

    Inventories are valued at the lower of cost or market. Inventories valued at cost using the LIFO method were approximately 28% and 29% of total inventories at December 31, 1999 and 1998, respectively. Inventories were as follows:

(AMOUNTS IN THOUSANDS)                                        1999       1998
----------------------                                      --------   --------
Materials and supplies....................................  $16,519    $12,946
Work-in-process...........................................   14,595     11,291
Finished goods............................................   53,058     51,502
                                                            -------    -------
Total FIFO value..........................................   84,172     75,739
LIFO reserve..............................................   (1,226)    (1,420)
                                                            -------    -------
Total inventory...........................................  $82,946    $74,319
                                                            =======    =======

                            LIFE TECHNOLOGIES, INC.

    Inventories were reduced by allowances, other than the LIFO reserve, of $6.1 million, $4.7 million and $3.5 million at December 31, 1999, 1998, and 1997 respectively.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are carried at cost. Depreciation is provided by the straight-line method for financial reporting purposes based upon the estimated useful lives of the assets which range from 3 to 50 years. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income. Renewals and betterments are capitalized. Repairs and maintenance are charged to expense when incurred and were $5.6 million in 1999, $4.7 million in 1998 and $4.5 million in 1997.

    Amounts under a capital lease included in property, plant and equipment at December 31,1999 included $0.4 million of land and $2.9 million for a building. Accumulated depreciation on the building as of December 31, 1999 was $0.1 million.

    Interest expense is capitalized in connection with the construction of major facilities. Capitalized interest is recorded as part of the cost of the asset to which it relates and is amortized over the asset's estimated useful life. The Company capitalized $0.1 million of interest cost in 1999, $0.1 million of interest cost in 1998 and $0.3 million of interest cost in 1997, all of which interest related to debt associated with capital leases.

    The cost and accumulated depreciation of property, plant and equipment were as follows:

(AMOUNTS IN THOUSANDS)                                      1999       1998
----------------------                                    --------   --------
Land and land improvements..............................  $ 14,148   $ 11,527
Buildings and leasehold improvements....................    76,656     67,244
Machinery and equipment.................................    84,245     75,979
Construction-in-progress................................    17,113      4,790
                                                          --------   --------
Total cost..............................................   192,162    159,540
Accumulated depreciation................................   (63,335)   (52,166)
                                                          --------   --------
Property, plant and equipment, net......................  $128,827   $107,374
                                                          ========   ========

LEASES

    The Company leases buildings, automobiles and equipment under operating lease arrangements. These leases contain various renewal options, purchase options and escalation clauses. The total rental expense of all operating leases was $10.1 million in 1999, $8.9 million in 1998, and $6.3 million in 1997.

                            LIFE TECHNOLOGIES, INC.

    The future minimum rental payments required under noncancellable leases as of December 31, 1999 were as follows:

(AMOUNTS IN THOUSANDS)                                        OPERATING LEASES
----------------------                                        ----------------
For the years ending
  2000......................................................      $ 8,066
  2001......................................................        5,473
  2002......................................................        3,441
  2003......................................................        1,478
  2004......................................................          994
  2005 and thereafter.......................................        1,630
                                                                  -------
Total minimum lease payments................................      $21,082
                                                                  =======

INVESTMENTS AND OTHER ASSETS

    Significant components of investments and other assets were as follows:

(AMOUNTS IN THOUSANDS)                                        1999       1998
----------------------                                      --------   --------
Pension and retirement related............................  $ 4,753    $ 6,018
Software, net of amortization.............................    3,953      4,196
Deferred tax assets.......................................    9,884      3,571
Patents, net of amortization..............................    2,825         --
Other.....................................................    1,558      1,607
                                                            -------    -------
Investments and other assets..............................  $22,973    $15,392
                                                            =======    =======

EXCESS ACQUISITION COSTS

    The excess of costs over the net asset values of businesses acquired prior to 1992 are being amortized on a straight-line basis principally over 30 years. The excess of costs over net asset values of businesses acquired since 1992 are being amortized on a straight-line basis over no more than 10 years. The Company assesses the recoverability of net cost in excess of net assets of acquired businesses by determining whether the amortization of this intangible asset over its remaining life can be recovered through future operating cash flows. The Company makes a specific provision against the asset when impairment is identified. The Company did not make an impairment charge in 1999, 1998 or 1997. Future acquisitions will be evaluated using this method and an appropriate useful life will be determined for amortization of the excess of costs over the net asset value of businesses acquired, if any.

    Accumulated amortization at December 31, 1999 and 1998 amounted to $13.4 million and $10.8 million, respectively.

                            LIFE TECHNOLOGIES, INC.

ACCRUED LIABILITIES AND EXPENSES

    Accrued liabilities and expenses were as follows:

(AMOUNTS IN THOUSANDS)                                        1999       1998
----------------------                                      --------   --------
Salaries, wages and benefits..............................  $10,096    $11,400
Royalties.................................................    4,632      5,867
Shareholder acquisition expenses..........................       --      3,973
Taxes, other than income..................................    2,117      1,779
Dividends payable.........................................       --      1,245
Deferred purchase payments (CPI)..........................    1,429      1,225
Contract settlement reserve...............................    2,795         --
Other.....................................................    6,425      5,382
                                                            -------    -------
Accrued liabilities and expenses..........................  $27,494    $30,871
                                                            =======    =======

DEBT

    The following is a summary of the outstanding debt at December 31, 1999 and 1998.

(AMOUNTS IN THOUSANDS)                                          1999       1998
----------------------                                        --------   --------
Short-term debt:
  Japanese Yen bank borrowings..............................    $391      $2,210
  French Franc bank borrowings..............................      17          --
  Current portion of long-term debt.........................     245          --
  Current portion of obligations under a capital lease......     195          --
                                                                ----      ------
Short-term debt.............................................    $848      $2,210
                                                                ====      ======

    Short-term debt consisted of notes payable to various banks denominated in Japanese Yen and French Francs. The carrying value of short-term borrowings approximates fair value. The average interest rate on the Japanese Yen bank borrowings during the year was .97% in 1999 and 1.53% in 1998. The average interest rate on the French Franc borrowings in 1999 was 5.25%. The year-end weighted average interest rates on the Japanese Yen bank borrowings were 1.20% in 1999 and 1.47% in 1998. The year-end weighted average interest rate on the French bank borrowings was 5.25%.

    The Company exercised an option to purchase a parcel of land previously under a capital lease in the first quarter of 1998 for $4.6 million. The parcel of land is used for the new corporate R&D center and administrative office facility, including the Company's headquarters.

(AMOUNTS IN THOUSANDS)                                          1999       1998
----------------------                                        --------   --------
Long-term debt:
Unsecured notes.............................................   $  814          --
(Less) current portion......................................     (245)         --
Capital lease obligation....................................    2,885          --
(Less) current portion......................................     (195)         --
                                                               ------    --------
Long-term debt..............................................   $3,259          --
                                                               ======    ========

                            LIFE TECHNOLOGIES, INC.

    In May of 1999, the Company acquired BioSepra, SA. At acquisition BioSepra, SA was obligated under a French Franc denominated capital lease as well as several long-term unsecured notes. The capital lease is used to maintain an administration and manufacturing facility in Cergy, France. At December 31, 1999, the capital lease had a carrying value of approximately $2.9 million. The lease is a 12-year lease with payments of approximately $0.1 million due at the beginning of each quarter. The unsecured long-term notes have an aggregate principal of approximately $0.8 million. The note's interest rates range from 3.9% to 5.8% and have maturity dates between 2001 and 2005. The approximate yearly payments on these notes are as follows: 2001--$0.2 million, 2002--$0.1 million, 2003--$0.1 million, 2004--$0.1 million, and 2005--less than
$0.1 million.

INCOME TAXES

    The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                              1999       1998       1997
                                                            --------   --------   --------
Statutory U.S. federal income tax rate....................    35.0%      35.0%      35.0%
State income taxes........................................     2.2        2.0        1.7
Non-U.S. tax rate differences.............................     0.1        (.8)       0.8
Repatriation of foreign earnings, net of related
  benefits................................................    (0.3)      (1.3)      (0.7)
Non-deductible expenses...................................     2.0        5.1        1.5
Tax settlements...........................................    (4.1)        --         --
Other, including tax credits..............................    (4.0)      (2.5)      (2.3)
                                                              ----       ----       ----
Effective income tax rate.................................    30.9%      37.5%      36.0%
                                                              ====       ====       ====

    The provision (benefit) for taxes on income for 1999, 1998, and 1997 is summarized below:

(AMOUNTS IN THOUSANDS)                               1999       1998       1997
----------------------                             --------   --------   --------
Current:
  United States..................................  $13,942    $ 9,443    $ 9,540
  International..................................    6,833      7,684      8,569
  State..........................................    2,891      1,560        999
                                                   -------    -------    -------
Total current....................................   23,666     18,687     19,108
                                                   -------    -------    -------
Deferred:
  United States..................................   (5,191)       270       (497)
  International..................................       55        162        (46)
  State..........................................     (947)        49        (84)
                                                   -------    -------    -------
Total deferred...................................   (6,083)       481       (627)
                                                   -------    -------    -------
Total provision for income taxes.................  $17,583    $19,168    $18,481
                                                   =======    =======    =======

                            LIFE TECHNOLOGIES, INC.

    Deferred tax assets and liabilities were comprised of the following:

(AMOUNTS IN THOUSANDS)                                         1999       1998
----------------------                                       --------   --------
Deferred tax assets:
  Expenses not currently deductible........................  $ 6,805     $2,081
  Retirement benefits......................................    4,251      3,038
  Net operating loss carryforward..........................    3,336         19
  Intercompany profits.....................................    2,868      1,937
  Inventory reserves.......................................    1,889      1,645
  Other....................................................      716        722
                                                             -------     ------
Total deferred tax assets..................................   19,865      9,442
Less: valuation allowance..................................   (1,490)        --
                                                             -------     ------
Net deferred tax assets....................................   18,375      9,442
Deferred tax liabilities:
  Fixed assets, principally depreciation...................    5,682      4,768
  Inventory................................................      555        582
  Retirement benefits......................................      473        399
  Other....................................................        9         25
                                                             -------     ------
Total deferred tax liabilities.............................    6,719      5,774
                                                             -------     ------
Net deferred tax asset.....................................  $11,656     $3,668
                                                             =======     ======

    Management has determined that tax benefits associated with the net deferred tax asset, other than the net operating loss ("NOL") carryforward at BioSepra, SA, will more likely than not be realized based on the availability of taxable income in prior carryback years against which future tax deductions may be offset and on expectations that future operating income of the Company will be sufficient to fully realize the net deferred tax asset. At December 31, 1999, BioSepra, SA had an NOL carryforward totaling $3.3 million, of which $1.8 million expires at December 31, 2000 and the remainder has no expiration date. Due to the uncertainty of the realization of the expiring NOL carryforward at BioSepra, SA, management has established a valuation allowance in the amount of $1.5 million.

    In 1999, 1998 and 1997, income tax benefits of $0.7 million, $11.0 million and $2.0 million, respectively, attributable to employee stock option transactions were allocated to stockholders' equity.

    U.S. and international withholding taxes have not been provided on approximately $88.1 million of undistributed earnings of foreign subsidiaries. The Company remits only those earnings which are considered to be in excess of the reasonably anticipated working capital needs of the foreign subsidiaries, with the balance considered to be permanently reinvested in the operations of such subsidiaries. It is impractical to estimate the total tax liability, if any, until such a distribution is made. Pretax income from international operations amounted to $24.1 million in 1999, $27.2 million in 1998, and $26.6 million in 1997.

RETIREMENT BENEFITS

    The Company has a qualified pension plan ("defined benefit") and a 401(k) plan ("employee deferral" and "defined contribution") for substantially all United States employees. With respect to the defined benefit, the Company's policy is to deposit with an independent trustee amounts as are

                            LIFE TECHNOLOGIES, INC.

necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act and any other applicable Federal laws and regulations. The U.S. pension plan provides benefits that are generally based upon the employee's highest average compensation in any consecutive five year period in the ten years before retirement. The Company's 401(k) plan allows employees to contribute, on a tax-deferred basis, up to fifteen percent of their annual base compensation subject to certain regulatory and plan limitations. The Company matches one half of the employee's 401(k) deferral up to a maximum Company match of three percent of annual base compensation.

    The Company also sponsors an unfunded, nonqualified supplementary retirement plan for certain senior management. The Company has purchased life insurance on the lives of participants designed to provide sufficient funds to recover all costs of the plan. In addition to the above plans, the Company sponsors an unfunded, nonqualified executive supplemental plan that provides for a target benefit based upon the average annual compensation during the highest five consecutive years of the last ten years before retirement, which benefit is then offset by other work related benefits payable to the participant.

    The retirement benefits for most employees of non-U.S. operations are generally provided by government sponsored or insured programs and, in certain countries, by defined benefit plans. The only significant non-U.S. defined benefit plan is for United Kingdom employees. The Company's policy with respect to its U.K. pension plan is to fund amounts as are necessary on an actuarial basis to provide for benefits under the plan in accordance with local laws and income tax regulations. The U.K. pension plan provides benefits based upon the employee's highest average base compensation over three consecutive years.

                            LIFE TECHNOLOGIES, INC.

    The funded status of the Company's domestic pension plans and amounts recognized at December 31, 1999, 1998, and 1997 was as follows:

(AMOUNTS IN THOUSANDS)                              1999       1998       1997
----------------------                            --------   --------   --------
Change in benefit obligation:
Benefit obligation at beginning of year.........  $ 33,776   $26,569    $22,821
Service cost....................................     2,672     2,244      2,098
Interest cost...................................     2,208     1,900      1,615
Amendments......................................        --     1,567        437
Actuarial (gain)/loss...........................    (8,977)    2,317        295
Benefits paid...................................      (638)     (692)      (535)
Expenses paid...................................      (109)     (129)      (162)
                                                  --------   -------    -------
Benefit obligation at end of year...............    28,932    33,776     26,569
                                                  --------   -------    -------
Change in plan assets:
Fair value of plan assets at beginning of
  year..........................................    22,233    19,611     15,567
Actual return on plan assets....................     7,683     3,032      3,058
Employer contribution...........................       173       411      1,683
Benefits paid...................................      (638)     (692)      (535)
Expenses paid...................................      (109)     (129)      (162)
                                                  --------   -------    -------
Fair value of plan assets at end of year........    29,342    22,233     19,611
                                                  --------   -------    -------
Funded status:..................................       411   (11,543)    (6,958)
Unrecognized actuarial (gain)/loss..............   (14,254)      401       (604)
Unrecognized prior service cost.................     3,086     3,544      2,295
                                                  --------   -------    -------
Net amount recognized...........................  $(10,757)  $(7,598)   $(5,267)
                                                  ========   =======    =======
Amounts recognized in the statement of financial
  position consist of:
Accrued benefit liability.......................   (11,617)   (9,265)    (5,772)
Intangible asset................................       849     1,667        505
Accumulated other comprehensive income..........        11        --         --
                                                  --------   -------    -------
Net amount recognized...........................  $(10,757)  $(7,598)   $(5,267)
                                                  ========   =======    =======

    The weighted average assumptions used in accounting for the domestic pension plans in 1999, 1998, and 1997 was as follows:

                                                            1999           1998           1997
                                                          --------       --------       --------
Discount rate......................................         8.00%          6.75%          7.00%
Expected return on plan assets.....................         9.00%          9.00%          9.00%
Rate of compensation increase......................         4.83%          4.83%          4.83%

    The discount rate is the estimated rate at which the obligation for pension benefits could effectively be settled. The expected return on plan assets reflects the average rate of earnings that the Company estimates will be generated on the assets of the plans. The rate of compensation increase reflects the Company's best estimate of the future compensation levels of the individual employees covered by the plans.

                            LIFE TECHNOLOGIES, INC.

    The components of net periodic pension cost for the Company's domestic pension plans for the years 1999, 1998, and 1997 are provided in the following table:

(AMOUNTS IN THOUSANDS)                                  1999       1998       1997
----------------------                                --------   --------   --------
Service cost........................................   $2,672     $2,244     $2,098
Interest cost.......................................    2,208      1,900      1,615
Expected return on plan assets......................   (1,978)    (1,743)    (1,375)
Amortization of:
  Prior service cost................................      459        318        270
  Actuarial (gain)/loss.............................      (27)        23        108
                                                       ------     ------     ------
Net periodic pension cost...........................   $3,334     $2,742     $2,716
                                                       ======     ======     ======

    The funded status of the Company's U.K. pension plan and amounts recognized at December 31, 1999, 1998, and 1997 were as follows:

(AMOUNTS IN THOUSANDS)                               1999       1998       1997
----------------------                             --------   --------   --------
Change in benefit obligation:
Benefit obligation at beginning of year..........  $12,664    $ 9,026    $ 5,777
Service cost.....................................      976        513        319
Interest cost....................................      789        682        504
Plan participants' contributions.................      320        160        154
Amendments.......................................       --         --         (9)
Actuarial (gain)/loss............................     (323)     2,270      2,527
Benefits paid....................................     (150)      (110)       (12)
Foreign currency exchange rate changes...........     (369)       123       (234)
                                                   -------    -------    -------
Benefit obligation at end of year................   13,907     12,664      9,026
                                                   -------    -------    -------
Change in plan assets:
Fair value of plan assets at beginning of year...    8,831      7,217      6,147
Actual return on plan assets.....................      751      1,000        724
Employer contribution............................      942        471        453
Plan participants' contributions.................      320        160        154
Benefits paid....................................     (150)      (110)       (12)
Foreign currency exchange rate changes...........     (258)        93       (249)
                                                   -------    -------    -------
Fair value of plan assets at end of year.........   10,436      8,831      7,217
                                                   -------    -------    -------
Funded status:...................................   (3,471)    (3,833)    (1,809)
Unrecognized actuarial loss......................    4,037      4,749      2,943
Unrecognized portion of net obligation at
  transition.....................................     (256)       654       (307)
Unrecognized prior service cost..................      587       (287)       697
Fourth quarter contribution......................       --        293        112
                                                   -------    -------    -------
Net amount recognized............................  $   897    $ 1,576    $ 1,636
                                                   =======    =======    =======
Amounts recognized in the statement of financial
  position consist of:
Prepaid benefit cost.............................      897      1,576      1,636
                                                   -------    -------    -------
Net amount recognized............................  $   897    $ 1,576    $ 1,636
                                                   =======    =======    =======

                            LIFE TECHNOLOGIES, INC.

    The weighted average assumptions used in accounting for the U.K. pension plan in 1999, 1998, and 1997 were as follows:

                                                            1999           1998           1997
                                                          --------       --------       --------
Discount rate......................................         6.50%          6.00%          7.50%
Expected return on plan assets.....................         8.00%          8.00%          8.00%
Rate of compensation increase......................         5.00%          5.00%          6.00%

    The components of net periodic pension costs for the Company's U.K. pension plan for the years 1999, 1998, and 1997 are provided in the following table:

(AMOUNTS IN THOUSANDS)                                   1999       1998       1997
----------------------                                 --------   --------   --------
Service cost.........................................   $  976     $ 513      $ 319
Interest cost........................................      789       682        504
Expected return on plan assets.......................     (708)     (592)      (487)
Amortization of:
  Transition obligation..............................      (23)      (23)       (23)
  Prior service cost.................................       49        50         50
  Actuarial loss.....................................      209       119         31
                                                        ------     -----      -----
Net periodic pension cost............................   $1,292     $ 749      $ 394
                                                        ======     =====      =====

    The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were as follows:

(AMOUNTS IN THOUSANDS)                                  1999       1998       1997
----------------------                                --------   --------   --------
Projected benefit obligation........................   $3,974     $4,466     $2,418
Accumulated benefit obligation......................   $3,321     $3,512     $2,034
Fair value of plan assets...........................       --         --         --

    The Company's match to the 401(k) plan totaled $1.3 million, $1.1 million and $1.1 million in 1999, 1998, and 1997, respectively. The Company's contribution to its remaining plans totaled $0.3 million, $0.3 million and $0.6 million in 1999, 1998, and 1997, respectively.

CONTINGENCIES

    In September 1999, the Company submitted a report in connection with a voluntary disclosure to the Department of Veterans Affairs ("VA") regarding matters involving the management of the Company's Federal Supply Schedule contract with the VA that has been in effect since April 1992. As part of the disclosure the Company offered to provide a refund to the government in the amount of $3.9 million. The Company expensed this amount in September 1999. The Company has made a cash payment of $1.1 million to the VA and had an accrued liability of $2.8 million at December 31, 1999 related to this matter. There can be no assurance that the government will agree with the Company's assessment of this matter or accept the Company's offered refund amount. Consequently, it is possible the final resolution of this matter could materially differ from the Company's proposal and could have a material adverse effect on the Company's consolidated financial position, operating results or cash flows when resolved in a future reporting period.

    Apart from the matter above, the Company is subject to other potential liabilities under government regulations and various claims and legal actions which are pending or may be asserted.

                            LIFE TECHNOLOGIES, INC.

These matters have arisen in the ordinary course and conduct of the Company's business and some are expected to be covered, at least partly, by insurance. Estimated amounts for claims that are probable and can be reasonably estimated are reflected as liabilities of the Company. The ultimate resolution of these matters is subject to many uncertainties. It is reasonably possible that some of the matters which are pending or may be asserted could be decided unfavorably to the Company. Although the amount of liability at December 31, 1999 with respect to these matters can not be ascertained with certainty, the Company believes that any resulting liability should not materially affect the Company's consolidated financial statements.

CURRENCY EFFECTS

    The financial statements of the Company's non-U.S. operations are translated to U.S. dollars for consolidation using exchange rates at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Net exchange gains or losses resulting from the translation of foreign financial statements, the effect of exchange rate changes on intercompany transactions of a long-term investment nature, and net exchange rate gains and losses on foreign currency transactions that are designated as, and are effective as, economic hedges of the net investment in a foreign entity are recorded as a separate component of stockholder's equity. These adjustments will affect net income only upon sale or liquidation of the underlying non-U.S. investment.

    Many of the Company's reporting entities conduct a portion of their business in currencies other than the entity's functional currency. These transactions give rise to receivables or payables that are denominated in currencies other than the entity's functional currency. Changes in the exchange rates between the functional currency and the currency in which the transaction is denominated result in currency transaction gains and losses that are included in the determination of income. Currency exchange gains and losses realized on business transactions were $1.4 million of net losses in 1999, $0.3 million of net gains in 1998, and $1.0 million of net losses in 1997. In addition to the net losses on business transactions above, operating income in 1999 was reduced by $1.0 million related to devaluation in cash held in non-functional currencies in the Company's U.K. subsidiary.

    The Company utilizes forward exchange contracts to hedge non-local currency transactions and commitments. Gains and losses on forward exchange contracts that hedge specific currency commitments are deferred and recognized in income in the same period as the hedged transaction. Gains and losses on forward contracts that do not hedge an identifiable currency commitment are included in income as the gain or loss arises.

    The market risk associated with forward exchange contracts is caused by fluctuations in exchange rates subsequent to entering into the forward exchange contracts. Forward exchange contracts outstanding at year-end 1999 were short-term in nature and related to non-local currency transactions of the Company's Japanese and U.S. operations. The equivalent U.S. dollar purchase amounts of all forward contracts outstanding were $4.2 million, $3.1 million, and $2.9 million as of December 31, 1999, 1998, and 1997, respectively. The equivalent U.S. dollar sale amount of all forward contracts outstanding was $18.5 million as of December 31, 1999. There were no sale amounts outstanding as of December 31, 1998 and 1997. Deferred unrealized gains and losses at December 31, 1999, 1998 and 1997 were not significant.

STOCK INCENTIVE PLANS

    In 1997, the Company established a Long-term Incentive Plan for certain key management and other personnel. The Company's 1997 Long-term Incentive Plan provides that up to 1,000,000 shares of

                            LIFE TECHNOLOGIES, INC.

common stock may be awarded through various stock and stock related awards. For options awarded under the Plan, the option price cannot be less than 100 percent of the fair market value of common stock at the time the option is granted. Through December 31, 1999 the Company has granted 983,255 stock options under this Plan, net of forfeitures.

    In 1996, the Company established a Non-Employee Directors' Annual Retainer Stock Plan enabling members of the Board of Directors who are not officers or employees of the Company to receive common stock in lieu of all or a portion of the annual cash retainer fee and to receive an automatic annual amount of 300 shares of common stock for services rendered. The plan provides that up to 112,500 shares may be granted based on the fair market value of the common stock at the date of issue. There have been 6,035 shares granted through December 31, 1999 under this plan. The plan was frozen, effective as of February 2, 1999. Consequently, there will be no future grants under this plan.

    In 1996, the Company established a Non-Employee Directors' Stock Option Plan that provides for each of the Company's non-employee directors to receive an automatic, annual option to purchase 6,750 shares of common stock. The plan provides that up to 750,000 shares may be granted based on the fair market value of the common stock at the annual grant date. There have been 121,500 stock options granted through December 31, 1999 under this plan. The plan was frozen, effective as of February 2, 1999. Consequently, there will be no future grants under this plan.

    All other stock option plans have been frozen and no further grants under the frozen plans can be made. These plans are listed under "Former Plans No Longer Granting Options."

    Most options become exercisable on a cumulative basis over a three year period of service and are generally exercisable for a period not exceeding ten years from the date of grant. At December 31, 1999 there were 16,745 shares of common stock available for future grant under the 1997 stock option plan.

                            LIFE TECHNOLOGIES, INC.

    The options outstanding and transactions under the stock option plans were as follows:

                                              1997          1996       FORMER PLANS
                                            LONG-TERM   NON-EMPLOYEE    NO LONGER
                                            INCENTIVE    DIRECTORS'      GRANTING
                                              PLAN          PLAN         OPTIONS
                                            ---------   ------------   ------------
Options outstanding at December 31,
  1996....................................                  40,500       2,055,281
  Granted at average price of $34.26 per
    share.................................   524,000        33,750
  Expired or canceled at average price of
    $21.10 per share......................                  (4,500)         (6,241)
  Exercised at average price of $10.96 per
    share.................................                  (2,250)       (413,186)
                                            --------     ---------      ----------
Options outstanding at December 31,
  1997....................................   524,000        67,500       1,635,854
  Granted at average price of $35.56 per
    share.................................    16,000        47,250
  Expired or canceled at average price of
    $27.45 per share......................   (30,916)       (6,750)        (39,729)
  Exercised at average price of $18.00 per
    share.................................  (148,557)      (27,000)     (1,418,493)
                                            --------     ---------      ----------
  Options outstanding at December 31,
    1998..................................   360,527        81,000         177,632
  Granted at average price of $36.73 per
    share.................................   484,000
  Expired or canceled at average price of
    $31.45 per share......................    (9,829)      (33,750)         (1,831)
  Exercised at average price of $26.31 per
    share.................................   (16,046)                      (46,455)
                                            --------     ---------      ----------
  Options outstanding at December 31,
    1999..................................   818,652        47,250         129,346
                                            ========     =========      ==========
Price range:
  Minimum.................................  $  34.41     $   22.88      $     4.83
  Maximum.................................  $  38.19     $   38.28      $    25.00
Weighted average price....................  $  34.53     $   30.86      $    23.86
Exercisable...............................   167,461        22,500         129,346

                            LIFE TECHNOLOGIES, INC.

    Information with respect to stock options outstanding at December 31, 1999 is as follows:

                                                    WEIGHTED
                                                     AVERAGE
                                      NUMBER OF     REMAINING       WEIGHTED       NUMBER OF       WEIGHTED
                                       OPTIONS     CONTRACTUAL      AVERAGE         OPTIONS        AVERAGE
PRICE RANGE                          OUTSTANDING      LIFE       EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
-----------                          -----------   -----------   --------------   -----------   --------------
$12.25 to $22.88...................     24,300         5.7           $18.32          24,300         $18.32
$25.00 to $25.00...................    111,796         6.8           $25.00         111,796         $25.00
$31.88 to $33.25...................     27,000         8.5           $32.91          11,250         $32.70
$34.41 to $34.41...................    323,552         7.8           $34.41         162,127         $34.41
$36.72 to $36.72...................    465,600         9.1           $36.72              --             --
$37.00 to $38.28...................     43,000         8.7           $37.83           9,834         $38.21
                                       -------                                      -------
$12.25 to $38.28...................    995,248         8.3           $34.15         319,307         $29.95
                                       =======                                      =======

    The Company has elected the disclosure-only presentation of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, and consequently, makes no charge against income in the financial statements with respect to options granted at fair market value. To measure stock-based compensation in accordance with SFAS No. 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The following table sets forth the assumptions used and the pro forma net income and earnings per share resulting from applying SFAS No. 123.

                                                                1999       1998       1997
                                                              --------   --------   --------
Net income (amounts in thousands)
  As reported...............................................  $38,277    $31,303    $32,235
  Pro forma.................................................  $35,499    $28,784    $30,501

Basic earnings per share (in dollars)
  As reported...............................................  $  1.53    $  1.32    $  1.39
  Pro forma.................................................  $  1.42    $  1.22    $  1.32

Diluted earnings per share (in dollars)
  As reported...............................................  $  1.53    $  1.29    $  1.35
  Pro forma.................................................  $  1.42    $  1.19    $  1.27

Average Shares Outstanding (in thousands)
  Actual....................................................   24,954     23,687     23,171
  Assuming Dilution.........................................   25,040     24,204     23,945

Risk-free interest rate.....................................      6.2%       4.6%       5.8%
Dividend yield..............................................      0.2%       0.5%       0.5%
Expected life in years......................................      3.0        3.4        5.0
Volatility..................................................       27%        28%        29%
Weighted average remaining contractual life in years........      8.3        8.5        7.0
Weighted average fair value at date of grant (in dollars)...  $ 10.13    $  9.82    $ 11.93

                            LIFE TECHNOLOGIES, INC.

QUARTERLY FINANCIAL INFORMATION

(QUARTERLY AMOUNTS ARE UNAUDITED)
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)   FIRST      SECOND     THIRD      FOURTH      YEAR
---------------------------------------------  --------   --------   --------   --------   --------
1999:
Net sales...................................   $99,537    $99,814    $101,798   $106,050   $407,199
Net royalties...............................       447        497         509        957      2,410
Cost of sales...............................    44,283     45,187      46,472     50,725    186,667
Provision for contract settlement...........        --         --       3,870         --      3,870
Operating income............................    17,290     14,891      10,957     13,303     56,441
Net income..................................    10,492      9,756       9,412      8,617     38,277
Basic earnings per share....................   $   .42    $   .39    $    .38   $    .35   $   1.53
Diluted earnings per share..................   $   .42    $   .39    $    .38   $    .34   $   1.53
Shares outstanding
  Basic.....................................    29,944     24,947      24,918     24,976     24,954
  Stock options.............................        70         69          93        122         86
  Diluted...................................    25,014     25,016      25,011     25,098     25,040
Market price per share:
  High......................................   $    40 3/4 $    38 1/2 $     41 $     43   $     43
  Low.......................................   $    34    $    34 1/2 $     36 1/8 $     38 $     34

1998:
Net sales...................................   $88,355    $91,544    $ 89,084   $ 92,743   $361,726
Net royalties...............................       447        689         518        836      2,480
Cost of sales...............................    41,076     42,701      40,833     43,252    167,862
Provision for contract settlement...........        --         --         310      5,025      5,335
Operating income............................    13,489     14,675      13,319      9,026     50,509
Net income..................................     8,625      9,447       8,754      4,477     31,303
Basic earnings per share....................   $   .37    $   .40    $    .37   $    .18   $   1.32
Diluted earnings per share..................   $   .36    $   .39    $    .36   $    .18   $   1.29
Shares outstanding
  Basic.....................................    23,447     23,575      23,668     24,050     23,687
  Stock options.............................       582        547         541        401        517
  Diluted...................................    24,029     24,122      24,209     24,451     24,204
Market price per share:
  High......................................   $    38 1/2 $    39 1/2 $     39 3/8 $     40 $     40
  Low.......................................   $    30    $    30 3/4 $     30 1/2 $     29 3/8 $     29 3/8

SEGMENT REPORTING AND RELATED INFORMATION

    Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Life Technologies is managed in a matrixed fashion with some organizational units focused on delivering the Company's product and service offerings to customers. These organizational units have been established primarily by geography. Other organizational units are focused on developing and managing various components of the product and service offerings. While the chief operating decision maker reviews financial information with respect to all of these organization units, the units based on geography are most routinely reviewed by

                            LIFE TECHNOLOGIES, INC.

the chief operating decision maker in terms of assessing performance with respect to revenues and related expenses.

    The Company has four operating segments. The Americas Research segment serves universities, medical research centers, government institutions and other related "not-for-profit" research institutions in the United States as well as all customers in Canada, Mexico, and Latin and South America. The U.S. Bioindustrial segment delivers products and services to biotechnology, pharmaceutical, chemical and related "for-profit" companies in the United States. The European segment serves customers in Europe, Africa and the Middle East. The Asia Pacific segment serves customers in Asia, including Japan, Australasia, China and India. All four of the operating segments offer essentially the same products and services.

    The accounting policies of the operating segments are the same as those described earlier in the notes to the consolidated financial statements. Intercompany transactions between geographic areas are eliminated prior to reporting operating segment financial information to the chief operating decision maker. All profit related to intercompany transactions between geographic areas is reported in the operating segment in which the sale to the Company's trade customer occurs. Expenses related to developing and managing the Company's product and service offerings, as well as some expenses managed globally or not related to operating segments, are not included in operating segment results. Operating segment identifiable assets are primarily inventories and receivables. Long-lived assets are principally related to manufacturing or developing products and services and are not allocated to operating segments.

    Operating segment revenues for the years ended December 31, 1999, 1998, and 1997 were as follows:

(AMOUNTS IN THOUSANDS)                                          1999       1998       1997
----------------------                                        --------   --------   --------
Americas Research...........................................  $139,619   $129,428   $118,095
U.S. Bioindustrial..........................................    84,289     71,634     61,335
Europe......................................................   128,987    116,996    105,682
Asia Pacific................................................    54,304     43,915     45,756
Other, principally royalties................................     2,410      2,233      1,940
                                                              --------   --------   --------
  Total revenues............................................  $409,609   $364,206   $332,808
                                                              ========   ========   ========

    Operating segment profit and a reconciliation to reported operating income for the years ended December 31, 1999, 1998, and 1997 were as follows:

(AMOUNTS IN THOUSANDS)                                          1999       1998       1997
----------------------                                        --------   --------   --------
Americas Research...........................................  $45,120    $43,012    $42,035
U.S. Bioindustrial..........................................   31,293     26,163     20,790
Europe......................................................   30,397     29,607     29,045
Asia Pacific................................................   12,520     10,371     11,041
Research and development....................................  (23,836)   (21,880)   (21,281)
Other, non-segment expenses.................................  (39,053)   (31,429)   (30,696)
Shareholder acquisition expenses............................       --     (5,335)        --
                                                              -------    -------    -------
  Operating income..........................................  $56,441    $50,509    $50,934
                                                              =======    =======    =======

                            LIFE TECHNOLOGIES, INC.

    Identifiable operating segment assets and a reconciliation to total assets as of December 31, 1999, 1998, and 1997 were as follows:

(AMOUNTS IN THOUSANDS)                                          1999       1998       1997
----------------------                                        --------   --------   --------
Americas Research...........................................  $ 52,957   $ 48,544   $ 45,088
U.S. Bioindustrial..........................................    33,555     28,136     23,761
Europe......................................................    56,151     50,351     39,856
Asia Pacific................................................    30,681     24,866     21,939
Property, plant & equipment, net............................   128,827    107,374    100,098
Other long-lived assets.....................................    34,533     26,057     24,718
Cash and cash equivalents...................................    51,489     56,047     19,076
Other, principally tax related..............................    14,778     12,212      7,059
                                                              --------   --------   --------
  Operating income..........................................  $402,971   $353,587   $281,595
                                                              ========   ========   ========

    Life Technologies offers numerous products, services and technologies that can be characterized broadly into two categories: cell culture and cell and molecular biology. Cell culture products and services are used to grow cells under laboratory conditions and for the commercial manufacture of pharmaceuticals and other life sciences products. Cell culture products include cell and tissue culture media, reagents, fetal bovine ("FBS") and other animal sera, growth and attachment factors, and plasticware. Cell and molecular biology products, services and technologies are used to identify, isolate, and manipulate the metabolic processes and genetic material of living organisms. Cell and molecular biology products include enzymes, nucleic acids, lipids, competent cells, custom oligonucleotides, and related products.

    The major product line components of revenues for 1999, 1998, and 1997 compare as follows:

(AMOUNTS IN THOUSANDS)                                          1999       1998       1997
----------------------                                        --------   --------   --------
Cell culture................................................  $201,597   $182,411   $173,643
Cell and molecular biology..................................   208,012    181,795    159,165
                                                              --------   --------   --------
  Total revenues............................................  $409,609   $364,206   $332,808
                                                              ========   ========   ========

    Sales of FBS accounted for 11% of net sales in 1999, 12% of net sales in 1998 and 13% of net sales in 1997. Historically, the availability and price of FBS have been volatile and periodically have had a significant effect on the Company's results.

    The Company earns revenues from customers in many countries. Other than the United States, the Company's country of domicile, there is no individual country in which revenues from external customers represent 10% or more of the Company's consolidated revenues. Revenues attributed to customers based in the United States, as well as revenues from customers in all other countries combined, were as follows:

(AMOUNTS IN THOUSANDS)                                          1999       1998       1997
----------------------                                        --------   --------   --------
United States...............................................  $205,424   $181,765   $161,863
All other countries.........................................   204,185    182,411    170,945
                                                              --------   --------   --------
  Total revenues............................................  $409,609   $364,206   $332,808
                                                              ========   ========   ========

                            LIFE TECHNOLOGIES, INC.

    Long-lived assets by geographic area as of December 31, 1999, 1998, and 1997 were as follows:

(AMOUNTS IN THOUSANDS)                                          1999       1998       1997
----------------------                                        --------   --------   --------
United States...............................................  $118,164   $104,598   $ 98,394
United Kingdom..............................................    19,353     16,736     15,841
All other...................................................    15,960      8,526      7,806
                                                              --------   --------   --------
Total revenues..............................................  $153,477   $129,860   $122,041
                                                              ========   ========   ========

                            LIFE TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                              JUNE 30, 2000    DECEMBER 31, 1999
                                                              --------------   ------------------
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................     $ 67,072           $ 51,489
  Trade accounts receivable, net............................       79,412             79,301
    Inventories:
      Materials and supplies................................       14,662             16,519
      In process and finished...............................       69,918             67,653
      LIFO reserve..........................................       (1,658)            (1,226)
                                                                 --------           --------
        Total inventory.....................................       82,922             82,946
  Prepaid and other current assets..........................       16,678             17,384
  Current deferred tax assets...............................        9,107              8,491
                                                                 --------           --------
        Total current assets................................      255,191            239,611
  Property, plant and equipment.............................      195,172            192,162
  Less accumulated depreciation.............................      (67,457)           (63,335)
                                                                 --------           --------
        Total property, plant and equipment.................      127,715            128,827
  Investments and other assets..............................       23,008             22,973
  Excess of cost over net assets of businesses acquired,
    net.....................................................       10,771             11,560
                                                                 --------           --------
        Total assets........................................     $416,685           $402,971
                                                                 ========           ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt...........................................     $  4,181           $    848
  Accounts payable..........................................       20,837             28,364
  Accrued and deferred income tax liabilities...............        8,945             11,145
  Accrued liabilities and expenses..........................       29,568             27,494
                                                                 --------           --------
        Total current liabilities...........................       63,531             67,851
  Long-term debt............................................        2,855              3,259
  Pension liabilities.......................................       12,162             11,471
  Deferred income tax liabilities...........................        6,561              6,164
  Minority interests........................................        4,556              4,131
Stockholders' equity:
  Common stock..............................................          251                250
  Additional paid-in capital................................      101,304             96,362
  Retained earnings.........................................      245,131            223,986
  Unearned compensation expense.............................       (2,553)                --
  Accumulated other comprehensive income (loss).............      (17,113)           (10,503)
                                                                 --------           --------
        Total stockholders' equity..........................      327,020            310,095
                                                                 --------           --------
          Total liabilities and stockholders' equity........     $416,685           $402,971
                                                                 ========           ========

                   Amounts as of June 30, 2000 are unaudited.

  The accompanying notes are an integral part of these consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Revenues:
  Net sales.................................................  $218,907   $199,351
  Net royalties.............................................     1,014        944
                                                              --------   --------
                                                               219,921    200,295
Operating expenses:
  Cost of sales.............................................   100,476     89,470
  Marketing and administrative..............................    72,379     66,711
  Research and development..................................    13,150     11,933
  Merger related expenses...................................       889         --
                                                              --------   --------
    Total operating expenses................................   186,894    168,114
                                                              --------   --------
Operating income............................................    33,027     32,181

Other income (expense), net.................................     1,362       (213)
                                                              --------   --------
Income before income taxes..................................    34,389     31,968
Income taxes................................................    12,380     11,189
                                                              --------   --------
Income before minority interests............................    22,009     20,779
Minority interests..........................................      (863)      (531)
                                                              --------   --------
Net income..................................................  $ 21,146   $ 20,248
                                                              ========   ========

Earnings per share:
  Basic.....................................................  $   0.84   $   0.81
  Diluted...................................................  $   0.84   $   0.81
Average shares outstanding:
  Basic.....................................................    25,037     24,946
  Diluted...................................................    25,257     25,014

Dividends declared per share................................  $     --   $   0.10

                             Amounts are unaudited.

  The accompanying notes are an integral part of these consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
CASH INFLOWS (OUTFLOWS)
Operations:
  Net income................................................  $21,146    $20,248

Non-cash items:
  Depreciation and amortization.............................    8,640      8,002
  Other.....................................................     (279)       600
  Changes in assets and liabilities.........................   (9,547)    (9,304)
                                                              -------    -------
                                                               19,960     19,546

Investing:
  Capital expenditures......................................   (8,124)   (19,426)
  Acquisitions..............................................   (1,667)   (12,578)
                                                              -------    -------
                                                               (9,791)   (32,004)

Financing:
  Dividends paid............................................       --     (2,493)
  Proceeds from exercise of stock options...................    1,768      1,625
  Short term borrowings (net)...............................    3,357     (1,272)
  Long-term debt repayments.................................     (244)       419
                                                              -------    -------
                                                                4,881     (1,721)

  Effect of exchange rate changes on cash...................      533        626
                                                              -------    -------
  Increase (decrease) in cash and cash equivalents..........   15,583    (13,533)
  Cash and cash equivalents at beginning of period..........   51,489     56,047
                                                              -------    -------
  Cash and cash equivalents at end of period................  $67,072    $42,494
                                                              =======    =======

                             Amounts are unaudited.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

                       STATEMENTS OF COMPREHENSIVE INCOME

                             (AMOUNTS IN THOUSANDS)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Net income..................................................  $21,146    $20,248
Other comprehensive income (loss)...........................   (6,610)    (3,874)
                                                              -------    -------
  Currency translation effects
Comprehensive income........................................  $14,536    $16,374
                                                              =======    =======

                             Amounts are unaudited.

  The accompanying notes are an integral part of these consolidated financial statements.

                            LIFE TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS:

BASIS OF PRESENTATION

    In the opinion of the Company's management, the unaudited financial statements reflect all adjustments (which consist of normal recurring adjustments) necessary to present a fair statement of the results for the interim periods. The results for the six-month period ended June 30, 2000 are not necessarily indicative of the results for the year ending December 31, 2000.

EARNINGS PER SHARE

    Basic earnings per common share have been computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share have been computed by dividing net income by the weighted-average number of common shares outstanding plus an assumed increase in common shares outstanding for dilutive securities.

    The following table reconciles the weighted average number of common shares outstanding during each period for basic earnings per share with the comparable amount for diluted earnings per share.

                                                             SIX MONTHS ENDED
                                                                 JUNE 30,
                                                         ------------------------
(AMOUNTS IN THOUSANDS)                                     2000            1999
----------------------                                   --------        --------
Weighted average shares outstanding-basic..............   25,037          24,946
Stock options..........................................      220              68
                                                          ------          ------
  Weighted average shares outstanding-diluted..........   25,257          25,014
                                                          ======          ======

COMPREHENSIVE INCOME

    The following are included as components of accumulated other comprehensive income (loss).

                                                                            TOTAL
                                                            FOREIGN     COMPREHENSIVE
                                               PENSION     CURRENCY        INCOME
(AMOUNTS IN THOUSANDS)                        LIABILITY   TRANSLATION      (LOSS)
----------------------                        ---------   -----------   -------------
Beginning balance (January 1, 2000).........     (11)       (10,492)       (10,503)
Current period change.......................      --         (6,610)        (6,610)
                                                 ---        -------        -------
  Ending balance (June 30, 2000)............     (11)       (17,102)       (17,113)
                                                 ===        =======        =======

    U.S. and international withholding taxes have not been provided on undistributed earnings of foreign subsidiaries. The Company remits only those earnings which are considered to be in excess of the reasonably anticipated working capital needs of the foreign subsidiaries, with the balance considered to be permanently reinvested in the operations of such subsidiaries. It is impractical to estimate the total tax liability, if any, until such a distribution is made.

                            LIFE TECHNOLOGIES, INC.

SEGMENT REPORTING AND RELATED INFORMATION

    Operating segment revenues for the periods ended June 30, 2000 and 1999 were as follows:

                                                         SIX MONTHS ENDED
                                                             JUNE 30,
                                                     ------------------------
(AMOUNTS IN THOUSANDS)                                 2000            1999
----------------------                               --------        --------
Americas Research..................................  $ 76,607        $ 68,675
U.S. Bioindustrial.................................    46,204          40,416
Europe.............................................    63,932          64,548
Asia Pacific.......................................    32,164          25,712
Other..............................................     1,014             944
                                                     --------        --------
Total Revenue......................................  $219,921        $200,295
                                                     ========        ========

    Operating segment profit and a reconciliation to reported operating income for the periods ended June 30, 2000 and 1999 were as follows:

                                                          SIX MONTHS ENDED
                                                              JUNE 30,
                                                      ------------------------
(AMOUNTS IN THOUSANDS)                                  2000            1999
----------------------                                --------        --------
Americas Research...................................  $ 29,003        $ 25,412
U.S. Bioindustrial..................................    18,375          14,972
Europe..............................................    12,509          18,865
Asia Pacific........................................     8,921           6,679
Research and development............................   (13,150)        (11,933)
Other non-segment expenses..........................   (21,742)        (21,814)
Merger related expenses.............................      (889)             --
                                                      --------        --------
  Operating income..................................  $ 33,027        $ 32,181
                                                      ========        ========

MERGER RELATED EXPENSES

    On February 25, 2000, Dexter Corporation, the Company's majority shareholder, announced an effort to explore all strategic alternatives available to maximize shareholder value in the short term. In conjunction with this effort, the Company entered into retention agreements with certain employees, which provide for payments by the Company totaling up to a maximum of $3.3 million. The Company has expensed $0.9 million related to these agreements in the second quarter of 2000.

UNEARNED COMPENSATION

    In May 2000, the Dexter Corporation issued to certain LTI employees common stock of Dexter Corporation subject to the following restrictions:
(1) seventy-five percent of the stock award is based on achievement by LTI of specified financial performance during the three year period commencing on January 1, 2000 and ending December 31, 2002 and (2) one hundred percent of the stock is subject to time-lapse restrictions. The employee must be continuously employed by the Dexter Corporation or one of its subsidiaries from the date of the agreement through May 8, 2003. The Company recorded unearned compensation and additional paid in capital on the date of grant. The awards, which are subject to performance restrictions, are treated as variable awards, and adjustments are made to unearned compensation for changes in the stock value at each reporting period. The remaining 25% of the awards, which are subject only to passage of time restrictions, are treated as fixed stock awards the value of which was determined on the grant date. Dividends when declared are charged to compensation expense and a payable to Dexter Corporation. The compensation cost that has been

                            LIFE TECHNOLOGIES, INC.

charged against income for these restricted stock agreements is $0.2 million for the second quarter and year to date 2000. Unearned compensation of $2.6 million representing the unearned portion of the restricted stock is shown as a component of stockholders' equity.

CONTINGENCIES

    In September 1999, the Company submitted a report in connection with a voluntary disclosure to the Department of Veterans Affairs ("VA") regarding matters involving the management of the Company's Federal Supply Schedule contract with the VA that has been in effect since April 1992. As part of the disclosure the Company offered to provide a refund to the government in the amount of $3.9 million. The Company expensed this amount in September 1999. The Company has made a cash payment of $1.1 million to the VA and had an accrued liability of $2.8 million at June 30, 2000. There can be no assurance that the government will agree with the Company's assessment of this matter or accept the Company's offered refund amount. Consequently, it is possible the final resolution of this matter could materially differ from the Company's proposal and could have a material adverse effect on the Company's consolidated financial position, operating results or cash flows when resolved in a future reporting period.

    On December 31, 1996, the Company sued Clontech Laboratories, Inc. in the U.S. District Court for the District of Maryland, Civil Action No. AW-96-4080, alleging patent infringement of the Company's patents covering H minus reverse transcriptase. The court issued a decision on July 16, 1999, that two of the Company's patents are unenforceable and followed this decision on May 24, 2000, with a ruling that would require the Company to pay $1.64 million in legal fees, plus costs, to Clontech. The Company has appealed both the District Court's decision of July 16, 1999 and the May 24, 2000 ruling to the Court of Appeals for the Federal Circuit.

    Apart from the matter above, the Company is subject to other potential liabilities under government regulations and various claims and legal actions which are pending or may be asserted. These matters have arisen in the ordinary course and conduct of the Company's pending business and some are expected to be covered, at least partly, by insurance. Estimated amounts for claims that are probable and can be reasonably estimated are reflected as liabilities of the Company. The ultimate resolution of these matters is subject to many uncertainties. It is reasonably possible that some of the matters which are pending or may be asserted could be decided unfavorably to the Company. Although the amount of liability at June 30, 2000 with respect to these matters can not be ascertained with certainty, the Company believes that any resulting liability should not materially affect the Company's consolidated financial statements.

SUBSEQUENT EVENT

    On July 9, 2000, Life Technologies, Inc. (the "Company") announced that it signed a definitive agreement with Invitrogen Corporation ("Invitrogen") providing for a merger of the Company into Invitrogen in which all of the Company's outstanding shares of common stock will be converted into cash and/or Invitrogen stock.

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                             INVITROGEN CORPORATION
                                      AND
                            LIFE TECHNOLOGIES, INC.

                            DATED AS OF JULY 7, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                            --------

                                     ARTICLE I
                                     THE MERGER

Section 1.1   The Merger..................................................     A-2
Section 1.2   Closing.....................................................     A-2
Section 1.3   Effective Time..............................................     A-2
Section 1.4   Effects of the Merger.......................................     A-3
Section 1.5   Certificate of Incorporation; Bylaws........................     A-3
Section 1.6   Directors; Officers of Surviving Corporation;
                Headquarters..............................................     A-3

                                     ARTICLE II
                 CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1   Conversion of Securities....................................     A-4
Section 2.2   Exchange of Certificates....................................     A-6
Section 2.3   Adjustments to Prevent Dilution.............................     A-9
Section 2.4   Appraisal Rights............................................     A-9

                                    ARTICLE III
                           REPRESENTATIONS AND WARRANTIES

Section 3.1   Organization, Qualification, Etc............................    A-11
Section 3.2   Capital Stock...............................................    A-12
Section 3.3   Corporate Authority Relative to this Agreement; No
                Violation.................................................    A-13
Section 3.4   Reports and Financial Statements............................    A-15
Section 3.5   No Undisclosed Liabilities..................................    A-16
Section 3.6   No Violation of Law.........................................    A-16
Section 3.7   Environmental Matters.......................................    A-16
Section 3.8   Employee Benefit Plans; ERISA...............................    A-18
Section 3.9   Absence of Certain Changes or Events........................    A-20
Section 3.10  Proxy Statement/Prospectus; Registration Statement..........    A-20
Section 3.11  Tax Matters.................................................    A-21
Section 3.12  Title and Related Matters...................................    A-23
Section 3.13  Contracts...................................................    A-24
Section 3.14  Patents, Trademarks and Similar Rights......................    A-25
Section 3.15  Legal Proceedings, etc......................................    A-25
Section 3.16  Disclosure..................................................    A-25
Section 3.17  Opinion of Financial Advisors...............................    A-26
Section 3.18  Bidder Share Ownership......................................    A-26

                                     ARTICLE IV
                              COVENANTS AND AGREEMENTS

Section 4.1   Conduct of Business by the Company..........................    A-26
Section 4.2   Bidder Interim Operations...................................    A-29
Section 4.3   Access; Confidentiality.....................................    A-31
Section 4.4   Stockholders Meeting; Proxy Statement; Registration
                Statement.................................................    A-32
Section 4.5   Commercially Reasonable Efforts; Further Assurances.........    A-33

                                                                              PAGE
                                                                            --------
Section 4.6   Employee Stock Options and Other Employee Benefits..........    A-34
Section 4.7   Takeover Statute............................................    A-37
Section 4.8   Public Announcements........................................    A-37
Section 4.9   Affiliates..................................................    A-38
Section 4.10  Nasdaq National Market Quotation............................    A-38
Section 4.11  Tax-Free Reorganization.....................................    A-38
Section 4.13  Indemnification; Insurance..................................    A-39
Section 4.14  Additional Reports and Information..........................    A-40

                                     ARTICLE V
                              CONDITIONS TO THE MERGER

Section 5.1   Conditions to Each Party's Obligation to Effect the
                Merger....................................................    A-40
Section 5.2   Conditions to Obligation of the Bidder to Effect the
                Merger....................................................    A-41
Section 5.3   Conditions to Obligation of the Company to Effect the
                Merger....................................................    A-42

                                     ARTICLE VI
                                    TERMINATION

Section 6.1   Termination.................................................    A-43
Section 6.2   Effect of Termination.......................................    A-45

                                    ARTICLE VII
                                   MISCELLANEOUS

Section 7.1   No Survival of Representations and Warranties...............    A-45
Section 7.2   Expenses....................................................    A-45
Section 7.3   Counterparts; Effectiveness.................................    A-45
Section 7.4   Governing Law...............................................    A-45
Section 7.5   Notices.....................................................    A-45
Section 7.6   Assignment; Binding Effect..................................    A-47
Section 7.7   Severability................................................    A-47
Section 7.8   Enforcement of Agreement....................................    A-47
Section 7.9   Entire Agreement; Third-Party Beneficiaries.................    A-48
Section 7.10  Headings....................................................    A-48
Section 7.11  Definitions.................................................    A-48
Section 7.12  Finders or Brokers..........................................    A-48
Section 7.13  Amendment or Supplement.....................................    A-49
Section 7.14  Extension of Time, Waiver, Etc..............................    A-49

                             INDEX OF DEFINED TERMS

DEFINED TERM                                                          SECTION
------------                                                  ------------------------
Affiliated Group............................................  3.11(a)
affiliates..................................................  7.11
Agreement...................................................  Introduction
Average Bidder Trading Price................................  2.1(a)
Bidder......................................................  Introduction
Bidder Common Stock.........................................  Recitals
Bidder Disclosure Schedule..................................  Article III Introduction
Bidder Stockholder Approval.................................  3.3(b)
Bidder Stockholders Meeting.................................  4.4(a)
Cash Election...............................................  2.1(b)
Cash Election Proration Factor..............................  2.1(b)
Certificate of Merger.......................................  1.3
Certificates................................................  2.2(a)
Charter Amendment...........................................  4.4(a)
Closing.....................................................  1.2
Closing Date................................................  1.2
Code........................................................  Recitals
Company.....................................................  Introduction
Company Common Stock........................................  Recitals
Company Disclosure Schedule.................................  Article III Introduction
Company Employee............................................  4.5(b)
Company Equity Plan.........................................  4.1(vii)
Company Option Plans........................................  4.6(a)
Company Policies............................................  4.13(b)
Company Stock Options.......................................  4.6(a)
Company Stockholder Approval................................  3.3(a)
Company Stockholders Meeting................................  4.4(a)
Dexter......................................................  Recitals
Dexter Merger...............................................  Recitals
Dexter Merger Agreement.....................................  Recitals
DGCL........................................................  Recitals
Dissenting Shares...........................................  2.4
Effective Time..............................................  1.3
Election Deadline...........................................  2.2(a)
Election Form...............................................  2.2(a)
Environmental Claim.........................................  3.7(d)(i)
Environmental Law...........................................  3.7(d)(ii)
Environmental Permits.......................................  3.7(a)
ERISA.......................................................  3.8(a)
ERISA Affiliate.............................................  3.8(a)
ESP.........................................................  4.6(c)
Exchange Act................................................  3.3(c)
Exchange Agent..............................................  2.2(a)
Exchange Fund...............................................  2.2(a)
Exchange Ratio..............................................  2.1(b)
Expiration Date.............................................  6.1(b)
GAAP........................................................  3.4
Governmental Entity.........................................  3.3(c)

DEFINED TERM                                                          SECTION
------------                                                  ------------------------
Hazardous Materials.........................................  3.7(d)(iii)
HSR Act.....................................................  3.3(c)
including...................................................  7.11
Indemnified Parties.........................................  4.13
Intellectual Property.......................................  3.14
International Plans.........................................  3.8(i)
Lien........................................................  3.1(b)
Material....................................................  3.16
Material Adverse Effect.....................................  3.1(a)
Material Contracts..........................................  3.13(a)
Merger......................................................  Recitals
Merger Consideration........................................  2.1(b)
Person......................................................  7.11
Plans.......................................................  3.8(a)
Proxy Statement.............................................  4.3(b)
Registration Statement......................................  3.10(b)
Representing Party..........................................  Article III Introduction
Representing Party's Disclosure Schedule....................  Article III Introduction
SEC.........................................................  3.4(a)
SEC Reports.................................................  3.4
Securities Act..............................................  3.3(c)
Shares......................................................  Recitals
Significant Subsidiaries....................................  7.11
Special Committee...........................................  Recitals
Standard Election...........................................  2.1(b)
Standard Election Consideration.............................  2.1(b)
Stock Election..............................................  2.1(b)
Stock Election Consideration................................  2.1(b)
Stockholders Meeting........................................  4.4(a)
Subsidiaries................................................  7.11
Surviving Corporation.......................................  1.1
Tax Return..................................................  3.11(f)
Taxes.......................................................  3.11(f)
Termination Date............................................  4.1
Trading Day.................................................  2.1(b)

    AGREEMENT AND PLAN OF MERGER, dated as of July 7, 2000 (the "Agreement"), between INVITROGEN CORPORATION, a Delaware corporation (the "Bidder"), and LIFE TECHNOLOGIES, INC., a Delaware corporation (the "Company").

    WHEREAS, the Boards of Directors of the Bidder and the Company and a special committee (the "Special Committee") of the Board of Directors of the Company consisting of members of the Board of Directors who are "Continuing Directors" as such term is defined in Article Eighth of the Certificate of Incorporation of the Company deem it advisable and in the best interests of their respective stockholders that the Company be merged with and into the Bidder (the "Merger") upon the terms and subject to the conditions provided for in this Agreement, whereby each outstanding share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock" or the "Shares") will be converted into
(i) shares of common stock, par value $.01 per share, of the Bidder (the "Bidder Common Stock"), (ii) cash or (iii) a combination of Bidder Common Stock and cash;

    WHEREAS, immediately after the execution and delivery of this Agreement, the Bidder is entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Dexter Merger Agreement"), between the Bidder and Dexter Corporation, a Connecticut corporation ("Dexter"), pursuant to which Dexter will be merged with and into the Bidder (the "Dexter Merger") simultaneously with the Merger upon the terms and subject to the conditions set forth in the Dexter Merger Agreement, whereby each share of common stock, par value $1 per share, of Dexter will be converted into (i) shares of Bidder Common Stock, (ii) cash or
(iii) a combination of Bidder Common Stock and cash;

    WHEREAS, the obligations of the parties hereto to consummate this Agreement are expressly conditioned on the consummation of the transactions contemplated by the Dexter Merger Agreement;

    WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Dexter Merger contemplated hereby shall each qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code; and

    WHEREAS, the Boards of Directors of the Bidder and the Company have each approved this Agreement and approved the Merger in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), and upon the terms and conditions set forth in this Agreement.

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Bidder and the Company agree as follows:

                                   ARTICLE I
                                   THE MERGER

    Section 1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time the Company shall merge with and into the Bidder, and the separate corporate existence of the Company shall thereupon cease, and the Bidder shall be the surviving corporation in the Merger (the "Surviving Corporation"). The Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature and shall be subject to all of the restrictions, disabilities, duties, debts and obligations of the Company and the Bidder, all as provided in the DGCL.

    Section 1.2 CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in
Article V, unless another time or date, or both, are agreed to by the parties hereto. The Closing will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, unless another place is agreed to by the parties hereto.

    Section 1.3 EFFECTIVE TIME. Subject to the provisions of this Agreement, on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to effect the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such other time as is agreed by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes fully effective being hereinafter referred to as the "Effective Time"); PROVIDED, that the Merger and the Dexter Merger shall occur simultaneously.

    Section 1.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 259 of the DGCL.

    Section 1.5  CERTIFICATE OF INCORPORATION; BYLAWS.

        (a) At the Effective Time, the Certificate of Incorporation of the Bidder, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such Certificate of Incorporation; PROVIDED, HOWEVER, the first paragraph of Article IV of the Certificate of Incorporation of the Bidder shall be amended to read in its entirety to read as follows:

    "The total number of shares of capital stock which the Corporation shall have authority to issue is 131,405,884, of which (a) 6,405,884 shares shall be preferred stock, par value $.01 per share ("Preferred Stock"), and
    (b) 125,000,000 shares shall be common stock, par value $.01 per share."

        (b) At the Effective Time, the Bylaws of the Bidder, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

    Section 1.6  DIRECTORS; OFFICERS OF SURVIVING CORPORATION; HEADQUARTERS.

        (a) The directors of the Bidder at the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. Prior to the Effective Time, the Bidder shall take all action necessary to appoint J. Stark Thompson and Thomas H. Adams to the Board of Directors of the Bidder, such appointments to be effective as of the Effective Time.

        (b) The officers of the Bidder at the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. After the Effective Time, J. Stark Thompson shall continue to be the President and Chief Executive Officer of the Company's operations and shall also hold a senior executive management position with the Bidder.

        (c) After the Effective Time, the Company's operations will continue to be headquartered at the site of the Company's current headquarters in Rockville, Maryland.

                                   ARTICLE II
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

    Section 2.1 CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Bidder or the Company:

            (a) Each issued and outstanding Share that is owned by the Bidder, Dexter or the Company or any of their respective Subsidiaries shall automatically be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

            (b) Subject to the provisions of Sections 2.2(h) and 2.4, each issued and outstanding Share, other than Shares cancelled and retired in accordance with Section 2.1(a) and Dissenting Shares, shall be converted, at the election of the holder thereof in accordance with the procedures set forth herein, into one of the following (as adjusted pursuant to the provisions of this Section 2.1, the "Merger Consideration"):

               (A) for each such Share with respect to which an election to receive only Bidder Common Stock has been effectively made and not revoked or lost pursuant to Section 2.2(a) (a "Stock Election"), the right to receive that fraction of a share of Bidder Common Stock calculated by dividing (x) $60.00 by (y) the Average Bidder Trading Price (as hereinafter defined), rounded to four decimal places (the "Exchange Ratio"). As used herein, the "Average Bidder Trading Price" shall mean the average of the reported closing sales prices per share of Bidder Common Stock as reported in THE WALL STREET JOURNAL for the 20 consecutive Nasdaq National Market trading days (each, a "Trading Day") ending on (and including) the third Trading Day prior to the date of the Company Shareholders Meeting; PROVIDED, HOWEVER, that if the quotient obtained as prescribed in the preceding sentence exceeds 1.0, then for all purposes the Exchange Ratio shall be 1.0, and if such quotient is less than 0.7500, then for all purposes the Exchange Ratio shall be
       0.7500 (the "Stock Election Consideration").

               (B) for each such Share with respect to which an election to receive only cash has been effectively made and not revoked or lost pursuant to Section 2.2(a) (a "Cash Election"), (i) the right to receive an amount in cash equal to $60.00 multiplied by the Cash Election Proration Factor, without interest except as set forth in
       Section 2.2(b), plus (ii) if the Cash Election Proration Factor is less than 1, a fraction of a share of Bidder Common Stock equal to the Exchange Ratio multiplied by a fraction the numerator of which is $60.00 minus the cash determined pursuant to clause (i) and the denominator of which is $60.00. As used herein, the "Cash Election Proration Factor" means the lesser of (x) 1.00 or (y) a fraction (i) the numerator of which is (1) the product of the total number of Shares outstanding multiplied by $16.80 minus (2) $16.80 multiplied by the number of Shares for which Standard Elections have been effectively made and not revoked or lost, and (ii) the denominator of which is the product of $60.00 multiplied by the number of Shares for which Cash Elections have been effectively made and not revoked or lost.

               (C) for each such Share as to which neither a Stock Election nor a Cash Election has been effectively made and not revoked or lost pursuant to Section 2.2(a) (a "Standard Election"), the right to receive $16.80 in cash, plus a fraction of a share of Bidder Common Stock equal to the Exchange Ratio multiplied by 0.7200 (the "Standard Election Consideration").

            (c) Each Person who, at the Effective Time, is a record holder of Shares (other than Shares to be cancelled as set forth in Section 2.1(a) or Dissenting Shares) shall have the right to submit an Election Form specifying the number of Shares that such Person desires to have converted into shares of Bidder Common Stock, the number of Shares that such Person desires to have converted into the right to receive cash and Bidder Common Stock, if any, and the number of Shares that such Person desires to have converted into the right to receive the Standard Election Consideration. Any Person who fails properly to submit an Election Form on or prior to the Election Deadline in accordance set forth in Section 2.2(a) shall be deemed to have made a Standard Election.

            (d) Each share of Bidder Common Stock issued and outstanding immediately prior to the Effective Time shall on and after the Effective Time continue to be issued and outstanding as an identical share of Bidder Common Stock.

            (e) Each share of Bidder Common Stock issued and held in the treasury or by any Subsidiary of the Bidder as of the Effective Time, if any, shall, on and after the Effective Time, continue to be issued and held in the treasury of the Bidder or by such Subsidiary unaffected by the Merger.

    Section 2.2  EXCHANGE OF CERTIFICATES.

    (a) EXCHANGE AGENT. Prior to the Effective Time, the Bidder shall appoint an agent (the "Exchange Agent") for the purpose of (i) exchanging certificates representing Shares (the "Certificates") for the Merger Consideration. At the Effective Time the Bidder will deposit with the Exchange Agent the Merger Consideration and cash in the amount required by Section 2.2(g) (the "Exchange Fund"). Upon receipt, the Exchange Agent will invest the cash portion of the Exchange Fund in United States government securities maturing at the Election Deadline or such other government securities maturing at the Election Deadline or such other investments as the Bidder and the Company may mutually agree. Any interest and other income resulting from such investments shall be paid to the Bidder. Promptly after the Effective Time, the Exchange Agent will send to each holder of Shares a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange, and to each holder of Shares an election form (the "Election Form") providing for such holders to make the Standard Election, the Cash Election or the Stock Election. Any Standard Election (other than a deemed Standard Election), Cash Election or Stock Election shall be validly made only if the Exchange Agent shall have received by 5:00 p.m., New York City Time, on a date (the "Election Deadline") to be mutually agreed upon by the Bidder and the Company (which date shall not be later than the twentieth Business Day after the Effective Time), an Election Form properly completed and executed (with the signature or signatures thereon guaranteed to the extent required by the Election Form) by such holder accompanied by such holder's Certificates, or by appropriate guarantees of delivery of such Certificates from a member of any national securities exchange or of the National Association of Securities Dealers or a commercial bank or trust company in the United States as set forth in such Election Form. Any holder of Shares who has made an election by submitting an Election Form to the Exchange Agent may at any time prior to the Election Deadline change such holder's election by submitting a revised Election Form, properly completed and signed that is received by the Exchange Agent prior to the Election Deadline. Any holder of Shares may at any time prior to the Election Deadline revoke his election by written notice to the Exchange Agent received by the close of business on the day prior to the Election Deadline, and such holder will receive the Standard Election Consideration.

    (b) LETTER OF TRANSMITTAL. Upon surrender to the Exchange Agent of its Certificate, together with a properly completed letter of transmittal, each holder of Shares will be entitled to receive promptly after the Election Deadline the Merger Consideration in respect of the Shares represented by its Certificate. In addition, each such holder of Shares shall be entitled to receive any dividends and distributions payable pursuant to Section 2.2(g). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration.

    (c) PAYMENT TO NON-REGISTERED OWNERS. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

    (d) NO FURTHER REGISTRATION OF TRANSFERS. After the Effective Time there shall be no further registration of transfers of Shares. If after the Effective Time Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

    (e) TERMINATION OF EXCHANGE FUND; NO LIABILITY. At any time following the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Exchange Fund (including any interest received with respect thereto), and holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of Bidder Common Stock and any dividends or other distributions with respect to Bidder Common Stock payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (f) LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates for Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by the Bidder, the posting by such Person of a bond in such sum as the Bidder may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will issue the Merger Consideration pursuant to Section 2.1(b) deliverable in respect of the Shares represented by such lost, stolen or destroyed Certificates.

    (g) DIVIDENDS; DISTRIBUTIONS. No dividends or other distributions with respect to Bidder Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Bidder Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to
Section 2.2(h), and all such dividends, other distributions and cash in lieu of fractional shares of Bidder Common Stock shall be paid by the Bidder to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of a Bidder Certificate representing whole shares of Bidder Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Bidder Common Stock and the amount of any cash payable in lieu of a fractional share of Bidder Common Stock to which such holder is entitled pursuant to Section 2.2(h), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Bidder Common Stock. The Bidder shall make available to the Exchange Agent cash for these purposes, if necessary.

    (h) NO FRACTIONAL SHARES. No Bidder Certificates or scrip representing fractional shares of Bidder Common Stock shall be issued upon the surrender for exchange of Certificates; no dividend or distribution by the Bidder shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a shareholder of the Bidder. In lieu of any such fractional shares, each holder of Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Certificate pursuant to this Section shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all Shares held by such holder at the Effective Time) would otherwise be entitled by
(B) the average reported closing sales price for a share of Bidder Common Stock as reported in THE WALL STREET JOURNAL(or if not reported thereby, any other authoritative source) for five consecutive Trading Days immediately preceding the Closing Date. The Bidder shall provide the Exchange Agent the aggregate amount of cash payable pursuant to this Section 2.2(h) promptly following the Effective Time.

    Section 2.3 ADJUSTMENTS TO PREVENT DILUTION. In the event that the Bidder changes the number of outstanding shares of Bidder Common Stock or the number of outstanding securities convertible or exchangeable into or exercisable for shares of Bidder Common Stock prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, or declares or pays any dividend or distribution (including of rights) other than any regular quarterly cash dividends, the Stock Election Consideration and the Standard Election Consideration will be correspondingly and equitably adjusted to reflect such stock dividend, subdivision, split, combination of shares or other specified transaction.

    Section 2.4 APPRAISAL RIGHTS. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who did not vote in favor of the Merger and who comply with all the relevant provisions of Section 262 of the DGCL (the "Dissenting Shareholders") shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the "Dissenting Shares"), unless and until the holder or holders thereof shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each Share without any interest thereon. The Company shall give the Bidder (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to shareholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL; PROVIDED, HOWEVER, the Company shall have the right to participate in any such negotiations and proceedings. The Company shall not, except with the prior written consent of the Bidder, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Shareholder shall thereupon be treated as though such Shares had been converted into the right to receive the Standard Election Consideration pursuant to Section 2.1(b).

    Section 2.5 WITHHOLDING RIGHTS. The Bidder shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this
Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If the Bidder so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Shares in respect of which the Bidder made such deduction and withholding.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

    Except as set forth on the schedule delivered by the Company to the Bidder in connection with the execution and delivery of this Agreement (the "Company Disclosure Schedule") the Company hereby represents and warrants to the Bidder, and except as set forth in the disclosure schedule delivered by the Bidder to the Company in connection with the execution and delivery of this Agreement (the "Bidder Disclosure Schedule"), the Bidder hereby represents and warrants to the Company, in each case as set forth in this
Article III, with the party making such representations and warranties being referred to as the "Representing Party" and such Representing Party's Disclosure Schedule as the "Representing Party's Disclosure Schedule." Notwithstanding the foregoing, any representation or warranty which expressly refers to the Bidder or its Subsidiaries is being made solely by the Bidder and any representation or warranty which expressly refers to the Company or its Subsidiaries is being made solely by the Company.

    Section 3.1  ORGANIZATION, QUALIFICATION, ETC.

        (a) The Representing Party is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority required for it to own its properties and assets and to carry on its business as it is now being conducted. The Representing Party is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party or substantially delay consummation of the transactions contemplated by this Agreement or otherwise prevent the Representing Party from performing its obligations hereunder. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to the Representing Party means a material adverse effect on the financial condition, assets, liabilities or results of operations of the Representing Party and its Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with
(A) changes or conditions generally affecting the industries in which the Representing Party and its Subsidiaries operate, unless, in the case of the Company, such changes or conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (B) changes in general economic, regulatory or political conditions, unless, in the case of the Company, such changes have a disproportionate effect on the Company and its Subsidiaries, taken as a whole. Each Representing Party has made available to the other copies of its certificate of incorporation and bylaws. Such copies of each Representing Party's certificate of incorporation and bylaws are complete and correct and in full force and effect, and the Representing Party is not in violation of any of the provisions of its certificate of incorporation or bylaws.

        (b) Each of the Representing Party's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Representing Party's Subsidiaries has the corporate power and authority required for it to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party. All the outstanding shares of capital stock of, or other ownership interests in, the Representing Party's Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and, with respect to such shares or ownership interests that are owned by the Representing Party and its Subsidiaries, are owned free and clear of all liens, claims, mortgages, encumbrances, pledges and security interests of any kind (each, a "Lien"). All the outstanding shares of capital stock of, or other ownership interests in, the Representing Party's Subsidiaries are wholly owned by the Representing Party, directly or indirectly.

    Section 3.2  CAPITAL STOCK.

        (a) Section 3.2(a) of the Representing Party's Disclosure Schedule sets forth as of June 30, 2000:

            (i) the number of authorized shares of each class or series of capital stock of the Representing Party;

            (ii) the number of shares of each class or series of capital stock of the Representing Party which are issued and outstanding;

            (iii) the number of shares of each class or series of capital stock which are held in the treasury of such Representing Party;

            (iv) the number of shares of each class or series of capital stock of the Representing Party which are reserved for issuance, indicating each specific reservation; and

            (v) the number of shares of each class or series of capital stock of such Representing Party which are subject to employee stock options or other rights to purchase or receive capital stock granted under such Person's stock option or other stock based employee or non-employee director benefit plans, and, with respect to the Company, indicating the name of the plan, the date of grant, the number of shares and the exercise price thereof.

        (b) All the outstanding shares of capital stock of the Representing Party are, and all shares of Bidder Common Stock to be issued in the Merger will be when issued in accordance with the terms of this Agreement, duly authorized, validly issued, fully paid and non-assessable and issued in compliance with all applicable U.S. state and federal and foreign securities laws. Except as set forth in Section 3.2(a) of the Representing Party's Disclosure Schedule and for the transactions contemplated by this Agreement, (1) there are no shares of capital stock of the Representing Party authorized, or as of the date of this Agreement issued or outstanding, (2) as of the date of this Agreement there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Representing Party or any of its Subsidiaries, obligating the Representing Party or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in the Representing Party or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Representing Party or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, and
(3) there are no outstanding contractual obligations of the Representing Party or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Representing Party or any Subsidiary of the Representing Party or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Representing Party or other entity.

    Section 3.3  CORPORATE AUTHORITY RELATIVE TO THIS AGREEMENT; NO VIOLATION.

        (a) The Company has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for obtaining the requisite approval of the stockholders of the Company (the "Company Stockholder Approval") and the filing of the Certificate of Merger, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has taken all appropriate action so that
Section 203 of the DGCL will not be applicable to the Company or to the Bidder for any purpose. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of Bidder, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

        (b) The Bidder has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Bidder, and other than the obtaining the requisite approval of the stockholders of the Bidder (the "Bidder Stockholder Approval") and the filing of the Certificate of Merger no other corporate proceedings on the part of the Bidder are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Bidder and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of the Bidder, enforceable against the Bidder in accordance with its terms.

        (c) Except for the filings, permits, authorizations, consents and approvals set forth in Section 3.3(c) of the Representing Party's Disclosure Schedule or as may be required under, and other applicable requirements of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") (in the case of the Bidder only), the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), state securities or blue sky laws, and the rules and regulations of the Nasdaq National Market, or the anti-competition laws or regulations of the European Union or any foreign jurisdiction in which the Company or the Bidder (directly or through Subsidiaries, in each case) has material assets or conducts material operations, and the filing of the Certificate of Merger under the DGCL, none of the execution, delivery or performance of this Agreement by the Representing Party, the consummation by the Representing Party of the transactions contemplated hereby or compliance by the Representing Party with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws or similar organizational documents of the Representing Party or any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any federal, regional, state or local court, arbitrator, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether U.S. or foreign (a "Governmental Entity"), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Representing Party or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation applicable to the Representing Party, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, permits, authorizations, consents, approvals, violations, breaches or defaults which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Representing Party or prevent or substantially delay the consummation of the transactions contemplated hereby.

    Section 3.4 REPORTS AND FINANCIAL STATEMENTS. The Representing Party has previously furnished or otherwise made available (by electronic filing or otherwise) to the Bidder true and complete copies of:

            (a) Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for each of the years ended December 31, 1998 and 1999 in the case of the Company and the year ended December 31, 1999 in the case of Bidder.

            (b) the Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2000, for each of the Representing Parties;

            (c) each definitive proxy statement filed with the SEC since December 31, 1998, for each of the Representing Parties;

            (d) each final prospectus filed with the SEC since December 31, 1998, except any final prospectus on Form S-8, for each of the Representing Parties; and

            (e) all Current Reports on Form 8-K filed with the SEC since January 1, 2000, for each of the Representing Parties.

As of their respective dates, such reports, proxy statements and prospectuses filed with the SEC by the Representing Party (collectively with, and giving effect to, all amendments, supplements and exhibits thereto, the "SEC Reports")
(i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Representing Party's Subsidiaries is required to file any forms, reports or other documents with the SEC. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Representing Party's SEC Reports (including any related notes and schedules) fairly present in all material respects the financial position of the Bidder or the Company and its consolidated Subsidiaries, as the case may be, as of the dates thereof and the results of operations and cash flows for the periods or as of the dates then ended (subject, in the case of the unaudited interim financial statements, to normal recurring adjustments), in each case in accordance with past practice and generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). Since the date of Bidder's initial public offering, the Bidder has timely filed all reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC. Since January 1, 1999, the Company has timely filed all reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

    Section 3.5 NO UNDISCLOSED LIABILITIES. Neither the Representing Party nor any of its Subsidiaries has any liabilities or obligations of any nature required to be set forth on a balance sheet of the Representing Party under GAAP, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would be expected to result in such a liability or obligation, except (a) liabilities or obligations reflected in the Representing Party's SEC Reports or (b) liabilities and obligations which are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect on the Representing Party.

    Section 3.6 NO VIOLATION OF LAW. The businesses of the Representing Party and its Subsidiaries are not being conducted in violation of any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation of any Governmental Entity (PROVIDED that no representation or warranty is made in this Section 3.6 with respect to Environmental Laws), except
(a) as described in the Representing Party's SEC Reports, and (b) for violations or possible violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Representing Party.

    Section 3.7  ENVIRONMENTAL MATTERS.

        (a) Each of the Representing Party and its Subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental Entities which are required under any applicable Environmental Law and necessary for it to carry on its business or operations as now conducted ("Environmental Permits"), except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on the Representing Party. Each of such Environmental Permits is in full force and effect, and each of the Representing Party and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with all applicable Environmental Laws, except for such failures to be in full force and effect or to be in compliance which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Representing Party.

        (b) There are no Environmental Claims pending, or to the knowledge of the Representing Party, threatened, against the Representing Party or any of its Subsidiaries, or, to the knowledge of the Representing Party, any Person whose liability for any such Environmental Claim the Representing Party or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law for which reserves have not been established in accordance with GAAP, that, individually or in the aggregate, would have a Material Adverse Effect on the Representing Party.

        (c) There are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material, that would form the basis of any Environmental Claim against the Representing Party or any of its Subsidiaries, or for which the Representing Party or any of its Subsidiaries is liable, except for such liabilities which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Representing Party.

        (d) As used in this Agreement:

            (i) "Environmental Claim" means any claim, action, lawsuit or proceeding by any Person which seeks to impose liability (including, without limitation, liability for investigatory costs, cleanup costs, governmental response costs, natural resources, damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (A) the presence, or release or threatened release, of any Hazardous Materials at any location, whether or not owned or operated by the Representing Party or any of its Subsidiaries, or (B) circumstances which would give rise to any violation, or alleged violation, of any Environmental Law.

            (ii) "Environmental Law" means any law or order of any Governmental Entity relating to (A) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of, or (B) the environment or to emissions, discharges, releases or threatened releases of, Hazardous Materials, into the environment.

            (iii) "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials or friable asbestos; (B) any chemicals or other materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," or "toxic pollutants" under any Environmental Law; and
    (C) pesticides.

    Section 3.8  EMPLOYEE BENEFIT PLANS; ERISA.

        (a) Section 3.8(a) of the Representing Party's Disclosure Schedule contains a true and complete list of each material deferred compensation, incentive compensation or equity compensation plan; "welfare" plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each material employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Representing Party or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Representing Party would be deemed at any relevant time a "single employer" within the meaning of Section 4001(b) of ERISA, for the benefit of any employee or former employee of the Representing Party or any Subsidiary (the "Plans").

        (b) In respect of Plans that are not International Plans, the Representing Party has made available to the other Party: (i) correct and complete copies of all documents embodying each Plan including (without limitation) all amendments thereto and all related trust documents; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan; and
(iii) if the Plan is funded, the most recent annual and periodic accounting Plan assets.

        (c) No liability under Title IV or Section 312 of ERISA has been incurred by the Representing Party or any ERISA Affiliate of the Representing Party that has not been satisfied in full, and no condition exists that presents a material risk to the Representing Party or any ERISA Affiliate of the Representing Party of incurring any such liability, other than liability for premiums due the Pension Benefits Guaranty Corporation (which premiums have been paid when due), except as are not reasonably likely to have a Material Adverse Effect on the Representing Party. To the knowledge of the Representing Party, each Plan subject to Title IV of ERISA or Section 412 of the Code is fully-funded on a termination basis.

        (d) Neither the Representing Party nor any ERISA Affiliate of the Representing Party has any liability to any Pension Plan which is a "multiemployer plan" as defined in Section 3(37) of ERISA.

        (e) Each Plan of the Representing Party has been operated and administered in accordance with its terms and applicable law, including but not limited to ERISA and the Code, except as are not reasonably likely to have a Material Adverse Effect on the Representing Party, and each Plan of the Representing Party intended to be "qualified" within the meaning of
Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, except for failures to so qualify or be exempt which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Representing Party.

        (f) Section 3.8(f) of the Representing Party's Disclosure Schedule sets forth each Plan of the Representing Party under which as a result of the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, (i) any current or former employee or officer of the Representing Party or any ERISA Affiliate of the Representing Party may become entitled to severance pay or any other payment, except as expressly provided in this Agreement, or (ii) any compensation due any such employee or officer may be increased or the time of payment or vesting may become accelerated.

        (g) Except as set forth in Section 3.8(g) of the Representing Party's Disclosure Schedule, no Plan of the Representing Party which is not an International Plan provides, or reflects or represents any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable law. The program described by this Section 3.8(g) has at all times provided that the Representing Party may amend and/or terminate such program without liability (except in respect of current obligations outstanding for current retired employees receiving benefits).

        (h) There are no pending or, to the knowledge of the Representing Party, threatened claims by of on behalf of any Plan of the Representing Party, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routing claims for benefits), except as would not, individually or in the aggregate be reasonably likely to have a Material Adverse Effect on the Representing Party.

        (i) Each Plan of the Representing Party that has been adopted or maintained by the Representing Party or any of its Subsidiaries, whether formally or informally, for the benefit of employees outside the United States ("International Plans") has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Plans. No International Plan of the Representing Party has unfunded liabilities that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party.

        (j) Except as set forth in Section 3.8(j) of the Representing Party's Disclosure Schedule, the Representing Party is not bound by or obligated under any labor, collective bargaining or union agreements.

    Section 3.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Representing Party's SEC Reports, since December 31, 1999 (a) the businesses of the Representing Party and its Subsidiaries have been conducted in all material respects in the ordinary course and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Representing Party.

    Section 3.10  PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT.

        (a) The Proxy Statement (or any amendment or supplement thereto) will not, on the date the Proxy Statement is mailed to stockholders of the Company and to stockholders of the Bidder and at the time of the Stockholders Meetings, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will, at the date it becomes effective and at the time of the Stockholders Meetings contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, when filed by the Company and the Bidder with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the statements made in any of the foregoing documents based on and in conformity with information supplied by or on behalf of the Bidder for inclusion or incorporation by reference therein.

        (b) The Registration Statement on Form S-4 to be filed with the SEC by the Bidder in connection with the Merger, as amended or supplemented from time to time (as so amended and supplemented, the "Registration Statement"), will not, on the date of filing with the SEC or at the time it becomes effective under the Securities Act, and on the date the Proxy Statement is first mailed to stockholders of the Company and stockholders of the Bidder and at the time of the Stockholders Meetings, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied by or on behalf of the Bidder or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to the stockholders of the Bidder and at the time of the Stockholders Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances they were made, not misleading. The Proxy Statement will, when filed by the Bidder and the Company with the SEC, and the Registration Statement will, when filed by the Bidder with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Bidder makes no representation or warranty with respect to the statements made in the Registration Statement based on and in conformity with information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

    Section 3.11  TAX MATTERS.

        (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Representing Party, each affiliated, combined, consolidated or unitary group of which the Representing Party is a member (an "Affiliated Group") have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed Tax Returns would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party. All Taxes due and owing by the Representing Party or any Representing Party's Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve for would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party. There is no audit or examination and there is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Representing Party or any Representing Party's Affiliated Group which if determined adversely would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party. All assessments for Taxes due and owing by the Representing Party or any Representing Party's Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid, except to the extent that any failures to pay would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party.

        (b) The Representing Party has not (i) entered into a closing agreement or other similar agreement with a taxing authority relating to Taxes of the Representing Party or any Representing Party's Affiliated Group with respect to a taxable period for which the statute of limitations is still open, or
(ii) with respect to U.S. federal income Taxes, granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any income Tax, in either case, that is still outstanding. There are no Liens relating to material Taxes upon the assets of the Representing Party or any Representing Party's Affiliated Group other than Liens relating to Taxes not yet due and Liens that would not, individually or in the aggregate, have a Material Adverse Effect on the Representing Party. Neither the Representing Party, any Representing Party's Affiliated Group is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement in respect of Taxes (other than with respect to agreements solely between or among members of the consolidated group of which the Representing Party is the common parent and agreements and obligations that would not, individually or in the aggregate, have a Material Adverse Effect on the Representing Party). Neither the Representing Party nor any Representing Party's Affiliated Group has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent either the Merger or the Dexter Merger from qualifying as a reorganization within the meaning of
Section 368(a) of the Code.

        (c) Section 3.11(c) of the Company Disclosure Schedule lists each Tax Return of the Company or any Affiliated Group for which an accurate copy of the actual Tax Return as filed with the relevant taxing authority has been made available by the Company to the Bidder on or before the date hereof.

        (d) Neither the Company nor any Affiliated Group has received any private letter ruling from the Internal Revenue Service within the three-year period ending on the date hereof.

        (e) Neither the Company nor any member of any Affiliated Group has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock (to any Person or entity that is not a member of any Affiliated Group) qualifying for tax-free treatment under Section 355 of the Code (i) within the two-year period ending on the date hereof or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger or the Dexter Merger.

        (f) For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

    Section 3.12  TITLE AND RELATED MATTERS.  Except as set forth in
Section 3.12(a) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has good and valid title to, or a valid leasehold or contractual interest in, all of the properties and assets reflected in the latest balance sheet included in the SEC Reports or acquired after the date thereof (except for properties or assets sold or otherwise disposed of since the date thereof), free and clear of all Liens, except for those exceptions to title listed in
Section 3.12(a) of the Company Disclosure Schedule, statutory Liens securing payments not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings, and such imperfections or irregularities in title that do not materially and adversely affect the current use of the properties or assets subject thereto or affected thereby or otherwise materially impair the business operations currently conducted at such properties. As of the date hereof, Section 3.12(b) of the Company Disclosure Schedule contains a complete and correct list of all real property owned by the Company or any of its Subsidiaries, and a complete and correct list of each title insurance policy insuring title to any of such real properties.

    Section 3.13  CONTRACTS.

        (a) Schedule 3.13 (a) of the Company Disclosure Schedule sets forth a complete and correct list of each contract (the "Material Contracts") to which the Company or any of the Subsidiaries is a party which, as of the date hereof,
(i) is a collective bargaining agreement or any agreement that contains any severance pay liabilities or obligations; (ii) is an employment or consulting agreement or contract with an employee or individual consultant or a consulting agreement or contract with a consulting firm or other organization (other than employment agreements that are created as a matter of Law); (iii) is a note, bond or debenture or other agreement or instrument relating to borrowed money or an agreement of guarantee or indemnification running to any Person other than a Subsidiary; (iv) is an agreement or contract containing any covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or compete with any person; (v) provides for aggregate future payments of more than $250,000; (vi) provides for aggregate future payments in excess of $100,000, has a term exceeding one year and which may not be cancelled upon 90 or fewer days' notice without any liability, penalty or premium (other than a nominal cancellation fee or charge); or (vii) is material to the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; PROVIDED that Schedule 3.13(a) does not list any contract for the purchase or sale of goods or services entered into in the ordinary course of business which may be cancelled on 90 or fewer days' notice without any liability, penalty or premium (other than a nominal cancellation fee or charge).

        (b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, (i) each Material Contract is in full force and effect, and
(ii) there is not, with respect to the Material Contracts, any existing default, or event of default, or event which with or without due notice or lapse of time or both would constitute a default or event of default, on the part of the Company or any of its Subsidiaries or to the best knowledge of the Company any other party thereto, except where the failure to be in full force and effect or where such default or event of default is not reasonably likely to have a Material Adverse Effect on the Company.

    Section 3.14 PATENTS, TRADEMARKS AND SIMILAR RIGHTS. Section 3.14 of the Representing Party's Disclosure Schedule sets forth a complete and correct list of all worldwide patents, trademarks, trade names, service marks, copyrights, copyright registrations and applications, together with appropriate registration numbers, that are necessary for the conduct of the business of the Representing Party and its Subsidiaries as presently conducted (other than commercially available software) (the "Intellectual Property"). Subject to the licenses and other restrictions listed in Section 3.14 of the Representing Party's Disclosure Schedule, the Representing Party or one of its Subsidiaries owns or holds the Intellectual Property in each case free and clear of all Liens, except where the failure to so own or hold would not have a Material Adverse Effect on the Representing Party. Except as set forth in Section 3.14 of the Representing Party's Disclosure Schedule, to the best knowledge of the Representing Party:
(i) none of the Intellectual Property presently being sold or used in the business of the Representing Party and its Subsidiaries as presently conducted infringes upon or conflicts with any rights owned or held by any other Person;
(ii) no Person is infringing any Intellectual Property; or (iii) there is not pending or threatened in writing any claim or litigation against the Representing Party or any of its Subsidiaries contesting the rights of the Representing Party or any of its Subsidiaries to the Intellectual Property, except for any claims or litigation which would not have a Material Adverse Effect on the Representing Party.

    Section 3.15 LEGAL PROCEEDINGS, ETC. As of the date hereof, except as set forth in Section 3.15 of the Company Disclosure Schedule and except for matters involving only monetary recovery in which the damages sought to be imposed do not exceed $200,000 individually or $1 million in the aggregate, there are no legal, administrative, arbitration or other proceedings or governmental investigations pending or, to the best knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.

    Section 3.16 DISCLOSURE. The representations and warranties by the Representing Party in this Agreement and the statements contained in the schedules, certificates and other writings furnished and to be furnished by the Representing Party to the other party pursuant to this Agreement, when considered as a whole and giving effect to any supplements or amendments thereof prior to the time of signing on the date hereof, do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact necessary to make the statements herein or therein not misleading, it being understood that as used in this Section 3.16 "material" means material to the Representing Party and its Subsidiaries, taken as a whole.

    Section 3.17  OPINION OF FINANCIAL ADVISORS.

        (a) The Special Committee has received the opinion of Credit Suisse First Boston Corporation, dated the date of this Agreement, substantially to the effect that, as of such date, the Merger Consideration to be received in the Merger by the holders of Shares (other than Dexter and its subsidiaries, officers and directors) is fair to such holders from a financial point of view.

        (b) The Board of Directors of the Bidder has received the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated the date of this Agreement, substantially to the effect that, as of such date, the consideration to be issued and delivered by the Bidder in the Merger and the Dexter Merger, taken together, is fair to the Bidder from a financial point of view.

    Section 3.18 BIDDER SHARE OWNERSHIP. As of the date hereof, the Bidder does not own any securities of the Company.

                                   ARTICLE IV
                            COVENANTS AND AGREEMENTS

    Section 4.1 CONDUCT OF BUSINESS BY THE COMPANY. From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 6.1 (the "Termination Date"), and except with the prior written consent of the Bidder (which consent will not be unreasonably withheld or delayed), as set forth in
Section 4.1 of the Company Disclosure Schedule or as may be expressly permitted pursuant to this Agreement, the Company:

            (i) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary and usual course of business consistent with past practice;

            (ii) shall use its reasonable best efforts, and cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact its present business organization and goodwill, keep available the services of its current officers and other key employees and preserve its relationships with those Persons having material business dealings with the Company and its Subsidiaries;

            (iii) shall not, and shall not permit its Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (other than any dividends or distribution by a wholly owned Subsidiary of the Company to the Company or any of its wholly owned Subsidiaries);

            (iv) shall not, and shall not permit any of its Subsidiaries to establish, enter into or amend any severance plan, agreement or arrangement or any Plan of the Company or increase the compensation payable or to become payable or the benefits provided to its officers, directors or employees, other than as contemplated by law or any existing contract, employee benefit or welfare plan or policy, or in the ordinary course of business consistent with past practice (1) with respect to employees who are not officers of the Company, and (2) with respect to annual bonuses and other incentive awards for employees including officers;

            (v) shall not, and shall not permit any of its Subsidiaries to, authorize, or announce an intention to authorize, or enter into an agreement with respect to, any merger, consolidation or business combination, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any other similar extraordinary transaction;

            (vi) shall not, and shall not permit any of its Subsidiaries to, propose or adopt any amendments to its certificate of incorporation or bylaws (or other similar organizational documents);

            (vii) shall not, and shall not permit any of its Subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of capital stock of any class (whether through the issuance or granting of options, warrants, commitments, convertible securities, subscriptions, rights to purchase or otherwise), except for (1) the issuance of Life Technologies Common Stock pursuant to options and grants outstanding as of the date hereof under the Company's 1997 Long-Term Incentive Plan, 1996 Non-Employee Directors Stock Option Plan, 1995 Long-Term Incentive Plan and 1991 Stock Option Plan (each such plan, a "Company Equity Plan") or
    (2) options and other equity awards granted in the ordinary course of business consistent with past practice to any new employee hired after the date hereof but before the Closing Date or pursuant to formula awards, in either case under a Company Equity Plan;

            (viii)shall not, and shall not permit any of its Subsidiaries to, reclassify, combine, split, purchase or redeem any shares of its capital stock or purchase or redeem any rights, warrants or options to acquire any such shares;

            (ix) shall not, and shall not permit any of its Subsidiaries to,
    (A) incur, assume or prepay any indebtedness or any other liabilities for borrowed money or issue any debt securities other than incurrences and repayments of indebtedness under the Company's or its Subsidiaries' credit facilities in existence on the date of this Agreement, or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than wholly owned Subsidiaries), except for guarantees by Subsidiaries of the Company indebtedness permitted under the preceding clause (A);

            (x) shall not, and shall not permit any of its Subsidiaries to (or consent to any proposal by any Person in which the Company has an investment
    to), make or forgive any loans, advances or capital contributions to, or investments in, any other Person other than the Company or any wholly owned Subsidiary of the Company (including any intercompany loans, advances or capital contributions to, or investments in, any affiliate) other than advances to employees in the ordinary course of business in accordance with the Company's or its Subsidiaries' established policies;

            (xi) shall not, and shall not permit any of its Subsidiaries to,
    (A) enter into any material lease, license, contract or agreement or otherwise subject to any material Lien any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice; (B) modify, amend in any material respect, or terminate any of its material contracts; (C) waive, release or assign any rights that are material to the Company and its Subsidiaries taken as a whole; or (D) permit any insurance policy naming it as a beneficiary or a loss payable payee to lapse, be cancelled or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration;

            (xii) shall not, and shall not permit any of its Subsidiaries to, change any of the financial accounting methods or practices used by it unless required by GAAP;

            (xiii)shall not, and shall not permit any of its Subsidiaries to, make any Tax election that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company or settle or compromise any material Tax liability;

            (xiv) shall not, and shall not permit any of its Subsidiaries to, take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

            (xv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would result in any of the conditions to the Merger set forth in Article V hereof not being satisfied.

    Section 4.2 BIDDER INTERIM OPERATIONS. Except as otherwise expressly contemplated hereby, without the prior consent of the Company (which consent will not be unreasonably withheld or delayed), from the date hereof until the earlier of the Effective Time or the Termination Date, the Bidder shall, and shall cause each of its Subsidiaries to, conduct their business in all material respects in the ordinary and usual course consistent with past practice and use all reasonable efforts to (i) preserve intact its present business organization and goodwill, (ii) keep available the services of its current officers and other key employees, (iii) maintain in effect all material licenses, approvals and authorizations from Governmental Entities, including, without limitation, all material licenses and permits that are required for the Bidder or any of its Subsidiaries to carry on its business as presently conducted and (iv) preserve existing relationships with its material partners, lenders, suppliers and others having material business relationships with it so that the business of the Bidder and its Subsidiaries shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly contemplated by this Agreement, from the date hereof until the earlier of the Effective Time or the Termination Date, without the prior consent of the Company (which consent will not be unreasonably withheld or delayed), the Bidder shall not, nor shall it permit any Subsidiary to:

            (a) amend its certificate of incorporation or bylaws (or other similar organizational documents);

            (b) amend in any respect the terms of the capital stock of the Bidder;

            (c) split, combine, subdivide or reclassify any shares of Bidder Common Stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Bidder Common Stock, except for (i) regular quarterly cash dividends by the Bidder consistent in timing and amount with past practice, or
    (ii) dividends paid by any Subsidiary to the Bidder or any Subsidiary that is, directly or indirectly, wholly owned by the Bidder;

            (d) change any of the financial accounting methods or practices used by it unless required by GAAP;

            (e) enter into or acquire any new line of business that (i) is material to the Bidder and its Subsidiaries, taken as a whole, and (ii) is not strategically related to the current business or operations of the Bidder and its Subsidiaries;

            (f) incur indebtedness outside of the ordinary course or for acquisitions (other than in order to consummate the transactions contemplated by this Agreement or the Dexter Merger Agreement);

            (g) engage in any merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction or any disposition, directly or indirectly, of assets, securities or ownership interests representing a material portion of the total assets of the Bidder and its Subsidiaries taken as a whole;

            (h) shall not, and shall not permit any of its Subsidiaries to, take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

            (i) agree, in writing or otherwise, to take any of the foregoing actions or take any action which would result in any of the conditions to the Merger set forth in Article V hereof not being satisfied.

    Section 4.3  ACCESS; CONFIDENTIALITY.

        (a) Except for competitively sensitive information and subject to legal and contractual restrictions, the Company shall (and shall cause its Subsidiaries to) afford to the Bidder's officers, employees, accountants, counsel and other authorized representatives reasonable access during normal business hours upon reasonable notice, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its properties, offices, employees, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and shall (and shall cause each of its Subsidiaries to) furnish to the Bidder such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as the Bidder may from time to time reasonably request. The Bidder will make all reasonable best efforts to minimize any disruption to the businesses of the Company and the Company's Subsidiaries which may result from the requests for access, data and information hereunder. The Bidder shall afford to the Company's officers, employees, accountants, counsel and other authorized representatives reasonable access during normal business hours upon reasonable notice, to its officers, employees, and books and records to the extent reasonably necessary in connection with the preparation of the Proxy Statement. No investigation pursuant to this Section 4.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All requests for access and information shall be coordinated through designated senior executives of each of the parties.

        (b) The Bidder will hold all information provided under this
Section 4.2 that is non-public in confidence to the extent required by, and in accordance with, the provisions of the letter dated February 27, 2000, between Dexter and the Bidder. Except as required by law, the Company will hold, and will cause its officers, employees, accountants, counsel and other authorized representatives to hold, confidential, all information and documents obtained pursuant to this Section 4.3 except for information (i) the Company can show by tangible evidence to have been in its possession prior to your receipt thereof from the Bidder; PROVIDED that such information is not subject to another confidentiality agreement with, or other obligation (legal, fiduciary or contractual) of secrecy to, the Bidder or another party; (ii) is as of the date of this Agreement or hereafter becomes generally available to the public, other than as a result of a disclosure by the Company or its representatives;
(iii) was or may after the
date of this Agreement be available to the Company on a non-confidential basis from a third party that is not under any confidentiality obligation (legal, fiduciary or contractual) to the Bidder regarding such information; or (iv) is independently acquired or developed by the Company or its representatives without violating any of the Company's obligations under this Section 4.3(b).

    Section 4.4  STOCKHOLDERS MEETING; PROXY STATEMENT; REGISTRATION STATEMENT.

        (a) As promptly as practicable following the date of this Agreement,
(i) the Company shall, acting through its Board of Directors and subject to the Company's Board of Directors' fiduciary duties under applicable law, duly call, give notice of, solicit proxies for, convene and hold an annual or special meeting of its stockholders (the "Company Stockholders Meeting") in accordance with applicable law, its certificate of incorporation and its bylaws, and
(ii) the Bidder shall, acting through its Board of Directors, duly call, give notice of, solicit proxies for, convene and hold an annual or special meeting of its stockholders (the "Bidder Stockholders Meeting" and, together with the Company Stockholders Meeting, the "Stockholders Meetings") in accordance with applicable law, its certificate of incorporation and bylaws, for the purposes of, among other actions, in each case, considering and taking action upon the approval of the Merger and the approval and adoption of this Agreement. Each of the Company (subject to the Company's Board of Directors' fiduciary duties under applicable law) and the Bidder shall include in the Proxy Statement the recommendation of its respective Board of Directors that its respective stockholders vote in favor of the approval of the Merger and the approval and adoption of this Agreement and, in the case of the Bidder, in favor of the approval of an amendment to the Bidder's certificate of incorporation to authorize a sufficient number of shares of Bidder Common Stock to issue the Merger Consideration (the "Charter Amendment") and an increase in the number of shares issuable by the Bidder under the Bidder's option plans. The Bidder and the Company shall cause their respective Stockholders Meetings to be held on the same date, which date shall be the same as the date of the Company Shareholders Meeting (as defined in the Dexter Merger Agreement).

        (b) As promptly as practicable following the date of this Agreement, the Company and the Bidder shall (x) prepare and file with the SEC a preliminary joint proxy statement relating to the Merger, this Agreement and the Charter Amendment, and (y) obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consulting with one another respond promptly to any comments made by the SEC with respect to the preliminary joint proxy statement and cause a definitive joint proxy statement, including any amendments or supplements thereto, to be mailed to their respective stockholders at the earliest practicable date; PROVIDED that no amendments or supplements to the Proxy Statement will be made by either party without consultation with the other party and its counsel. Such definitive joint proxy statement shall also constitute the prospectus of the Bidder with respect to shares of Bidder Common Stock to be issued in connection with the transactions contemplated by this Agreement (such joint proxy statement and prospectus is referred to herein as the "Proxy Statement"), which prospectus is to be filed with the SEC as part of the Registration Statement for the purpose of registering Bidder Common Stock under the Securities Act. Each of the parties agrees to provide the other party and its counsel with any comments, whether written or oral, that such party may receive from time to time from the SEC or its staff with respect to the Proxy Statement or the Registration Statement, as the case may be, promptly after the receipt of such comments and to consult with the other party and its counsel prior to responding to any such comments.

        (c) As promptly as practicable following the date of this Agreement, the Bidder shall prepare and file with the SEC the Registration Statement, and shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. The Bidder shall obtain and furnish the information required to be included by the SEC in the Registration Statement and, after consultation with the Company, respond promptly to any comments made by the SEC with respect to the Registration Statement and cause the prospectus included therein, including any amendments or supplements thereto, to be mailed to the Company's stockholders at the earliest practicable date after the Registration Statement is declared effective by the SEC, PROVIDED that no amendments or supplements to the Registration Statement will be made by the Bidder without consultation with the Company and its counsel. The Bidder shall also take any action required to be taken under state blue sky or other securities laws in connection with the issuance of Bidder Common Stock in the Merger.

    Section 4.5  COMMERCIALLY REASONABLE EFFORTS; FURTHER ASSURANCES.

        (a) Subject to the terms and conditions of this Agreement and applicable law, each of the parties shall act in good faith and use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as soon as practicable. Without limiting the foregoing, the parties shall, and shall cause their respective Subsidiaries to, and the parties shall use commercially reasonable efforts to cause their (and their respective Subsidiaries') directors, officers, employees, agents, attorneys, accountants and representatives, to (i) consult and cooperate with and provide assistance to each other in the preparation and filing with the SEC of the preliminary Proxy Statement, the Proxy Statement and the Registration Statement and all necessary amendments or supplements thereto; (ii) obtain all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications or other permissions or actions by, and give all necessary notices to, and make all filings with and applications and submissions to, any Governmental Entity or other Person necessary in connection with the consummation of the transactions contemplated by this Agreement as soon as reasonably practicable; (iii) provide all such information concerning such party, its Subsidiaries and its officers, directors, employees, partners and affiliates as may be necessary or reasonably requested in connection with any of the foregoing; (iv) avoid the entry of, or have vacated or terminated, any injunction, decree, order, or judgment that would restrain, prevent, or delay the consummation of the Merger, including but not limited to defending through litigation on the merits any claim asserted in any court by any Person; and
(v) take any and all reasonable steps necessary to avoid or eliminate every impediment under any antitrust, competition, or trade regulation law that is asserted by any Governmental Entity with respect to the Merger so as to enable the consummation of the Merger to occur as expeditiously as possible. Prior to making any application to or filing with a Governmental Entity or other entity in connection with this Agreement (other than filing under the HSR Act), each party shall provide the other party with drafts thereof and afford the other party a reasonable opportunity to comment on such drafts.

        (b) The Company and the Bidder shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Bidder or the Company, as the case may be, or by any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement.

    Section 4.6  EMPLOYEE STOCK OPTIONS AND OTHER EMPLOYEE BENEFITS.

        (a) Simultaneously with the Merger, (i) each outstanding option (each a "Company Stock Option") to purchase or acquire a share of Company Common Stock under employee incentive or benefit plans, programs or arrangements and non-employee director plans presently maintained by the Company (the "Company Option Plans") shall be assumed by the Bidder and converted into an option to purchase the number of shares (rounded down to the nearest full share) of Bidder Common Stock equal to the product of (x) the Exchange Ratio multiplied by
(y) the number of shares of Company Common Stock which could have been issued prior to the Effective Time upon the exercise of such option and were not previously exercised, at an exercise price per share (rounded upward to the nearest cent) equal to the exercise price for each share of Company Common Stock subject to such option divided by the Exchange Ratio, with all references in each such option to the Company being deemed to refer to the Bidder, where appropriate, PROVIDED, HOWEVER, that with respect to any Common Stock Option which, immediately prior to the Merger, is an "incentive stock option," within the meaning of Section 422 of the Code, the adjustments provided in this Section 4.6 shall, if applicable, be modified in a manner so that the adjustments are consistent with requirements of
Section 424(a) of the Code, and (ii) the Bidder shall assume the obligations of the Company under the Company Option Plans. The other terms of each such option, and the plans under which they were issued, shall continue to apply in accordance with their terms, including any provisions providing for acceleration of vesting and exercisability. At or prior to the Effective Time, the Bidder shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Bidder Common Stock for delivery upon exercise of Company Stock Options assumed by it in accordance with this Section 4.6. As soon as practicable after the Effective Time, if necessary, the Bidder shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the Bidder Common Stock subject to such Company Stock Options, and shall use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Company Stock Options remain outstanding. The Company shall take such steps as may be required to cause the transactions contemplated by this
Section 4.6(a) and any other dispositions of Company equity securities (including derivative securities) in connection with this Agreement or the transactions contemplated hereby by any individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Bidder shall take such steps as may be required to cause the transactions contemplated by this Section 4.6(a) and any other acquisitions of Bidder equity securities (including derivative securities) in connection with this Agreement or the transactions contemplated hereby by any individual who is or becomes at or before Closing a director or officer of the Bidder to be exempt under Rule 16b-3 promulgated under the Exchange Act. The steps to taken by the Company and the Bidder in connection with the exemption under Rule 16b-3 described above shall be taken in accordance with the interpretative letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

        (b) For the period through and including December 31, 2001, the Bidder shall, or shall cause its Subsidiaries to, maintain (i) employee benefit plans, programs, policies and arrangements, wages or salaries, as applicable, and bonus and other incentive compensation plans, programs, policies and arrangements for each individual who was an employee of the Company or any Subsidiary of the Company immediately prior to the Effective Time, which are, in the aggregate, no less favorable than those provided by the Company and its Subsidiaries as of immediately before the Effective Time and (ii) contribution levels and loan provisions under the defined contribution plans of the Company and its Subsidiaries, in each case, at levels and subject to terms and conditions which are no less favorable that those provided by the Company and its Subsidiaries as of immediately prior to the Effective Time. Each Person who is an employee or former employee of the Company or its Subsidiaries immediately prior to the Effective Time (a "Company Employee") shall be given credit for all service with the Company or any of its Subsidiaries (and service credited by the Company or any of its Subsidiaries) prior to the Effective Time, using the same methodology utilized by the Company as of immediately before the Effective Time for crediting service and determining levels of benefits, (i) for all purposes (other than benefit accrual under any defined benefit pension plan) under all employee benefit plans, programs and arrangements maintained by or contributed to by the Bidder and its Subsidiaries in which such Company Employees become participants for purposes of eligibility to participate, vesting and determination of level of benefits, and (ii) for purposes of calculating the amount of each Company Employee's benefits under all severance and vacation pay plans, programs, policies and arrangements. The Bidder shall (x) waive, or cause to be waived, all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare benefit plans that such Company Employees may be eligible to participate in after the Effective Time, except to the extent such limitations or waiting periods are already in effect with respect to such employees and have not been satisfied as of the Effective Time under any welfare benefit plan maintained for the Company Employees immediately prior to the Effective Time, and (y) provide each Company Employee with credit for any co-payments, deductibles and other out-of-pocket expenses incurred prior to the Effective Time in satisfying any applicable co-payment, deductible and other out-of-pocket expense requirements under any welfare plans that such Company Employees are eligible to participate in after the Effective Time, as if those deductibles, co-payments and other out-of-pocket expenses had been incurred under the welfare plans in which such employees are eligible to participate after the Effective Time. Without limiting the generality of the foregoing, the Bidder shall, and shall cause its Subsidiaries to, assume and honor all employment, consulting, termination and severance agreements to which the Company or any of its Subsidiaries is a party.

        (c) At the direction of the Bidder, the Company shall terminate the Life Technologies, Inc. Extra Savings Plan (the "ESP"). The Bidder shall notify the Company at least (3) days prior to the Closing of its decision to terminate the ESP. If the Bidder has notified the Company of its decision to terminate the ESP, the Bidder shall receive from the Company evidence (in a form satisfactory to the Bidder) that the ESP shall be terminated effective as of the day immediately preceding the Closing. The Bidder shall, consistent with the terms of its 401(k) plan, and applicable law, allow individuals who were employees of the Company or any Subsidiary of the Company as of immediately prior to the Closing to participate in the Bidder's 401(k) plan and the Bidder shall cause such plan to accept direct rollovers and rollover contributions (each, to the extent requested by a ESP participant) in respect of the ESP account balances (including any outstanding loans) held by such individuals.

        (d) Promptly following the Effective Time, to the extent permitted by applicable law (and pending shareholder approval, which the Bidder shall use its best efforts to obtain), the Bidder will (after consultation with the Company's current senior management team) issue awards pursuant to the Bidder's stock option plan to the Company's employees, which awards are consistent in terms of depth and amount of participation with the policies presently employed by the Bidder after giving consideration to relevant differences in total benefits between the Company and the Bidder.

    Section 4.7 TAKEOVER STATUTE. If any "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company and the Bidder and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

    Section 4.8 PUBLIC ANNOUNCEMENTS. The Bidder and the Company agree that neither one of them will issue any press release or otherwise make any public statement or respond to any press inquiry with respect to this Agreement or the transactions contemplated hereby without the prior approval of the other party (which approval will not be unreasonably withheld), except as may be required by applicable law or the rules of any applicable stock exchange on which such party's securities are listed.

    Section 4.9 AFFILIATES. As soon as practicable, the Company shall deliver to the Bidder a list identifying, to the best of the Company's knowledge, all persons who will be, at the time of the Company Stockholder Approval, deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall advise the Bidder of any additions or deletions to or from such list from time to time thereafter. The Company shall use its reasonable best efforts to cause each such person to deliver to the Bidder at least 30 days prior to the Closing Date a written "affiliates" agreement in customary form and substance.

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
    Section 4.10 NASDAQ NATIONAL MARKET QUOTATION. The Bidder shall use its best efforts to cause the shares of Bidder Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for quotation on Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

    Section 4.11 TAX-FREE REORGANIZATION. The Bidder and the Company intend that the Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Code. The Bidder and the Company shall each use all reasonable efforts to cause the Merger to so qualify and to obtain the opinions of their respective tax counsel referred to in Sections 5.2(a) and 5.3(a), including the execution of the representation letters referred to therein. Neither the Bidder nor the Company shall knowingly take any action, or knowingly fail to take any action, that would cause the Merger not to qualify as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a "determination" within the meaning of
Section 1313(a) of the Code.

    Section 4.12 DISCLOSURE SCHEDULE SUPPLEMENTS. From time to time after the date of this Agreement and prior to the Effective Time, the Company will promptly supplement or amend the Company Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or which is necessary to correct any information in a schedule or in any representation and warranty of the Company which has been rendered inaccurate thereby in any material respect. From time to time after the date of this Agreement and prior to the Effective Time, the Bidder will promptly supplement or amend the Bidder Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Bidder Disclosure Schedule or which is necessary to correct any information in a schedule or in any representation and warranty of the Bidder which has been rendered inaccurate thereby in any material respect. For purposes of determining the accuracy of the representations and warranties of the Company contained in this Agreement and the accuracy of the representations and warranties of the Bidder contained in this Agreement in order to determine the fulfillment of the conditions set forth in Sections 5.2(b) and 5.3(b), the Company Disclosure Schedule and the Bidder Disclosure Schedule shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto.

    Section 4.13  INDEMNIFICATION; INSURANCE.

        (a) From and after the Effective Time, the Bidder will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by reason of the fact that such individual is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law, and the Bidder shall also advance fees and expenses (including attorneys fees) as incurred to the fullest extent permitted under applicable law; PROVIDED, that to the extent the Company or any of its Subsidiaries and any Indemnified Party are parties to an existing indemnification agreement, the indemnification provided for pursuant to this Section 4.13(a) shall be provided by the Bidder in accordance with the procedures prescribed in such indemnification agreement.

        (b) For six years from the Effective Time, the Bidder shall maintain in effect the Company's and its Subsidiaries' current directors' and officers' liability insurance policies (the "Company Policies") covering those Persons who are currently covered by the Company Policies; PROVIDED, HOWEVER, that in no event shall the Bidder be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company or its Subsidiaries for such insurance, and PROVIDED FURTHER, that if the annual premiums of such insurance coverage exceeds such amount, the Bidder shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and PROVIDED FURTHER that the Bidder may meet its obligations under this paragraph by covering the above Persons under the Bidder's insurance policy or policies on the terms described above.

    Section 4.14 ADDITIONAL REPORTS AND INFORMATION. The Bidder shall furnish to the Company copies of all reports of the type referred to in Section 3.4 which it files with the SEC on or after the date hereof, and the Bidder represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of the Bidder and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows or other information included therein for the periods or as of the date then ended (subject, in the case of the interim financial statements, to normal, recurring adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

                                   ARTICLE V
                            CONDITIONS TO THE MERGER

    Section 5.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

            (a) The Company Stockholder Approval shall have been obtained.

            (b) The Bidder Stockholder Approval shall have been obtained.

            (c) All of the conditions to the effectiveness of the Dexter Merger shall have been satisfied or waived in accordance with the terms of the Dexter Merger Agreement and the Dexter Merger shall be effective simultaneously with the Effective Time. The condition set forth in this paragraph (c) shall not be waivable by either party.

            (d) No statute, rule, regulation, executive order, decree, ruling or permanent injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits the consummation of the Merger substantially on the terms contemplated hereby; PROVIDED that the party seeking to rely upon this condition has fully complied with and performed its obligations pursuant to Section 4.3.

            (e) The applicable waiting period under the HSR Act shall have expired or been terminated.

            (f) The shares of Bidder Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq National Market, subject to official notice of issuance.

            (g) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect.

    Section 5.2  CONDITIONS TO OBLIGATION OF THE BIDDER TO EFFECT THE
MERGER. The obligation of the Bidder to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Bidder:

            (a) The Bidder shall have received an opinion of Gray Cary Ware & Freidenrich LLP, special tax counsel to the Bidder, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of the Bidder and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel and the issuance of the opinion of counsel to the Company provided in Section 5.3(a). The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this
    Section 5.2(a) shall not be waivable after receipt of the Company Stockholder Approval and the Bidder Stockholder Approval referred to in Sections 5.1(a) and 5.1(b), unless further Company Stockholder Approval is obtained with appropriate disclosure.

            (b) The representations and warranties of the Company set forth in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as if such representations or warranties were made as of the Effective Time (other than those that speak as of a specific date or as of the date hereof, which representations and warranties shall be true and correct or true and correct in all material respects, as the case may be, as of such specific date or as of the date hereof, respectively).

            (c) The Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed and complied with by it on or prior to the Closing Date.

            (d) The Company shall have furnished a certificate of an executive officer to evidence compliance with the conditions set forth in Sections 5.2(b) and (c) of this Agreement.

    Section 5.3  CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE
MERGER. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Company (but only with the prior approval of the Special Committee):

            (a) The Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Company, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of the Bidder and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 5.3(a) shall not be waivable after receipt of the Company Stockholder Approval and the Bidder Stockholder Approval referred to in Sections 5.1(a) and 5.1(b), unless further Company stockholder approval is obtained with appropriate disclosure.

            (b) The representations and warranties of the Bidder set forth in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as if such representations or warranties were made as of the Effective Time (other than those that speak as of a specific date or as of the date hereof, which representations and warranties shall be true and correct or true and correct in all material respects, as the case may be, as of such specific date or as of the date hereof, respectively).

            (c) The Bidder shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed and complied with by it on or prior to the Closing Date.

            (d) The Bidder shall have furnished a certificate of an executive officer of the Bidder to evidence compliance with the conditions set forth in Section 5.3(b) and (c) of this Agreement.

                                   ARTICLE VI
                                  TERMINATION

    Section 6.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the Company Stockholder Approval and the Bidder Stockholder Approval:

            (a) by the mutual written consent of the Company and the Bidder;

            (b) by either the Bidder or the Company, if the Merger has not been consummated by October 31, 2000 (the "Expiration Date"); PROVIDED, HOWEVER, that in the event either the condition set forth in Section 5.1(e) shall not have been satisfied or, prior to September 15, 2000, the Registration Statement shall not have been declared effective, the Expiration Date shall be extended to the earlier of (x) the later of (1) the date which is three business days after the date on which the condition set forth in
    Section 5.1(e) is satisfied and (2) the date which is three business days following the date of the Company Shareholders Meeting and
    (y) December 31, 2000; PROVIDED FURTHER, that the right to terminate this Agreement under this clause (b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure to consummate the Merger by such date;

            (c) by either the Bidder or the Company if (i) a statute, rule, regulation or executive order shall have been enacted, entered, promulgated or enforced by any Governmental Entity prohibiting the consummation of the Merger substantially on the terms contemplated hereby; or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; PROVIDED, that the party seeking to terminate this Agreement pursuant to this Section 6.1(c)(ii) shall have used its reasonable best efforts to remove such order, decree, ruling or injunction and shall not be in violation of Section 4.4;

            (d) by the Bidder or the Company, if after the Bidder convenes and holds the Bidder Stockholders Meeting and certifies the vote with respect to the Merger and the amendment of the Bidder's certificate of incorporation, the Bidder's stockholders shall have failed to deliver the stockholder approval required by law to be given by the Bidder's stockholders;

            (e) by the Bidder or the Company, if the Dexter Merger Agreement shall have been terminated in accordance with its terms;

            (f) by the Bidder, if there has been a material violation or breach by the Company of any agreement, representation or warranty contained in this Agreement that has rendered the satisfaction of any condition to the obligations of the Bidder impossible and such violation or breach has not been waived by the Bidder;

            (g) by the Company, if there has been a material violation or breach by the Bidder of any agreement, representation or warranty contained in this Agreement that has rendered the satisfaction of any condition to the obligations of the Company impossible and such violation or breach has not be waived by the Company; or

            (h) in the event that the Expiration Date is extended beyond
    October 31, 2000, by the Bidder or the Company, at any time after the tenth business day following the termination of either the Asset Purchase Agreement, dated as of June 20, 2000, between Dexter and Loctite Corporation or the Asset Purchase Agreement, dated as of June 20, 2000, between Dexter and Ahlstrom Paper Group Oy, in accordance with its terms.

    Section 6.2 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to Section 6.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall terminate and be of no further force and effect (except for the provisions of Section 7.2), and there shall be no other liability on the part of the Bidder or the Company except liability arising out of a willful breach of this Agreement.

                                  ARTICLE VII
                                 MISCELLANEOUS

    Section 7.1 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

    Section 7.2 EXPENSES. Except as otherwise expressly contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

    Section 7.3 COUNTERPARTS; EFFECTIVENESS. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

    Section 7.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

    Section 7.5 NOTICES. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective
(a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 7.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 7.5:

    To the Bidder:

       Invitrogen Corporation
       1600 Faraday Avenue
       Carlsbad, California 92008
       Attention: Chief Financial Officer
       Telecopy: (760) 602-6505
    copy to:

       Gray Cary Ware & Freidenrich LLP
       4365 Executive Drive, Suite 1600
       San Diego, California 92121-2189
       Attention: Cameron Jay Rains, Esq.
       Telecopy: (858) 677-1477

    To the Company or to the Special Committee:

       Life Technologies, Inc.
       9800 Medical Center Drive
       Rockville, Maryland 20850
       Attention: General Counsel
       Telecopy: (301) 610-8606

    with a copy to:

       Life Technologies, Inc.
       9800 Medical Center Drive
       Rockville, Maryland 20850
       Attention: Chairman, Special Committee
       Telecopy: (301) 610-8606

    with a further copy to:

       Dexter Corporation
       One Elm Street
       Windsor Locks, Connecticut 06096-2334
       Attention: General Counsel
       Telecopy: (860) 292-7669

    a further copy to:

       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, New York 10036-6522
       Attention: J. Michael Schell, Esq.
                Margaret L. Wolff, Esq.
       Telecopy: (212) 735-2000

    and a further copy to:

       Wachtell Lipton Rosen & Katz
       51 West 52nd Street
       New York, New York 10019-6150
       Attention: David A. Katz, Esq.
       Telecopy: (212) 403-2000

    Section 7.6 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the first sentence of this
Section 7.6, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment not permitted under this Section 7.6 shall be null and void.

    Section 7.7 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

    Section 7.8 ENFORCEMENT OF AGREEMENT. The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

    Section 7.9 ENTIRE AGREEMENT; Third-Party Beneficiaries. This Agreement together with the Dexter Merger Agreement, the Confidentiality Agreement, dated February 27, 2000, between the Bidder and Dexter, the Company Disclosure Schedule, the Bidder Disclosure Schedule and exhibits hereto constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of
Section 4.6(a), (b) and (c) and Section 4.13, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

    Section 7.10 HEADINGS. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

    Section 7.11  DEFINITIONS.  References in this Agreement to
(a) "Subsidiaries" of the Company or the Bidder shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by the Company or the Bidder or in which the Company or the Bidder has the right to elect a majority of the members of the board of directors or other similar governing body; (b) "Significant Subsidiaries" shall mean Subsidiaries which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act; (c) "affiliates" shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; and (d) "Person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including, without limitation, a Governmental Entity. As used in the definition of "affiliates," "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. "Including," as used herein, shall mean "including, without limitation."

    Section 7.12 FINDERS OR BROKERS. Except for Lehman Brothers Inc. and Credit Suisse First Boston Corporation with respect to the Company, and Donaldson, Lufkin & Jenrette Securities Corporation with respect to the Bidder, neither the Company nor the Bidder nor any of their respective Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

    Section 7.13 AMENDMENT OR SUPPLEMENT. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after the Company Stockholder Approval and the Bidder Stockholder Approval, by written agreement of the parties hereto by action taken by their respective Boards of Directors (which in the case of the Company may be taken only upon the recommendation of the Special Committee) with respect to any of the terms contained in this Agreement; PROVIDED, HOWEVER that following the Company Stockholder Approval and the Bidder Stockholder Approval there shall be no amendment or change to the provisions hereof which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or other change requiring stockholder approval without further approval by the stockholders of the Company.

    Section 7.14 EXTENSION OF TIME, WAIVER, ETC. At any time prior to the Effective Time, any party may (a) extend the time for the performance of any of the obligations or acts of any other party hereto; (b) waive any inaccuracies in the representations and warranties of any other party hereto contained herein or in any document delivered pursuant hereto; or (c) subject to the proviso of
Section 7.13 waive compliance with any of the agreements or conditions of any other party hereto contained herein; PROVIDED that the waiver of any of the conditions to the Company's obligations to effect the Merger shall be authorized only upon the recommendation of the Special Committee; and PROVIDED, FURTHER, that any waiver on the part of the Company of the Bidder's compliance with the provisions of Section 4.2 may be authorized only by the affirmative vote of at least six members of the Board of Directors of the Company. Notwithstanding the foregoing no failure or delay by the Company or the Bidder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                                       INVITROGEN CORPORATION

                                                       By:  /s/ LYLE C. TURNER
                                                            -----------------------------------------
                                                            Name: Lyle C. Turner
                                                            Title: Chairman & CEO

                                                       LIFE TECHNOLOGIES, INC.

                                                       By:  /s/ J. STARK THOMPSON
                                                            -----------------------------------------
                                                            Name: J. Stark Thompson
                                                            Title: President & CEO

                                                       By:  /s/ THOMAS H. ADAMS
                                                            -----------------------------------------
                                                            Name: Thomas H. Adams
                                                            Title: Director

                                                                         ANNEX B
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                             INVITROGEN CORPORATION

                                      AND

                               DEXTER CORPORATION

                            DATED AS OF JULY 7, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                            --------

                                     ARTICLE I
                                     THE MERGER
Section 1.1   The Merger..................................................      2
Section 1.2   Closing.....................................................      2
Section 1.3   Effective Time..............................................      2
Section 1.4   Effects of the Merger.......................................      3
Section 1.5   Certificate of Incorporation; Bylaws........................      3
Section 1.6   Directors; Officers of Surviving Corporation................      3

                                     ARTICLE II
                 CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1   Conversion of Securities....................................      4
Section 2.2   Surrender and Payment.......................................      6
Section 2.3   Adjustments to Prevent Dilution.............................      9
Section 2.4   Appraisal Rights............................................      9

                                    ARTICLE III
                           REPRESENTATIONS AND WARRANTIES

Section 3.1   Organization, Qualification, Etc............................     10
Section 3.2   Capital Stock...............................................     12
Section 3.3   Equity Investments..........................................     13
              Corporate Authority Relative to this Agreement; No
Section 3.4   Violation...................................................     14
Section 3.5   Reports and Financial Statements............................     15
Section 3.6   No Undisclosed Liabilities..................................     17
Section 3.7   No Violation of Law.........................................     17
Section 3.8   Environmental Matters.......................................     17
Section 3.9   Employee Benefit Plans; ERISA...............................     19
Section 3.10  Absence of Certain Changes or Events                             21
Section 3.11  Proxy Statement/Prospectus; Registration Statement..........     21
Section 3.12  Disclosure..................................................     22
Section 3.13  Tax Matters.................................................     23
Section 3.14  Opinion of Financial Advisors...............................     25
Section 3.15  Required Vote of Shareholders...............................     25
Section 3.16  Rights Agreement............................................     26
              Loctite Acquisition Agreement; Ahlstrom Acquisition
Section 3.17  Agreement...................................................     26
Section 3.19  Contracts...................................................     26

                                     ARTICLE IV
                              COVENANTS AND AGREEMENTS

Section 4.1   Conduct of Business by the Company..........................     27
Section 4.2   Bidder Interim Operations...................................     31
Section 4.3   Access; Confidentiality.....................................     32
              Shareholders Meetings; Proxy Statement; Registration
Section 4.4   Statement...................................................     33
Section 4.5   Commercially Reasonable Efforts; Further Assurances.........     35
Section 4.6   Employee Matters............................................     36

                                                                              PAGE
                                                                            --------
Section 4.7   Takeover Statute............................................     38
Section 4.8   No Solicitation by the Company..............................     38
Section 4.9   Public Announcements........................................     40
Section 4.10  Indemnification; Insurance..................................     40
Section 4.11  Additional Reports and Information..........................     41
Section 4.12  Affiliates..................................................     42
Section 4.13  Nasdaq National Market Quotation............................     42
Section 4.14  Tax-Free Reorganization.....................................     42

                                     ARTICLE V
                              CONDITIONS TO THE MERGER

              Conditions to Each Party's Obligation to Effect the
Section 5.1   Merger......................................................     44
              Conditions to Obligation of the Bidder to Effect the
Section 5.2   Merger......................................................     45
              Conditions to Obligation of the Company to Effect the
Section 5.3   Merger......................................................     46

                                     ARTICLE VI
                                    TERMINATION

Section 6.1   Termination.................................................     47
Section 6.2   Effect of Termination.......................................     49
Section 6.3   Termination Fee.............................................     49

                                    ARTICLE VII
                                   MISCELLANEOUS

Section 7.1   No Survival of Representations and Warranties...............     49
Section 7.2   Expenses....................................................     50
Section 7.3   Counterparts; Effectiveness.................................     50
Section 7.4   Governing Law...............................................     50
Section 7.5   Notices.....................................................     50
Section 7.6   Assignment; Binding Effect..................................     51
Section 7.7   Severability................................................     51
Section 7.8   Enforcement of Agreement....................................     51
Section 7.9   Entire Agreement; Third-Party Beneficiaries.................     52
Section 7.10  Headings....................................................     52
Section 7.11  Definitions.................................................     52
Section 7.12  Finders or Brokers..........................................     52
Section 7.13  Amendment or Supplement.....................................     53
Section 7.14  Extension of Time, Waiver, Etc..............................     53

                             INDEX OF DEFINED TERMS

DEFINED TERM                                                          SECTION
------------                                                  ------------------------
Acquisition Agreement.......................................  4.8(b)
Acquisition Proposal........................................  4.8(a)
Affiliated Group............................................  3.13(a)
affiliates..................................................  7.11
Agreement...................................................  Introduction
Ahlstrom Acquisition Agreement..............................  3.17
Asset Transaction...........................................  4.8(a)
Average Bidder Trading Price................................  4.6(a)
Bidder......................................................  Introduction
Bidder Common Stock.........................................  Recitals
Bidder Disclosure Schedule..................................  Article III Introduction
Bidder Shareholders Meeting.................................  4.4(a)
Business Combination Transaction............................  4.8(a)
Cancellation Price..........................................  4.6
Cash Election...............................................  2.1(b)(B)
Cash Election Proration Factor..............................  2.1(b)(B)
CBCA........................................................  Recitals
Certificate of Merger.......................................  1.3
Certificates................................................  2.2(a)
Charter Amendment...........................................  4.4(a)
Closing.....................................................  1.2
Closing Date................................................  1.2
Code........................................................  Recitals
Company.....................................................  Introduction
Company Common Stock........................................  Recitals
Company Disclosure Schedule.................................  Article III Introduction
Company Equity Plan.........................................  4.1(vii)
Company Option Plans........................................  4.6
Company Policies............................................  4.10(b)
Company Representatives.....................................  4.8(a)
Company Shareholder Approval................................  3.15(a)
Company Shareholder Meeting.................................  4.4(a)
Connecticut Certificate of Merger...........................  1.3
Delaware Certificate of Merger..............................  1.3
DGCL........................................................  Recitals
Dissenting Shareholders.....................................  2.4
Dissenting Shares...........................................  2.4
Effective Time..............................................  1.3
Election Deadline...........................................  2.2(a)
Election Form...............................................  2.2(a)
Employee Stock Options......................................  4.6
Environmental Claim.........................................  3.8(d)(i)
Environmental Law...........................................  3.8(d)(ii)
Environmental Permits.......................................  3.8(a)
ERISA.......................................................  3.9(a)
ERISA Affiliate.............................................  3.9(a)
Exchange Act................................................  3.4(c)

DEFINED TERM                                                          SECTION
------------                                                  ------------------------
Exchange Agent..............................................  2.2(a)
Exchange Fund...............................................  2.2(a)
Exchange Ratio..............................................  2.1(b)(A)
Expiration Date.............................................  6.1(b)
GAAP........................................................  3.5
Governmental Entity.........................................  3.4(c)
Hazardous Materials.........................................  3.8(d)(iii)
HSR Act.....................................................  3.4(c)
including...................................................  7.11
Indemnified Parties.........................................  4.10(a)
International Plans.........................................  3.9(i)
Lien........................................................  3.1(b)
Life Technologies...........................................  Recitals
Life Technologies Common Stock..............................  Recitals
Life Technologies Equity Plan...............................  4.1(vii)
Life Technologies Merger....................................  Recitals
Life Technologies Merger Agreement..........................  Recitals
Loctite Acquisition Agreement...............................  3.17
Material Adverse Effect.....................................  3.1(a)
Material Contracts..........................................  3.19
Merger......................................................  Recitals
Merger Consideration........................................  2.1(b)
NASDAQ......................................................  2.1(b)(A)
NYSE........................................................  3.4(c)
Person......................................................  7.11
Plans.......................................................  3.9(a)
Proxy Statement.............................................  4.4(b)
Registration Statement......................................  3.11(b)
Representing Party..........................................  Article III Introduction
Representing Party's Disclosure Schedule....................  Article III Introduction
Rights Agreement............................................  Recitals
Savings Plans...............................................  4.6(c)
SEC.........................................................  3.5(a)
SEC Reports.................................................  3.5
Securities Act..............................................  3.4(c)
Shareholders Meeting........................................  4.4(a)
Shares......................................................  Recitals
Significant Subsidiaries....................................  7.11
Standard Election...........................................  2.1(b)(C)
Standard Election Consideration.............................  2.1(b)(C)
Stock Election..............................................  2.1(b)(A)
Stock Election Consideration................................  2.1(b)(A)
Subsidiaries................................................  7.11
Superior Proposal...........................................  4.8(a)
Surviving Corporation.......................................  1.1
Tax Return..................................................  3.13(g)
Taxes.......................................................  3.13(g)
Termination Date............................................  4.1
Termination Fee.............................................  6.3
Trading Day.................................................  2.1(b)(A)

    AGREEMENT AND PLAN OF MERGER, dated as of July 7, 2000 (the "Agreement"), between INVITROGEN CORPORATION, a Delaware corporation (the "Bidder"), and DEXTER CORPORATION, a Connecticut corporation (the "Company").

    WHEREAS, the Boards of Directors of the Bidder and the Company deem it advisable and in the best interests of their respective shareholders that the Company be merged with and into the Bidder (the "Merger") upon the terms and subject to the conditions provided for in this Agreement, whereby each outstanding share of common stock, par value $1 per share, of the Company (together with the rights associated with such shares issued pursuant to the Rights Agreement, dated as of August 23, 1996, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), the "Company Common Stock" or the "Shares") will be converted, at the holder's election, into (i) shares of common stock, par value $.01 per share, of the Bidder (the "Bidder Common Stock"), (ii) cash or (iii) a combination of Bidder Common Stock and cash;

    WHEREAS, immediately prior to the execution and delivery of this Agreement, the Bidder entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Life Technologies Merger Agreement"), between the Bidder and Life Technologies, Inc., a Delaware corporation and a Subsidiary of the Company ("Life Technologies"), pursuant to which Life Technologies will be merged with and into the Bidder (the "Life Technologies Merger") simultaneously with the Merger upon the terms and subject to the conditions set forth in the Life Technologies Merger Agreement, whereby each share of common stock, par value $.01 per share, of Life Technologies (the "Life Technologies Common Stock") will be converted into (i) shares of Bidder Common Stock, (ii) cash or (iii) a combination of Bidder Common Stock and cash;

    WHEREAS, the obligations of the parties hereto to consummate this Agreement are expressly conditioned on the consummation of the transactions contemplated by the Life Technologies Merger Agreement;

    WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Life Technologies Merger contemplated hereby shall each qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code; and

    WHEREAS, the Boards of Directors of the Bidder and the Company have each approved and adopted this Agreement and approved the Merger in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), in the case of the Bidder, and in accordance with the Connecticut Business Corporation Act (the "CBCA"), in the case of the Company, and upon the terms and conditions set forth in this Agreement.

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Bidder and the Company agree as follows:

                                   ARTICLE I
                                   THE MERGER

    Section 1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the CBCA, at the Effective Time the Company shall merge with and into the Bidder, and the separate corporate existence of the Company shall thereupon cease, and the Bidder shall be the surviving corporation in the Merger (the "Surviving Corporation"). The Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature and shall be subject to all of the restrictions, disabilities, duties, debts and obligations of the Company and the Bidder, all as provided in the DGCL and the CBCA.

    Section 1.2 CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article V, unless another time or date, or both, are agreed to by the parties hereto. The Closing will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, unless another place is agreed to by the parties hereto.

    Section 1.3 EFFECTIVE TIME. Subject to the provisions of this Agreement, on the Closing Date the parties shall (i) file with the Secretary of State of the State of Delaware a certificate of merger (the "Delaware Certificate of Merger") and (ii) file with the Secretary of State of the State of Connecticut a certificate of merger (the "Connecticut Certificate of Merger" and together with the Delaware Certificate of Merger, the "Certificates of Merger"), in each case, executed in accordance with the relevant provisions of the DGCL or the CBCA, as the case may be, and shall make all other filings or recordings required under the DGCL and the CBCA in order to effect the Merger. The Merger shall become effective upon the filing of the Certificates of Merger or at such other time as is agreed by the parties hereto and specified in the Certificates of Merger (the time at which the Merger becomes fully effective being hereinafter referred to as the "Effective Time"); PROVIDED that the Merger and the Life Technologies Merger shall occur simultaneously.

    Section 1.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 259 of the DGCL and Section 33-820 of the CBCA.

    Section 1.5  CERTIFICATE OF INCORPORATION; BYLAWS.

        (a) At the Effective Time, the Certificate of Incorporation of the Bidder, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such Certificate of Incorporation; PROVIDED, HOWEVER, the first paragraph of Article IV of the Certificate of Incorporation of the Bidder shall be amended to read in its entirety to read as follows:

           "The total number of shares of capital stock which the Corporation shall have authority to issue is 131,405,884, of which (a) 6,405,884 shares shall be preferred stock, par value $.01 per share ("Preferred Stock"), and (b) 125,000,000 shares shall be common stock, par value $.01 per share."

        (b) At the Effective Time, the Bylaws of the Bidder, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

    Section 1.6  DIRECTORS; OFFICERS OF SURVIVING CORPORATION.

        (a) The directors of the Bidder at the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

        (b) The officers of the Bidder at the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

                                   ARTICLE II
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

    Section 2.1 CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Bidder or the Company:

        (a) Each issued and outstanding Share that is owned by the Bidder or the Company or any of their respective Subsidiaries shall automatically be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

        (b) Subject to the provisions of Sections 2.2(h) and 2.4, each issued and outstanding Share, other than Shares cancelled and retired in accordance with Section 2.1(a) and Dissenting Shares, shall be converted, at the election of the holder thereof in accordance with the procedures set forth herein, into one of the following (as adjusted pursuant to the provisions of this Section 2.1, the "Merger Consideration"):

            (A) for each such Share with respect to which an election to receive only Bidder Common Stock has been effectively made and not revoked or lost pursuant to Section 2.2(a) (a "Stock Election"), the right to receive that fraction of a share of Bidder Common Stock calculated by dividing
    (x) $62.50 by (y) the Average Bidder Trading Price (as hereinafter defined), rounded to four decimal places (the "Exchange Ratio"). As used herein, the "Average Bidder Trading Price" shall mean the average of the reported closing sales prices per share of Bidder Common Stock as reported in THE WALL STREET JOURNAL for the 20 consecutive Nasdaq National Market trading days (each, a "Trading Day") ending on (and including) the third Trading Day prior to the date of the Company Shareholders Meeting; PROVIDED, HOWEVER, that if the quotient obtained as prescribed in the preceding sentence exceeds 1.0417, then for all purposes the Exchange Ratio shall be 1.0417, and if such quotient is less than 0.7813, then for all purposes the Exchange Ratio shall be 0.7813 (the "Stock Election Consideration").

            (B) for each such Share with respect to which an election to receive only cash has been effectively made and not revoked or lost pursuant to
    Section 2.2(a) (a "Cash Election"), (i) the right to receive an amount in cash equal to $62.50 multiplied by the Cash Election Proration Factor, without interest except as set forth in Section 2.2(b), plus (ii) if the Cash Election Proration Factor is less than 1, a fraction of a share of Bidder Common Stock equal to the Exchange Ratio multiplied by a fraction the numerator of which is $62.50 minus the cash determined pursuant to clause (i) and the denominator of which is $62.50. As used herein, the "Cash Election Proration Factor" means the lesser of (x) 1.00 or (y) a fraction
    (i) the numerator of which is (1) the product of the total number of Shares outstanding multiplied by $17.50 minus (2) $17.50 multiplied by the number of Shares for which Standard Elections have been effectively made and not revoked or lost, and (ii) the denominator of which is the product of $62.50 multiplied by the number of Shares for which Cash Elections have been effectively made and not revoked or lost.

            (C) for each such Share as to which neither a Stock Election nor a Cash Election has been effectively made and not revoked or lost pursuant to
    Section 2.2(a) (a "Standard Election"), the right to receive $17.50 in cash, plus a fraction of a share of Bidder Common Stock equal to the Exchange Ratio multiplied by .7200 (the "Standard Election Consideration").

        (c) Each Person who, at the Effective Time, is a record holder of Shares (other than Shares to be cancelled as set forth in Section 2.1(a) or Dissenting Shares) shall have the right to submit an Election Form specifying the number of Shares that such Person desires to have converted into shares of Bidder Common Stock, the number of Shares that such Person desires to have converted into the right to receive cash and Bidder Common Stock, if any, and the number of Shares that such Person desires to have converted into the right to receive the Standard Election Consideration. Any Person who fails properly to submit an Election Form on or prior to the Election Deadline in accordance set forth in Section 2.2(a) shall be deemed to have made a Standard Election.

        (d) Each share of Bidder Common Stock issued and outstanding immediately prior to the Effective Time shall on and after the Effective Time continue to be issued and outstanding as an identical share of Bidder Common Stock.

        (e) Each share of Bidder Common Stock issued and held in the treasury or by any Subsidiary of the Bidder as of the Effective Time, if any, shall, on and after the Effective Time, continue to be issued and held in the treasury of the Bidder or such Subsidiary unaffected by the Merger.

    Section 2.2  SURRENDER AND PAYMENT.

        (a) EXCHANGE AGENT. Prior to the Effective Time, the Bidder shall appoint an agent (the "Exchange Agent") for the purpose of (i) exchanging certificates representing Shares (the "Certificates") for the Merger Consideration. At the Effective Time the Bidder will deposit with the Exchange Agent the Merger Consideration and cash in the amount required by
Section 2.2(g) (the "Exchange Fund"). Upon receipt, the Exchange Agent will invest the cash portion of the Exchange Fund in United States government securities maturing at the Election Deadline or such other government securities maturing at the Election Deadline or such other investments as the Bidder and the Company may mutually agree. Any interest and other income resulting from such investments shall be paid to the Bidder. Promptly after the Effective Time, the Exchange Agent will send to each holder of Shares a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange, and to each holder of Shares an election form (the "Election Form") providing for such holders to make the Standard Election, the Cash Election or the Stock Election. Any Standard Election (other than a deemed Standard Election), Cash Election or Stock Election shall be validly made only if the Exchange Agent shall have received by 5:00 p.m., New York City Time, on a date (the "Election Deadline") to be mutually agreed upon by the Bidder and the Company (which date shall not be later than the twentieth Business Day after the Effective Time), an Election Form properly completed and executed (with the signature or signatures thereon guaranteed to the extent required by the Election Form) by such holder accompanied by such holder's Certificates, or by appropriate guarantees of delivery of such Certificates from a member of any national securities exchange or of the National Association of Securities Dealers or a commercial bank or trust company in the United States as set forth in such Election Form. Any holder of Shares who has made an election by submitting an Election Form to the Exchange Agent may at any time prior to the Election Deadline change such holder's election by submitting a revised Election Form, properly completed and signed that is received by the Exchange Agent prior to the Election Deadline. Any holder of Shares may at any time prior to the to the Election Deadline revoke his election and withdraw his Certificates deposited with the Exchange Agent by written notice to the Exchange Agent received by the close of business on the day prior to the Election Deadline, and such holder will receive the Standard Election Consideration.

        (b) LETTER OF TRANSMITTAL. Upon surrender to the Exchange Agent of its Certificate, together with a properly completed letter of transmittal, each holder of Shares will be entitled to receive promptly after the Election Deadline the Merger Consideration in respect of the Shares represented by its Certificate. In addition, each such holder of Shares shall be entitled to receive any dividends and distributions payable pursuant to Section 2.2(g). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration.

        (c) PAYMENT TO NON-REGISTERED OWNERS. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

        (d) NO FURTHER REGISTRATION OF TRANSFERS. After the Effective Time there shall be no further registration of transfers of Shares. If after the Effective Time Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

        (e) TERMINATION OF EXCHANGE FUND; NO LIABILITY. At any time following the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Exchange Fund (including any interest received with respect thereto), and holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of Bidder Common Stock and any dividends or other distributions with respect to Bidder Common Stock payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (f) LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates for Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by the Bidder, the posting by such Person of a bond in such sum as the Bidder may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will issue the Merger Consideration pursuant to Section 2.1(b) deliverable in respect of the Shares represented by such lost, stolen or destroyed Certificates.

        (g) DIVIDENDS; DISTRIBUTIONS. No dividends or other distributions with respect to Bidder Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Bidder Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to
Section 2.2(h), and all such dividends, other distributions and cash in lieu of fractional shares of Bidder Common Stock shall be paid by the Bidder to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of a Bidder Certificate representing whole shares of Bidder Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Bidder Common Stock and the amount of any cash payable in lieu of a fractional share of Bidder Common Stock to which such holder is entitled pursuant to Section 2.2(h), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Bidder Common Stock. The Bidder shall make available to the Exchange Agent cash for these purposes, if necessary.

        (h) NO FRACTIONAL SHARES. No Bidder Certificates or scrip representing fractional shares of Bidder Common Stock shall be issued upon the surrender for exchange of Certificates; no dividend or distribution by the Bidder shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a shareholder of the Bidder. In lieu of any such fractional shares, each holder of Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Certificate pursuant to this Section shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all Shares held by such holder at the Effective Time) would otherwise be entitled by (B) the average reported closing sales price for a share of Bidder Common Stock as reported in THE WALL STREET JOURNAL(or if not reported thereby, any other authoritative source) for five consecutive Trading Days immediately preceding the Closing Date. The Bidder shall provide the Exchange Agent the aggregate amount of cash payable pursuant to this
Section 2.2(h) promptly following the Effective Time.

    Section 2.3 ADJUSTMENTS TO PREVENT DILUTION. In the event that the Bidder changes the number of outstanding shares of Bidder Common Stock or the number of outstanding securities convertible or exchangeable into or exercisable for shares of Bidder Common Stock prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, or declares or pays any dividend or distribution (including of rights) other than any regular quarterly cash dividends, the Stock Election Consideration and the Standard Election Consideration will be correspondingly and equitably adjusted to reflect such stock dividend, subdivision, split, combination of shares or other specified transaction.

    Section 2.4 APPRAISAL RIGHTS. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who did not vote in favor of the Merger and who comply with all the relevant provisions of Section 33-861 of the CBCA (the "Dissenting Shareholders") shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the "Dissenting Shares"), unless and until the holder or holders thereof shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the CBCA. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each Share without any interest thereon. The Company shall give the Bidder (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the CBCA and received by the Company relating to shareholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CBCA; PROVIDED, HOWEVER, the Company shall have the right to participate in any such negotiations and proceedings. The Company shall not, except with the prior written consent of the Bidder, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Shareholder shall thereupon be treated as though such Shares had been converted into the right to receive the Standard Election Consideration pursuant to Section 2.1(b).

    Section 2.5 WITHHOLDING RIGHTS. The Bidder shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this
Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If the Bidder so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Shares in respect of which the Bidder made such deduction and withholding.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

    Except as set forth on the schedule delivered by the Company to the Bidder in connection with the execution and delivery of this Agreement (the "Company Disclosure Schedule") the Company hereby represents and warrants to the Bidder, and except as set forth in the disclosure schedule delivered by the Bidder to the Company in connection with the execution and delivery of this Agreement (the "Bidder Disclosure Schedule), the Bidder hereby represents and warrants to the Company, in each case as set forth in this Article III, with the party making such representations and warranties being referred to as the "Representing Party" and such Representing Party's Disclosure Schedule as the "Representing Party's Disclosure Schedule." Notwithstanding the foregoing, any representation or warranty which expressly refers to the Bidder or its Subsidiaries is being made solely by the Bidder and any representation or warranty which expressly refers to the Company or Life Technologies or their respective Subsidiaries is being made solely by the Company.

    Section 3.1  ORGANIZATION, QUALIFICATION, ETC.

        (a) The Representing Party is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority required for it to own its properties and assets and to carry on its business as it is now being conducted. The Representing Party is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party or substantially delay consummation of the transactions contemplated by this Agreement or otherwise prevent the Representing Party from performing its obligations hereunder. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to the Representing Party means a material adverse effect on the financial condition, assets, liabilities or results of operations of the Representing Party and its Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with
(A) changes or conditions generally affecting the industries in which the Representing Party and its Subsidiaries operate unless, in the case of the Company, such changes or effects have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (B) changes in general economic, regulatory or political conditions, unless, in the case of the Company, such changes have a disproportionate effect on the Company and its Subsidiaries, taken as a whole. Each Representing Party has made available to the other copies of its certificate of incorporation and bylaws. Such copies of each Representing Party's certificate of incorporation and bylaws are complete and correct and in full force and effect, and the Representing Party is not in violation of any of the provisions of its certificate of incorporation or bylaws.

        (b) Each of the Representing Party's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Representing Party's Subsidiaries has the corporate power and authority required for it to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party. All the outstanding shares of capital stock of, or other ownership interests in, the Representing Party's Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and, with respect to such shares or ownership interests that are owned by the Representing Party and its Subsidiaries, are owned free and clear of all liens, claims, mortgages, encumbrances, pledges and security interests of any kind (each, a "Lien"). All the outstanding shares of capital stock of, or other ownership interests in, the Representing Party's Subsidiaries are wholly owned by the Representing Party, directly or indirectly, except for the Life Technologies Common Stock of which the Company beneficially owns as of the date hereof 18,815,447 shares.
Section 3.1(b) of the Company Disclosure Schedule sets forth a list of each Subsidiary of the Company.

    Section 3.2  CAPITAL STOCK.

        (a) Section 3.2(a) of the Representing Party's Disclosure Schedule sets forth as of June 30, 2000:

        (i) the number of authorized shares of each class or series of capital stock of the Representing Party and, in the case of the Company Disclosure Schedule, Life Technologies;

        (ii) the number of shares of each class or series of capital stock of the Representing Party and, in the case of the Company Disclosure Schedule, Life Technologies, which are issued and outstanding;

       (iii) the number of shares of each class or series of capital stock which are held in the treasury of such Representing Party and, in the case of the Company Disclosure Schedule, Life Technologies;

        (iv) the number of shares of each class or series of capital stock of the Representing Party and, in the case of the Company Disclosure Schedule, Life Technologies, which are reserved for issuance, indicating each specific reservation; and

        (v) the number of shares of each class or series of capital stock of such Representing Party and, in the case of the Company Disclosure Schedule, Life Technologies, which are subject to employee stock options or other rights to purchase or receive capital stock granted under such Person's stock option or other stock based employee or non-employee director benefit plans, and, with respect to the Company, indicating the name of the plan, the date of grant, the number of shares and the exercise price thereof.

        (b) All the outstanding shares of capital stock of the Representing Party are, and all shares of Bidder Common Stock to be issued in the Merger will be when issued in accordance with the terms of this Agreement, duly authorized, validly issued, fully paid and non-assessable and issued in compliance with all applicable U.S. state and federal and foreign securities laws. Except as set forth in Section 3.2(a) of the Representing Party's Disclosure Schedule, for the Company's obligations under the Rights Agreement, and for the transactions contemplated by this Agreement, (1) there are no shares of capital stock of the Representing Party authorized, or as of the date of this Agreement issued or outstanding, (2) as of the date of this Agreement there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Representing Party or any of its Subsidiaries, obligating the Representing Party or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in the Representing Party or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Representing Party or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, and
(3) there are no outstanding contractual obligations of the Representing Party or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Representing Party or any Subsidiary of the Representing Party or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Representing Party or other entity.

    Section 3.3  EQUITY INVESTMENTS.

        (a) Section 3.3(a) of the Company's Disclosure Schedule sets forth:
(i) the name of each corporation, partnership, joint venture or other entity (other than the Subsidiaries) in which the Company or Life Technologies has, or pursuant to any agreement has the right to acquire by any means, directly or indirectly, an equity interest or investment; (ii) in the case of each of such Person described in the foregoing clause (i), either (x) a listing of relevant agreement or agreements pursuant to which the Company has acquired such right or such interest or investment or (y) (A) the jurisdiction of incorporation and
(B) the authorized and outstanding capitalization thereof and the percentage of each class of voting capital stock owned, directly or indirectly, by the Company.

        (b) Except as set forth in Schedule 3.3(b), Life Technologies' interest, if any, in any of the Persons listed on Schedule 3.3(a) which are stated to be owned directly or indirectly by Life Technologies (except for directors' qualifying shares, if any, which the Company will cause to be transferred at the Effective Time to nominees of the Bidder), will, after giving effect to the transactions contemplated hereby, be owned by the Bidder, directly or indirectly, in each case, free and clear of all Liens.

    Section 3.4  CORPORATE AUTHORITY RELATIVE TO THIS AGREEMENT; NO VIOLATION.

        (a) The Company has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for obtaining the Company Shareholder Approval and the filing of the Connecticut Certificate of Merger, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has approved the entry into this Agreement and the consummation of the transactions contemplated hereby by the Company and has taken all appropriate action such that Sections 33-841 and 33-844 of the CBCA will not be applicable to the Company or to the Bidder by virtue of either the Company's or the Bidder's entering into this Agreement or consummating the transactions contemplated hereby. The Board of Directors of Life Technologies has taken all appropriate action so that
Section 203 of the DGCL, with respect to Life Technologies, will not be applicable to the Bidder for any purpose. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of the Bidder, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

        (b) The Bidder has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Bidder, and other than the Bidder Shareholder Approval and the filing of the Connecticut Certificate of Merger and the Delaware Certificate of Merger no other corporate proceedings on the part of the Bidder are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Bidder and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of each of the Bidder, enforceable against the Bidder in accordance with its terms.

        (c) Except for the filings, permits, authorizations, consents and approvals set forth in Section 3.4(c) of the Representing Party's Disclosure Schedule or as may be required under, and other applicable requirements of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") (in the case of the Bidder only), the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), state securities or blue sky laws and the rules and regulations of the New York Stock Exchange (the "NYSE") (in the case of the Company only), state securities or blue sky laws and the rules and regulations of the Nasdaq National Market (in the case of the Bidder), or the anti-competition laws or regulations of the European Union or any foreign jurisdiction in which the Company or the Bidder (directly or through Subsidiaries, in each case) has material assets or conducts material operations, and the filing of the Certificates of Merger under the DGCL and the CBCA, none of the execution, delivery or performance of this Agreement by the Representing Party, the consummation by the Representing Party of the transactions contemplated hereby or compliance by the Representing Party with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws or similar organizational documents of the Representing Party or any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any federal, regional, state or local court, arbitrator, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether U.S. or foreign (a "Governmental Entity"), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Representing Party or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation applicable to the Representing Party, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and
(iv) such filings, permits, authorizations, consents, approvals, violations, breaches or defaults which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Representing Party or prevent or substantially delay the consummation of the transactions contemplated hereby.

    Section 3.5 REPORTS AND FINANCIAL STATEMENTS. The Representing Party has previously furnished or otherwise made available (by electronic filing or otherwise) to the Bidder true and complete copies of:

        (a) Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for each of the years ended December 31, 1998 and 1999 in the case of the Company and Life Technologies and the year ended December 31, 1999 in the case of Bidder.

        (b) the Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2000, for each of the Representing Parties and, in the case of the Company, for Life Technologies;

        (c) each definitive proxy statement filed with the SEC since
December 31, 1998, for each of the Representing Parties and, in the case of the Company, for Life Technologies;

        (d) each final prospectus filed with the SEC since December 31, 1998, except any final prospectus on Form S-8, for each of the Representing Parties and, in the case of the Company, for Life Technologies; and

        (e) all Current Reports on Form 8-K filed with the SEC since January 1, 2000, for each of the Representing Parties and, in the case of the Company, for Life Technologies.

As of their respective dates, such reports, proxy statements and prospectuses filed with the SEC by the Representing Party (collectively with, and giving effect to, all amendments, supplements and exhibits thereto, the "SEC Reports")
(i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Other than Life Technologies which is registered under Section 12 of the Exchange Act, none of the Representing Party's Subsidiaries is required to file any forms, reports or other documents with the SEC. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Representing Party's (and in the case of the Company, Life Technologies') SEC Reports (including any related notes and schedules) fairly present in all material respects the financial position of the Bidder, the Company or Life Technologies and its consolidated Subsidiaries, as the case may be, as of the dates thereof and the results of operations and cash flows for the periods or as of the dates then ended (subject, in the case of the unaudited interim financial statements, to normal recurring year-end adjustments), in each case in accordance with past practice and generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). Since the date of Bidder's initial public offering, the Bidder has timely filed all reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC. Since January 1, 1999, each of the Company and Life Technologies has timely filed all reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

    Section 3.6 NO UNDISCLOSED LIABILITIES. Neither the Representing Party nor any of its Subsidiaries has any liabilities or obligations of any nature required to be set forth on a balance sheet of the Representing Party under GAAP, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would be expected to result in such a liability or obligation, except (a) liabilities or obligations reflected in the Representing Party's SEC Reports or (b) liabilities and obligations which are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect on the Representing Party.

    Section 3.7 NO VIOLATION OF LAW. The businesses of the Representing Party and its Subsidiaries are not being conducted in violation of any order, writ, injunction, decree, judgment, permit, license, ordinance, law, statute, rule or regulation of any Governmental Entity (PROVIDED that no representation or warranty is made in this Section 3.7 with respect to Environmental Laws), except
(a) as described in the Representing Party's SEC Reports, and (b) for violations or possible violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Representing Party.

    Section 3.8  ENVIRONMENTAL MATTERS.

        (a) Each of the Representing Party and its Subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental Entities which are required under any applicable Environmental Law and necessary for it to carry on its business or operations as now conducted ("Environmental Permits"), except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect on the Representing Party. Each of such Environmental Permits is in full force and effect, and each of the Representing Party and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with all applicable Environmental Laws, except for such failures to be in full force and effect or to be in compliance which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Representing Party.

        (b) There are no Environmental Claims pending, or to the knowledge of the Representing Party, threatened, against the Representing Party or any of its Subsidiaries, or, to the knowledge of the Representing Party, any Person whose liability for any such Environmental Claim the Representing Party or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law for which reserves have not been established in accordance with GAAP, that, individually or in the aggregate, would have a Material Adverse Effect on the Representing Party. As of the date of this Agreement, the Company has available cash resources that are adequate to fund the GAAP reserves that the Company has established in respect of Environmental Claims, and such cash resources will be adequate for such purpose at the Effective Time; PROVIDED that there shall have been no change outside the ordinary course of business in the capitalization or asset base of the Company's captive insurance companies.

        (c) There are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material, that would form the basis of any Environmental Claim against the Representing Party or any of its Subsidiaries, or for which the Representing Party or any of its Subsidiaries is liable, except for such liabilities which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Representing Party.

        (d) As used in this Agreement:

        (i) "Environmental Claim" means any claim, action, lawsuit or proceeding by any Person which seeks to impose liability (including, without limitation, liability for investigatory costs, cleanup costs, governmental response costs, natural resources, damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (A) the presence, or release or threatened release, of any Hazardous Materials at any location, whether or not owned or operated by the Representing Party or any of its Subsidiaries, or (B) circumstances which would give rise to any violation, or alleged violation, of any Environmental Law.

        (ii) "Environmental Law" means any law or order of any Governmental Entity relating to (A) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of, or (B) the environment or to emissions, discharges, releases or threatened releases of, Hazardous Materials, into the environment.

        (iii) "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials or friable asbestos; (B) any chemicals or other materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," or "toxic pollutants" under any Environmental Law; and
    (C) pesticides.

    Section 3.9  EMPLOYEE BENEFIT PLANS; ERISA.

        (a) Section 3.9(a) of the Representing Party's Disclosure Schedule contains a true and complete list of each material deferred compensation, incentive compensation or equity compensation plan; "welfare" plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each material employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Representing Party (and, in the case of the Company, Life Technologies) or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Representing Party (or Life Technologies) would be deemed at any relevant time a "single employer" within the meaning of Section 4001(b) of ERISA, for the benefit of any employee or former employee of the Representing Party or any Subsidiary (the "Plans").

        (b) In respect of Plans that are not International Plans, the Representing Party has made available to the other Party: (i) correct and complete copies of all documents embodying each Plan including (without limitation) all amendments thereto and all related trust documents; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan; and (iii) if the Plan is funded, the most recent annual and periodic accounting Plan assets.

        (c) No liability under Title IV or Section 312 of ERISA has been incurred by the Representing Party or any ERISA Affiliate of the Representing Party that has not been satisfied in full, and no condition exists that presents a material risk to the Representing Party or any ERISA Affiliate of the Representing Party of incurring any such liability, other than liability for premiums due the Pension Benefits Guaranty Corporation (which premiums have been paid when due), except as are not reasonably likely to have a Material Adverse Effect on the Representing Party. To the knowledge of the Representing Party, each Plan subject to Title IV of ERISA or Section 412 of the Code is fully-funded on a termination basis.

        (d) Neither the Representing Party nor any ERISA Affiliate of the Representing Party has any liability to any Pension Plan which is a "multiemployer plan" as defined in Section 3(37) of ERISA.

        (e) Each Plan of the Representing Party has been operated and administered in accordance with its terms and applicable law, including but not limited to ERISA and the Code, except as are not reasonably likely to have a Material Adverse Effect on the Representing Party, and each Plan of the Representing Party intended to be "qualified" within the meaning of
Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, except for failures to so qualify or be exempt which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Representing Party.

        (f) Section 3.9(f) of the Representing Party's Disclosure Schedule sets forth each Plan of the Representing Party under which as a result of the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, (i) any current or former employee or officer of the Representing Party or any ERISA Affiliate of the Representing Party may become entitled to severance pay or any other payment, except as expressly provided in this Agreement, or (ii) any compensation due any such employee or officer may be increased or the time of payment or vesting may become accelerated.

        (g) Except as set forth in Section 3.9(g) of the Representing Party's Disclosure Schedule, no Plan of the Representing Party which is not an International Plan provides, or reflects or represents any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable law. The program described by this Section 3.9(g) has at all times provided that the Representing Party may amend and/or terminate such program without liability (except in respect of current obligations outstanding for current retired employees receiving benefits).

        (h) There are no pending or, to the knowledge of the Representing Party, threatened claims by of on behalf of any Plan of the Representing Party, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routing claims for benefits), except as would not, individually or in the aggregate be reasonably likely to have a Material Adverse Effect on the Representing Party.

        (i) Each Plan of the Representing Party that has been adopted or maintained by the Representing Party or any of its Subsidiaries, whether formally or informally, for the benefit of employees outside the United States ("International Plans") has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Plans. No International Plan of the Representing Party has unfunded liabilities that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party.

        (j) Except as set forth in Section 3.9(j) of the Representing Party's Disclosure Schedule, the Representing Party is not bound by or obligated under any labor, collective bargaining or union agreements.

    Section 3.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Representing Party's SEC Reports, since December 31, 1999 (a) the businesses of the Representing Party and its Subsidiaries have been conducted in all material respects in the ordinary course and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Representing Party.

    Section 3.11  PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT.

        (a) The Proxy Statement (or any amendment or supplement thereto) will not, on the date the Proxy Statement is mailed to shareholders of the Company and to shareholders of the Bidder and at the time of the Shareholders Meetings, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will, at the date it becomes effective and at the time of the Shareholders Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, when filed by the Company and the Bidder with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the statements made in any of the foregoing documents based on and in conformity with information supplied by or on behalf of the Bidder for inclusion or incorporation by reference therein.

        (b) The Registration Statement on Form S-4 to be filed with the SEC by the Bidder in connection with the Merger, as amended or supplemented from time to time (as so amended and supplemented, the "Registration Statement"), will not, on the date of filing with the SEC or at the time it becomes effective under the Securities Act, and on the date the Proxy Statement is first mailed to shareholders of the Company and shareholders of the Bidder and at the time of the Shareholders Meetings, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied by or on behalf of the Bidder or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to the shareholders of the Bidder and at the time of the Shareholders Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances they were made, not misleading. The Proxy Statement will, when filed by the Bidder and the Company, and the Registration Statement will, when filed by the Bidder with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Bidder makes no representation or warranty with respect to the statements made in the Registration Statement based on and in conformity with information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

    Section 3.12 DISCLOSURE. The representations and warranties by the Company in this Agreement and the statements contained in the schedules, certificates and other writings furnished and to be furnished by the Company to the Bidder pursuant to this Agreement, when considered as a whole and giving effect to any supplements or amendments thereof prior to the time of signing on the date hereof, do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact necessary to make the statements herein or therein not misleading, it being understood that as used in this Section 3.12 "material" means material to the Company and its Subsidiaries, taken as a whole.

    Section 3.13  TAX MATTERS.

        (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Representing Party, each affiliated, combined, consolidated or unitary group of which the Representing Party is a member (an "Affiliated Group") have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed Tax Returns would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party. All Taxes due and owing by the Representing Party or any Representing Party's Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve for would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party. There is no audit or examination and there is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Representing Party or any Representing Party's Affiliated Group which if determined adversely would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party. All assessments for Taxes due and owing by the Representing Party or any Representing Party's Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid, except to the extent that any failures to pay would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Representing Party.

        (b) The Representing Party has not (i) entered into a closing agreement or other similar agreement with a taxing authority relating to Taxes of the Representing Party or any Representing Party's Affiliated Group with respect to a taxable period for which the statute of limitations is still open, or
(ii) with respect to U.S. federal income Taxes, granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any income Tax, in either case, that is still outstanding. There are no Liens relating to material Taxes upon the assets of the Representing Party or any Representing Party's Affiliated Group other than Liens relating to Taxes not yet due and Liens that would not, individually or in the aggregate, have a Material Adverse Effect on the Representing Party. Neither the Representing Party, any Representing Party's Affiliated Group is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement in respect of Taxes (other than with respect to agreements solely between or among members of the consolidated group of which the Representing Party is the common parent and agreements and obligations that would not, individually or in the aggregate, have a Material Adverse Effect on the Representing Party). Neither the Representing Party nor any Representing Party's Affiliated Group has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent either the Merger or the Life Technologies Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        (c) Section 3.13(c) of the Company Disclosure Schedule lists each Tax Return of the Company or any Affiliated Group for which an accurate copy of the actual Tax Return as filed with the relevant taxing authority has been made available by the Company to the Bidder on or before the date hereof.

        (d) Section 3.13(d) of the Company Disclosure Schedule lists, with respect to the Company, each unemployment, severance and termination agreement, other compensation arrangements, or benefit plans currently in effect which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement that individually or collectively could give rise to a payment which is nondeductible by reason of Section 280G of the Code.

        (e) Neither the Company nor any Affiliated Group has received any private letter ruling from the Internal Revenue Service within the three-year period ending on the date hereof.

        (f) Neither the Company nor any member of any Affiliated Group has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock (to any Person or entity that is not a member of any Affiliated Group) qualifying for tax-free treatment under Section 355 of the Code (i) within the two-year period ending on the date hereof or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger or the Life Technologies Merger.

        (g) Neither the Company nor any Affiliated Group is a party to any contract, agreement or other arrangement which could result in the payment of amounts that would be nondeductible by reason of Section 162(m) of the Code.

        (h) For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

    Section 3.14  OPINION OF FINANCIAL ADVISORS.

        (a) The Board of Directors of the Company has received the opinion of Lehman Brothers Inc., dated the date of this Agreement, substantially to the effect that, as of such date, the Merger Consideration to be received by the Company's shareholders in the Merger is fair to such holders from a financial point of view.

        (b) The Board of Directors of the Bidder has received the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated the date of this Agreement, substantially to the effect that, as of such date, the consideration to be issued and delivered by the Bidder in the Merger and the Life Technologies Merger, taken together, is fair to the Bidder from a financial point of view.

    Section 3.15  REQUIRED VOTE OF SHAREHOLDERS.

        (a) The affirmative vote of the holders of a two-thirds of the outstanding shares of Company Common Stock (the "Company Shareholder Approval") is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve and adopt this Agreement and the transactions contemplated hereby.

        (b) As of the date hereof, the Bidder does not own any securities of the Company or Life Technologies. The affirmative vote of the holders of a majority of the outstanding shares of Bidder Common Stock in favor of the approval and adoption of this Agreement and the affirmative vote of the holders of a majority of the outstanding shares of Bidder Common Stock in favor of the approval of an amendment to the Bidder's certificate of incorporation to authorize a sufficient number of shares of Bidder Common Stock to enable the Bidder to issue the Merger Consideration are the only votes of the holders of any class or series of the Bidder's capital stock which are necessary to approve and adopt this Agreement and the transactions contemplated hereby.

    Section 3.16 RIGHTS AGREEMENT. The Company has duly amended the Rights Agreement so that the Rights Agreement will not be applicable to the Bidder, this Agreement, the Merger or any other transaction contemplated by this Agreement, in each case to the extent provided for and made consistent with the terms of this Agreement.

    Section 3.17 LOCTITE ACQUISITION AGREEMENT; AHLSTROM ACQUISITION AGREEMENT. The Company has previously delivered to the Bidder complete and correct copies of (i) the Asset Purchase Agreement, dated as of June 20, 2000, between the Company and Loctite Corporation (the "Loctite Acquisition Agreement") and (ii) the Asset Purchase Agreement, dated as of June 20, 2000, between the Company and Ahlstrom Paper Group Oy (the "Ahlstrom Acquisition Agreement").

    Section 3.18 LEGAL PROCEEDINGS, ETC. As of the date hereof, except as set forth in Section 3.18 of the Company Disclosure Schedule and except for matters involving only monetary recovery in which the damages sought to be imposed do not exceed $200,000 individually or $1 million in the aggregate, there are no legal, administrative, arbitration or other proceedings or governmental investigations pending or, to the best knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.

    Section 3.19  CONTRACTS.

        (a) Section 3.19 (a) of the Company Disclosure Schedule sets forth a complete and correct list of each contract (the "Material Contracts") to which the Company or any of its Subsidiaries is a party which, as of the date hereof,
(i) is a collective bargaining agreement or any agreement that contains any severance pay liabilities or obligations; (ii) is an employment or consulting agreement or contract with an employee or individual consultant or a consulting agreement or contract with a consulting firm or other organization (other than employment agreements that are created as a matter of Law); (iii) is a note, bond or debenture or other agreement or instrument relating to borrowed money or an agreement of guarantee or indemnification running to any Person other than a Subsidiary; (iv) is an agreement or contract containing any covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person; (v) provides for aggregate future payments of more than $250,000; (vi) provides for aggregate future payments in excess of $100,000, has a term exceeding one year and which may not be cancelled upon 90 or fewer days' notice without any liability, penalty or premium (other than a nominal cancellation fee or charge); or (vii) is material to the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; PROVIDED that Section 3.13(a) of the Company Disclosure Schedule does not list any contract for the purchase or sale of goods or services entered into in the ordinary course of business which may be cancelled on 90 or fewer days' notice without any liability, penalty or premium (other than a nominal cancellation fee or charge).

        (b) Except as set forth in Section 3.19(b) of the Company Disclosure Schedule, (i) each Material Contract is in full force and effect, and
(ii) there is not, with respect to the Material Contracts, any existing default, or event of default, or event which with or without due notice or lapse of time or both would constitute a default or event of default, on the part of the Company or any of its Subsidiaries or to the best knowledge of the Company any other party thereto, except where the failure to be in full force and effect or where such default or event of default would not have a Material Adverse Effect on the Company.

    Section 3.20 OWNED REAL PROPERTY. Section 3.20 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of real property which is owned by the Company or any of its Subsidiaries and which will continue to be owned by the Company, directly or indirectly, following consummation of the transactions contemplated by the Loctite Acquisition Agreement and the Ahlstrom Acquisition Agreement.

                                   ARTICLE IV

                            COVENANTS AND AGREEMENTS

    Section 4.1 CONDUCT OF BUSINESS BY THE COMPANY. From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 6.1 (the "Termination Date"), and except (w) that the Company may take any and all actions (subject to the provisions of Section 4.1(xiv)) required to consummate the transactions contemplated by the Loctite Acquisition Agreement and the Ahlstrom Acquisition Agreement, (x) that the Company may sell or otherwise dispose of its coatings business, (y) with the prior written consent of the Bidder (which consent will not be unreasonably withheld or delayed) or (z) as may be expressly permitted pursuant to this Agreement, the Company:

        (i) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary and usual course of business consistent with past practice;

        (ii) shall use its reasonable best efforts, and cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact its present business organization and goodwill, keep available the services of its current officers and other key employees and preserve its relationships with those Persons having material business dealings with the Company and its Subsidiaries;

        (iii) shall not, and shall not permit its Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (other than (A) regular quarterly cash dividends by the Company consistent in timing and amount with past practice or (B) any dividends or distribution by a wholly owned Subsidiary of the Company to the Company or any of its wholly owned Subsidiaries);

        (iv) shall not, and shall not permit any of its Subsidiaries to establish, enter into or amend any severance plan, agreement or arrangement or any Plan of the Company or Life Technologies or increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, other than as contemplated by law or any existing contract, employee benefit or welfare plan or policy, or in the ordinary course of business consistent with past practice (1) with respect to employees who are not officers of the Company, and (2) with respect to annual bonuses and other incentive awards for employees including officers;

        (v) shall not, and shall not permit any of its Subsidiaries to, authorize, or announce an intention to authorize, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger and the Life Technologies Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any other similar extraordinary transaction.

        (vi) shall not, and shall not permit any of its Subsidiaries to, propose or adopt any amendments to its certificate of incorporation or bylaws (or other similar organizational documents);

        (vii) shall not, and shall not permit any of its Subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of capital stock of any class (whether through the issuance or granting of options, warrants, commitments, convertible securities, subscriptions, rights to purchase or otherwise), except for (1) the issuance of Company Common Stock pursuant to options and grants outstanding as of the date hereof under the Company's 1999 Long-Term Incentive Plan, or 1994 Long-Term Incentive Plan and 1988 Long-Term Incentive Plan (each such plan, a "Company Equity Plan"), (2) the issuance of Life Technologies Common Stock pursuant to options and grants outstanding as of the date hereof under Life Technologies' 1997 Long-Term Incentive Plan, 1996 Non-Employee Directors Stock Option Plan, 1995 Long-Term Incentive Plan and 1991 Stock Option Plan (each such plan, a "Life Technologies Equity Plan") or
(3) options and other equity awards granted in the ordinary course of business consistent with past practice to any new employee hired after the date hereof but before the Closing Date or pursuant to formula awards, in either case under a Company Equity Plan or a Life Technologies Equity Plan;

        (viii)shall not, and shall not permit any of its Subsidiaries to, reclassify, combine, split, purchase or redeem any shares of its capital stock or purchase or redeem any rights, warrants or options to acquire any such shares;

        (ix) shall not, and shall not permit any of its Subsidiaries to,
(A) incur, assume or prepay any indebtedness or any other liabilities for borrowed money or issue any debt securities other than incurrences and repayments of indebtedness under the Company's or its Subsidiaries' credit facilities in existence on the date of this Agreement or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than wholly owned Subsidiaries), except for guarantees by Subsidiaries of the Company indebtedness permitted under the preceding clause (A);

        (x) shall not, and shall not permit any of its Subsidiaries to (or consent to any proposal by any Person in which the Company has an investment
to), make or forgive any loans, advances or capital contributions to, or investments in, any other Person other than the Company or any wholly owned Subsidiary of the Company (including any intercompany loans, advances or capital contributions to, or investments in, any affiliate) other than advances to employees in the ordinary course of business in accordance with the Company's or its Subsidiaries' established policies;

        (xi) shall not, and shall not permit any of its Subsidiaries to,
(A) enter into any material lease, license, contract or agreement or otherwise subject to any material Lien any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice; (B) modify, amend in any material respect, or terminate any of its material contracts; (C) waive, release or assign any rights that are material to the Company and its Subsidiaries taken as a whole; or (D) permit any insurance policy naming it as a beneficiary or a loss payable payee to lapse, be cancelled or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration;

        (xii) shall not, and shall not permit any of its Subsidiaries to, change any of the financial accounting methods or practices used by it unless required by GAAP;

        (xiii)shall not, and shall not permit any of its Subsidiaries to, make any Tax election that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company or settle or compromise any material Tax liability;

        (xiv) shall not, without the prior consent of the Bidder (which consent shall not be unreasonably withheld or delayed), amend or modify (x) the Loctite Acquisition Agreement or (y) the Ahlstrom Acquisition Agreement in any material respect;

        (xv) shall not, and shall not permit any of its Subsidiaries to, take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

        (xvi) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would result in any of the conditions to the Merger set forth in
Article V hereof not being satisfied.

    Section 4.2 BIDDER INTERIM OPERATIONS. Except as otherwise expressly contemplated hereby, without the prior consent of the Company (which consent will not be unreasonably withheld or delayed), from the date hereof until the earlier of the Effective Time or the Termination Date, the Bidder shall, and shall cause each of its Subsidiaries to, conduct their business in all material respects in the ordinary and usual course consistent with past practice and use all reasonable efforts to (i) preserve intact its present business organization and goodwill, (ii) keep available the services of its current officers and other key employees, (iii) maintain in effect all material licenses, approvals and authorizations from Governmental Entities, including, without limitation, all material licenses and permits that are required for the Bidder or any of its Subsidiaries to carry on its business as presently conducted and (iv) preserve existing relationships with its material partners, lenders, suppliers and others having material business relationships with it so that the business of the Bidder and its Subsidiaries shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly contemplated by this Agreement, from the date hereof until the earlier of the Effective Time or the Termination Date, without the prior written consent of the Company (which consent will not be unreasonably withheld or delayed), the Bidder shall not, nor shall it permit any Subsidiary to:

        (a) amend its certificate of incorporation or bylaws (or other similar organizational documents);

        (b) amend in any respect the terms of the capital stock of the Bidder;

        (c) split, combine, subdivide or reclassify any shares of Bidder Common Stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Bidder Common Stock, except for (i) regular quarterly cash dividends by the Bidder consistent in timing and amount with past practice, or (ii) dividends paid by any Subsidiary to the Bidder or any Subsidiary that is, directly or indirectly, wholly owned by the Bidder;

        (d) change any of the financial accounting methods or practices used by it unless required by GAAP;

        (e) enter into or acquire any new line of business that (i) is material to the Bidder and its Subsidiaries, taken as a whole, and (ii) is not strategically related to the current business or operations of the Bidder and its Subsidiaries;

        (f) incur indebtedness outside of the ordinary course or for acquisitions (other than in order to consummate the transactions contemplated by this Agreement or the Life Technologies Merger Agreement);

        (g) engage in any merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction or any disposition, directly or indirectly, of assets, securities or ownership interests representing a material portion of the total assets of the Bidder and its Subsidiaries taken as a whole;

        (h) shall not, and shall not permit any of its Subsidiaries to, take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

        (i) agree, in writing or otherwise, to take any of the foregoing actions or take any action which would result in any of the conditions to the Merger set forth in Article V hereof not being satisfied.

    Section 4.3  ACCESS; CONFIDENTIALITY.

        (a) Except for competitively sensitive information and subject to legal and contractual restrictions, the Company shall (and shall cause its Subsidiaries to) afford to the Bidder's officers, employees, accountants, counsel and other authorized representatives reasonable access during normal business hours upon reasonable notice, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its properties, offices, employees, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and shall (and shall cause each of its Subsidiaries to) furnish to the Bidder such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as the Bidder may from time to time reasonably request. The Bidder will make all reasonable best efforts to minimize any disruption to the businesses of the Company and the Company's Subsidiaries which may result from the requests for access, data and information hereunder. The Bidder shall afford to the Company's officers, employees, accountants, counsel and other authorized representatives reasonable access during normal business hours upon reasonable notice, to its officers, employees, and books and records to the extent reasonably necessary in connection with the preparation of the Proxy Statement. No investigation pursuant to this Section 4.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All requests for access and information shall be coordinated through designated senior executives of each of the parties.

        (b) The Bidder will hold all information provided under this
Section 4.3 that is non-public in confidence to the extent required by, and in accordance with, the provisions of the letter dated February 27, 2000, between the Company and the Bidder. Except as required by law, the Company will hold, and will cause its officers, employees, accountants, counsel and other authorized representatives to hold, confidential, all information and documents obtained pursuant to this Section 4.3 in accordance with the letter dated
July 1, 2000 between the Company and the Bidder.

    Section 4.4  SHAREHOLDERS MEETINGS; PROXY STATEMENT; REGISTRATION STATEMENT.

        (a) As promptly as practicable following the date of this Agreement,
(i) the Company shall, acting through its Board of Directors and subject to
Section 4.8, duly call, give notice of, solicit proxies for, convene and hold an annual or special meeting of its shareholders (the "Company Shareholders Meeting") in accordance with applicable law, its certificate of incorporation and its bylaws, and (ii) the Bidder shall, acting through its Board of Directors and subject to the Bidder's Board of Directors fiduciary duties under applicable law duly call, give notice of, solicit proxies for, convene and hold an annual or special meeting of its shareholders (the "Bidder Shareholders Meeting" and, together with the Company Shareholders Meeting, the "Shareholders Meetings") in accordance with applicable law, its certificate of incorporation and bylaws, for the purposes of, among other actions, in each case, considering and taking action upon the approval of the Merger and the approval and adoption of this Agreement. Each of the Company (subject to Section 4.8) and the Bidder (subject to the Bidder's Board of Directors' fiduciary duties under applicable law) shall include in the Proxy Statement the recommendation of its respective Board of Directors that its respective shareholders vote in favor of the approval of the Merger and the approval and adoption of this Agreement and, in the case of the Bidder, in favor of the approval of an amendment to the Bidder's certificate of incorporation to authorize a sufficient number of shares of Bidder Common Stock to issue the Merger Consideration (the "Charter Amendment"). The Bidder and the Company shall cause their respective Shareholders Meetings to be held on the same date, which date shall be the same as the date of the Company Stockholders Meeting (as defined in the Life Technologies Merger Agreement).

        (b) As promptly as practicable following the date of this Agreement, the Company and the Bidder shall (x) prepare and file with the SEC a preliminary joint proxy statement relating to the Merger, this Agreement and the Charter Amendment, and (y) obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consulting with one another respond promptly to any comments made by the SEC with respect to the preliminary joint proxy statement and cause a definitive joint proxy statement, including any amendments or supplements thereto, to be mailed to their respective shareholders at the earliest practicable date; PROVIDED that no amendments or supplements to the Proxy Statement will be made by either party without consultation with the other party and its counsel. Such definitive joint proxy statement shall also constitute the prospectus of the Bidder with respect to shares of Bidder Common Stock to be issued in connection with the transactions contemplated by this Agreement (such joint proxy statement and prospectus is referred to herein as the "Proxy Statement"), which prospectus is to be filed with the SEC as part of the Registration Statement for the purpose of registering Bidder Common Stock under the Securities Act. Each of the parties agrees to provide the other party and its counsel with any comments, whether written or oral, that such party may receive from time to time from the SEC or its staff with respect to the Proxy Statement or the Registration Statement, as the case may be, promptly after the receipt of such comments and to consult with the other party and its counsel prior to responding to any such comments.

        (c) As promptly as practicable following the date of this Agreement, the Bidder shall prepare and file with the SEC the Registration Statement, and shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. The Bidder shall obtain and furnish the information required to be included by the SEC in the Registration Statement and, after consultation with the Company, respond promptly to any comments made by the SEC with respect to the Registration Statement and cause the prospectus included therein, including any amendments or supplements thereto, to be mailed to the Company's shareholders at the earliest practicable date after the Registration Statement is declared effective by the SEC, PROVIDED that no amendments or supplements to the Registration Statement will be made by the Bidder without consultation with the Company and its counsel. The Bidder shall also take any action required to be taken under state blue sky or other securities laws in connection with the issuance of Bidder Common Stock in the Merger.

    Section 4.5  COMMERCIALLY REASONABLE EFFORTS; FURTHER ASSURANCES.

        (a) Subject to the terms and conditions of this Agreement and applicable law, each of the parties shall act in good faith and use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as soon as practicable. Without limiting the foregoing, the parties shall, and shall cause their respective Subsidiaries to, and the parties shall use commercially reasonable efforts to cause their (and their respective Subsidiaries') directors, officers, employees, agents, attorneys, accountants and representatives, to (i) consult and cooperate with and provide assistance to each other in the preparation and filing with the SEC of the preliminary Proxy Statement, the Proxy Statement and the Registration Statement and all necessary amendments or supplements thereto; (ii) obtain all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications or other permissions or actions by, and give all necessary notices to, and make all filings with and applications and submissions to, any Governmental Entity or other Person necessary in connection with the consummation of the transactions contemplated by this Agreement as soon as reasonably practicable; (iii) provide all such information concerning such party, its Subsidiaries and its officers, directors, employees, partners and affiliates as may be necessary or reasonably requested in connection with any of the foregoing; (iv) avoid the entry of, or have vacated or terminated, any injunction, decree, order, or judgment that would restrain, prevent, or delay the consummation of the Merger, including but not limited to defending through litigation on the merits any claim asserted in any court by any Person; and
(v) take any and all reasonable steps necessary to avoid or eliminate every impediment under any antitrust, competition, or trade regulation law that is asserted by any Governmental Entity with respect to the Merger so as to enable the consummation of the Merger to occur as expeditiously as possible. Prior to making any application to or filing with a Governmental Entity or other entity in connection with this Agreement (other than filing under the HSR Act), each party shall provide the other party with drafts thereof and afford the other party a reasonable opportunity to comment on such drafts.

        (b) The Company and the Bidder shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Bidder or the Company, as the case may be, or by any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement.

    Section 4.6  EMPLOYEE MATTERS.

        (a) The Company shall take all such actions as shall be necessary to cause each outstanding stock option to purchase shares of Company Common Stock (including any related alternative rights) granted under any stock option or compensation plan or arrangement of the Company or its Subsidiaries (collectively, the "Company Option Plans") (including those granted to current or former employees and directors of the Company or any of its Subsidiaries) (the "Employee Stock Options") to become fully vested and exercisable immediately prior to the Effective Time, as permitted pursuant to the terms and conditions of the applicable Company Option Plan. The Company shall take all such actions as shall be necessary to cause all Employee Stock Options that are outstanding immediately prior to the Effective Time (whether or not then presently exercisable or vested) to be cancelled. In exchange for the cancellation of each such Employee Stock Option (whether or not presently exercisable or vested), the holder thereof shall be entitled to receive from the Company (A) an amount in cash equal to the product of (1) the Option Value Spread multiplied by (2) 0.2800 and (B) such number of shares of Bidder Common Stock (rounded to the nearest full share) equal to product of (1) the quotient obtained by dividing (x) the Option Value Spread by (y) Average Bidder Trading Price multiplied by (2) 0.7200. For purposes of this Agreement the "Option Value Spread" of an Employee Stock Option shall mean the product of (A) the excess, if any, of (x) the Cancellation Price over (y) the per share exercise price of such Employee Stock Option multiplied by (B) the number of Shares subject to such Employee Stock Option and not previously purchased upon exercise of such option. Any such payment shall be further reduced by any income Tax or employment Tax witholding required under the Code. The "Cancellation Price" shall be the dollar amount equal to the sum of (i) $17.50 and (ii) the product of (A) 0.7200 and
(B) the product of (x) the Exchange Ratio multiplied by (y) the Average Bidder Trading Price. The Company shall take such steps as may be required to cause the transactions contemplated by this Section 4.6(a) and any other dispositions of Company equity securities (including derivative securities) in connection with this Agreement or the transactions contemplated hereby by any individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Bidder shall take such steps as may be required to cause the transactions contemplated by this Section 4.6(a) and any other acquisitions of Bidder equity securities (including derivative securities) in connection with this Agreement or the transactions contemplated hereby by any individual who is or becomes at or before Closing a director or officer of the Bidder to be exempt under Rule 16b-3 promulgated under the Exchange Act. The steps to taken by the Company and the Bidder in connection with the exemption under Rule 16b-3 described above shall be taken in accordance with the interpretative letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

        (b) Following the Effective Time, and to the extent not provided for in an acquisition agreement that the Company is a party to as of the Effective Time, or any agreement entered into after the Effective Time by the Company and/or the Bidder with any purchaser of the Company's coatings business or any other assets of the Company, the Bidder shall, or shall cause a Bidder Subsidiary to, (i) provide to those former employees of the Company whose employment terminated prior to the Effective Time (and eligible dependents of such former employees) (collectively, "Retirees") post-retirement welfare benefits substantially equivalent (both in terms of the benefits provided and the cost of such benefits to a Retiree) to those provided to such individuals under the post-retirement welfare benefit program of the Company as in effect immediately prior to the Effective Time, (ii) continue an arrangement pursuant to which such post-retirement welfare benefits shall be provided upon any termination of employment with the Bidder or a Bidder Subsidiary, to those employees (and their eligible dependents) who elect to receive such benefits (substantially in accordance with the procedures utilized by the Company or other such reasonable procedures the Bidder may establish) and who immediately prior to the Effective Time would be eligible for such benefits upon a termination of employment with the Company (collectively, "Vested Eligible Employees") and (iii) continue an arrangement pursuant to which such post-retirement welfare benefits shall be provided to those individuals (and their eligible dependents) who are not Retirees or Vested Eligible Employees, and who, as of the Effective Time, had attained the age of 50 and had been credited with at least five years of service with the Company (collectively, "Potential Grow-In Employees"), but only if, at the time of termination of any termination with the Bidder or a Bidder Subsidiary, (A) such Potential Grow-In Employee would have been eligible to receive such post-retirement welfare benefits under the Company's post-retirement welfare benefit program as in effect immediately prior to the Effective Time (crediting service with the Bidder or a Bidder Subsidiary as service with the Company) and (B) such Potential Grow-In Employee elects to receive such benefits (substantially in accordance with procedures currently utilized by the Company or other such reasonable procedures the Bidder may establish). The Bidder shall not, and shall not permit any Bidder Subsidiary to, terminate or modify in any adverse manner the post-retirement welfare benefit it has agreed to provide to Retirees, Vested Eligible Employees and Potential Grow-In Employees pursuant to this
Section 4.6(b).

        (c) At the direction of the Bidder, and to the extent permissible under any previous acquisition agreement entered into by the Company, the Company shall terminate the Dexter

Corporation 401(k) Plan and or the Employees' Savings and Profit Sharing Retirement Income Plan of Dexter Corporation and Dexter Corporation, Nonwoven (collectively, the "Savings Plans"). The Bidder shall determine whether any such previous acquisition agreement would affect the proposed plan terminations and shall notify the Company at least three (3) days prior to the Closing of its decision to, and may at that time, terminate a Savings Plan. Unless the Bidder has not so directed the Company, the Bidder shall receive from the Company evidence (in a form satisfactory to the Bidder) that the Savings Plan shall be terminated effective as of the day immediately preceding the Closing. The Bidder shall, consistent with the terms of the Bidder's 401(k) plan, and applicable law, allow individuals who were employees of the Company or any Subsidiary of the Company as of immediately prior to the Closing to participate in the Bidder's 401(k) plan and the Bidder shall cause its 401(k) plan to accept direct rollovers and rollover contributions (each, to the extent requested by a Savings Plan participant) in respect of the Savings Plan account balances (including any outstanding loans) held by such individuals.

    Section 4.7 TAKEOVER STATUTE. If any "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company and the Bidder and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

    Section 4.8  NO SOLICITATION BY THE COMPANY.

        (a) Neither the Company nor any of its Subsidiaries nor any of the officers and directors of any of them shall, and the Company shall direct and use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (the Company, its Subsidiaries and their respective officers, directors, employees, agents and representatives being the "Company Representatives") not to, directly or indirectly through another Person, (i) initiate, solicit, encourage or otherwise knowingly facilitate any inquiries (by way of furnishing information or otherwise) or the making of any Acquisition Proposal or (ii) participate in any discussions or engage in any negotiations concerning an Acquisition Proposal; PROVIDED, HOWEVER, that the Company's Board of Directors may, or may authorize the Company Representatives to, in response to an Acquisition Proposal that the Board of Directors of the Company concludes in good faith is, or is reasonably likely to become, a Superior Proposal, (x) furnish information with respect to the Company and its Subsidiaries to any Person making such Superior Proposal and
(y) participate in discussions or negotiations regarding such Superior Proposal, PROVIDED that, prior to taking any such action, the Company provides reasonable advance notice to the Bidder that it is taking such action. For purposes of this Agreement "Acquisition Proposal" means any direct or indirect inquiry, proposal or offer relating to the acquisition or purchase of a business or shares of any class of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning any class of equity securities of the Company or any of its Subsidiaries, or any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction (a "Business Combination Transaction") involving the Company or any of its Subsidiaries, or any purchase or sale of a substantial portion of the consolidated assets (including without limitation stock of Subsidiaries owned directly or indirectly by the Company) of the Company or any of its Subsidiaries (an "Asset Transaction"); PROVIDED that the term Acquisition Proposal shall not include the Loctite Acquisition Agreement, the Ahlstrom Acquisition Agreement or communications relating to the sale of any business covered by any such agreement or the Company's coatings business. For purposes of this Agreement "Superior Proposal" means an unsolicited bona fide written Acquisition Proposal that the Board of Directors of the Company concludes in good faith (after consultation with the Company's legal and financial advisors) would, if consummated, provide greater aggregate value to the Company's shareholders from a financial point of view than the transactions contemplated by this Agreement; PROVIDED that for purposes of this definition the term "Acquisition Proposal" shall have the meaning set forth above, except that (x) references to "shares of any class of equity securities of the Company" shall be deemed to be references to "100% of the outstanding Shares" and (y) an "Acquisition Proposal" shall be deemed to refer only to a Business Combination Transaction involving the Company or, with respect to an Asset Transaction, such transaction must involve the assets of the Company and its Subsidiaries, taken as a whole, and not any Subsidiary of the Company alone.

        (b) Except as expressly permitted by this Section 4.8, neither the Company's Board of Directors nor any committee thereof shall (i) withdraw, modify or change, or propose publicly to withdraw, modify or change, in a manner adverse to the Bidder, the recommendation by such Board of Directors or such committee of the Merger or this Agreement unless the Board of Directors of the Company shall have determined in good faith, after consultation with its legal and financial advisors, that, the Merger or this Agreement is no longer in the best interests of the Company's shareholders and that such withdrawal, modification or change is, therefore, required in order to satisfy its fiduciary duties to the Company's shareholders under applicable law, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, the Company may, in response to a Superior Proposal, (x) take any of the actions described in clauses (i) or (ii) above or (y) subject to this paragraph (b), terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to any Superior Proposal) but only after the fifth business day following the Bidder's receipt of written notice advising the Bidder that the Company's Board of Directors is prepared to accept a Superior Proposal, and attaching the most current version of any such Superior Proposal or any draft of an Acquisition Agreement.

        (c) Nothing contained in this Section 4.8 shall prohibit the Company or its Board of Directors from at any time taking and disclosing to its shareholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's shareholders required by applicable law.

    Section 4.9 PUBLIC ANNOUNCEMENTS. The Bidder and the Company agree that neither one of them will issue any press release or otherwise make any public statement or respond to any press inquiry with respect to this Agreement or the transactions contemplated hereby without prior consultation with the other party, except as may be required by applicable law or the rules of any applicable stock exchange on which such party's securities are listed.

    Section 4.10 INDEMNIFICATION; INSURANCE. From and after the Effective Time, the Bidder will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by reason of the fact that such individual is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law, and the Bidder shall also advance fees and expenses (including attorneys fees) as incurred to the fullest extent permitted under applicable law; PROVIDED, that to the extent the Company and any Indemnified Party are parties to an existing indemnification agreement, the indemnification provided for pursuant to this Section 4.10(a) shall be provided by the Bidder in accordance with the procedures prescribed in such indemnification agreement.

        (a) For six years from the Effective Time, the Bidder shall maintain in effect the Company's and its Subsidiaries' current directors' and officers' liability insurance policies (the "Company Policies") covering those Persons who are currently covered by the Company Policies; PROVIDED, HOWEVER, that in no event shall the Bidder be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance, and PROVIDED FURTHER, that if the annual premiums of such insurance coverage exceeds such amount, the Bidder shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and PROVIDED FURTHER that the Bidder may meet its obligations under this paragraph by covering the above Persons under the Bidder's insurance policy or policies on the terms described above.

    Section 4.11  ADDITIONAL REPORTS AND INFORMATION.

        (a) The Company shall furnish to the Bidder copies of all reports of the type referred to in Section 3.4 which it or Life Technologies files with the SEC on or after the date hereof, and the Company represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of the Company and its consolidated Subsidiaries or Life Technologies and its consolidated Subsidiaries, as the case may be, as of the dates thereof and the results of operations and cash flows or other information included therein for the periods or as of the date then ended (subject, in the case of the interim financial statements, to normal, recurring year-end adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). The Company shall furnish to the Bidder on a monthly basis a consolidating balance sheet for the Company and its consolidated subsidiaries and the monthly internal financial report for Life Technologies and its Subsidiaries which are currently being prepared in the ordinary course of business (with deletions reasonably necessary to comply with applicable antitrust laws).

        (b) The Bidder shall furnish to the Company copies of all reports of the type referred to in Section 3.4 which it files with the SEC on or after the date hereof, and the Bidder represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of the Bidder and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows or other information included therein for the periods or as of the date then ended (subject, in the case of the interim financial statements, to normal, recurring year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

    Section 4.12 AFFILIATES. As soon as practicable, the Company shall deliver to the Bidder a list identifying, to the best of the Company's knowledge, all Persons who will be, at the time of the Company Shareholder Approval, deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall advise the Bidder of any additions or deletions to or from such list from time to time thereafter. The Company shall use its reasonable best efforts to cause each such Person to deliver to the Bidder at least 30 days prior to the Closing Date a written "affiliates" agreement in customary form and substance.

    Section 4.13 NASDAQ NATIONAL MARKET QUOTATION. The Bidder shall use its best efforts to cause the shares of Bidder Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

    Section 4.14 TAX-FREE REORGANIZATION. The Bidder and the Company intend that the Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Code. The Bidder and the Company shall each use all reasonable efforts to cause the Merger to so qualify and to obtain the opinions of their respective tax counsel referred to in Sections 5.2(a) and 5.3(a), including the execution of the representation letters referred to therein. Neither the Bidder nor the Company shall knowingly take any action, or knowingly fail to take any action, that would cause the Merger not to qualify as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a "determination" within the meaning of
Section 1313(a) of the Code.

    Section 4.15 DISCLOSURE SCHEDULE SUPPLEMENTS. From time to time after the date of this Agreement and prior to the Effective Time, the Company will promptly supplement or amend the Company Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or which is necessary to correct any information in a schedule or in any representation and warranty of the Company which has been rendered inaccurate thereby in any material respect. From time to time after the date of this Agreement and prior to the Effective Time, the Bidder will promptly supplement or amend the Bidder Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Bidder Disclosure Schedule or which is necessary to correct any information in a schedule or in any representation and warranty of the Bidder which has been rendered inaccurate thereby in any material respect. For purposes of determining the accuracy of the representations and warranties of the Company contained in this Agreement and the accuracy of the representations and warranties of the Bidder contained in this Agreement in order to determine the fulfillment of the conditions set forth in Sections 5.2(b) and 5.3(b), the Company Disclosure Schedule and the Bidder Disclosure Schedule shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto.

    Section 4.16 VOTING OF LIFE TECHNOLOGIES COMMON STOCK. Unless this Agreement shall have been terminated in accordance with its terms, the Company hereby agrees to vote all of the shares of Life Technologies Common Stock beneficially owned by it in favor of the approval and adoption of the Life Technologies Merger Agreement at any meeting of the shareholders of Life Technologies held for that purpose.

                                   ARTICLE XV

                            CONDITIONS TO THE MERGER

    Section 5.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

        (a) The Company Shareholder Approval shall have been obtained.

        (b) The Bidder Shareholder Approval shall have been obtained.

        (c) All of the conditions to the Life Technologies Merger shall have been satisfied or waived in accordance with the terms of the Life Technologies Merger Agreement, and the Life Technologies Merger shall be effective simultaneously with the Effective Time. The condition set forth in this paragraph (c) shall not be waivable by either party.

        (d) No statute, rule, regulation, executive order, decree, ruling or permanent injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits the consummation of the Merger substantially on the terms contemplated hereby; PROVIDED that the party seeking to rely upon this condition has fully complied with and performed its obligations pursuant to Section 4.3.

        (e) The applicable waiting period under the HSR Act shall have expired or been terminated.

        (f) The shares of Bidder Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq National Market, subject to official notice of issuance.

        (g) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect.

    Section 5.2  CONDITIONS TO OBLIGATION OF THE BIDDER TO EFFECT THE
MERGER. The obligation of the Bidder to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Bidder:

        (a) The Bidder shall have received an opinion of Gray Cary Ware & Freidenrich LLP, special tax counsel to the Bidder, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of the Bidder and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel and the issuance of the opinion of counsel to the Company provided in Section 5.3(a). The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 5.2(a) shall not be waivable after receipt of the Company Shareholder Approval and the Bidder Shareholder Approval referred to in Sections 5.1(a) and 5.1(b), unless further Company shareholder approval is obtained with appropriate disclosure.

        (b) The representations and warranties of the Company set forth in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as if such representations or warranties were made as of the Effective Time (other than those that speak as of a specific date or as of the date hereof, which representations and warranties shall be true and correct or true and correct in all material respects, as the case may be, as of such specific date or as of the date hereof, respectively).

        (c) The Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed and complied with by it on or prior to the Closing Date.

        (d) The transactions contemplated by each of the Loctite Acquisition Agreement and the Ahlstrom Acquisition Agreement shall have been consummated substantially in accordance with the terms thereof.

        (e) The Company shall have furnished a certificate of an executive officer to evidence compliance with the conditions set forth in Section 5.2(b) and (c) of this Agreement.

    Section 5.3  CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE
MERGER. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Company:

        (a) The Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Company, dated as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of customary representation letters from each of the Bidder and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 5.3(a) shall not be waivable after receipt of the Company Shareholder Approval and the Bidder Shareholder Approval referred to in Sections 5.1(a) and 5.1(b), unless further Company shareholder approval is obtained with appropriate disclosure.

        (b) The representations and warranties of the Bidder set forth in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as if such representations or warranties were made as of the Effective Time (other than those that speak as of a specific date or as of the date hereof, which representations and warranties shall be true and correct or true and correct in all material respects, as the case may be, as of such specific date or as of the date hereof, respectively).

        (c) The Bidder shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed and complied with by it on or prior to the Closing Date.

        (d) The Bidder shall have furnished a certificate of an executive officer of the Bidder to evidence compliance with the conditions set forth in
Section 5.3(b) and (c) of this Agreement.

                                   ARTICLE VI

                                  TERMINATION

    Section 6.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the Company Shareholder Approval and the Bidder Shareholder Approval:

        (a) by the mutual written consent of the Company and the Bidder;

        (b) by either the Bidder or the Company, if the Merger has not been consummated by October 31, 2000 (the "Expiration Date"), PROVIDED, HOWEVER, that in the event either the condition set forth in Section 5.1(e) shall not have been satisfied or, prior to September 15, 2000, the Registration Statement shall not have been declared effective, the Expiration Date shall be extended to the earlier of (x) the later of (1) the date which is three business days after the date on which the condition set forth in Section 5.1(e) is satisfied and
(2) the date which is three business days following the date of the Company Shareholders Meeting and (y) December 31, 2000; PROVIDED FURTHER, that the right to terminate this Agreement under this clause (b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure to consummate the Merger by such date;

        (c) by either the Bidder or the Company if (i) a statute, rule, regulation or executive order shall have been enacted, entered, promulgated or enforced by any Governmental Entity prohibiting the consummation of the Merger substantially on the terms contemplated hereby; or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; PROVIDED, that the party seeking to terminate this Agreement pursuant to this Section 6.1(c)(ii) shall have used its reasonable best efforts to remove such order, decree, ruling or injunction;

        (d) by the Company in accordance with Section 4.8(b); PROVIDED that the Company shall have complied with all provisions of Section 4.8(b); and PROVIDED FURTHER that any such termination shall not be effective unless the Termination Fee pursuant to Section 6.3 shall have been paid contemporaneously with such termination;

        (e) by the Bidder or the Company, if after the Company convenes and holds the Company Shareholders Meeting and certifies the vote with respect to the Merger the Company's shareholders have failed to deliver the affirmative votes necessary to confer the Company Shareholder Approval;

        (f) by the Bidder or the Company, if after the Bidder convenes and holds the Bidder Shareholders Meeting and certifies the vote with respect to the Merger and the amendment of the Bidder's certificate of incorporation, the Bidder's shareholders shall have failed to deliver the affirmative votes necessary to confer the Bidder Shareholder Approval;

        (g) by the Bidder, if there has been a material violation or breach by the Company of any agreement, representation or warranty contained in this Agreement that has rendered the satisfaction of any condition to the obligations of the Bidder impossible and such violation or breach has not been waived by the Bidder;

        (h) by the Company, if there has been a material violation or breach by the Bidder of any agreement, representation or warranty contained in this Agreement that has rendered the satisfaction of any condition to the obligations of the Company, impossible and such violation or breach has not been waived by the Company;

        (i) by the Bidder or the Company, if the Life Technologies Merger Agreement shall have been terminated in accordance with its terms; or

        (j) in the event that the Expiration Date is extended beyond
October 31, 2000, by the Bidder or the Company, at any time after the tenth business day following the termination of either the Loctite Acquisition Agreement or the Ahlstrom Acquisition Agreement, in accordance with its terms.

    Section 6.2 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to Section 6.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall terminate and be of no further force and effect (except for the provisions of Sections 4.3 (b), 6.3 and 7.2), and there shall be no other liability on the part of the Bidder or the Company except liability arising out of a willful breach of this Agreement.

    Section 6.3 TERMINATION FEE. In the event that (i) this Agreement shall have been terminated pursuant to Section 6.1(d) or (ii) an Acquisition Proposal for the Company shall have been publicly announced and, following such announcement, this Agreement is terminated pursuant to Section 6.1(e) and, within 12 months of such termination, a Business Combination Transaction involving a change of control of the Company or an Asset Transaction involving a sale of all or substantially all of the assets of the Company and its consolidated subsidiaries is consummated, then, the Company shall pay to the Bidder a fee equal to $65 million (the "Termination Fee"), payable by wire transfer of same day funds or by cashier's check, in accordance with the provisions of the next sentence. In the event the Termination Fee is payable
(x) pursuant to clause (i) of the preceding sentence, payment of the termination fee shall be a condition to the effectiveness of termination pursuant to
Section 6.1(d) and (y) pursuant to clause (ii) of the preceding sentence, the Termination Fee shall be payable promptly, but in no event later than two days after the date of consummation of the Business Combination Transaction or Asset Transaction. The Company acknowledges that the agreements contained in this
Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Bidder would not enter into this Agreement.

                                  ARTICLE VII

                                 MISCELLANEOUS

    Section 7.1 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

    Section 7.2 EXPENSES. Except as otherwise expressly contemplated by this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

    Section 7.3 COUNTERPARTS; EFFECTIVENESS. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

    Section 7.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof, except to the extent the provisions of this Agreement are expressly governed by or derive their authority from the CBCA.

    Section 7.5 NOTICES. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective
(a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 7.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 7.5:

     To the Bidder:

           Invitrogen Corporation
           1600 Faraday Avenue
           Carlsbad, California 92008
           Attention: Chief Financial Officer
           Telecopy: (760) 602-6505

     copy to:

           Gray Cary Ware & Freidenrich LLP
           4365 Executive Drive, Suite 1600
           San Diego, California 92121-2189
           Attention: Cameron Jay Rains, Esq.
           Telecopy: (858) 677-1477

     To the Company:

           Dexter Corporation
           One Elm Street
           Windsor Locks, Connecticut 06096-2334
           Attention: General Counsel
           Telecopy: (860) 292-7669

     copy to:

           Skadden, Arps, Slate, Meagher & Flom LLP
           Four Times Square
           New York, New York 10036-6522
           Attention:  J. Michael Schell, Esq.
                       Margaret L. Wolff, Esq.
           Telecopy: (212) 735-2000

    Section 7.6 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the first sentence of this
Section 7.6, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment not permitted under this Section 7.6 shall be null and void.

    Section 7.7 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

    Section 7.8 ENFORCEMENT OF AGREEMENT. The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

    Section 7.9 ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES. This Agreement together with the Life Technologies Merger Agreement, the Confidentiality Agreement, dated February 27, 2000, the Confidentiality Agreement, dated
July 1, 2000, the Company Disclosure Schedule, the Bidder Disclosure Schedule and exhibits hereto constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and except for the provisions of Section 4.6 and Section 4.10, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

    Section 7.10 HEADINGS. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

    Section 7.11  DEFINITIONS.  References in this Agreement to
(a) "Subsidiaries" of the Company or the Bidder shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by the Company or the Bidder or in which the Company or the Bidder has the right to elect a majority of the members of the board of directors or other similar governing body; (b) "Significant Subsidiaries" shall mean Subsidiaries which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act; (c) "affiliates" shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; and (d) "Person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including, without limitation, a Governmental Entity. As used in the definition of "affiliates," "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. "Including," as used herein, shall mean "including, without limitation."

    Section 7.12 FINDERS OR BROKERS. Except for Lehman Brothers Inc. with respect to the Company, and Donaldson, Lufkin & Jenrette Securities Corporation with respect to the Bidder, neither the Company nor the Bidder nor any of their respective Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

    Section 7.13 AMENDMENT OR SUPPLEMENT. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after the Company Shareholder Approval and the Bidder Shareholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, with respect to any of the terms contained in this Agreement; PROVIDED, HOWEVER that following the Company Shareholder Approval and the Bidder Shareholder Approval there shall be no amendment or change to the provisions hereof which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or other change requiring shareholder approval without further approval by the shareholders of the Company.

    Section 7.14 EXTENSION OF TIME, WAIVER, ETC. At any time prior to the Effective Time, any party may (a) extend the time for the performance of any of the obligations or acts of any other party hereto; (b) waive any inaccuracies in the representations and warranties of any other party hereto contained herein or in any document delivered pursuant hereto; or (c) subject to the proviso of
Section 7.13 waive compliance with any of the agreements or conditions of any other party hereto contained herein. Notwithstanding the foregoing no failure or delay by the Company or the Bidder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                                       INVITROGEN CORPORATION

                                                       By:  /s/ LYLE C. TURNER
                                                            -----------------------------------------
                                                            Name: Lyle C. Turner
                                                            Title: Chairman & CEO

                                                       DEXTER CORPORATION

                                                       By:  /s/ K. GRAHAME WALKER
                                                            -----------------------------------------
                                                            Name: K. Grahame Walker
                                                            Title: Chairman & CEO

                                                                         ANNEX C

                                     [LOGO]

July 8, 2000
Board of Directors
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, CA 92008

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to Invitrogen Corporation (the "Company") of the consideration to be paid by the Company pursuant to the terms of (i) the Agreement and Plan of Merger, to be dated as of July 7, 2000 (the "Dexter Agreement"), by and between the Company and Dexter Corporation ("Dexter") pursuant to which Dexter will be merged (the "Dexter Merger") with and into the Company, and (ii) the Agreement and Plan of Merger, to be dated as of July 7, 2000 (the "Life Technologies Agreement" and together with the Dexter Agreement, the "Merger Agreements"), by and between the Company and Life Technologies, Inc. ("Life Technologies") pursuant to which Life Technologies will be merged (the "Life Technologies Merger", and together with the Dexter Merger, the "Transaction") with and into the Company.

    Pursuant to the Dexter Agreement, each share of common stock of Dexter will be converted into the right to receive, at the election of the holder thereof,
(i) the number of shares of common stock, par value $.01 per share of the Company ("Company Common Stock"), equal to the Dexter Exchange Ratio (the "Dexter Stock Consideration") or (ii) $62.50 in cash (the "Dexter Cash Consideration" and together with the Dexter Stock Consideration, the "Dexter Merger Consideration"); provided that such election shall be subject to proration as set forth in the Dexter Agreement. The "Dexter Exchange Ratio" shall be calculated by dividing $62.50 by the average closing sales price of the Company Common Stock for the twenty (20) consecutive trading days ending on and including the third trading day prior to the date of the Shareholder Meeting ("Average Trading Price"); provided, however, that if the quotient of $62.50 divided by the Average Trading Price exceeds 1.0417 then for all purposes the Dexter Exchange Ratio shall be 1.0417, and if such quotient is less than 0.7813, then for all purposes the Dexter Exchange Ratio shall be 0.7813.

    Pursuant to the Life Technologies Agreement, each share of common stock of Life Technologies that is not held by Dexter (the "Minority Interest") will be converted into the right to receive, at the election of the holder thereof,
(i) the number of shares of Company Common Stock equal to the Life Technologies Exchange Ratio (the "Life Technologies Stock Consideration") or (ii) $60.00 in cash (the "Life Technologies Cash Consideration" and together with the Life Technologies Stock Consideration, the "Life Technologies Merger Consideration") (the Life Technologies Merger Consideration and the Dexter Merger Consideration in the aggregate, the "Aggregate Consideration"); provided that such election shall be subject to proration as set forth in the Life Technologies Agreement. The "Life Technologies Exchange Ratio" shall be calculated by dividing $60.00 by the Average Trading Price; provided, however, that if the quotient of $60.00 divided by the Average Trading Price exceeds 1.0000 then for all purposes the Exchange Ratio shall be 1.0000, and if such quotient is less than 0.7500, then for all purposes the Exchange Ratio shall be 0.7500.

    In arriving at our opinion, we have reviewed the drafts dated July 6, 2000 of the Merger Agreements. We also have reviewed financial and other information that was publicly available or furnished to us by the

Company, Dexter and Life Technologies including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of Dexter for the period beginning January 1, 2000 and ending December 31, 2004 prepared by the management of Dexter, certain financial projections of Life Technologies for the period beginning January 1, 2000 and ending December 31, 2004 prepared by the management of Life Technologies, and certain financial projections of the Company for the period beginning
January 1, 2000 and ending December 31, 2004 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company, Dexter and Life Technologies with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, Dexter and Life Technologies, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, Dexter and Life Technologies or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, Dexter and Life Technologies as to the future operating and financial performance of the Company, Dexter and Life Technologies, respectively. We have assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreements, including the consummation of the transactions contemplated by the Loctite Acquisition Agreement and the Ahlstrom Acquisition Agreement (as such terms are defined in the Dexter Agreement). We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us and we have made no such independent evaluation or verification. We have relied as to certain legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. Most recently, DLJ served as lead-manager of the Company's $172.5 million Convertible Subordinated Note offering in February 2000, as lead-manager of the Company's $147.5 million follow-on offering in October 1999 and as lead-manager of the Company's $52.5 million public offering of common stock in February 1999. DLJ has also performed investment banking and other services for Dexter in the past and has been compensated for such services. Most recently, DLJ served as financial advisor in the $33 million sale of Dexter's printing wiring board business in November 1999. DLJ has also performed investment banking and other services for Life Technologies in the past and has been compensated for such services.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Aggregate Consideration to be paid by the Company pursuant to the Merger Agreements is fair to the Company from a financial point of view.

                                                       Very truly yours,

                                                       DONALDSON, LUFKIN & JENRETTE SECURITIES
                                                       CORPORATION

                                                       By:  /s/ JEFFREY A. RAICH
                                                            -----------------------------------------
                                                            Jeffrey A. Raich
                                                            Managing Director

                                                                         ANNEX D

[LOGO]

                                                                       [ADDRESS]

July 7, 2000

The Special Committee of the Board of Directors
Life Technologies, Inc.
9800 Medical Center Drive
Rockville, Maryland 20850

Members of the Special Committee:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock of Life Technologies, Inc. ("Life Technologies"), other than Dexter Corporation ("Dexter") and its subsidiaries, officers and directors, of the Merger Consideration (as defined below) provided for in the Agreement and Plan of Merger, dated as of July 7, 2000 (the "Merger Agreement"), between Invitrogen Corporation ("Invitrogen") and Life Technologies. The Merger Agreement provides for, among other things, the merger of Life Technologies with and into Invitrogen (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Life Technologies ("Life Technologies Common Stock") will be converted into the right to receive (A) at the election of the holder thereof and subject to certain election and proration procedures specified in the Merger Agreement (as to which we express no opinion), (i) $60.00 in cash (the "Cash Consideration") or (ii) that number of shares of the common stock, par value $0.01 per share, of Invitrogen ("Invitrogen Common Stock") equal to the quotient obtained by dividing (x) $60.00 by (y) the average of the reported closing sales prices per share of Invitrogen Common Stock for the 20 consecutive Nasdaq National Market trading days ending on, and including, the third trading day prior to the date of the Life Technologies shareholders' meeting in respect of the Merger (the "Exchange Ratio"), provided that if such quotient exceeds 1.0, then the Exchange Ratio will be 1.0, and if such quotient is less than 0.7500, then the Exchange Ratio will be 0.7500 (the number of shares of Invitrogen Common Stock into which each share of Life Technologies Common Stock will be so converted in the Merger, the "Stock Consideration" and, together with the Cash Consideration, the "Election Consideration"), or (B) if no such election is made, (i) $16.80 in cash plus (ii) that number of shares of Invitrogen Common Stock equal to
(x) the Exchange Ratio multiplied by (y) 0.7200 (such cash amount and number of shares of Invitrogen Common Stock into which shares of Life Technologies Common Stock will be so converted in the Merger, collectively, the "Non-election Consideration" and, together with the Election Consideration, the "Merger Consideration").

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to Life Technologies and Invitrogen. We have also reviewed certain other information relating to Life Technologies and Invitrogen, including financial forecasts, provided to and discussed with us by Life Technologies and Invitrogen, and have met with the managements of Life Technologies and Invitrogen to discuss the businesses and prospects of Life Technologies and Invitrogen. We have also considered certain financial and stock market data of Life Technologies and Invitrogen, and we have compared those data with similar data for other publicly held companies in businesses similar to Life Technologies and Invitrogen, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been

                                                                          [LOGO]

[LOGO]

The Special Committee of the Board of Directors
Life Technologies, Inc.
July 7, 2000
Page 2

reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Life Technologies and Invitrogen as to the future financial performance of Life Technologies and Invitrogen. In addition, we have relied, without independent verification, upon the assessments of the managements of Life Technologies and Invitrogen as to the existing and future technology and products of Life Technologies and Invitrogen and the risks associated with such technology and products. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Life Technologies or Invitrogen, nor have we been furnished with any such evaluations or appraisals. Representatives of Life Technologies have advised us that, concurrently with the consummation of the Merger, Invitrogen intends to consummate a merger with Dexter, the controlling stockholder of Life Technologies (the "Dexter Merger"). We have not been requested to, and our opinion does not, address any aspects or implications of the Dexter Merger. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to the actual value of Invitrogen Common Stock when issued pursuant to the Merger or the prices at which Invitrogen Common Stock will trade subsequent to the Merger.

We were retained by the Special Committee of the Board of Directors of Life Technologies solely for purposes of rendering this opinion. Accordingly, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Life Technologies. We have been advised, however, by representatives of Dexter that, in connection with Dexter's public announcement of its plans to explore alternatives to maximize shareholder value, including the possible sale of assets, Dexter solicited indications of interest from, and held discussions with, third parties regarding the possible acquisition of all or a part of Dexter, including Life Technologies.

We will receive a fee in connection with our services with respect to this opinion, a significant portion of which is payable upon delivery of this opinion. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of Life Technologies, Invitrogen and Dexter for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of Life Technologies in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder as to the form of Merger Consideration to be elected by such stockholder or how such stockholder should vote with respect to any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Life Technologies Common Stock, other than Dexter and its subsidiaries, officers and directors, from a financial point of view.

Very truly yours,
CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                         ANNEX E

                                     [LOGO]

[LOGO]

                                                                    July 7, 2000

Board of Directors
Dexter Corporation
1 Elm Street
Windsor Locks, CT 06096

Members of the Board:

    We understand that Dexter Corporation (the "Company") and Invitrogen Corporation (the "Acquiror") have entered into an Agreement and Plan of Merger dated as of July 7, 2000 (the "Agreement") pursuant to which the Company will be merged (the "Merger") with and into the Acquiror. We further understand that, immediately prior to the execution and delivery of the Agreement, the Acquiror and Life Technologies, Inc., a company that is approximately 75% owned by the Company ("Life Technologies"), have entered into an Agreement and Plan of Merger dated as of July 7, 2000 (the "Life Technologies Agreement") pursuant to which Life Technologies will be merged (the "Life Technologies Merger") with and into the Acquiror simultaneously with the Merger.

    Pursuant to the Merger, each outstanding share of the Company's common stock, par value $1.00 per share (the "Company Shares"), other than Company Shares owned by the Company or by the Acquiror or any of their subsidiaries, all of which shall be canceled, will be converted, at the holder's election, into the right to receive (i) a fraction of a share (the "Exchange Ratio") of the Acquiror's common stock, par value $0.01 per share (the "Acquiror Shares"), calculated by dividing (a) $62.50 by (b) the Average Acquiror Trading Price (as defined below), rounded to four decimal places (a "Stock Election"),
(ii) (x) an amount in cash equal to $62.50 multiplied by the Cash Election Proration Factor (as defined below) plus (y) if the Cash Election Proration Factor is less than 1, a fraction of an Acquiror Share equal to the Exchange Ratio multiplied by a fraction the numerator of which is $62.50 minus the cash determined pursuant to clause (x) above and the denominator of which is $62.50 (a "Cash Election") or (iii) $17.50 in cash, plus a fraction of an Acquiror Share equal to the Exchange Ratio multiplied by .7200 (a "Standard Election"), subject to the terms, limitations and procedures set forth in the Agreement, which include a limitation on the aggregate amount of cash available to be paid in the Merger. The Agreement also provides that if the quotient obtained in clause (i) above exceeds 1.0417, then the Exchange Ratio shall be 1.0417, and if such quotient is less than 0.7813, then the Exchange Ratio shall be 0.7813. The Acquiror Shares and cash offered to the holders of the Company Shares in the Merger are collectively referred to herein as the "Consideration." The terms and conditions of the Merger are more fully set forth in the Agreement.

    For purposes of our opinion, the term "Average Acquiror Trading Price" means the average of the reported closing sales prices per share of Acquiror Shares for the 20 consecutive trading days ending on the third trading day prior to the date of the shareholders meeting to be held by the Company in connection with the Merger, and the term "Cash Election Proration Factor" means the lesser of
(x) 1.00 or (y) a fraction (i) the numerator of which is (1) the product of the total number of Company Shares outstanding multiplied by $17.50 minus
(2) $17.50 multiplied by the number of Company Shares for which Standard Elections have been effectively made and not revoked or lost and (ii) the denominator of which is

                              LEHMAN BROTHERS INC.
         3 WORLD FINANCIAL CENTER  NEW YORK, NEW YORK 10285  TELEPHONE
                      212/526-7000  FACSIMILE 212/526-3738

LEHMAN BROTHERS
Dexter Corporation
July 7, 2000
Page 2

the product of $62.50 multiplied by the number of Company Shares for which Cash Elections have been effectively made and not revoked or lost.

    We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Shares pursuant to the Merger to such holders. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Merger, (2) the Life Technologies Agreement and the specific terms of the Life Technologies Merger, (3) publicly available information concerning the Company, Life Technologies and Invitrogen that we believe to be relevant to our analysis, (4) financial and operating information with respect to the business, operations and prospects of the Company and Life Technologies furnished to us by the Company, including, without limitation, certain projections of future financial performance of the Company and Life Technologies prepared by management of the Company and Life Technologies, respectively, (5) financial and operating information with respect to the business, operations and prospects of Invitrogen furnished to us by Invitrogen, including, without limitation, certain projections of future financial performance of Invitrogen prepared by management of Invitrogen, (6) a comparison of the historical financial results and present financial condition of Life Technologies and Invitrogen with those of other companies that we deemed relevant, (7) a trading history of the common shares of Life Technologies and Invitrogen and a comparison of that trading history with those of other companies that we deemed relevant, (8) the pro forma impact of the Merger, including strategic benefits expected by the management of the Company to result from a combination of the businesses of the Company and the Acquiror, (9) the relative contributions of the Company and the Acquiror to the combined company following the consummation of the Merger, (10) a comparison of the financial terms of the Merger with the financial terms of certain other recent transactions that we deemed relevant, (11) the terms and conditions of the recently announced sale of the Company's Electronic Materials, Adhesives and Specialty Polymer Systems businesses, (12) the terms and conditions of the recently announced sale of the Company's Nonwoven Materials business, and
(13) efforts to solicit potential buyers of the Company and the Company's interest in Life Technologies. In addition, we have had discussions with the managements of the Company, Life Technologies, and the Acquiror concerning their respective businesses, operations, assets, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of the Company and the Acquiror that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, Life Technologies, and the Acquiror, upon advice of the companies we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company, Life Technologies, and the Acquiror, as the case may be, as to the future financial performance of the Company, Life Technologies, and the Acquiror and that the Company, Life Technologies, and the Acquiror will perform substantially in accordance with such projections. In arriving

LEHMAN BROTHERS
Dexter Corporation
July 7, 2000
Page 3

at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company, Life Technologies, or the Acquiror and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company, Life Technologies or the Acquiror. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair to such holders.

    We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past (including the pending sale of its Electronic Materials, Adhesives and Specialty Polymer Systems businesses to Loctite Corporation and the pending sale of its Nonwoven Materials business to Ahlstrom Paper Group Oy) and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the debt and equity securities of the Company and Acquiror for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger and whether such shareholder should elect to receive the Stock Election, the Cash Election or the Standard Election.

                                          Very truly yours,
                                          LEHMAN BROTHERS

                                                                         ANNEX F

                        DELAWARE GENERAL CORPORATION LAW
                                  SECTION 262

    Section262 APPRAISAL RIGHTS.- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to Section251 (g) of this title), Section252, Section254, Section257, Section258, Section263 or Section264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section251 of this title.

    (2) Notwithstanding paragraph (l) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also by given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
    (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided. however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 120, L. `97, eff. 7-1-97.)

                                                                         ANNEX G

                      CONNECTICUT BUSINESS CORPORATION ACT
                         PART XIII. DISSENTERS' RIGHTS

    (A) RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

    33-855 DEFINITIONS.--As used in sections 33-855 to 33-872, inclusive:

    (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

    (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 33-856 and who exercises that right when and in the manner required by sections 33-860 to 33-868, inclusive.

    (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

    (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

    (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

    (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

    (7) "Shareholder" means the record shareholder or the beneficial shareholder.

    33-856 RIGHT TO DISSENT.--(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

    (1) Consummation of a plan of merger to which the corporation is a party

        (A) if shareholder approval is required for the merger by
    section 33-817 or the certificate of incorporation and the shareholder is entitled to vote on the merger or (B) if the corporation is a subsidiary that is merged with its parent under section 33-818;

    (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

    (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

    (4) An amendment of the certificate of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:
(A)Alters or abolishes a preferential right of the shares; (B) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (C) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (D) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
(E) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 33-668; or

    (5) Any corporate action taken pursuant to a shareholder vote to the extent the certificate of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    33-857 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--(a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

    (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if: (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and (2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

    33-858, 33-859 [Reserved for future use.]

    (B) PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

    33-860 NOTICE OF DISSENTERS' RIGHTS.--(a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under sections 33-855 to 33-872, inclusive, and be accompanied by a copy of said sections.

    (b) If corporate action creating dissenters' rights under section 33-856 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 33-862.

    33-861 NOTICE OF INTENT TO DEMAND PAYMENT.--(a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights
(1) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) shall not vote his shares in favor of the proposed action.

    (b) A shareholder who does not satisfy the requirements of subsection
(a) of this section is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

    33-862 DISSENTERS' NOTICE.--(a) If proposed corporate action creating dissenters' rights under section 33-856 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 33-861.

    (b) The dissenters' notice shall be sent no later than ten days after the corporate action was taken and shall:

        (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

        (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

        (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

        (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) of this section notice is delivered; and

        (5) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

    33-863 DUTY TO DEMAND PAYMENT.--(a) A shareholder sent a dissenters' notice described in section 33-862 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subdivision (3) of subsection (b) of said section and deposit his certificates in accordance with the terms of the notice.

    (b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

    (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

    33-864 SHARE RESTRICTIONS.--(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 33-866.

    (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

    33-865 PAYMENT.--(a) Except as provided in section 33-867, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 33-863 the amount the corporation estimates to be the fair value of his shares plus accrued interest.

    (b) The payment shall be accompanied by: (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (2) a statement of the corporation's estimate of the fair value of the shares; (3) an explanation of how the interest was calculated;
(4) a statement of the dissenter's right to demand payment under section 33-868; and (5) a copy of sections 33-855 to 33-872, inclusive.

    33-866 FAILURE TO TAKE ACTION.--(a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

    (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 33-862 and repeat the payment demand procedure.

    33-867 AFTER-ACQUIRED SHARES.--(a) A corporation may elect to withhold payment required by section 33-865 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

    (b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under section 33-868.

    33-868 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.--(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under section 33-865, or reject the corporation's offer under section 33-867 and demand payment of the fair value of his shares and interest due, if:

    (1) The dissenter believes that the amount paid under section 33-865 or offered under section 33-867 is less than the fair value of his shares or that the interest due is incorrectly calculated;

    (2) The corporation fails to make payment under section 33-865 within sixty days after the date set for demanding payment; or

    (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

    (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty days after the corporation made or offered payment for his shares.

    33-869, 33-870 [Reserved for future use.]

        (C) JUDICIAL APPRAISAL OF SHARES

    33-871 COURT ACTION.--(a) If a demand for payment under section 33-868 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

    (b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation's principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

    (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

    (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

    (e) Each dissenter made a party to the proceeding is entitled to judgment
(1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation, or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under section 33-867.

    33-872 COURT COSTS AND COUNSEL FEES.--(a) The court in an appraisal proceeding commenced under section 33-871 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 33-868.

    (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

    (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                                                         ANNEX H

                                  AMENDMENT TO
               ARTICLE IV OF THE CERTIFICATE OF INCORPORATION OF
                             INVITROGEN CORPORATION

Proposed First Paragraph of the Article Four of the Certificate of Incorporation of Invitrogen Corporation

    The text of the proposed First Paragraph of Article Four is as follows:

        The total number of shares of capital stock which the Corporation shall have authority to issue is 131,405,884, of which (a) 6,405,884 shares shall be preferred stock, par value $.01 per share ("Preferred Stock"), and
    (b) 125,000,000 shares shall be common stock, par value $.01 per share.

                                                                         ANNEX I

                 INVITROGEN CORPORATION 1997 STOCK OPTION PLAN

    1.  ESTABLISHMENT, PURPOSE AND TERM OF PLAN.

        1.1 ESTABLISHMENT. The Invitrogen Corporation 1997 Stock Option Plan (the "PLAN") is hereby established effective as of May 28, 1997 (the "EFFECTIVE DATE").

        1.2 PURPOSE. The purpose of the Plan is to advance the interests of the Participating Company Group and its shareholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group.

        1.3 TERM OF PLAN. The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Options granted under the Plan have lapsed. However, all Options shall be granted, if at all, within ten (10) years from the earlier of the date the Plan is adopted by the Board or the date the Plan is duly approved by the shareholders of the Company.

    2.  DEFINITIONS AND CONSTRUCTION.

        2.1 DEFINITIONS. Whenever used herein, the following terms shall have their respective meanings set forth below:

           (a) "BOARD" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" also means such Committee(s).

           (b) "CODE" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

           (c) "COMMITTEE" means the Compensation Committee or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

           (d) "COMPANY" means Invitrogen Corporation, a California corporation, or any successor corporation thereto.

           (e) "CONSULTANT" means any person, including an advisor, engaged by a Participating Company to render services other than as an Employee or a Director.

           (f) "DIRECTOR" means a member of the Board or of the board of directors of any other Participating Company.

           (g) "EMPLOYEE" means any person treated as an employee (including an officer or a Director who is also treated as an employee) in the records of a Participating Company, and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of
       Section 422 of the Code; provided, however, that neither service as a Director nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan.

           (h) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

           (i) "FAIR MARKET VALUE" means, as of any date, the value of a share of Stock or other property as determined by the Board, in its sole discretion, or by the Company, in its sole discretion, if such determination is expressly allocated to the Company herein, subject to the following:

               (i) If, on such date, there is a public market for the Stock, the Fair Market Value of a share of Stock shall be the closing sale price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the Stock is so quoted instead) as quoted on the Nasdaq National Market, the Nasdaq Small-Cap Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in the WALL STREET JOURNAL or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its sole discretion.

               (ii) If, on such date, there is no public market for the Stock, the Fair Market Value of a share of Stock shall be as determined by the Board without regard to any restriction other than a restriction which, by its terms, will never lapse.

           (j) "INCENTIVE STOCK OPTION" means an Option intended to be (as set forth in the Option Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

           (k) "INSIDER" means an officer or a Director of the Company or any other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

           (l) "NONSTATUTORY STOCK OPTION" means an Option not intended to be (as set forth in the Option Agreement) or which does not qualify as an Incentive Stock Option.

           (m) "OPTION" means a right to purchase Stock (subject to adjustment as provided in Section 4.2) pursuant to the terms and conditions of the Plan. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

           (n) "OPTION AGREEMENT" means a written agreement between the Company and an Optionee setting forth the terms, conditions and restrictions of the Option granted to the Optionee and any shares acquired upon the exercise thereof.

           (o) "OPTIONEE" means a person who has been granted one or more
       Options.

           (p) "PARENT CORPORATION" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

           (q) "PARTICIPATING COMPANY" means the Company or any Parent Corporation or Subsidiary Corporation.

           (r) "PARTICIPATING COMPANY GROUP" means, at any point in time, all corporations collectively which are then Participating Companies.

           (s) "RULE 16b-3" means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

           (t) "STOCK" means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2.

           (u) "SUBSIDIARY CORPORATION" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

           (v) "TEN PERCENT OWNER OPTIONEE" means an Optionee who, at the time an Option is granted to the Optionee, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company within the meaning of Section 422(b)(6) of the Code.

        2.2 CONSTRUCTION. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

    3.  ADMINISTRATION.

        3.1 ADMINISTRATION BY THE BOARD. The Plan shall be administered by the Board. All questions of interpretation of the Plan or of any Option shall be determined by the Board, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Option. Any officer of a Participating Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the officer has apparent authority with respect to such matter, right, obligation, determination or election.

        3.2 ADMINISTRATION WITH RESPECT TO INSIDERS. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

        3.3 POWERS OF THE BOARD. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Board shall have the full and final power and authority, in its sole discretion:

           (a) to determine the persons to whom, and the time or times at which, Options shall be granted and the number of shares of Stock to be subject to each Option;

           (b) to designate Options as Incentive Stock Options or Nonstatutory Stock Options;

           (c) to determine the Fair Market Value of shares of Stock or other property;

           (d) to determine the terms, conditions and restrictions applicable to each Option (which need not be identical) and any shares acquired upon the exercise thereof, including, without limitation, (i) the exercise price of the Option, (ii) the method of payment for shares purchased upon the exercise of the Option, (iii) the method for satisfaction of any tax withholding obligation arising in connection with the Option or such shares, including by the withholding or delivery of shares of stock,
       (iv) the timing, terms and conditions of the exercisability of the Option or the vesting of any shares acquired upon the exercise thereof, (v) the time of the expiration of the Option, (vi) the effect of the Optionee's termination of employment or service with the Participating Company Group on any of the foregoing, and (vii) all other terms, conditions and restrictions applicable to the Option or such shares not inconsistent with the terms of the Plan;

           (e) to approve one or more forms of Option Agreement;

           (f) to amend, modify, extend, cancel, renew, or grant a new Option in substitution for, any Option or to waive any restrictions or conditions applicable to any Option or any shares acquired upon the exercise thereof;

           (g) to accelerate, continue, extend or defer the exercisability of any Option or the vesting of any shares acquired upon the exercise thereof, including with respect to the period following an Optionee's termination of employment or service with the Participating Company Group;

           (h) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt supplements to, or alternative versions of, the Plan, including, without limitation, as the Board deems necessary or desirable to comply with the laws of, or to accommodate the tax policy or custom of, foreign jurisdictions whose citizens may be granted Options; and

           (i) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Option Agreement and to make all other determinations and take such other actions with respect to the Plan or any Option as the Board may deem advisable to the extent consistent with the Plan and applicable law.

    4.  SHARES SUBJECT TO PLAN.

        4.1 MAXIMUM NUMBER OF SHARES ISSUABLE. Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be the sum of (a) six hundred nine thousand six hundred eighty five (609,685) shares, and (b) the number of shares of Stock, as of the Effective Date, subject to outstanding options or reserved and available for grant pursuant to the Company's 1995 Stock Option Plan (the "1995 PLAN OPTIONS") resulting in an aggregate total of three million seven hundred thirty five thousand four hundred seventy nine (3,735,479) shares (the "SHARE RESERVE") and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. Notwithstanding the foregoing, the Share Reserve, determined at any time, shall be reduced by (a) the number shares remaining subject to outstanding 1995 Plan Options, and (b) the number shares issued upon the exercise of 1995 Plan Options. If an outstanding Option for any reason expires or is terminated or canceled, or if shares of Stock acquired, subject to repurchase, upon the exercise of an Option are repurchased by the Company, the shares of Stock allocable to the unexercised portion of such Option or such repurchased shares of Stock shall again be available for issuance under the Plan.

        4.2 ADJUSTMENTS FOR CHANGES IN CAPITAL STRUCTURE. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, appropriate adjustments shall be made in the number and class of shares subject to the Plan and to any outstanding Options and in the exercise price per share of any outstanding Options. If a majority of the shares which are of the same class as the shares that are subject to outstanding Options are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event, as defined in Section 8.1) shares of another corporation (the "NEW SHARES"), the Board may unilaterally amend the outstanding Options to provide that such Options are exercisable for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise price per share of, the outstanding Options shall be adjusted in a fair and equitable manner as determined by the Board, in its sole discretion. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded up or down to the nearest whole number, as determined by the Board, and in no event may the exercise price of any Option be decreased to an amount less than the par value, if any, of the stock subject to the Option. The adjustments determined by the Board pursuant to this
    Section 4.2 shall be final, binding and conclusive.

    5.  ELIGIBILITY AND OPTION LIMITATIONS.

        5.1 PERSONS ELIGIBLE FOR OPTIONS. Options may be granted only to Employees, Consultants, and Directors. For purposes of the foregoing sentence, "Employees," "Consultants," and "Directors" shall include prospective Employees, prospective Consultants and prospective

    Directors to whom Options are granted in connection with written offers of employment or other service relationship with the Participating Company Group. Eligible persons may be granted more than one (1) Option.

        5.2 OPTION GRANT RESTRICTIONS. Any person who is not an Employee on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option. An Incentive Stock Option granted to a prospective Employee upon the condition that such person become an Employee shall be deemed granted effective on the date such person commences service as an Employee with a Participating Company, with an exercise price determined as of such date in accordance with Section 6.1.

        5.3 FAIR MARKET VALUE LIMITATION. To the extent that options designated as Incentive Stock Options (granted under all stock option plans of the Participating Company Group, including the Plan) become exercisable by an Optionee for the first time during any calendar year for stock having an aggregate Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section 5.3, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a different limitation from that set forth in this Section 5.3, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section 5.3, the Optionee may designate which portion of such Option the Optionee is exercising. In the absence of such designation, the Optionee shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Separate certificates representing each such portion shall be issued upon the exercise of the Option.

    6. TERMS AND CONDITIONS OF OPTIONS. Options shall be evidenced by Option Agreements specifying the number of shares of Stock covered thereby, in such form as the Board shall from time to time establish. No Option or purported Option shall be a valid and binding obligation of the Company unless evidenced by a fully executed Option Agreement. Option Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

        6.1 EXERCISE PRICE. The exercise price for each Option shall be established in the sole discretion of the Board; provided, however, that
    (a) the exercise price per share for an Incentive Stock Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option, (b) the exercise price per share for a Nonstatutory Stock Option shall be not less than eighty-five percent (85%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option, and (c) no Option granted to a Ten Percent Owner Optionee shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price lower than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

        6.2 EXERCISE PERIOD. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria, and restrictions as shall be determined by the Board and set forth in the Option Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of ten
    (10) years
    after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner Optionee shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option, and (c) no Option granted to a prospective Employee, prospective Consultant or prospective Director may become exercisable prior to the date on which such person commences service with a Participating Company.

        6.3  PAYMENT OF EXERCISE PRICE.

           (a) FORMS OF CONSIDERATION AUTHORIZED. Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check, or cash equivalent, (ii) by tender to the Company of shares of Stock owned by the Optionee having a Fair Market Value (as determined by the Company without regard to any restrictions on transferability applicable to such stock by reason of federal or state securities laws or agreements with an underwriter for the Company) not less than the exercise price, (iii) by the assignment of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a "CASHLESS EXERCISE"), (iv) by the Optionee's promissory note in a form approved by the Company, (v) by such other consideration as may be approved by the Board from time to time to the extent permitted by applicable law, or (vi) by any combination thereof. The Board may at any time or from time to time, by adoption of or by amendment to the standard forms of Option Agreement described in Section 7, or by other means, grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

           (b) TENDER OF STOCK. Notwithstanding the foregoing, an Option may not be exercised by tender to the Company of shares of Stock to the extent such tender of Stock would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Board, an Option may not be exercised by tender to the Company of shares of Stock unless such shares either have been owned by the Optionee for more than six
       (6) months or were not acquired, directly or indirectly, from the Company.

           (c) CASHLESS EXERCISE. The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise.

           (d) PAYMENT BY PROMISSORY NOTE. No promissory note shall be permitted if the exercise of an Option using a promissory note would be a violation of any law. Any permitted promissory note shall be on such terms as the Board shall determine at the time the Option is granted. The Board shall have the authority to permit or require the Optionee to secure any promissory note used to exercise an Option with the shares of Stock acquired upon the exercise of the Option or with other collateral acceptable to the Company. Unless otherwise provided by the Board, if the Company at any time is subject to the regulations promulgated by the Board of Governors of the Federal Reserve System or any other governmental entity affecting the extension of credit in connection with the Company's securities, any promissory note shall comply with such applicable regulations, and the Optionee shall pay the unpaid principal and accrued interest, if any, to the extent necessary to comply with such applicable regulations.

        6.4 TAX WITHHOLDING. The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable upon the exercise of an Option, or to accept from the Optionee the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the federal, state, local and foreign taxes, if any, required by law to be withheld by the Participating Company Group with respect to such Option or the shares acquired upon the exercise thereof. Alternatively or in addition, in its sole discretion, the Company shall have the right to require the Optionee, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise, to make adequate provision for any such tax withholding obligations of the Participating Company Group arising in connection with the Option or the shares acquired upon the exercise thereof. The Company shall have no obligation to deliver shares of Stock or to release shares of Stock from an escrow established pursuant to the Option Agreement until the Participating Company Group's tax withholding obligations have been satisfied by the Optionee.

    7.  STANDARD FORMS OF OPTION AGREEMENT.

        7.1 INCENTIVE STOCK OPTIONS. Unless otherwise provided by the Board at the time the Option is granted, an Option designated as an "Incentive Stock Option" shall comply with and be subject to the terms and conditions set forth in the form of Incentive Stock Option Agreement adopted by the Board concurrently with its adoption of the Plan and as amended from time to time.

        7.2 NONSTATUTORY STOCK OPTIONS. Unless otherwise provided by the Board at the time the Option is granted, an Option designated as a "Nonstatutory Stock Option" shall comply with and be subject to the terms and conditions set forth in the form of Nonstatutory Stock Option Agreement adopted by the Board concurrently with its adoption of the Plan and as amended from time to time.

        7.3  STANDARD TERM OF OPTIONS.  Except as otherwise provided in
    Section 6.2 or by the Board in the grant of an Option, any Option granted hereunder shall have a term of ten (10) years from the effective date of grant of the Option.

        7.4 AUTHORITY TO VARY TERMS. The Board shall have the authority from time to time to vary the terms of any of the standard forms of Option Agreement described in this Section 7 either in connection with the grant or amendment of an individual Option or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Option Agreement are not inconsistent with the terms of the Plan.

    8.  TRANSFER OF CONTROL.

        8.1  DEFINITIONS.

           (a) An "OWNERSHIP CHANGE EVENT" shall be deemed to have occurred if any of the following occurs with respect to the Company:

               (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company;

               (ii) a merger or consolidation in which the Company is a party;

              (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or

               (iv) a liquidation or dissolution of the Company.

           (b) A "TRANSFER OF CONTROL" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, the "TRANSACTION") wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of the Company or the corporation or corporations to which the assets of the Company were transferred (the "TRANSFEREE CORPORATION(S)"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own the Company or the Transferee Corporation(s), as the case may be, either directly or through one or more subsidiary corporations. The Board shall have the right to determine whether multiple sales or exchanges of the voting stock of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

        8.2 EFFECT OF TRANSFER OF CONTROL ON OPTIONS. In the event of a Transfer of Control, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "ACQUIRING CORPORATION"), may either assume the Company's rights and obligations under outstanding Options or substitute for outstanding Options substantially equivalent options for the Acquiring Corporation's stock. For purposes of this Section 8.2, an Option shall be deemed assumed if, following the Transfer of Control, the Option confers the right to purchase in accordance with its terms and conditions, for each share of Stock subject to the Option immediately prior to the Transfer of Control, the consideration (whether stock, cash or other securities or property) to which a holder of a share of Stock on the effective date of the Transfer of Control was entitled. Any Options which are neither assumed or substituted for by the Acquiring Corporation in connection with the Transfer of Control nor exercised as of the date of the Transfer of Control shall terminate and cease to be outstanding effective as of the date of the Transfer of Control. Notwithstanding the foregoing, shares acquired upon exercise of an Option prior to the Transfer of Control and any consideration received pursuant to the Transfer of Control with respect to such shares shall continue to be subject to all applicable provisions of the Option Agreement evidencing such Option except as otherwise provided in such Option Agreement. Furthermore, notwithstanding the foregoing, if the corporation the stock of which is subject to the outstanding Options immediately prior to an Ownership Change Event described in Section 8.1(a)(i) constituting a Transfer of Control is the surviving or continuing corporation and immediately after such Ownership Change Event less than fifty percent (50%) of the total combined voting power of its voting stock is held by another corporation or by other corporations that are members of an affiliated group within the meaning of
    Section 1504(a) of the Code without regard to the provisions of
    Section 1504(b) of the Code, the outstanding Options shall not terminate unless the Board otherwise provides in its sole discretion.

    9. PROVISION OF INFORMATION. At least annually, copies of the Company's balance sheet and income statement for the just completed fiscal year shall be made available to each Optionee and purchaser of shares of Stock upon the exercise of an Option. The Company shall not be required to provide such information to persons whose duties in connection with the Company assure them access to equivalent information.

    10. NONTRANSFERABILITY OF OPTIONS. During the lifetime of the Optionee, an Option shall be exercisable only by the Optionee or the Optionee's guardian or legal representative. No Option shall be assignable or transferable by the Optionee, except by will or by the laws of descent and distribution.

    11. INDEMNIFICATION. In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Participating Company Group, members of the Board and any officers or employees of the Participating Company Group to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

    12. TERMINATION OR AMENDMENT OF PLAN. The Board may terminate or amend the Plan at any time. However, subject to changes in applicable law, regulations or rules that would permit otherwise, without the approval of the Company's shareholders there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.2), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's shareholders under any applicable law, regulation or rule. In any event, no termination or amendment of the Plan may adversely affect any then outstanding Option or any unexercised portion thereof, without the consent of the Optionee, unless such termination or amendment is required to enable an Option designated as an Incentive Stock Option to qualify as an Incentive Stock Option or is necessary to comply with any applicable law, regulation or rule.

    13. SHAREHOLDER APPROVAL. The Plan or any increase in the maximum number of shares of Stock issuable thereunder as provided in Section 4.1 (the "MAXIMUM SHARES") shall be approved by the shareholders of the Company within twelve
(12) months of the date of adoption thereof by the Board. Options granted prior to shareholder approval of the Plan or in excess of the Maximum Shares previously approved by the shareholders shall become exercisable no earlier than the date of shareholder approval of the Plan or such increase in the Maximum Shares, as the case may be.

    IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing Invitrogen Corporation 1997 Stock Option Plan was duly adopted by the Board on May 28, 1997. Additionally, the Secretary notes that the share reserve set forth in section 4.1 of the Plan reflects the seven (7) for one
(1) stock split which became effective upon the Company's reincorporation into Delaware on June 17, 1997.

                                          /s/ JOSEPH FERNANDEZ
                                          --------------------------------------
                                          Joseph Fernandez
                                          SECRETARY

      FIRST AMENDMENT TO THE INVITROGEN CORPORATION 1997 STOCK OPTION PLAN

    This First Amendment to Invitrogen Corporation 1997 Stock Option Plan (the "Plan") is made pursuant to Section 12 of the Plan. Capitalized terms not defined in this First Amendment shall have the meanings provided in the Plan.

    WHEREAS, it has been determined to be in the best interests of the Company that the aggregate number of shares of Stock that may be issued under the Plan be increased by seven hundred fifty thousand (750,000);

    WHEREAS, the Company wishes to provide options to acquire Stock to its Nonemployee Directors to strengthen the incentives of such directors to act in the best interests of the Company;

    WHEREAS, the Company has determined to provide Optionees with additional rights in the event of a Transfer in Control.

    Now therefore, the Plan is hereby amended as follows:

    1.  SECTION 4.1 SHALL BE AMENDED TO STATE IN ITS ENTIRETY AS FOLLOWS:

           "4.1 MAXIMUM NUMBER OF SHARES ISSUABLE. Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be the sum of (a) one million three hundred fifty-nine thousand six hundred eighty-five (1,359,685) shares, and (b) the number of shares of Stock, as of the date of this Amendment, subject to outstanding options or reserved and available for grant pursuant to the Company's 1995 Stock Option Plan (the "1995 PLAN OPTIONS") resulting in an aggregate total of four million four hundred eighty five thousand four hundred seventy nine (4,485,479) shares (the "SHARE RESERVE") and shall consist of authorized and unissued or reacquired shares of Stock or any combination thereof. Notwithstanding the foregoing, the Share Reserve, determined at any time, shall be reduced by (a) the number of shares remaining subject to outstanding 1995 Plan Options, and (b) the number of shares issued upon the exercise of 1995 Plan Options. If an outstanding option for any reason expires or is terminated or canceled, or if the shares of Stock acquired, subject to repurchase, upon the exercise of an Option are repurchased by the Company, the shares of Stock allocable to the unexercised portion of such Option or such repurchased shares of Stock shall again be available for issuance under the Plan."

    2. A NEW SECTION 6.5 SHALL BE ADDED TO THE PLAN WHICH SHALL STATE IN ITS ENTIRETY AS FOLLOWS:

           "6.5 NONEMPLOYEE DIRECTOR OPTIONS

        (a) AUTOMATIC GRANT. Subject to the execution by a Nonemployee Director of an appropriate Option Agreement, Nonemployee Director Options shall be granted automatically and without further action of the Board, as follows:

           (i) INITIAL OPTION. Each person who first becomes a Nonemployee Director on or after the date of this Amendment shall be granted on the date such person first becomes a Nonemployee Director a Nonemployee Director Option to purchase ten thousand (10,000) shares of Stock (an "INITIAL OPTION"); provided, however, that an Initial Option shall not be granted to a Director who previously did not qualify as a Nonemployee Director but subsequently becomes a Nonemployee Director as a result of the termination of his or her status as an Employee.

           (ii) ANNUAL OPTION. Each Nonemployee Director (including any Director who previously did not qualify as a Nonemployee Director but who subsequently becomes a Nonemployee Director) shall be granted on the date immediately following each annual meeting of the stockholders of the Company which occurs on or after the date of this Amendment (an "ANNUAL MEETING") a Nonemployee Director Option to purchase ten thousand (10,000) shares of Stock (an "ANNUAL OPTION"); provided, however, that a Nonemployee Director granted an Initial Option less than six months prior to date of an Annual Meeting shall not be granted an Annual Option pursuant to this Section on the date immediately following the same Annual Meeting.

           (iii) RIGHT TO DECLINE NONEMPLOYEE DIRECTOR OPTION. Notwithstanding the foregoing, any person may elect not to receive a Nonemployee Director Option by delivering written notice of such election to the Board no later than the day prior to the date such Nonemployee Director Option would otherwise be granted. A person so declining a Nonemployee Director Option shall receive no payment or other consideration in lieu of such declined Nonemployee Director Option. A person who has declined a Nonemployee Director Option may revoke such election by delivering written notice of such revocation to the Board no later than the day prior to the date such Nonemployee Director Option would be granted pursuant to Section 6.5(a)(i) or 6.5(a)(ii), as the case may be.

        (b) EXERCISE PRICE. The exercise price per share of Stock subject to a Nonemployee Director Option shall be the Fair Market Value of a share of Stock on the date the Nonemployee Director Option is granted.

        (c) EXERCISE PERIOD. Each Nonemployee Director Option shall terminate and cease to be exercisable on the date ten (10) years after the date of grant of the Nonemployee Director Option unless earlier terminated pursuant to the terms of the Plan or the Option Agreement.

        (d) RIGHT TO EXERCISE NONEMPLOYEE DIRECTOR OPTIONS.

           (i) INITIAL OPTIONS. Except as otherwise provided in the Option Agreement, each Initial Option shall become vested and exercisable cumulatively for 1/3 of the shares of Stock initially subject to the Option on each of the first three (3) anniversaries of the date on which the Initial Option was granted, provided that the Optionee's Service has not terminated prior to the relevant date.

           (ii) ANNUAL OPTIONS. Except as otherwise provided in the Option Agreement, each Annual Option shall become fully vested and exercisable on the first anniversary of the date of grant, provided the Optionee's Service has not terminated prior to such date.

        (e) EFFECT OF TERMINATION OF SERVICE ON NONEMPLOYEE DIRECTOR OPTIONS.

           (i) OPTION EXERCISABILITY. Subject to earlier termination of the Nonemployee Director Option as otherwise provided herein, a Nonemployee Director Option shall be exercisable after an Optionee's termination of Service as follows:

               (A) DISABILITY. If the Optionee's Service with the Participating Company Group is terminated because of the Disability of the Optionee, the Nonemployee Director Option, to the extent unexercised and exercisable on the date on which the Optionee's Service terminated, may be exercised by the Optionee (or the Optionee's guardian or legal representative) at any time prior to the expiration of twelve (12) months after the date on which the Optionee's Service terminated, but in any event no later than the date of expiration of the Option Expiration Date.

               (B) DEATH. If the Optionee's Service with the Participating Company Group is terminated because of the death of the Optionee, the Nonemployee Director Option, to the extent unexercised and exercisable on the date on which the Optionee's Service terminated, may be exercised by the Optionee's legal representative or other person who acquired the right to exercise the Nonemployee Director Option by reason of the Optionee's death at any time prior to the expiration of twelve (12) months after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date. The Optionee's Service shall be deemed to have terminated on account of death if the Optionee dies within six
           (6) months after the Optionee's termination of Service.

               (C) OTHER TERMINATION OF SERVICE. If the Optionee's Service with the Participating Company Group terminates for any reason, except Disability or death, the Nonemployee Director Option, to the extent unexercised and exercisable by the Optionee on the date on which the Optionee's Service terminated, may be exercised by the Optionee within six (6) months after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date.

           (ii) EXTENSION IF OPTIONEE SUBJECT TO SECTION 16(b). Notwithstanding the foregoing, if a sale within the applicable time periods set forth in
       Section 6.5(e)(i) of shares acquired upon the exercise of the Nonemployee Director Option would subject the Optionee to suit under Section 16(b) of the Exchange Act, the Nonemployee Director Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such shares by the Optionee would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after the Optionee's termination of Service, and (iii) the Option Expiration Date.

    3.  SECTION 8.2 SHALL BE AMENDED TO STATE IN ITS ENTIRETY AS FOLLOWS:

           "8.2 EFFECT OF TRANSFER OF CONTROL ON OPTIONS. In the event of a Transfer of Control, the percentage of the Option that has vested shall be adjusted to 100% (if not already at that percentage) on the date that the Company mails the Optionee notice of the Transfer of Control at the last address shown on the records of the Company for such Optionee (the "NOTICE"), unless the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "ACQUIRING CORPORATION"), either assumes the Company's rights and obligations under outstanding Options or substitutes for outstanding Options substantially equivalent options for the Acquiring Corporation's stock. Any Options which are neither assumed or substituted for by the Acquiring Corporation in connection with the Transfer of Control nor exercised as of the date fifteen days after the Notice of the Transfer of Control shall terminate and cease to be outstanding effective upon the later of (i) the date of the Transfer of Control or (ii) fifteen days after mailing of the Notice. For purposes of this Section 8.2, an Option shall be deemed assumed if, following the Transfer of Control, the Option confers the right to purchase in accordance with its terms and conditions, for each share of Stock subject to the Option immediately prior to the Transfer of Control, the consideration (whether stock, cash or other securities or property) to which a holder of a share of Stock on the effective date of the Transfer of Control was entitled. Notwithstanding the foregoing, shares acquired upon exercise of an Option prior to the Transfer of Control and any consideration received pursuant to the Transfer of Control with respect to such shares shall continue to be subject to all applicable provisions of the Option Agreement evidencing such Option except as otherwise provided in such Option Agreement. Furthermore, notwithstanding the foregoing, if the corporation the stock of which is subject to the outstanding Options immediately prior to an Ownership Change Event described in Section 8.1(a)(i) constituting a Transfer of Control is the surviving or continuing corporation and immediately after such Ownership Change Event less than fifty percent (50%) of the total combined voting power of its voting stock is held by another corporation or by other corporations that are members of an affiliated group within the meaning of Section 1504(a) of the Code without regard to the provisions of Section 1504(b) of the Code, the outstanding Options shall not terminate unless the Board otherwise provides in its sole discretion.

    4.  ALL OTHER TERMS OF THE PLAN SHALL REMAIN THE SAME.

    IN WITNESS WHEREOF, the undersigned Secretary of Invitrogen Corporation certifies that the foregoing amendment to the 1997 Stock Option Plan was duly adopted by the Board of Directors on November 20, 1998.

Dated: November 20, 1998

                                                     INVITROGEN CORPORATION

                                                     By:  /s/ JOSEPH FERNANDEZ
                                                          -----------------------------------------
                                                          Joseph Fernandez
                                                     Its: SECRETARY

                            SECOND AMENDMENT TO THE
                             INVITROGEN CORPORATION
                             1997 STOCK OPTION PLAN

    Pursuant to Section 12 of the Invitrogen Corporation 1997 Stock Option Plan (the "Plan"), said Plan is hereby amended as follows:

    1.  SECTION 4.1 SHALL BE AMENDED TO STATE IN ITS ENTIRETY AS FOLLOWS:

           "4.1 MAXIMUM NUMBER OF SHARES ISSUABLE. Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be the sum of (a) two million three hundred fifty-nine thousand six hundred eighty-five (2,359,685) shares, and (b) the number of shares of Stock, as of the Effective Date, subject to outstanding options or reserved and available for grant pursuant to the Company's 1995 Stock Option Plan (the "1995 PLAN OPTIONS") resulting in an aggregate total of five million four hundred eight-five thousand four hundred seventy-nine (5,485,479) shares (the "SHARE RESERVE") and shall consist of authorized and unissued or reacquired shares of Stock or any combination thereof. Notwithstanding the foregoing, the Share Reserve, determined at any time, shall be reduced by (a) the number of shares remaining subject to outstanding 1995 Plan Options, and (b) the number of shares issued upon the exercise of 1995 Plan Options. If an outstanding option for any reason expires or is terminated or canceled, or if the shares of Stock acquired, subject to repurchase, upon the exercise of an Option are repurchased by the Company, the shares of Stock allocable to the unexercised portion of such Option or such repurchased shares of Stock shall again be available for issuance under the Plan."

    IN WITNESS WHEREOF, the undersigned Secretary of Invitrogen Corporation certifies that the foregoing amendment to the 1997 Stock Option Plan was duly adopted by the Board of Directors on July 7, 1999.

Dated: July 12, 1999

                                                     INVITROGEN CORPORATION

                                                     By:  /s/ WARNER R. BROADDUS
                                                          -----------------------------------------
                                                          Warner R. Broaddus
                                                     Its: SECRETARY

                                                                         ANNEX J

            INVITROGEN CORPORATION 1998 EMPLOYEE STOCK PURCHASE PLAN

    1.  ESTABLISHMENT, PURPOSE AND TERM OF PLAN.

        1.1 ESTABLISHMENT. Invitrogen Corporation hereby establishes the 1998 Employee Stock Purchase Plan (the "PLAN"), effective as of the effective date of the initial registration by the Company of its Stock under
    Section 12 of the Securities Exchange Act of 1934, as amended (the "EFFECTIVE DATE").

        1.2 PURPOSE. The purpose of the Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward Eligible Employees of the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan provides such Eligible Employees with an opportunity to acquire a proprietary interest in the Company through the purchase of Stock. The Company intends that the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments or replacements of such section), and the Plan shall be so construed.

        1.3 TERM OF PLAN. The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued.

    2.  DEFINITIONS AND CONSTRUCTION.

        2.1 DEFINITIONS. Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. Whenever used herein, the following terms shall have their respective meanings set forth below:

           (a) "BOARD" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" also means such Committee(s).

           (b) "CODE" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

           (c) "COMMITTEE" means the Compensation Committee, or another committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

           (d) "COMPANY" means Invitrogen Corporation., a Delaware corporation, or any successor corporation thereto.

           (e) "COMPENSATION" means, with respect to any Offering Period, base wages or salary, commissions, overtime, bonuses, annual awards, other incentive payments, shift premiums, and all other compensation paid in cash during such Offering Period before deduction for any contributions to any plan maintained by a Participating Company and described in
       Section 401(k) or Section 125 of the Code. Compensation shall not include reimbursements of expenses, allowances, long-term disability, workers' compensation or any amount deemed received without the actual transfer of cash or any amounts directly or indirectly paid pursuant to the Plan or any other stock purchase or stock option plan, or any compensation other than base wages or salary.

           (f) "ELIGIBLE EMPLOYEE" means an Employee who meets the requirements set forth in Section 5 for eligibility to participate in the Plan.

           (g) "EMPLOYEE" means a person treated as an employee of a Participating Company for purposes of Section 423 of the Code. A Participant shall be deemed to have ceased to be an Employee either upon an actual termination of employment or upon the corporation employing the Participant ceasing to be a Participating Company. For purposes of the Plan, an individual shall not be deemed to have ceased to be an Employee while such individual is on any military leave, sick leave, or other bona fide leave of absence approved by the Company of ninety (90) days or less. In the event an individual's leave of absence exceeds ninety (90) days, the individual shall be deemed to have ceased to be an Employee on the ninety-first (91st) day of such leave unless the individual's right to reemployment with the Participating Company Group is guaranteed either by statute or by contract. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's participation in or other rights, if any, under the Plan as of the time of the Company's determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any governmental agency subsequently makes a contrary determination.

           (h) "FAIR MARKET VALUE" means, as of any date, if there is then a public market for the Stock, the closing price of a share of Stock (or the mean of the closing bid and asked prices if the Stock is so quoted instead) as quoted on the Nasdaq National Market, the Nasdaq Small-Cap Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in THE WALL STREET JOURNAL or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its sole discretion. If there is then no public market for the Stock, the Fair Market Value on any relevant date shall be as determined by the Board. Notwithstanding the foregoing, the Fair Market Value per share of Stock on the Effective Date shall be deemed to be the public offering price set forth in the final prospectus filed with the Securities and Exchange Commission in connection with the public offering of the Stock on the Effective Date.

           (i) "OFFERING" means an offering of Stock as provided in Section 6.

           (j) "OFFERING DATE" means, for any Offering, the first day of the Offering Period with respect to such Offering.

           (k) "OFFERING PERIOD" means a period established in accordance with
       Section 6.1.

           (l) "PARENT CORPORATION" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

           (m) "PARTICIPANT" means an Eligible Employee who has become a participant in an Offering Period in accordance with Section 7 and remains a participant in accordance with the Plan.

           (n) "PARTICIPATING COMPANY" means the Company or any Parent Corporation or Subsidiary Corporation designated by the Board as a corporation the Employees of which may, if Eligible Employees, participate in the Plan. The Board shall have the sole and absolute discretion to determine from time to time which Parent Corporations or Subsidiary Corporations shall be Participating Companies. Invitrogen BV, the Company's Netherlands subsidiary shall be a Participating Company unless and until the Board decides otherwise.

           (o) "PARTICIPATING COMPANY GROUP" means, at any point in time, the Company and all other corporations collectively which are then Participating Companies.

           (p) "PURCHASE DATE" means, for any Purchase Period, the last day of such period.

           (q) "PURCHASE PERIOD" means a period, if any, established in accordance with Section 6.2.

           (r) "PURCHASE PRICE" means the price at which a share of Stock may be purchased under the Plan, as determined in accordance with Section 9.

           (s) "PURCHASE RIGHT" means an option granted to a Participant pursuant to the Plan to purchase such shares of Stock as provided in
       Section 8, which the Participant may or may not exercise during the Offering Period in which such option is outstanding. Such option arises from the right of a Participant to withdraw any accumulated payroll deductions of the Participant not previously applied to the purchase of Stock under the Plan and to terminate participation in the Plan at any time during an Offering Period.

           (t) "STOCK" means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2.

           (u) "SUBSCRIPTION AGREEMENT" means a written agreement in such form as specified by the Company, stating an Employee's election to participate in the Plan and authorizing payroll deductions under the Plan from the Employee's Compensation.

           (v) "SUBSCRIPTION DATE" means the last business day prior to the Offering Date of an Offering Period or such earlier date as the Company shall establish.

           (w) "SUBSIDIARY CORPORATION" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

        2.2 CONSTRUCTION. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

    3.  ADMINISTRATION.

        3.1 ADMINISTRATION BY THE BOARD. The Plan shall be administered by the Board. All questions of interpretation of the Plan, of any form of agreement or other document employed by the Company in the administration of the Plan, or of any Purchase Right shall be determined by the Board and shall be final and binding upon all persons having an interest in the Plan or the Purchase Right. Subject to the provisions of the Plan, the Board shall determine all of the relevant terms and conditions of Purchase Rights granted pursuant to the Plan; provided, however, that all Participants granted Purchase Rights pursuant to the Plan shall have the same rights and privileges within the meaning of Section 423(b)(5) of the Code. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

        3.2 AUTHORITY OF OFFICERS. Any officer of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the officer has apparent authority with respect to such matter, right, obligation, determination or election.

        3.3 POLICIES AND PROCEDURES ESTABLISHED BY THE COMPANY. The Company may, from time to time, consistent with the Plan and the requirements of
    Section 423 of the Code, establish, change or terminate such rules, guidelines, policies, procedures, limitations, or adjustments as deemed advisable by the Company, in its sole discretion, for the proper administration of the Plan, including, without limitation, (a) a minimum payroll deduction amount required for participation in an Offering, (b) a limitation on the frequency or number of changes permitted in the rate of payroll deduction during an Offering, (c) an exchange ratio applicable to amounts withheld in a currency other than United States dollars, (d) a payroll deduction greater than or less than the amount designated by a Participant in order to adjust for the Company's delay or mistake in processing a Subscription Agreement or in otherwise effecting a Participant's election under the Plan or as advisable to comply with the requirements of Section 423 of the Code, and (e) determination of the date and manner by which the Fair Market Value of a share of Stock is determined for purposes of administration of the Plan.

    4.  SHARES SUBJECT TO PLAN.

        4.1 MAXIMUM NUMBER OF SHARES ISSUABLE. Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be two hundred fifty thousand (250,000) and shall consist of authorized but unissued or reacquired shares of Stock, or any combination thereof. If an outstanding Purchase Right for any reason expires or is terminated or canceled, the shares of Stock allocable to the unexercised portion of such Purchase Right shall again be available for issuance under the Plan.

        4.2 ADJUSTMENTS FOR CHANGES IN CAPITAL STRUCTURE. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, or in the event of any merger (including a merger effected for the purpose of changing the Company's domicile), sale of assets or other reorganization in which the Company is a party, appropriate adjustments shall be made in the number and class of shares subject to the Plan and each Purchase Right and in the Purchase Price. If a majority of the shares which are of the same class as the shares that are subject to outstanding Purchase Rights are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "NEW SHARES"), the Board may unilaterally amend the outstanding Purchase Rights to provide that such Purchase Rights are exercisable for New Shares. In the event of any such amendment, the number of shares subject to, and the Purchase Price of, the outstanding Purchase Rights shall be adjusted in a fair and equitable manner, as determined by the Board, in its sole discretion. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the Purchase Price be decreased to an amount less than the par value, if any, of the stock subject to the Purchase Right. The adjustments determined by the Board pursuant to this
    Section 4.2 shall be final, binding and conclusive.

    5.  ELIGIBILITY.

        5.1 EMPLOYEES ELIGIBLE TO PARTICIPATE. Each Employee of a Participating Company is eligible to participate in the Plan and shall be deemed an Eligible Employee as of the first Offering Date following the commencement of his/her service with a Participating Company.

        5.2 EXCLUSION OF CERTAIN STOCKHOLDERS. Notwithstanding any provision of the Plan to the contrary, no Employee shall be granted a Purchase Right under the Plan if, immediately after such grant, such Employee would own or hold options to purchase stock of the Company or of any Parent Corporation or Subsidiary Corporation possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of such corporation, as determined in accordance with Section 423(b)(3) of the Code. For purposes of this Section 5.2, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of such Employee.

    6.  OFFERINGS.

        6.1 OFFERING PERIODS. Except as otherwise set forth below, the Plan shall be implemented by sequential Offerings of approximately twenty-four
    (24) months duration (an "OFFERING PERIOD"). The first Offering Period shall commence on the Effective Date and end on January 31, 2001. Subsequent Offering Periods shall commence on the first day of February, May, August, and November of each year and end on the last day of the 24th month of such Offering Period. Notwithstanding the foregoing, the Board may establish a different duration for one or more future Offering Periods or different commencing or ending dates for such Offering Periods; provided, however, that no Offering Period may have a duration exceeding twenty-seven
    (27) months. If the first or last day of an Offering Period is not a day on which the national or regional securities exchange or market system constituting the primary market for the Stock is open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the Offering Period.

        6.2 PURCHASE PERIODS. Generally, each Offering Period will consist of eight (8) quarterly Purchase Periods which begin on the first day of February, May, August and November of each year and end on the last day of the third month of each such Purchase Period (i.e. the following April, July, October and January). The Purchase Period commencing on the Effective Date shall end on the last day of April, 1999. The Board may establish different Purchase Periods which may consist of two (2) or more consecutive Purchase Periods having such duration as the Board shall specify. The last day of each Purchase Period shall be a Purchase Date. If the first or last day of a Purchase Period is not a day on which the national or regional securities exchange or market system constituting the primary market for the Stock is open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the Purchase Period.

    7.  PARTICIPATION IN THE PLAN.

        7.1 INITIAL PARTICIPATION. An Eligible Employee may become a Participant in an Offering Period by delivering a properly completed Subscription Agreement to the office designated by the Company not later than the close of business for such office on the Subscription Date established by the Company for such Offering Period. An Eligible Employee who does not deliver a properly completed Subscription Agreement to the Company's designated office on or before the Subscription Date for an Offering Period shall not participate in the Plan for that Offering Period or for any subsequent Offering Period unless such Eligible Employee subsequently delivers a properly completed Subscription Agreement to the appropriate office of the Company on or before the Subscription Date for such subsequent Offering Period. An Employee who becomes an Eligible Employee after the Offering Date of an Offering Period shall not be eligible to participate in such Offering Period but may participate in any subsequent Offering Period provided such Employee is still an Eligible Employee as of the Offering Date of such subsequent Offering Period.

        7.2 CONTINUED PARTICIPATION. A Participant shall automatically participate in the next Offering Period commencing immediately after the final Purchase Date of each Offering Period in which the Participant participates provided that such Participant remains an Eligible Employee on the Offering Date of the new Offering Period and has not either
    (a) withdrawn from the Plan pursuant to Section 12.1 or (b) terminated employment as provided in Section 13. A Participant who may automatically participate in a subsequent Offering Period, as provided in this Section, is not required to deliver any additional Subscription Agreement for the subsequent Offering Period in order to continue participation in the Plan. However, a Participant may deliver a new Subscription Agreement for a subsequent Offering Period in accordance with the procedures set forth in
    Section 7.1 if the Participant desires to change any of the elections contained in the Participant's then effective Subscription Agreement.

        7.3 ONE OFFERING PERIOD PER PARTICIPANT. A Participant may participate in only one Offering Period at any given time. A Participant's delivery to the Company of a Subscription Agreement for any given Offering Period shall constitute Participant's withdrawal from any concurrent Offering Period and termination of any Purchase Right granted pursuant thereto.

    8.  RIGHT TO PURCHASE SHARES.

        8.1 GRANT OF PURCHASE RIGHT. Except as set forth below, on the Offering Date of each Offering Period, each Participant in such Offering Period shall be granted automatically a Purchase Right consisting of an option to purchase the lesser of (a) that number of whole shares of Stock determined by dividing Fifty Thousand Dollars ($50,000) by the Fair Market Value of a share of Stock on such Offering Date, reduced by the aggregate purchase price of any Stock purchased during any concurrent Offering Period(s) or (b) five thousand (5,000) shares of Stock, reduced by the number of shares of Stock purchased during any concurrent Offering Period(s). No Purchase Right shall be granted on an Offering Date to any person who is not, on such Offering Date, an Eligible Employee.

        8.2 PRO RATA ADJUSTMENT OF PURCHASE RIGHT. Notwithstanding the provisions of Section 8.1, if the Board establishes an Offering Period of any duration other than twenty four months, then (a) the dollar amount in
    Section 8.1 shall be determined by multiplying $2,083.33 by the number of months (rounded to the nearest whole month) in the Offering Period and rounding to the nearest whole dollar, and (b) the share amount in
    Section 8.1 shall be determined by multiplying 208.33 shares by the number of months (rounded to the nearest whole month) in the Offering Period and rounding to the nearest whole share.

        8.3 CALENDAR YEAR PURCHASE LIMITATION. Notwithstanding any provision of the Plan to the contrary, no Participant shall be granted a Purchase Right which permits his or her right to purchase shares of Stock under the Plan to accrue at a rate which, when aggregated with such Participant's rights to purchase shares under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Section 423 of the Code, exceeds Twenty-Five Thousand Dollars ($25,000) in Fair Market Value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such Purchase Right is outstanding at any time. For purposes of the preceding sentence, the Fair Market Value of shares purchased during a given Offering Period shall be determined as of the Offering Date for such Offering Period. The limitation described in this
    Section 8.3 shall be applied in conformance with applicable regulations under Section 423(b)(8) of the Code.

    9.  PURCHASE PRICE.

    The Purchase Price at which each share of Stock may be acquired in an Offering Period upon the exercise of all or any portion of a Purchase Right shall be established by the Board; provided, however, that the Purchase Price shall not be less than eighty-five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period or (b) the Fair Market Value of a share of Stock on the Purchase Date. Unless otherwise provided by the Board prior to the commencement of an Offering Period, the Purchase Price for that Offering Period shall be eighty-five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period, or (b) the Fair Market Value of a share of Stock on the Purchase Date.

    10.  ACCUMULATION OF PURCHASE PRICE THROUGH PAYROLL DEDUCTION.

    Shares of Stock acquired pursuant to the exercise of all or any portion of a Purchase Right may be paid for only by means of payroll deductions from the Participant's Compensation accumulated during the Offering Period for which such Purchase Right was granted, subject to the following:

        10.1 AMOUNT OF PAYROLL DEDUCTIONS. Except as otherwise provided herein, the amount to be deducted under the Plan from a Participant's Compensation on each payday during an Offering Period shall be determined by the Participant's Subscription Agreement. The Subscription Agreement shall set forth the percentage of the Participant's Compensation to be deducted on each payday during an Offering Period in whole percentages of not less than one percent (1%) (except as a result of an election pursuant to Section 10.3 to stop payroll deductions made effective following the first payday during an Offering) or more than fifteen percent (15%). Notwithstanding the foregoing, the Board may change the limits on payroll deductions effective as of any future Offering Date.

        10.2 COMMENCEMENT OF PAYROLL DEDUCTIONS. Payroll deductions shall commence on the first payday following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided herein.

        10.3 ELECTION TO CHANGE OR STOP PAYROLL DEDUCTIONS. During an Offering Period, a Participant may elect to increase or decrease the rate of or to stop deductions from his or her Compensation by delivering to the Company's designated office an amended Subscription Agreement authorizing such change on or before the "Change Notice Date." The "CHANGE NOTICE DATE" shall be a date prior to the beginning of the first pay period for which such election is to be effective as established by the Company from time to time and announced to the Participants. A Participant who elects to decrease the rate of his or her payroll deductions to zero percent (0%) shall nevertheless remain a Participant in the current Offering Period unless such Participant withdraws from the Plan as provided in Section 12.1.

        10.4 ADMINISTRATIVE SUSPENSION OF PAYROLL DEDUCTIONS. The Company may, in its sole discretion, suspend a Participant's payroll deductions under the Plan as the Company deems advisable to avoid accumulating payroll deductions in excess of the amount that could reasonably be anticipated to purchase the maximum number of shares of Stock permitted during a calendar year under the limit set forth in Section 8.3. Payroll deductions shall be resumed at the rate specified in the Participant's then effective Subscription Agreement at the beginning of the next Purchase Period the Purchase Date of which falls in the following calendar year.

        10.5 PARTICIPANT ACCOUNTS. Individual bookkeeping accounts shall be maintained for each Participant. All payroll deductions from a Participant's Compensation shall be credited to such Participant's Plan account and shall be deposited with the general funds of the Company. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose.

        10.6 NO INTEREST PAID. Interest shall not be paid on sums deducted from a Participant's Compensation pursuant to the Plan.

        10.7 VOLUNTARY WITHDRAWAL FROM PLAN ACCOUNT. A Participant may withdraw all or any portion of the payroll deductions credited to his or her Plan account and not previously applied toward the purchase of Stock by delivering to the Company's designated office a written notice on a form provided by the Company for such purpose. A Participant who withdraws the entire remaining balance credited to his or her Plan account shall be deemed to have withdrawn from the Plan in accordance with Section 12.1. Amounts withdrawn shall be returned to the Participant as soon as practicable after the withdrawal and may not be applied to the purchase of shares in any Offering under the Plan. The Company may from time to time establish or change limitations on the frequency of withdrawals permitted under this Section, establish a minimum dollar amount that must be retained in the Participant's Plan account, or terminate the withdrawal right provided by this Section.

    11.  PURCHASE OF SHARES.

        11.1 EXERCISE OF PURCHASE RIGHT. On each Purchase Date of an Offering Period, each Participant who has not withdrawn from the Plan and whose participation in the Offering has not terminated before such Purchase Date shall automatically acquire pursuant to the exercise of the Participant's Purchase Right the number of whole shares of Stock determined by dividing
    (a) the total amount of the Participant's payroll deductions accumulated in the Participant's Plan account during the Offering Period and not previously applied toward the purchase of Stock by (b) the Purchase Price. However, in no event shall the number of shares purchased by the Participant during an Offering Period exceed the number of shares subject to the Participant's Purchase Right. No shares of Stock shall be purchased on a Purchase Date on behalf of a Participant whose participation in the Offering or the Plan has terminated before such Purchase Date.

        11.2 PRO RATA ALLOCATION OF SHARES. In the event that the number of shares of Stock which might be purchased by all Participants in the Plan on a Purchase Date exceeds the number of shares of Stock available in the Plan as provided in Section 4.1, the Company shall make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as the Company shall determine to be equitable. Any fractional share resulting from such pro rata allocation to any Participant shall be disregarded.

        11.3 DELIVERY OF CERTIFICATES. As soon as practicable after each Purchase Date, the Company shall arrange the delivery to each Participant, as appropriate, of a certificate representing the shares acquired by the Participant on such Purchase Date; provided that the Company may deliver such shares to a broker that holds such shares in street name for the benefit of the Participant. Shares to be delivered to a Participant under the Plan shall be registered in the name of the Participant, or, if requested by the Participant, in the name of the Participant and his or her spouse, or, if applicable, in the names of the heirs of the Participant.

        11.4 RETURN OF CASH BALANCE. Any cash balance remaining in a Participant's Plan account following any Purchase Date shall be refunded to the Participant as soon as practicable after such Purchase Date. However, if the cash to be returned to a Participant pursuant to the preceding sentence is an amount less than the amount that would have been necessary to purchase an additional whole share of Stock on such Purchase Date, the Company may retain such amount in the Participant's Plan account to be applied toward the purchase of shares of Stock in the subsequent Purchase Period or Offering Period, as the case may be.

        11.5 TAX WITHHOLDING. At the time a Participant's Purchase Right is exercised, in whole or in part, or at the time a Participant disposes of some or all of the shares of Stock he or she acquires under the Plan, the Participant shall make adequate provision for the foreign, federal, state and local tax withholding obligations of the Participating Company Group, if any, which arise upon exercise of the Purchase Right or upon such disposition of shares, respectively. The Participating Company Group may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary to meet such withholding obligations.

        11.6 EXPIRATION OF PURCHASE RIGHT. Any portion of a Participant's Purchase Right remaining unexercised after the end of the Offering Period to which the Purchase Right relates shall expire immediately upon the end of the Offering Period.

        11.7 REPORTS TO PARTICIPANTS. Each Participant who has exercised all or part of his or her Purchase Right shall receive, as soon as practicable after the Purchase Date, a report of such Participant's Plan account setting forth the total payroll deductions accumulated prior to such exercise, the number of shares of Stock purchased, the Purchase Price for such shares, the date of purchase and the cash balance, if any, remaining immediately after such purchase that is to be refunded or retained in the Participant's Plan account pursuant to Section 11.4. The report required by this Section may be delivered in such form and by such means, including by electronic transmission, as the Company may determine.

    12.  WITHDRAWAL FROM THE PLAN.

        12.1 VOLUNTARY WITHDRAWAL FROM THE PLAN. A Participant may withdraw from the Plan by signing and delivering to the Company's designated office a written notice of withdrawal on a form provided by the Company for such purpose. Such withdrawal may be elected at any time prior to the end of an Offering Period. A Participant who voluntarily withdraws from the Plan is prohibited from resuming participation in the Plan in the same Offering from which he or she withdrew, but may participate in any subsequent Offering by again satisfying the requirements of Sections 5 and 7.1. The Company may impose, from time to time, a requirement that the notice of withdrawal from the Plan be on file with the Company's designated office for a reasonable period prior to the effectiveness of the Participant's withdrawal.

        12.2 RETURN OF PAYROLL DEDUCTIONS. Upon a Participant's voluntary withdrawal from the Plan pursuant to Sections 12.1 or 10.7 or an automatic withdrawal pursuant to Section 12.3, the Participant's accumulated payroll deductions which have not been applied toward the purchase of shares of Stock shall be refunded to the Participant as soon as practicable after the withdrawal, without the payment of any interest, and the Participant's interest in the Plan shall terminate. Such accumulated payroll deductions to be refunded in accordance with this Section may not be applied to any other Offering under the Plan.

        12.3 AUTOMATIC WITHDRAWAL FROM AN OFFERING. If the Fair Market Value of a share of Stock on a Purchase Date (other than the final Purchase Date of an Offering Period) is less that the Fair Market Value of a share of Stock on the Offering Date for such Offering Period, then every Participant shall automatically be (a) withdrawn from such Offering Period after the acquisition of shares of Stock on the Purchase Date and (b) enrolled in the new Offering Period effective on its Offering Date. A Participant may elect not to be automatically withdrawn from an Offering Period pursuant to this
    Section 12.2 by delivering to the Company's designated office not later than the close of business on the Offering Date of the new Offering Period a written notice indicating such decision.

    13.  TERMINATION OF EMPLOYMENT OR ELIGIBILITY.

    Upon a Participant's ceasing, prior to a Purchase Date, to be an Employee of the Participating Company Group for any reason, including retirement, disability or death, or the failure of a Participant to remain an Eligible Employee, the Participant's participation in the Plan shall terminate immediately. In such event, the payroll deductions credited to the Participant's Plan account since the last Purchase Date shall, as soon as practicable, be returned to the Participant or, in the case of the Participant's death, to the Participant's legal representative, and all of the Participant's rights under the Plan shall terminate. Interest shall not be paid on sums returned pursuant to this Section 13. A Participant whose participation has been so terminated may again become eligible to participate in the Plan by again satisfying the requirements of Sections 5 and 7.1.

    14.  CHANGE IN CONTROL.

        14.1  DEFINITIONS.

           (a) An "OWNERSHIP CHANGE EVENT" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or
       (iv) a liquidation or dissolution of the Company.

           (b) A "CHANGE IN CONTROL" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, the "TRANSACTION") wherein the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of the Company or the corporation or corporations to which the assets of the Company were transferred (the "TRANSFEREE CORPORATION(S)"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own the Company or the Transferee Corporation(s), as the case may be, either directly or through one or more subsidiary corporations. The Board shall have the right to determine whether multiple sales or exchanges of the voting stock of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

        14.2 EFFECT OF CHANGE IN CONTROL ON PURCHASE RIGHTS. In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "ACQUIRING CORPORATION"), may assume the Company's rights and obligations under the Plan. If the Acquiring Corporation elects not to assume the Company's rights and obligations under outstanding Purchase Rights, the Purchase Date of the then current Offering Period (or Purchase Period) shall be accelerated to a date before the date of the Change in Control specified by the Board, but the number of shares of Stock subject to outstanding Purchase Rights shall not be adjusted. All Purchase Rights which are neither assumed by the Acquiring Corporation in connection with the Change in Control nor exercised as of the date of the Change in Control shall terminate and cease to be outstanding effective as of the date of the Change in Control.

    15.  NONTRANSFERABILITY OF PURCHASE RIGHTS.

    A Purchase Right may not be transferred in any manner otherwise than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.

    16.  COMPLIANCE WITH SECURITIES LAW.

    The issuance of shares under the Plan shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities. A Purchase Right may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any securities exchange or market system upon which the Stock may then be listed. In addition, no Purchase Right may be exercised unless (a) a registration statement under the Securities Act of 1933, as amended, shall at the time of exercise of the Purchase Right be in effect with respect to the shares issuable upon exercise of the Purchase Right, or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Purchase Right may be issued in accordance with the terms of an applicable exemption from the registration requirements of said Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of a Purchase Right, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

    17.  RIGHTS AS A STOCKHOLDER AND EMPLOYEE.

    A Participant shall have no rights as a stockholder by virtue of the Participant's participation in the Plan until the date of the issuance of a certificate for the shares purchased pursuant to the exercise of the Participant's Purchase Right (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such certificate is issued, except as provided in Section 4.2. Nothing herein shall confer upon a Participant any right to continue in the employ of the Participating Company Group or interfere in any way with any right of the Participating Company Group to terminate the Participant's employment at any time.

    18.  LEGENDS.

    The Company may at any time place legends or other identifying symbols referencing any applicable federal, state or foreign securities law restrictions or any provision convenient in the administration of the Plan on some or all of the certificates representing shares of Stock issued under the Plan. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to a Purchase Right in the possession of the Participant in order to carry out the provisions of this Section.

    19.  NOTIFICATION OF SALE OF SHARES.

    The Company may require the Participant to give the Company prompt notice of any disposition of shares acquired by exercise of a Purchase Right within two years from the date of granting such Purchase Right or one year from the date of exercise of such Purchase Right. The Company may require that until such time as a Participant disposes of shares acquired upon exercise of a Purchase Right, the Participant shall hold all such shares in the Participant's name (or, if elected by the Participant, in the name of the Participant and his or her spouse but not in the name of any nominee) until the lapse of the time periods with respect to such Purchase Right referred to in the preceding sentence. The Company may direct that the certificates evidencing shares acquired by exercise of a Purchase Right refer to such requirement to give prompt notice of disposition.

    20.  NOTICES.

    All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

    21.  INDEMNIFICATION.

    In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Participating Company Group, members of the Board and any officers or employees of the Participating Company Group to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

    22.  AMENDMENT OR TERMINATION OF THE PLAN.

    The Board may at any time amend or terminate the Plan, except that (a) such termination shall not affect Purchase Rights previously granted under the Plan, except as permitted under the Plan, provided however that the Board may terminate the Plan (and any Offerings and future Purchase Rights) on any Purchase Date if the Board determines that such termination is in the best interests of the Company and its stockholders; and (b) no amendment may adversely affect a Purchase Right previously granted under the Plan (except to the extent permitted by the Plan or as may be necessary to qualify the Plan as an employee stock purchase plan pursuant to Section 423 of the Code or to obtain qualification or registration of the shares of Stock under applicable federal, state or foreign securities laws). In addition, an amendment to the Plan must be approved by the stockholders of the Company within twelve (12) months of the adoption of such amendment if such amendment would authorize the sale of more shares than are authorized for issuance under the Plan or would change the definition of the corporations that may be designated by the Board as Participating Companies. In the event that the Board approves an amendment to increase the number of shares authorized for issuance under the Plan (the "ADDITIONAL SHARES"), the Board, in its sole discretion, may specify that such Additional Shares may only be issued pursuant to Purchase Rights granted after the date on which the stockholders of the Company approve such amendment, and such designation by the Board shall not be deemed to have adversely affected any Purchase Right granted prior to the date on which the stockholders approve the amendment.

    IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing Invitrogen Corporation 1998 Employee Stock Purchase Plan was duly adopted by the Board of Directors of the Company on January 15, 1999.

                                          /s/ JOSEPH M. FERNANDEZ
                                          --------------------------------------
                                          Joseph M. Fernandez

PLAN HISTORY

November 20, 1998 Board adopts the Plan, with an initial reserve of 250,000 shares.

January 15, 1999   Stockholders approve Plan, with an initial reserve of 250,000 shares.

                             FIRST AMENDMENT TO THE
                             INVITROGEN CORPORATION
                       1998 EMPLOYEE STOCK PURCHASE PLAN

    Pursuant to Section 22 of the Invitrogen Corporation 1998 Employee Stock Purchase Plan (the "Plan"), said Plan is hereby amended as follows:

    1.  SECTION 4.1 SHALL BE AMENDED TO STATE IN ITS ENTIRETY AS FOLLOWS:

           4.1 MAXIMUM NUMBER OF SHARES ISSUABLE. Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be three hundred fifty thousand (350,000) and shall consist of authorized but unissued or reacquired shares of Stock, or any combination thereof. If an outstanding Purchase Right for any reason expires or is terminated or canceled, the shares of Stock allocable to the unexercised portion of such Purchase Right shall again be available for issuance under the Plan.

    2. The additional 100,000 shares authorized for issuance under the Plan by this Amendment may only be issued pursuant to Purchase Rights granted after the date on which the stockholders of the Company approve this Amendment.

                             INVITROGEN CORPORATION
                       1998 EMPLOYEE STOCK PURCHASE PLAN
                             SUBSCRIPTION AGREEMENT

NAME (Please print): ___________________________________________________________
                               (Last)          (First)         (Middle)

/ / Original Application for the Offering Period beginning _______, 199__.

/ / Change in Payroll Deduction rate effective with the pay period ending _______________, 199__.

    I hereby elect to participate in the 1998 Employee Stock Purchase Plan (the "PLAN") of Invitrogen Corporation (the "COMPANY") and subscribe to purchase shares of the Company's Stock in accordance with this Subscription Agreement and the Plan.

    I hereby authorize payroll deductions in the amount of ______ percent (in whole percentages not less than 1% (unless an election to stop deductions is being made) or more than 10%) of my "COMPENSATION" on each payday throughout the "OFFERING PERIOD" in accordance with the Plan. I understand that these payroll deductions will be accumulated for the purchase of shares of Stock at the applicable purchase price determined in accordance with the Plan. I understand that, except as otherwise provided by the Plan, I will automatically purchase shares on each Purchase Date under the Plan unless I withdraw from the Plan by giving written notice on a form provided by the Company or unless my employment terminates.

    I understand that I will automatically participate in each subsequent Offering that commences immediately after the last day of an Offering in which I am participating until I withdraw from the Plan by giving written notice on a form provided by the Company or I cease to be eligible to participate in the Plan.

    Shares I purchase under the Plan should be issued in the name(s) set forth below. (Shares may be issued in the participant's name alone or together with the participant's spouse as community property or in joint tenancy.)

    NAME(S): ___________________________________________________________________

    ADDRESS: ___________________________________________________________________

    MY SOCIAL SECURITY NUMBER: _________________________________________________

    I agree to make adequate provision for the federal, state, local and foreign tax withholding obligations, if any, which may arise upon my purchase of shares under the Plan and/or my disposition of such shares. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet such withholding obligations.

    I agree that while I hold shares acquired under the Plan, unless otherwise permitted by the Company, I will hold such shares in the name(s) entered above (and not in the name of any nominee) for at least two years from the first day of the Offering Period in which, and at least one year from the Purchase Date on which, I acquired such shares (this restriction only applies to the name(s) in which shares are held and does not affect the ability to dispose of Plan shares).

    I AGREE THAT I WILL NOTIFY THE CHIEF FINANCIAL OFFICER OF THE COMPANY IN WRITING WITHIN 30 DAYS AFTER ANY SALE, GIFT, TRANSFER OR OTHER DISPOSITION OF ANY KIND PRIOR TO THE END OF THE PERIODS REFERRED TO IN THE PRECEDING PARAGRAPH (A "DISQUALIFYING DISPOSITION") OF ANY SHARES I PURCHASED UNDER THE PLAN. I FURTHER AGREE THAT IF I DO NOT RESPOND WITHIN 30 DAYS OF THE DATE OF A DISQUALIFYING DISPOSITION SURVEY DELIVERED TO ME, THE COMPANY MAY TREAT MY NONRESPONSE AS MY NOTICE TO

THE COMPANY OF A DISQUALIFYING DISPOSITION AND MAY COMPUTE AND REPORT TO THE INTERNAL REVENUE SERVICE THE ORDINARY INCOME I MUST RECOGNIZE UPON SUCH DISQUALIFYING DISPOSITION.

    I am familiar with the provisions of the Plan and agree to participate in the Plan subject to all of its provisions. I understand that the Board of Directors of the Company reserves the right to terminate the Plan or to amend the Plan and my right to purchase stock under the Plan to the extent provided by the Plan. I understand that the effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Date: ______________ Signature: ___________________________________

                             INVITROGEN CORPORATION
                       1998 EMPLOYEE STOCK PURCHASE PLAN
                              NOTICE OF WITHDRAWAL

    NAME (Please print): _______________________________________________________
                                  (Last)         (First)        (Middle)

    I hereby elect to withdraw from the Offering under Invitrogen Corporation 1998 Employee Stock Purchase Plan (the "PLAN") which began on ___________, 19___ and in which I am currently participating (the "CURRENT OFFERING").

    ELECT EITHER A OR B BELOW:

/ / A. I elect to terminate immediately my participation in the Current Offering and in the Plan.

                  I request that the Company cease all further payroll deductions from my Compensation under the Plan (provided that I have given sufficient notice prior to the next payday). I request that all payroll deductions credited to my account under the Plan (if any) not previously used to purchase shares under the Plan shall not be used to purchase shares on the next Purchase Date of the Current Offering.
                  Instead, I request that all such amounts be paid to me as soon as practicable. I understand that this election immediately terminates my interest in the Current Offering and in the Plan.

/ / B.            I elect to terminate my participation in the Current
                  Offering and in the Plan following my purchase of shares on the next Purchase Date of the Current Offering.

                  I request that the Company cease all further payroll deductions from my Compensation under the Plan (provided that I have given sufficient notice prior to the next payday). I request that all payroll deductions credited to my account under the Plan (if any) not previously used to purchase shares under the Plan shall be used to purchase shares on the next Purchase Date of the Current Offering to the extent permitted by the Plan. I understand that this election will terminate my interest in the Current Offering and in the Plan immediately following such purchase. I request that any cash balance remaining in my account under the Plan after my purchase of shares be paid to me as soon as practicable.

    I understand that by making this election I am terminating my interest in the Plan and that no further payroll deductions will be made (provided that I have given sufficient notice prior to the next payday) unless I elect in accordance with the Plan to become a participant in another Offering under the Plan by filing a new Subscription Agreement with the Company.

Date: ______________________________    Signature: _____________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (DGCL) authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers under certain circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). The Registrant's Restated Certificate of Incorporation provides that the Registrant will indemnify its directors and officers to the fullest extent permitted by law and that directors shall not be liable for monetary damages to the Registrant or its stockholders for breach of fiduciary duty, except to the extent that the DGCL prohibits elimination or limitation of such liability.

    The Registrant's Restated Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or to its stockholders, (ii) for acts or omissions not made in good faith or involving intentional misconduct or a knowing violation of the law,
(iii) under Section 174 of the DGCL, or (iv) for any transactions from which the director derives an improper personal benefit. In addition, the Registrant's Amended and Restated By-laws provide that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Registrant will be indemnified to the fullest extent permitted by the DGCL.

    Under the terms of various Directors and Officers Liability and Corporation Reimbursement Liability Policies, the directors and officers of the Registrant are insured, subject to applicable policy exclusions, limits and deductibles, against any loss incurred in connection with any claim made against them or any of them for any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted, or any matter not excluded by the terms and conditions of the policy, claimed against them solely by reason of their being directors or officers of the Registrant. The foregoing statements are subject to the detailed provisions of such Policies.

    The Registrant has entered into agreements with each of its executive officers and directors under which the Registrant has agreed to indemnify each of them against expenses and losses incurred for claims brought against them by reason of their being an officer or director of the Registrant. Such expenses and losses include, to the maximum extent permitted by law, attorneys' fees, judgments, civil or criminal fines, settlement amounts, and other expenses customarily incurred in connection with legal proceedings. Under each indemnification agreement, a director or officer will not be indemnified if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant. Each indemnification agreement provides a number of procedures and presumptions used in the determination of the right to indemnification, as well as a requirement that in order to receive an advancement of expenses, the director or officer must submit an undertaking to repay any expenses advanced on his or her behalf with respect to which it is later determined the director or officer was not entitled to receive. Each indemnification agreement is effective for actions arising out of acts or omissions which may have occurred before or after the execution of such indemnification agreement. The foregoing statements are subject to the detailed provisions of such indemnification agreements.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     EXHIBIT NO.                                DESCRIPTION
---------------------                           -----------
         2.1            Agreement and Plan of Merger, dated as of July 7, 2000,
                        between the Registrant and Life Technologies, Inc. (attached as Annex A to the Proxy Statement/Prospectus included in
                        this Registration Statement).* The Registrant will furnish supplementally a copy of all omitted Schedules to
                        Exhibit 2.1 upon the request of the Securities and Exchange
                        Commission.

         2.2            Agreement and Plan of Merger, dated as of July 7, 2000,
                        between the Registrant and Dexter Corporation (attached as
                        Annex B to the Proxy Statement/Prospectus included in this
                        Registration Statement).* The Registrant will furnish
                        supplementally a copy of all omitted Schedules to
                        Exhibit 2.2 upon the request of the Securities and Exchange
                        Commission.

         3.1 Restated Certificate of Incorporation of the Registrant as currently in effect.(1)

         3.2            Amended and Restated By-Laws of the Registrant.(1)

         3.3 Certificate of Incorporation of Life Technologies, Inc. as currently in effect.(2)

         3.4            Amended and Restated By-laws of Life Technologies, Inc.(2)

         3.5            Restated Certificate of Incorporation of Dexter Corporation
                        as currently in effect.(3)

         3.6            By-laws of Dexter Corporation.(3)

         5.1 Opinion of Gray Cary Ware & Freidenrich LLP regarding the legality of the securities being registered.*

        10.1            First Amendment to the Invitrogen Corporation 1998 Employee
                        Stock Purchase Plan.*

        10.2            Second Amendment to the Invitrogen Corporation 1998 Employee
                        Stock Purchase Plan.*

        10.3            Second Amendment to the Invitrogen Corporation 1997 Employee
                        Stock Option Plan.*

        10.4            Third Amendment to the Invitrogen Corporation 1997 Employee
                        Stock Option Plan.*

        15.1 Letter from PricewaterhouseCoopers LLP regarding unaudited financial information for Life Technologies, Inc.*

        15.2 Letter for PricewaterhouseCoopers LLP regarding unaudited financial information for Dexter Corporation.*

        23.1 Consent of Gray Cary Ware & Freidenrich LLP (included as part of Exhibit 5.1).*

        23.2 Consent of Arthur Andersen LLP in connection with the audited financial information of Invitrogen Corporation.*

        23.3 Consent of Arthur Andersen LLP in connection with the audited financial information of Research Genetics, Inc.*

        23.4            Consent of PricewaterhouseCoopers LLP in connection with the audited financial information of Life Technologies, Inc.*

        23.5            Consent of PricewaterhouseCoopers LLP in connection with the audited financial information of Dexter Corporation.*

        24.1 Powers of Attorney (set forth on signature page of the Registration Statement).*

        99.1            Consent of Credit Suisse First Boston Corporation.*

        99.2            Consent of Lehman Brothers Inc.*

        99.3            Form of Proxy for Invitrogen Corporation.*

        99.4            Form of Proxy for Life Technologies, Inc.*

     EXHIBIT NO.                                DESCRIPTION
---------------------                           -----------
        99.5            Form of Proxy for Dexter Corporation.*

------------------------

*   Filed herewith

(1) Incorporated herein by reference from Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed on March 14, 2000, File number 000-25317.

(2) Incorporated herein by reference from Life Technologies' Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed on March 15, 2000, File Number 000-14991.

(3) Incorporated herein by reference from Dexter's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed on March 15, 2000, File Number 001-05542.

    All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required or are inapplicable, and therefore have been omitted, or the required information is disclosed in the Consolidated Financial Statements.

ITEM 22. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The Registrant undertakes that every prospectus:

           (i) that is filed pursuant to paragraph (b) immediately preceding, or

           (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirement of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California on August 14, 2000.

                                                       INVITROGEN CORPORATION

                                                       By:  /s/ JAMES R. GLYNN
                                                            -----------------------------------------
                                                            James R. Glynn
                                                            Executive Vice President and
                                                            Chief Financial Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James R. Glynn and Warner R. Broaddus, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Date: August 14, 2000                                  /s/ LYLE C. TURNER
                                                       ---------------------------------------------
                                                       Lyle C. Turner
                                                       Chief Executive Officer and Chairman of the
                                                       Board of Directors

Date: August 14, 2000                                  /s/ JAMES R. GLYNN
                                                       ---------------------------------------------
                                                       James R. Glynn
                                                       Executive Vice President, Chief Financial
                                                       Officer and Director

Date: August 14, 2000                                  /s/ LEWIS J. SHUSTER
                                                       ---------------------------------------------
                                                       Lewis J. Shuster
                                                       Chief Operating Officer and Director

Date: August 14, 2000                                  /s/ DAVID E. MCCARTY
                                                       ---------------------------------------------
                                                       David E. McCarty
                                                       Director

Date: August 14, 2000                                  /s/ DONALD W. GRIMM
                                                       ---------------------------------------------
                                                       Donald W. Grimm
                                                       Director

Date: August 14, 2000                                  /s/ KURT R. JAGGERS
                                                       ---------------------------------------------
                                                       Kurt R. Jaggers
                                                       Director

Date: August 14, 2000                                  /s/ BRADLEY G. LORIMER
                                                       ---------------------------------------------
                                                       Bradley G. Lorimer
                                                       Director

Date: August 14, 2000                                  /s/ JAY M. SHORT
                                                       ---------------------------------------------
                                                       Jay M. Short
                                                       Director

                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION
---------------------                           -----------
         2.1            Agreement and Plan of Merger, dated as of July 7, 2000,
                        between the Registrant and Life Technologies, Inc. (attached as Annex A to the Proxy Statement/Prospectus included in
                        this Registration Statement).* The Registrant will furnish supplementally a copy of all omitted Schedules to
                        Exhibit 2.1 upon the request of the Securities and Exchange
                        Commission.

         2.2            Agreement and Plan of Merger, dated as of July 7, 2000,
                        between the Registrant and Dexter Corporation (attached as
                        Annex B to the Proxy Statement/Prospectus included in this
                        Registration Statement).* The Registrant will furnish
                        supplementally a copy of all omitted Schedules to
                        Exhibit 2.2 upon the request of the Securities and Exchange
                        Commission.

         3.1 Restated Certificate of Incorporation of the Registrant as currently in effect.(1)

         3.2            Amended and Restated By-Laws of the Registrant.(1)

         3.3 Certificate of Incorporation of Life Technologies, Inc. as currently in effect.(2)

         3.4            Amended and Restated By-laws of Life Technologies, Inc.(2)

         3.5            Restated Certificate of Incorporation of Dexter Corporation
                        as currently in effect.(3)

         3.6            By-laws of Dexter Corporation.(3)

         5.1 Opinion of Gray Cary Ware & Freidenrich LLP regarding the legality of the securities being registered.*

        10.1            First Amendment to the Invitrogen Corporation 1998 Employee
                        Stock Purchase Plan.*

        10.2            Second Amendment to the Invitrogen Corporation 1998 Employee
                        Stock Purchase Plan.*

        10.3            Second Amendment to the Invitrogen Corporation 1997 Employee
                        Stock Option Plan.*

        10.4            Third Amendment to the Invitrogen Corporation 1997 Employee
                        Stock Option Plan.*

        15.1 Letter from PricewaterhouseCoopers LLP regarding unaudited financial information for Life Technologies, Inc.*

        15.2 Letter for PricewaterhouseCoopers LLP regarding unaudited financial information for Dexter Corporation.*

        23.1 Consent of Gray Cary Ware & Freidenrich LLP (included as part of Exhibit 5.1).*

        23.2 Consent of Arthur Andersen LLP in connection with the audited financial information of Invitrogen Corporation.*

        23.3 Consent of Arthur Andersen LLP in connection with the audited financial information of Research Genetics, Inc.*

        23.4            Consent of PricewaterhouseCoopers LLP in connection with the audited financial information of Life Technologies, Inc.*

        23.5            Consent of PricewaterhouseCoopers LLP in connection with the audited financial information of Dexter Corporation.*

        24.1 Powers of Attorney (set forth on signature page of the Registration Statement).*

        99.1            Consent of Credit Suisse First Boston Corporation.*

        99.2            Consent of Lehman Brothers Inc.*

        99.3            Form of Proxy for Invitrogen Corporation.*

        99.4            Form of Proxy for Life Technologies, Inc.*

        99.5            Form of Proxy for Dexter Corporation.*

------------------------

*   Filed herewith

(1) Incorporated herein by reference from Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed on March 14, 2000, File number 000-25317.

(2) Incorporated herein by reference from Life Technologies' Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed on March 15, 2000, File Number 000-14991.

(3) Incorporated herein by reference from Dexter's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed on March 15, 2000, File Number 001-05542.